As confidentially submitted to the Securities and Exchange Commission on November 19, 2021. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

CONFIDENTIAL DRAFT SUBMISSION NO. 3

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Solta Medical Corporation

(Exact name of registrant as specified in its charter)

British Columbia, Canada	3845	98-1628966
(State or other jurisdiction of incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. employer identification number)

520 Applewood Crescent

Vaughan, Ontario, Canada L4K 5X3

(905) 695-7700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Cogency Global Inc.

122 East 42nd Street, 18th Floor

New York, New York 10168

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Michael Kaplan Marcel Fausten Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 Tel: (212) 450-4000	Michael Schiavone David Ni Sidley Austin LLP 787 Seventh Avenue New York, New York 10019 Tel: (212) 839-5300

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☒

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common Shares, no par value	$	$

(1)	Includes shares that the underwriters have the option to purchase to cover over-allotments.
(2)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(3)	To be paid in connection with the initial filing of the registration statement.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                 , 2021

PRELIMINARY PROSPECTUS

Solta Medical Corporation

Common Shares

This is an initial public offering of common shares of Solta Medical Corporation. All of our common shares are currently held by Bausch Health Companies Inc. (“BHC”). BHC is selling all of the common shares offered hereby. We are not selling any of the common shares in this offering and will not receive any proceeds from the sale of the common shares. Prior to this offering, there has been no public market for our common shares. The estimated initial public offering price is between $                 and $                 per common share.

We intend to list our common shares on the Nasdaq Global Select Market (“NASDAQ”) under the symbol “SLTA.”

After the completion of this offering, BHC will continue to own a majority of the voting power of our common shares eligible to vote in the election of our directors. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of NASDAQ. See “Management—Controlled Company Exception.”

	Per Share	Total
Public offering price	$	$
Underwriting commissions(1)	$	$
Proceeds, before expenses, to BHC	$	$

(1)	BHC has agreed to reimburse the underwriters for certain FINRA-related expenses. See “Underwriting.”

BHC has granted the underwriters an option for a period of 30 days to purchase up to an additional                 common shares to cover over-allotments at the initial public offering price less underwriting commissions.

Investing in our common shares involves risks. See “Risk Factors” beginning on page 23.

None of the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the common shares to purchasers on or about                  , 2021.

Goldman Sachs & Co. LLC	Morgan Stanley

The date of this prospectus is                 , 2021.

Until                , 2021, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

We are responsible for the information contained in this prospectus and in any related free-writing prospectus we may prepare or authorize to be delivered to you. We have not, and neither BHC nor the underwriters have, authorized anyone to give you any other information, and we, BHC and the underwriters take no responsibility for any other information that others may give you. We, BHC and the underwriters are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common shares. We are offering to sell, and seeking offers to buy, common shares only in jurisdictions where offers and sales are permitted.

For investors outside of the United States: Neither we, BHC nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purposes is required, other than in the United States. Persons who come into possession of this prospectus and any applicable free writing prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus and any such free writing prospectus applicable to that jurisdiction.

About this Prospectus

Unless the context requires otherwise, (a) references to “Solta Medical,” “Solta,” the “Company,” “we,” “us,” “our” and the “Business” refer to Solta Medical Corporation and its consolidated subsidiaries after giving effect to the transactions described under “The Separation,” (b) references to “Bausch Health,” “Bausch,” “BHC” and “Parent” refer to Bausch Health Companies Inc., a company continued under the British Columbia Business Corporations Act (“BCBCA”), and its consolidated subsidiaries other than Solta Medical and its consolidated subsidiaries, unless the context otherwise requires and (c) references to “shares” and “common shares” refer to Solta’s common shares, unless the context otherwise requires. In addition, unless the context requires otherwise, statements relating to our history in this prospectus describe the history of the Solta business of BHC (the “Solta Business”) and forward-looking statements assume the completion of all of the transactions described in this prospectus, including the Separation.

Trademarks and Trade Names

The BHC name and mark, and other trademarks, trade names and service marks containing BHC appearing in this prospectus, including the Solta Medical Corporation and Solta names and marks, are the property of BHC. After the completion of this offering, we will own the Solta Medical Corporation and Solta names and marks and certain other trademarks, trade names and service marks. Solely for convenience, some of the trademarks, service marks and trade names referred to in this prospectus are listed without the ® and TM symbols, but we and BHC, as applicable, will assert, to the fullest extent under applicable law, rights to such trademarks, service marks and trade names.

Basis of Presentation

The Company has historically operated as part of BHC; therefore, stand-alone financial statements have not historically been prepared. The financial information contained within this prospectus has been prepared from BHC’s historical accounting records and is presented on a stand-alone basis as if the Company’s operations had been conducted independently from BHC. The financial information contained herein has been prepared by the Company in United States (“U.S.”) dollars and in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”), applied on a consistent basis. All intercompany accounts and transactions within the Company have been eliminated. The assets and liabilities of the Company have been determined to be specifically identifiable or otherwise attributable to the Company.

ii

The financial information contained herein includes all revenues and expenses directly attributable to Solta, including costs for facilities, functions and services used by Solta. Expenses performed by centralized BHC are directly charged to Solta based on specific identification when possible or based on a reasonable allocation driver such as net sales, headcount or other allocation methods depending on the nature of the services and/or costs. The results of operations include allocations of costs for administrative functions and services performed on behalf of Solta by centralized groups within BHC. All charges and allocations for facilities, functions and services performed by BHC have been deemed settled in cash by Solta to BHC in the period in which the cost was recorded. Current and deferred income taxes have been determined based on the stand-alone results of Solta. However, because the Company filed as part of BHC’s tax group in certain jurisdictions, the Company’s actual tax balances may differ from those reported. The Company’s portion of its domestic and certain income taxes for jurisdictions outside the United States are deemed to have been settled in the period the related tax expense was recorded.

The financial statements and related financial results included in this prospectus may not be indicative of our future performance and do not necessarily reflect what our financial position and results of operations would have been had we operated as a standalone public company during the periods presented, including changes that will occur in our operations and capital structure as a result of this offering and the Separation. See “Risk Factors—Risks Relating to the Separation and Our Relationship with BHC—We have no recent history of operating as an independent company, and our historical and unaudited pro forma financial information is not necessarily representative of the results that we would have achieved as an independent, publicly traded company and may not be a reliable indicator of our future results.”

Non-GAAP Measures

This prospectus contains certain financial measures, including EBITDA (non-GAAP), Adjusted EBITDA (non-GAAP), Adjusted EBITDA margin (non-GAAP), Contribution (non-GAAP), Contribution margin (non-GAAP), Free cash flows (non-GAAP) and Adjusted net income (non-GAAP), that are not required by, or presented in accordance with, U.S. GAAP. We refer to these measures as “non-GAAP” financial measures or information. See “Management Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Information” for our definitions of EBITDA (non-GAAP), Adjusted EBITDA (non-GAAP), Adjusted EBITDA margin (non-GAAP), Contribution (non-GAAP), Contribution margin (non-GAAP), Free cash flows (non-GAAP) and Adjusted net income (non-GAAP) and reconciliations to the nearest GAAP measure for the periods presented.

Market and Industry Data and Forecasts

Unless indicated otherwise, the information concerning the industry in which Solta participates contained in this prospectus is based on Solta’s general knowledge of and expectations concerning the industry. Statements regarding Solta’s position, share and industry size are based on estimates made using publicly available information as well as Solta’s internal estimates, which are based on data from various industry analyses and internal research, adapted to adjustments and assumptions that we believe to be reasonable. In particular, statements in this prospectus relating to Solta’s market position and position as a leading global aesthetic medical device company are based on the Company’s revenue compared to its competitors in the global aesthetic medical device industry. In addition, Solta believes that data regarding the industry, market share and its position within such industry provide general guidance but are inherently imprecise and may be subject to differing interpretations. Further, while Solta is not aware of any misstatements regarding any such data, such data involves risks and uncertainties and is subject to change based on various factors, including those discussed under the headings “Cautionary Statements Concerning Forward-Looking Statements” and “Risk Factors” in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates and assumptions.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. It may not contain all the information that may be important to you. You should read the entire prospectus carefully, including the section entitled “Risk Factors,” our financial statements and the related notes included elsewhere in this prospectus and the pro forma financial statements and the notes to those statements included elsewhere in this prospectus, before making an investment decision to purchase our shares. Unless the context otherwise requires, the information included in this prospectus about Solta, including the combined financial statements, assumes the completion of all of the transactions referred to in this prospectus in connection with the Separation (as defined below).

Overview

We believe we are a leading global aesthetic medical device company focused on the development, manufacture and sale of innovative technologies that provide aesthetic and therapeutic benefits. Since the launch of our first commercial Thermage® product in 2002, we have pioneered products that have advanced the field of aesthetic medical devices, including building a portfolio of over 200 patents worldwide. With one of the longest track records in the aesthetic medical device industry, our category-leading brands – Thermage®, Clear + Brilliant®, Fraxel® and VASER® – are well-respected and well-known to consumers of skin and body aesthetic treatments. Our portfolio of clinically proven energy-based aesthetic medical devices addresses a range of fast-growing treatment categories, including skin tightening, skin resurfacing, and body contouring, and the majority of our revenue from these technologies is derived from non- and minimally-invasive procedures. We offer our global customer base of dermatologists, plastic surgeons, aesthetic physicians and medical spa practitioners a compelling value proposition and return on investment to build and grow their respective practices. Our focus on developing cutting-edge technologies to better meet the needs of consumers coupled with the compelling value we offer to our customer partners has allowed us to build a significant global footprint, with an installed base of more than 13,800 systems and presence in approximately 50 countries as of December 31, 2020.

Over the last two decades, we have built a consistent track record of demonstrated technological innovation. In 2002, we developed and launched our first Thermage® product the first RF device approved by the FDA for skin tightening and treating wrinkles. The success and unique benefits that our technologies offer to consumers and patients is supported by more than 200 clinical publications. We believe this extensive track record of clinical evidence and safety is unique in our industry and a compelling differentiator that drives demand for our products. Since our founding, we have relentlessly focused on progressing the aesthetic medical device field through innovations, as demonstrated below.

We build deep longstanding relationships with dermatologists, plastic surgeons, aesthetic physicians and medical spa practitioners across the globe. Our extensive commercial network, including a direct market presence in over 15 countries and a global commercial team of approximately 200 employees, is built to cultivate localized, partnership-oriented relationships with these customers. Our products are designed to offer attractive economics to our partners, allowing our customers to realize a compelling return on investment through ongoing consumer and patient treatment procedures, powering demand for our portfolio of proprietary consumables. Our commitment comprehensive post-sale customer support provides us with multiple ongoing touchpoints that enable us to deepen our customer relationships, drive product usage and gain valuable market insights that power our innovation.

Our comprehensive portfolio of aesthetic medical devices is built to deliver clear benefits to consumers across a wide range of use cases. Our products are built on key, clinically-proven energy-based technologies including monopolar RF, non-ablative fractional lasers, and ultrasound that offer compelling differentiated advantages relative to alternative treatment options and competitor technologies. Our portfolio offers an ability to treat all skin types through minimally-invasive treatment solutions that offer minimal downtime. We address many fast-growing areas of consumer aesthetic needs, including skin tightening, body contouring, smoothing fine lines, wrinkles, reducing pore size, collagen boosting, skin tone, pigment, skin permeability, sun damage, actinic keratosis (“AK”), acne scars, surgical scars, wrinkles, melasma, and unwanted fat. As a result, we believe the breadth and synergistic nature of our products allows us to meet a consumers’ aesthetic needs across their lifetime, promoting consumer loyalty to our brand and sustaining our growth.

To enhance our market position and sustain our track record of innovation we continuously invest in our technological R&D. Our powerful innovation engine is supported by a portfolio of over 200 patents built by our deeply experienced and committed R&D team of more than 40 employees. Our ability to effectively innovate is enhanced by our deep relationships with our customers and other scientists and physicians that have expertise in the field of aesthetic medical devices, which allows us to incorporate critical feedback and emerging trends in real-time to support our continuous and iterative development processes. We currently have an emerging pipeline of enhancements and next generation products, solutions and enhancements and expect to continue to expand our portfolio in future years.

Our products address significant and growing markets that we believe will sustain our long-term growth. Demand for aesthetic medical devices is increasing due to innovative technologies, such as our non-invasive aesthetic procedures, growing interest in personal appearances, including amongst the aging population, greater word-of-mouth enabled by social media, and overall growth in disposable income, particularly in emerging markets, amongst others. We have multiple vectors to power our growth including further penetration of our market opportunity, increasing product utilization, cross-portfolio adoption of our treatment solutions and expanding our presence in existing and new geographies. We believe these factors, coupled with our compelling pipeline of enhancements and next-generation products, effectively positions us to sustain and power our future growth.

Our track record of success is evidenced by the significant growth in our business. Our compelling financial model is driven by a diverse offering of capital equipment sales, as well as highly recurring revenue driven by sales of consumables for individual treatments as well as service contracts.

Our revenues for the nine months ended September 30, 2021 and 2020 and for the years ended December 31, 2020, 2019 and 2018 were $218.7 million, $165.5 million, $252.6 million, $193.9 million and $135.2 million, respectively, and are generally diversified by franchise, category and geography, as set forth below:

	Nine Months Ended September 30,				Years Ended December 31,
	2021		2020		2020		2019		2018
(in millions)	Amount	Pct.	Amount	Pct.	Amount	Pct.	Amount	Pct.	Amount	Pct.
Revenues by Franchise
Thermage®	$170.2	78%	$139.6	84%	$210.4	84%	$142.8	74%	$84.8	63%
Clear + Brilliant®	18.5	8%	7.8	5%	13.3	5%	18.0	9%	16.3	12%
Fraxel®	12.4	6%	7.0	4%	12.2	5%	13.7	7%	15.1	11%
VASER®	16.6	8%	10.4	6%	15.8	6%	18.1	9%	16.3	12%
Other	1.0	—%	0.7	1%	0.9	—%	1.3	1%	2.7	2%

Total revenues	$218.7	100%	$165.5	100%	$252.6	100%	$193.9	100%	$135.2	100%

Revenues by Category
Systems	$56.9	26%	$51.4	32%	$78.3	31%	$61.1	32%	$43.4	32%
Tips and other consumables	156.0	71%	110.0	66%	168.3	67%	126.9	65%	85.9	64%

Revenues from product sales	212.9	97%	161.4	98%	246.6	98%	188.0	97%	129.3	96%
Other revenues	5.8	3%	4.1	2%	6.0	2%	5.9	3%	5.9	4%

Total revenues	$218.7	100%	$165.5	100%	$252.6	100%	$193.9	100%	$135.2	100%

Revenues by Region
Asia Pacific	$147.2	67%	$116.6	71%	$171.1	68%	$115.7	60%	$69.8	51%
North America	58.2	27%	33.0	19%	57.7	23%	62.5	32%	52.9	39%
Europe/Middle East	11.5	5%	15.1	9%	22.2	8%	13.4	7%	10.3	8%
Other	1.8	1%	0.8	1%	1.6	1%	2.3	1%	2.2	2%

Total revenues	$218.7	100%	$165.5	100%	$252.6	100%	$193.9	100%	$135.2	100%

Industry Overview

The global market for aesthetic medical devices is significant and growing. According the International Society of Aesthetic Plastic Surgery, there were an estimated 25 million surgical and non-surgical aesthetic procedures globally in 2019, of which approximately 2.7 million were non-surgical, non-injectable procedures. Additionally, the American Society for Aesthetic Plastic estimates that within the U.S. alone, consumers spent more than $8 billion on a total of over 4.5 million surgical and non-surgical aesthetic medical procedures in 2019. According to Data Bridge Market Research, the global aesthetic medical market is expected to grow at a CAGR of approximately 12% from 2019 to 2026.

In recent years, the aesthetics industry has seen a shift from traditional surgical approaches to more non-invasive and patient friendly procedures. This increase in patient preference for non- or minimally-invasive procedures has fueled industry growth. In addition to being more affordable, these procedures offer the additional advantages of being less painful, having a reduced risk of scarring, and offering shorter recovery periods. Growing demand for non-invasive cosmetic procedures combined with a surge in the availability of providers, facilities, and products continues to accelerate growth in the industry.

Other tailwinds driving industry growth include:

•

Strong demographic forces: The Baby Boomer generation is seeking procedures to battle the effects of aging. Simultaneously, Millennials are aging and as a result, are increasingly taking skin care and aesthetic health more seriously with an affinity to spend on premium treatments. As of 2019, Millennials comprise 22% of the U.S. population.

•

Growth in disposable income: As the global economy grows, consumers have more disposable income to spend on premium products. This dynamic accelerated during the COVID-19 pandemic when many consumers deferred large expenditures.

•

Social media influence and virtual communication: The proliferation of social media has elevated role of influencers in generating consumer demand especially among the Millennial and Gen Z demographics. Additionally, greater prevalence of virtual communication and video conferencing has increased consumers’ desire to “look their best” in their daily lives.

•

Physician economics: The impact of managed care and reimbursement on physician economics has motivated physicians to establish or expand the menu of elective, private-pay aesthetic medical procedures that they offer.

Established and Emerging Markets

According to the International Society of Aesthetic Plastic Surgery, North America was the largest aesthetics market globally in 2019. We believe the fastest growing region for aesthetics over the medium term will be Asia Pacific (“APAC”). In addition to growing consumer knowledge and increased interest in cosmetic procedures, we believe global marketing campaigns, rising medical tourism, and widened acceptance are all likely to stimulate the market in the APAC region. Other significant markets include Europe, the Middle East and Africa (“EMEA”) and Latin America.

Market Opportunity

With the rapid growth in the aesthetic medical device industry and increasing consumer demand, the attractive industry economics only further incentivize a broad group of new customers to incorporate aesthetics treatments into their practices. The aesthetic medical device industry is primarily a cash pay model which reduces reimbursement risk for both Solta and physician customers.

Additionally, we believe there is a large group of potential patients who desire to have surgery-like results provided the procedure is fast, painless and causes minimal patient recovery downtime. Our current product portfolio is capable of delivering such results. We estimate that approximately 60% of aesthetic patients are concerned about specific facial aesthetic issues that we treat, including drooping eyelids; facial sagging; and tone, texture, and jawline fat. Additionally, based on to a survey of 1,000 consumers conducted by ORC International, in 2018 there were approximately 28 million potential customers who identified as considering an aesthetic medical procedure in the next 12 months, but had not yet visited a physician. The same survey also found that over 40% of these potential and current patients consider facial skin tone, texture and brown- or red-colored spots on the face a top concern. Also, a significant percentage of surgical and non-surgical patients receiving cosmetic procedures are repeat patients who have multiple procedures performed in a single session.

Current Treatment Landscape

Numerous procedure types—ranging from surgical to non-invasive—are currently commercially available, but each bears its own limitations:

Surgical and Minimally-Invasive Procedures

•

Surgical risks: Surgical and moderately-invasive procedures carry risks of infection, scarring, perforation, and hemorrhage. These procedures generally require a general or local anesthesia, which has additional risks.

•

Pain and recovery downtime: Surgical procedures may involve pain and require significant post-procedure recovery that may result in extended patient consumption of pain medication and time away from work.

•	Physician dependent: The aesthetic results often depend on a particular physician’s skill and training. In addition, these procedures require significant physician time.

•

Limited repeatability: The process of removing or destroying fat cells with surgical or minimally-invasive procedures may result in the formation of scar tissue in the treated area. If a patient desires or requires additional treatments, the scar tissue in the treated area may prevent the patient from undergoing follow-up procedures to enhance or correct the original treatment results.

Non-Invasive Procedures

•

Potentially multiple treatments required: Existing non-invasive procedures based on radio frequency or laser energy often require multiple treatments before the patient obtains desired results, requiring the patient to schedule multiple, time-consuming procedures.

•

Inconsistent results: Existing non-invasive procedures may produce inconsistent results (e.g., fat reduction and skin rejuvenation). In addition, the technology used to perform these procedures is not always capable of selectively targeting fat cells and deeper-lying pigments, which can lead to unpredictable results, including damage to the surrounding tissue.

•	Technique dependent: Existing non-invasive procedures often require highly trained personnel to conduct the treatment. Poor technique may lead to reduced efficacy and inconsistent aesthetic results.

We believe our portfolio of diverse products addresses many of the shortcomings present across the current treatment continuum and offers an attractive value proposition for aesthetic physicians.

Our Products

Product Applications and Procedures

We provide a broad portfolio of products which collectively make up a comprehensive platform to address a range of aesthetic skin and body issues. With industry-leading technology underlying the simple, elegant designs, our products have a proven track record of providing consumers with aesthetic and therapeutic benefits. This platform of products includes the well-known brands Thermage® FLX system, Clear + Brilliant® system, Fraxel® system and VASER®lipo system.

Our portfolio of aesthetic treatment solutions includes a variety of non- and minimally-invasive aesthetic medical devices, in addition to surgical products. Backed by more than two decades of innovation, since inception our products have been used to perform over seven million procedures around the world.

Our energy-based aesthetic medical devices span numerous applications and procedures, enabling us to have what we believe is a leading position in our industry across age groups. The following graphic demonstrates the strength of our portfolio and provides high-level information about our products and their applications.

Technology and Delivery	• Monopolar RF	• Non-ablative Fractional Laser • 1440 nm: Diode Laser • 1927 nm: Diode Laser	• Non-ablative Fractional Laser • 1550 nm: Erbium-Doped Fiber Laser • 1927 nm: Thulium Laser	• Precise Ultrasound-Assisted Liposuction

Description	Utilizes MRF to heat the deeper collagen rich layers of the skin, which can cause an immediate collagen contraction and tightening. As the collagen is deposited and remodeled, it enables tightening over time and improved collagen density.	Utilizes fractional laser technology to create microchannels that penetrate into the dermis. By utilizing the principle of factional photothermolysis, the laser stimulates collagen remodeling and promotes elastic tissue formation.	Creates microscopic laser columns that penetrate into the dermis to expedite the body’s remodeling of collagen.	Acoustic energy delivered through a probe results in dislodging of fat cells, then the groves on the probe create a large fluid that further separates the fat cells while leaving other tissues intact.

Key Differentiators	• AccuREP technology • Non-invasive • Can treats across a variety of skin types • Little to no downtime • Results in a single treatment that also can improve over time	• Complete Treatment allows you to treat superficial and deeper concerns • Non-invasive • Can treats across a variety of skin types • Minimal downtime	• Non-invasive • Treats all skin types • Minimal downtime	• Minimally-invasive • Immediate results • Reduced surgeon fatigue

Helps Address	Skin tightening, body contouring, smoothing, fine lines, wrinkles	Original (1440 nm): Fine lines, pore size, and boosts collagen Permea (1927 nm): Skin tone, pigment, and skin permeability	Dyschromia, pigment, sun damage, AK, acne scars, surgical scars, wrinkles, and melasma	Stubborn, unwanted fat

Treatment Areas	Eyes, Face, Body	Face, Body	Eyes, Face, Body	Face, Body

Thermage® FLX System

The Thermage® system is a non-invasive RF therapy that can help smooth, tighten and contour skin and provide an overall younger-looking appearance. Thermage® can be used for the eyes, face and body, offering a flexible solution for consumers.

The Thermage® FLX system is used for the treatment of periorbital wrinkles and rhytids including the upper and lower eyelids, the non-invasive treatment of wrinkles and rhytids and the temporary improvement in the appearance of cellulite. The Thermage® FLX system uses monopolar RF technology to heat the deep, collagen rich layers of the dermal tissue, while the top vibrates and cools the surface to help provide patient comfort. The applied heat separates the water molecules from the fibrous collagen, which is designed to cause an immediate contraction, resulting in skin tightening. In the following few months, the secondary healing response can continue as collagen is deposited and remodeled. The new collagen growth further tightens the skin over time.

Unlike many cosmetic procedures which require multiple sessions, the Thermage® FLX system can deliver results after a single treatment. Furthermore, results can often continue to improve over time. The user-friendly interface with touchscreen navigation provides real-time feedback, and the handpiece is designed with a small profile for accurate placement. With a single handpiece, the Thermage® system is designed to provide consistent treatment without changing any headpieces. Optimized energy delivery is provided by our AccuREP technology which allows for automatic calibration.

Four different tips can be interchanged in order to deliver precise and effective treatment to various parts of the body. The current tip offerings include:

•	Total Tip—4.0 cm2: Precise heating to address lines and wrinkles and up to 25% faster than Total Tip 3.0 cm2

•	Total Tip—3.0 cm2: Precise heating to address lines and wrinkles

•	Eye Tip—0.25 cm2: Precise, shallow heating to treat wrinkles around the periorbital area and/or the eyelid itself

•	Body Tip—16.0 cm2: Offers vibration enhancements to aid in patient comfort

The Thermage® system has been a leader in non-invasive skin tightening treatments for over 18 years. The benefits and safety profile have been demonstrated by more than 75 clinical publications. Based on surveys of patients who have completed a qualified visit to a provider’s office as reported by RealPatientRatings.com, approximately 90% of respondents are satisfied with their treatments using the Thermage® system. Furthermore, the system provides compelling physician economics and return on investment. With more than two and a half million procedures performed since the system’s inception, we believe the Thermage® system has completed the most procedures of any tightening product on the market.

Clear + Brilliant® System

The Clear + Brilliant® system uses fractional laser technology and is designed to address and prevent the early signs of aging skin. Specifically, treatments can help prevent the worsening of fine lines or wrinkles due to aging or sun damage, as well as uneven pigmentation. Clear + Brilliant® creates hundreds of thousands of microscopic treatment zones in the upper layers of the skin, which stimulates collagen production and removes dead cells. This replaces damaged skin with healthy looking tissue and yields younger-looking skin. Treatment results have been demonstrated in over 20 published clinical studies. These studies have shown improvement in the look of fine lines, reduction in the appearance of pores, improvement to skin tone and texture, and improvement in skin’s overall appearance.

Treatments typically take about 30 minutes or less, and many patients choose to have routine treatments as part of their overall skincare regimen. The Clear + Brilliant® system uses our patented technology, the Intelligent Optical Tracking System (“IOTS”) to provide even application to all treatment areas. Additionally, the Clear + Brilliant® Perméa handpiece increases the skin’s permeability and can result in enhanced absorption of skincare products.

The Clear + Brilliant® Touch system was launched in the U.S. in 2021 and enables the use of two different wavelengths. The fractional diode laser consists of a 1440 nm wavelength in the original handpiece and a 1927 nm wavelength in the Perméa handpiece. Also, the system is designed to be intuitive to use and has a small tabletop footprint with simplified settings, making it possible to delegate procedures to trained office staff.

We believe we have been a leader in the preventative laser treatments space since 2011 and have been recognized on multiple occasions for our innovative technology. Clear + Brilliant® was named RealSelf’s most worth-it non-invasive laser in 2016 and then named New Beauty’s best laser for glowy skin in 2020. Based on surveys of patients who have completed a qualified visit to a provider’s office as reported by RealPatientRatings.com, approximately 96% of respondents are satisfied with their Clear + Brilliant® treatments. With over two and a half million procedures and counting, Clear + Brilliant® creates touchpoints with the consumer early and often making it an essential part of the consumer’s skin care regimen.

Fraxel® System

The Fraxel® system is designed to improve tone, texture and radiance for aging, sun-damaged or scarred skin. It uses a fractional resurfacing laser which is more intense than Clear + Brilliant® to penetrate deeper into the skin. Fraxel® is effective on fine lines and wrinkles (i.e. crow’s feet and brow lines), surface scarring, pigmentation, age spots, melasma, sun damage and AK.

The Fraxel® DUAL 1550/1927 laser targets aging and sun-damaged skin with microscopic laser columns that penetrate deep into the skin to expedite the body’s remodeling of collagen. Since the laser treats only a fraction of tissue at a time, it is designed to leave the surrounding tissue intact, which promotes rapid healing. Fraxel® DUAL 1550/1927 treatment resurfaces the skin by stimulating the growth of new, healthy skin cells from the inside out.

Generally, an effective treatment regimen is three to five sessions spaced about two to four weeks apart. Results are often immediate and progressive, with optimal improvement usually visible in two to three months. This process allows for healing and the production of new collagen to replace damaged tissue. Also, it offers dual modality. The 1927 nm wavelength can be used for superficial treatments (pigmentation), while the 1550 nm wavelength targets skin texture (deep lines, acne scars). By utilizing deep microscopic lesions, the system is designed to target specific conditions and produce more effective results.

The Fraxel® system is integrated with a Zimmer Cryo 6 Skin Cooling System which is designed to keep patients comfortable during treatment. The 1550 nm wavelength penetrates up to 1.6 mm and the 1927 nm wavelength penetrates up to 0.3 mm, and the Fraxel® system is the only system to feature dual fiber laser technology. In addition to addressing both deep and superficial resurfacing, the Thulium wavelength enables the rapid clearance of pigment. Our patented handpiece IOTS technology permits our customers to deliver consistent, even treatment to consumers across a variety of conditions and skin types. Finally, the touchscreen interface and precise dosimetry facilitate ease of use for physicians.

Since 2003, the Fraxel® system has been a pioneer in the fractional skin resurfacing field and continues to lead the way when it comes to innovation. With more than one million treatments performed, Fraxel® has a strong track record with customers and consumers alike. According to surveys of patients who have completed a qualified visit to a provider’s office as reported by RealPatientRatings.com, approximately 92% of respondents are satisfied after receiving Fraxel® treatments. Demonstrated efficacy and results, together with intellectual property protection, have solidified the Fraxel® system’s leadership role in the space.

VASER® System

The VASER®lipo system uses ultrasound energy for aesthetic body contouring that is designed to deliver meaningful results with less pain and downtime than traditional liposuction. We believe the VASER® system avoids many of the downsides of traditional liposuction, and consumer benefits include minimally-invasive body contouring, immediate and precise sculpting, treatment of multiple areas in a single procedure, and less pain, swelling and post procedure downtime

For a VASER® procedure, the treatment area is filled with a medicated solution. The fat cells are then treated with ultrasound energy. The ultrasonic vibration breaks apart and loosens fat cells from deeper tissue, and the fat cells are then removed from the body through a gentle suction process. This process allows the fat cells to be more effectively removed through a cannula. The surrounding tissues are left intact, providing smoother contours with less pain and patient recovery time than traditional liposuction. The VASER® system is designed to strike the balance of being powerful enough to eliminate large areas of fat yet gentle enough to target more delicate areas. The precise ultrasound-assisted technology combines mechanical and acoustic fragmentation/emulsification of fat. Through these mechanisms, VASER® is designed to optimize procedure speed and efficiency while minimizing trauma to surrounding tissue.

The VASER® difference is also driven by the treatment’s four-step approach. First, tumescent fluid is infused throughout the targeted fat tissue. Next, cavitation and acoustic streaming dislodge fat cells with minimal (if any) impact on vessels, nerves, and other tissues. Then, a small-diameter cannula removes the fat cells. Finally, post-procedure skin retraction is optimized by our minimally-invasive technique, allowing the skin to naturally retract and re-drape to the underlying frame during the healing process. The system’s design has been honed to enhance treatment delivery and physician ease. Features include the VASER® Ultrasonic Amplifier, VentX Infiltration & Aspiration Console, and the Precision Fluid Management System. The VASER® system’s advanced technology is designed to result in decreased surgeon fatigue, enhanced skin retraction and less post-operative discomfort. According to surveys of patients who have completed a qualified visit to a provider’s office as reported by RealPatientRatings.com, around 95% of the patients are satisfied with the results after going through VASER® procedures. Moreover, based on surveys reported by RealSelf.com, 88% of respondents rated VASER®lipo treatments as “worth it”.

Pipeline Overview

We have an active and robust R&D pipeline which focuses on enhancements and next generation products to better serve our base. This includes scheduled launches across all four product lines over the next two years. Key next generation pipeline products include the recently launched next generation Clear + Brilliant® Touch system, which is expected to serve as a foundation to launch laser platform in APAC and Europe, additional Thermage® FLX system enhancements, next generation Fraxel® system and next generation VASER® system. Past launches have reinforced our belief that we are a market leader with a strong innovation portfolio, and our pipeline is a source of continued brand rejuvenation. Additionally, we expect to pursue other opportunities to continue to build out our product portfolio and address evolving customer and consumer needs.

Competitive Strengths

We believe we are a leader in aesthetic medical devices with well-established and reputable brands in highly strategic markets

We believe we are an industry leader with a global footprint in energy-based aesthetic medical devices. We believe our diverse portfolio of aesthetic medical devices and consumables are best-in-class and are recognized by our customers for products that deliver differentiated outcomes for their patients. For nearly two decades, our largest brand, Thermage®, and other energy-based aesthetic medical device brands have served growing markets that have been driven by the need for reliable aesthetic medical devices.

Our global presence spans across key markets that include the U.S., APAC and the European Union Five. We also have a presence in Australia and Canada. We enter our markets through a mix of direct sales and distributor based-models, which allows us to nimbly respond to the specific market dynamics in the geographies we serve. We believe our reputation and success in these geographic markets is the result of support from dermatologists, plastic surgeons, aesthetic physicians and medical spa practitioners who use our products, which drives strong brand recognition and demand pull-through from other clinicians and practitioners.

We believe that our technologies and dynamic go-to-market approach effectively positions us to address the growing demand for skin tightening, skin rejuvenation and body contouring with products and procedures that are minimally-invasive, less painful, and result in shorter post-procedure downtime.

Our broad portfolio of trusted and reputable brands deliver a wide range of aesthetics treatments backed by an extensive track record of clinical data

Our products serve a diverse and complementary set of aesthetic applications and allow us to address a wide range of patient needs, while also recognizing portfolio synergies when patients seek additional aesthetics treatments. We have a diverse energy-based aesthetic medical device portfolio that includes non- and minimally-invasive solutions including RF energy skin tightening, fractional laser skin resurfacing, and ultrasound body contouring. Each of our products are well established in their respective markets and are viewed by our customers as central to their ability to address specific patient needs.

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Thermage® FLX System: Fourth generation Thermage® device, which offers a single monopolar RF treatment with no post-procedure downtime resulting in tightening and contouring of skin with lasting results.

•	Clear + Brilliant Touch® System: Preventative, non-ablative fractional laser treatment to help with tone, texture and pore reduction with little post-procedure downtime.

•	Fraxel® System: Fractional resurfacing laser that provides a more intense treatment than the Clear + Brilliant® system to help with pigment, fine lines, scars, AK and general skin resurfacing.

•	VASER® System: Ultrasound energy device for surgeon-performed liposuction procedure.

To date, we have amassed a substantial body of clinical data supporting the efficacy and safety of our products, including more than 200 clinical publications across our portfolio. We believe our track record of extensive clinical data and publications highlights our clinical differentiation and relationships with medical professionals that is not easily replicated by our competitors.

Our holistic go-to-market strategy creates loyal and durable customer relationships

Commercially, we focus on a number of core competencies that form the foundation for our customer engagement efforts. These include:

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Established Network of Dermatologists, Plastic Surgeons, Aesthetic Physicians and Medical Spa Practitioners: We focus on investing in our network of dermatologists, plastic surgeons, aesthetic physicians and medical spa practitioners who use our products to drive brand awareness and recognition, attracting end consumer demand to our customers as part of our advertising and promotional effort. These active relationships help us reach millions of potential end consumers across the globe. We believe these trusted voices drive demand more effectively than many traditional marketing channels, particularly given the growing influence of social media and increasing focus on aesthetic appearance.

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Robust Post-Sales Support: We create partnership-oriented relationships through comprehensive post-sale customer support. This support is comprised of in-person and virtual clinical training, ongoing engineering support, product service, and in certain geographies we provide our customers with marketing and business support.

Collectively, these touchpoints deepen our relationships with our customers, which ultimately drives loyalty to our brands, serves as a potent channel for new product introductions, and provides us with feedback for innovation. We believe end consumers trust our brands and seek out procedures using our products from our customers. Additionally, we provide training and education to our customers on our products to drive adoption. Finally, we support our customers to meet this demand by providing high quality equipment, consumables and service and giving our customer the comprehensive support they need to provide differentiated outcomes to consumers.

We have a demonstrated history of value-added R&D, which has historically enabled us to launch and commercialize category creating products

We are a pioneer in the non-surgical, energy-based skin tightening, skin resurfacing, and body contouring categories with nearly two decades of successful product introductions. Over this period, we have brought to market many industry firsts, including, but not limited to, our Thermage® system in 2002, the first RF device on the market, Fraxel® 1550 in 2006, the industry’s first fractional laser treatment, and VASER® in 2018, the first ultra-sound based liposuction device. In recent years, we have demonstrated our ability to leverage our development capabilities to bring to market category-creating technologies and products including monopolar RF technology with the Thermage® FLX system in 2018 and non-ablative fractional laser technology with the Clear + Brilliant® Touch system in 2021.

Our large and growing installed base and attractive economic returns for our customers powers our durable financial profile

We focus on growing our base of recurring revenues from consumable tip replacements and equipment servicing in the years following a placement of our capital equipment. Along with the growth in our installed base, we have experienced a rapid expansion in sales of related consumables for our equipment. For the nine months ended September 30, 2021 and the year ended December 31, 2020, we generated $218.7 million and $252.6 million of total revenues, respectively, approximately 74% and 69% of which was derived from consumables and product service in the applicable periods. We consider these revenues to be recurring in nature, supported by our close customer relationships. We believe that customers who have invested in equipment like our Thermage® FLX system see attractive return profiles on their initial investment in our equipment. Today, we price an initial Thermage® FLX equipment sale and its associated consumables in such a way that a typical customer may expect to break even on a given equipment investment through end consumer procedures over a number of months, not years. In aggregate, there have been over two and a half million procedures performed by our Thermage® devices.

This mix of consumables has increased with the proliferation of our products like the Thermage® FLX system, whose mix of consumables and equipment revenue was 74% and 26%, respectively, for the nine months ended September 30, 2021, and 63% and 37%, respectively, for the year ended December 31, 2020. We continue to rapidly expand our installed base across the globe as evidenced by year-over-year growth in systems sales of 41% in 2019 and 28% in 2020 and period-over-period growth in systems sales of 11% for the first nine months of 2021. This growth in our installed base has resulted in a rapid expansion of related recurring revenue from tips and other consumables, which grew 42%, 33% and 48% in the first nine months of 2021, full year 2020 and full year 2019, respectively. Systems sales were $56.9 million and $51.4 million for the nine months ended September 30, 2021 and 2020, respectively, an increase of $5.5 million, or 11% period-over-period growth. Systems sales for the year ended December 31, 2020 were $78.3 million, representing 28% year-over-year growth compared to 2019. Revenue from tips and other consumables were $156.0 million and $110.0 million for the nine months ended September 30, 2021 and 2020, respectively, an increase of $46.0 million, or 42% period-over-period growth. For the year ended December 31, 2020, we had $168.3 million of revenue from tips and other consumables, representing 33% year-over-year growth compared to 2019.

Our management team and employees have deep expertise and broad experience that has earned the trust of our customers

Our management team and employees have significant healthcare and aesthetics experience with a strong track record of developing and commercializing innovative technologies. The depth of this experience enables a performance-based culture built on the core tenants of top-down strategic planning and decentralized execution. We empower our direct sales professionals around the world to cater to the unique needs of our customers in their respective markets. This dynamic deepens the relationship and trust our customers have with us and enabled us to historically deliver above-market double digit growth and enhanced profitability.

Growth Strategies

We believe we are well-positioned to sustain our track record of growth and enhance our position as a leading global provider of energy-based aesthetic medical devices. To achieve this goal, our significant growth opportunities include:

Grow our relationships with our existing customers to expand patient and consumer use of our comprehensive portfolio of products and treatments

Our well established relationships with dermatologists, plastic surgeons, aesthetic physicians and medical spa practitioners provide us with a significant opportunity to deepen our commercial relationships and grow our revenue by expanding the usage of our products. Through comprehensive post-sales customer support, we identify opportunities to increase usage of our products through various clinical, educational and marketing activities. In partnership with our customers, we undertake extensive consumer education to expand awareness of our unique portfolio of products and their benefits and drive increased utilization. By developing deeper customer and consumer loyalty to our brand and our individual products, we are able to capture a larger portion of their aesthetic spend and increase their lifetime value to our company. Our portfolio also offers our customers a compelling ROI within their practices, further enhancing their willingness to promote and drive adoption of our offerings. As our customer and install base grow over time, we believe the powerful compounding effect of growing product usage across a large install base will drive our growth.

Drive adoption of our diverse product portfolio by increasing cross selling throughout our global customer base

We see significant opportunities to drive further adoption of our diverse and growing product portfolio across our current customer base. Our full suite of products address a wide range of aesthetic use cases, including skin tightening, skin resurfacing, and body contouring, allowing us to provide dermatologists, plastic surgeons, aesthetic physicians and medical spa practitioners with complementary treatment options to holistically meet their patient and consumers’ aesthetic needs. For example, the graphic below presents potential marketing strategies that our customers could employ to offer consumers complementary treatment options that take advantage of two or more of our systems and products:

As of September 28, 2021, we estimate that among our U.S. customers, approximately 67% own only one of our devices, while 9% own three of our systems (Thermage®, Clear + Brilliant® and Fraxel®). This represents a significant opportunity for us to cross-sell our portfolio to our existing customer base. Furthermore, by leveraging our well established customer relationships, we believe that we can effectively introduce enhancements and next-generation products through the numerous touch points provided by our high-touch commercial model.

Build and expand on our global scale by deepening our presence in key existing geographies and expanding into attractive new markets

We plan to expand our large and growing presence globally in highly attractive markets. We remain acutely focused on strengthening our position in the U.S. and APAC, in particular in China, and expanding our presence in the European Union Five. We believe we have significant opportunities to continue our growth in these markets. Despite our presence in approximately 50 countries today, we also see meaningful opportunities to expand our presence into new geographies both within our existing markets, such as Europe and APAC, and in new markets, such as Latin America. We believe our product portfolio is well-aligned with strong growth prospects and consumer trends in these markets. To achieve this growth, we intend to continue investing in our commercial infrastructure, while retaining and recruiting talented sales representatives. We believe our direct local commercial presence in over 15 countries is a key differentiator of our commercial strategy that differentiates us from our peers within market. We believe that our industry-leading technologies, talented human capital, global market expertise and strong brand and reputation will allow us to expand our customer base and take market share globally.

Expand demand for our portfolio of aesthetic medical devices and products through increased awareness of our innovative solutions

Today, the large and growing aesthetic medical device industry ranges from highly-invasive surgeries, such as liposuction and plastic surgeries, to non-invasive cosmetic consumer products, such as serums and moisturizers. We believe that our portfolio of products is well-positioned to capture portions of this broader consumer demand for aesthetic treatments by offering meaningful benefits relative to traditional treatment options that are highly attractive to consumers, including less pain, reduced risk of scarring and shorter recovery periods. To achieve this and expand demand for our products, we invest significant resources in targeted customer and consumer marketing and education. As a result of these efforts, we believe we have strong relationships with our customers and equip them with the right knowledge and information to expand consumer awareness and convert “fence sitters” – potential consumers who are considering an aesthetic procedure in the next 12 months, but have not visited a physician—into active users of our products. We believe this represents a significant market opportunity, with an estimated 28 million fence sitters in the US alone. We believe our deep local market presence and customer relationships is a valuable resource that places us closer to the end consumer and will continue to act as an important pathway to expand our addressable market over time.

Sustain our long track record of successful innovation to continue to enhance our existing products and deliver our next-generation pipeline

We believe that our unparalleled aesthetic medical devices, knowledge and insights differentiate our approach to R&D. Our robust pipeline has been built in direct collaboration with our dermatologists, plastic surgeons, aesthetic physicians and medical spa practitioners customers to ensure we benefit from their critical insights and best address the evolving needs of their patients and consumers. Since 2018, we have invested over $50 million into our R&D infrastructure, personnel and pipeline which we believes position us for success going forward. Our emerging pipeline of enhancements and next generation products, solutions and enhancements, including additional Thermage® FLX system enhancements, a next generation Fraxel® system and a next generation VASER® system, are built to expand upon our existing aesthetic medical device portfolio by introducing enhancements and next-generation products and addressing a wider range of skin and body treatments. We plan to continue investing in our pipeline to expand our portfolio and drive future growth.

Strategically pursue attractive opportunities to expand our technologies and grow and expand our global footprint

We may seek to selectively supplement our internal R&D efforts with attractive acquisition, strategic licensing and collaboration opportunities with innovative aesthetic companies, start-ups, and academic institutions. We are focused on differentiated technologies and products that can complement our existing portfolio and increase our product depth, expand our pipeline, strengthen our competitive positioning and grow our addressable market. We also intend to expand our commercial relationships, including with leading retailers, to introduce our brands to new segments of the global population. We may also seek to acquire distributors in key strategic markers where we do not have a direct presence to expand and deepen our commercial footprint. We believe our global platform and scale make us a highly attractive strategic partner and will present us with significant opportunities to drive growth through various channels. In addition, we plan to integrate and retain the talent and skills that we acquire through our business development activities to further sustain our growth.

The Separation

On August 3, 2021, BHC, our parent, announced its intention to separate our global aesthetic medical device business into an independent publicly traded entity from the remainder of BHC. In connection with the Separation (as defined below), we and BHC intend to enter into agreements that provide for certain transactions to effect the transfers of the assets and liabilities of BHC’s aesthetic medical device business to us and result in the separation of our business from BHC. For more information regarding the assets and liabilities to be transferred to us, see our combined pro forma and historical financial statements and accompanying notes included elsewhere in this prospectus. We refer to the separation transactions, as described in “The Separation,” along with the effectiveness of various agreements between us and BHC, as the “Separation.”

We also expect to enter into certain other agreements prior to the completion of this offering that will provide a framework for our relationship with BHC after the Separation, including:

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a master separation agreement (the “Master Separation Agreement”) with BHC that will govern (i) the relationship between us and BHC following the completion of this offering (including with respect to (1) the allocation of (x) assets and liabilities to us and BHC and (y) pending, threatened and unasserted legal matters, (2) corporate governance and (3) certain matters with respect to BHC’s outstanding debt) and (ii) certain matters related to this offering;

•	a transition services agreement (the “Transition Services Agreement”) with BHC governing BHC’s provision of various services to us on a transitional basis;

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a tax matters agreement (the “Tax Matters Agreement”) with BHC that will govern the parties’ rights, responsibilities and obligations after the closing of this offering with respect to tax matters (including responsibility for taxes attributable to us and our subsidiaries and taxes arising in connection with the Separation and related transactions, entitlement to refunds, allocation of tax attributes, preparation of tax returns, control of tax contests and other matters);

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an employee matters agreement (the “Employee Matters Agreement”) with BHC that will address employment, compensation and benefits matters, including the allocation and treatment of assets and liabilities relating to employees and compensation and benefit plans and programs in which our employees participate prior to the Separation, as well as other human resources, employment and employee benefit matters;

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distribution agreements (the “Distribution Agreements”) with certain of BHC’s subsidiaries (including subsidiaries of Bausch + Lomb Corporation (“B+L”)) pursuant to which such entities will agree to market, promote and sell our products in certain territories on our behalf; and

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a registration rights agreement (the “Registration Rights Agreement”) with BHC, pursuant to which we will grant BHC and its affiliates certain registration rights with respect to our common shares owned by them.

See “Certain Relationships and Related Party Transactions” for a more detailed discussion of these agreements. All of the agreements relating to the Separation will be made in the context of a parent-subsidiary relationship and will be entered into in the overall context of the Separation. The terms of these agreements may be more or less favorable to us than if they had been negotiated with unaffiliated third parties. See “Risk Factors—Risks relating to the Separation and Our Relationship with BHC.” In addition, in connection with the closing of this offering and the Separation, we expect to enter into a $             million revolving credit facility, which we expect to be undrawn at closing.

Prior to this offering, we are a wholly owned subsidiary of BHC. Immediately following the completion of this offering, we expect that BHC will beneficially own approximately     % of our outstanding shares (or approximately     % if the underwriters exercise their option to purchase additional shares in full). As a result, since BHC will continue to own a majority of our shares following the completion of this offering, we will be a “controlled company” within the meaning of the corporate governance requirements of NASDAQ. Accordingly, we will be exempt from certain corporate governance requirements of NASDAQ until such time we cease to be a “controlled company,” including the requirements that a majority of our Board of Directors consist of independent directors and that we maintain a compensation committee and a nominating and corporate governance committee that are composed entirely of independent directors. We expect to take advantage of the exemption from the requirement to have a fully independent nominating and corporate governance committee following the completion of this offering. See “Management—Controlled Company Exception.”

BHC has informed us that, following the completion of the Separation and this offering, it may sell all or a portion of its remaining equity interest in us over time through one or more public offerings or private placements, but it does not intend to effect such a disposition by means of a stock dividend to BHC shareholders. BHC has no obligation to pursue or consummate any further dispositions of its ownership interest in us and it may retain its ownership interest in us indefinitely or dispose of all or a portion of its ownership interest in us in a sale or other transaction. BHC has agreed not to offer, sell, distribute or otherwise transfer or dispose of, directly or indirectly, any of our shares for a period of                 days after the date of this prospectus. See “Underwriting.”

We believe, and BHC has advised us that it believes, that the Separation and this offering will provide a number of benefits to our business and to BHC’s business. These intended benefits include improving the strategic and operational flexibility of both companies, increasing the focus of the management teams on their respective business operations and allowing each company to adopt the capital structure, investment policy and dividend policy best suited to its financial profile and business needs, and providing each company with its own equity to facilitate acquisitions and to better incentivize management. In addition, as we will be a stand-alone company, potential investors will be able to invest directly in our business. There can be no assurance that we will achieve the expected benefits of the Separation in a timely manner or at all. See “Risk Factors—Risks relating to the Separation.”

Summary of Risk Factors

An investment in our company is subject to a number of risks, including risks relating to our business, risks relating to the Separation and risks relating to this offering and ownership of our common shares. Set forth below is a high-level summary of the more significant risks we face. For a more thorough description of these and other risks, please read the information in “Risk Factors” included elsewhere in this prospectus.

Risks relating to our business

•	The effect of the ongoing COVID-19 pandemic and related government and private sector responses to the pandemic on our business, financial condition, cash flows and results of operations;

•	Failure to comply with various laws and regulations, including anti-bribery laws, environmental laws and privacy and security regulations in the various jurisdictions in which we operate;

•	Failure to comply with legal and regulatory requirements for our marketed products;

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Chinese authorities have recently released draft guidance which could impact the regulatory regime under which we operate in China. Any changes pursuant to such draft guidance or otherwise could result in the incurrence of additional operating expenses and other costs, and could make it more difficult for us to sell our products in China;

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Interruptions to our manufacturing operations, including as a result of failure to comply with applicable regulations, issues relating to inventory levels or fluctuations in buying patterns by our large distributors and retail customers and supply chain disruptions;

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The design and manufacture of our products is complex, requires a significant degree of technical expertise, and any failure in design and manufacture could result in defective products, which in turn could materially adversely affect our reputation, business, financial condition, cash flows and results of operations and could cause the market value of our shares to decline;

•	Failure to obtain components or raw materials supplied by third parties could impede our ability to manufacture and deliver our products;

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Our business, financial condition, cash flows and results of operations are subject to risks arising from the global scope of our operations, including exposure to foreign currency exchange fluctuations, capital controls and other regulatory risks, including changes in laws or tax rates;

•	We face risks associated with our business in China;

•	Due to the large portion of our business conducted in currency other than U.S. dollars, we have significant foreign currency risk;

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Intellectual property rights may not provide adequate protection for some or all of our products and we may fail to obtain, maintain, license, enforce or defend the intellectual property rights required to conduct our business;

•	Intellectual property litigation could cause us to spend substantial resources, distract our personnel from their normal responsibilities and cause the value of our shares to decline; and

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The risk of litigation and reputational harm resulting from ineffective training of our customers or third-party conduct outside of our control, such as after-market modifications to our systems, components and consumables, manufacture of counterfeit components and customer failure to follow our operating guidelines.

Risks relating to the Separation and our relationship with BHC

•	We may not realize the anticipated benefits from the Separation, and the Separation could harm our business;

•	The transfer of certain employees from BHC to us contemplated by the Separation will not be complete upon the closing of this offering;

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We have no recent history of operating as an independent company, and our historical and unaudited pro forma financial information is not necessarily indicative of the results that we would have achieved as a separate, publicly traded company and may not be a reliable indicator of our future results;

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The development of our operations and infrastructure in connection with the Separation, and any future expansion of such operations and infrastructure, may not be entirely successful, and may strain our operations and increase our operating expenses;

•	BHC will control the direction of our business, and the concentrated ownership of our shares will prevent you and other shareholders from influencing significant decisions, potentially indefinitely;

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If BHC sells a controlling interest in our company to a third party in a private transaction, you may not realize any change-of-control premium on your shares and we may become subject to the control of a presently unknown third party;

•	The services that BHC provides to us may not be sufficient to meet our needs, which may result in increased costs and otherwise adversely affect our business;

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We will remain a restricted subsidiary under certain of BHC’s credit facilities and indentures upon completion of this offering (under which BHC had an aggregate amount of $22.6 billion in outstanding indebtedness as of September 30, 2021) and will be subject to various covenants under these facilities and indentures, which may adversely affect our operations; and

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After the Separation, our Chief Executive Officer, Mr. Hirsch, our Chief Operating Officer, Mr Hart, and Mr. Appio, Mr. Herendeen, Mr. Ross, Mr. Power and Dr. Wechsler, who are members of our board of directors, may be perceived to have conflicts of interest because they own equity in BHC, and Mr. Appio may be perceived to have a conflict of interest because he also serves as an officer of BHC.

Risks relating to this Offering and Ownership of our Shares

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We cannot be certain that an active trading market for our common shares will develop or will be sustained after the Separation and, following the Separation, the price of our shares may fluctuate significantly;

•	The per share offering price in this offering will be higher than the net tangible book value per share;

•	Our historical combined financial data is not necessarily representative of the results we would have achieved as a standalone company and may not be a reliable indicator of our future results;

•	We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common shares less attractive to investors;

•	As long as BHC owns a majority of our voting equity, we may rely on certain exemptions from the corporate governance requirements of NASDAQ available to “controlled companies”; and

•	Future sales by BHC or others of our shares, or the perception that such sales may occur, could depress our common share price.

Implications of Being an Emerging Growth Company

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), enacted in April 2012. An “emerging growth company” may take advantage of exemptions from some of the reporting requirements that are otherwise applicable to public companies that are not emerging growth companies. These exemptions include:

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not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), in the assessment of our internal control over financial reporting;

•	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements;

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an exemption from compliance with the requirement of the Public Company Accounting Oversight Board regarding the communication of critical audit matters in the auditor’s report on the financial statements; and

•	exemption from the requirements of holding a nonbinding advisory vote on executive compensation and obtaining stockholder approval of any golden parachute payments not previously approved.

We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until the last day of our fiscal year following the fifth anniversary of the completion of this offering. However, if certain events occur prior to the end of such five-year period, including, but not limited to, if we have more than $700.0 million in market value of our common shares held by non-affiliates (assessed as of the most recently completed second fiscal quarter), or if our annual gross revenue exceeds $1.07 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period.

We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of some, but not all, of the reduced reporting requirements in future filings. As a result, the information that we provide to our shareholders may be different than you might receive from other public reporting companies in which you hold equity interests. In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. However, we intend to irrevocably opt out of the extended transition period and, as a result, will adopt new or revised accounting standards on the relevant dates in which adoption of such standards is required for other public companies.

Corporate and Other Information

Our predecessor company was originally founded in 1996 (“Old Solta Medical”). From November 2006 to December 2014, Old Solta Medical’s common stock traded under the symbol “THRM” on NASDAQ and was registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In 2014, Old Solta Medical de-listed its common stock from NASDAQ and terminated its registration under the Exchange Act in connection with its acquisition by BHC (formerly Valeant Pharmaceuticals International, Inc.). Solta Medical Corporation was formed pursuant to the BCBCA on July 16, 2021 to ultimately hold the aesthetic medical device business of BHC, which BHC originally acquired with Old Solta Medical.

Solta Medical Corporation has nominal assets, no liabilities and has conducted no operations since its formation. Prior to the effectiveness of the registration statement of which this prospectus is a part, Solta will remain a wholly-owned subsidiary of BHC, which owns the shares being sold in this offering. Solta will not receive any proceeds from the sale of the shares in this offering. All of the proceeds from this offering will be received by Solta’s parent company, BHC.

Our executive offices are located at 520 Applewood Crescent, Vaughan, Ontario, Canada L4K 5X3 and our telephone number is (905) 695-7700. Our Internet website address is www.solta.com. Information on, or accessible through, our website is not part of this prospectus. We have included our website address only as an inactive textual reference and do not intend it to be an active link to our website.

THE OFFERING

Common shares offered by BHC	shares

Common shares to be outstanding after this offering	shares

Over-allotment option	BHC has granted the underwriters an option for a period of 30 days to purchase up to an additional common shares at the initial public offering price less underwriting commissions to cover over-allotments, if any.

Use of proceeds	We will not receive any proceeds from the sale of our shares in this offering. All of the proceeds from this offering will be received by our parent company, BHC. Prior to this offering, we are a wholly owned subsidiary of BHC, which owns the common shares being sold in this offering. See “Use of Proceeds.”

Dividend policy	We do not expect to pay dividends on our common shares for the foreseeable future. Instead, we anticipate that all of our earnings in the foreseeable future will be used for the operation and growth of our business. See “Dividend Policy.”

Proposed Stock Exchange Symbol	We intend to apply for listing of our common shares on NASDAQ under the symbol “SLTA.”

Risk Factors	You should read the section entitled “Risk Factors” for a discussion of some of the risks and uncertainties you should carefully consider before deciding to invest in our shares.

The number of shares to be issued and outstanding after the completion of this offering is based on the number of shares issued and outstanding as of                 , 2021 and excludes an additional                  shares reserved for issuance under the Solta Medical incentive compensation and stock plan,                  of which                remain available for grant.

Unless otherwise indicated, the information presented in this prospectus:

•	gives effect to the transactions described under “Certain Relationships and Related Party Transactions—Agreements between BHC and Our Company;”

•	assumes an initial public offering price of $ per share, the midpoint of the price range set forth on the front cover page of this prospectus;

•	assumes no exercise by the underwriters of their option to purchase an additional shares from BHC to cover over-allotments; and

•

does not include the                 shares underlying unvested Restricted Share Units (“RSUs”) and Stock Options (“Options”) that will be issued to certain employees pursuant to our incentive compensation and stock plan in connection with this offering.

SUMMARY HISTORICAL AND UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

The summary historical combined statement of income data and the combined statement of cash flows data for the years ended December 31, 2020, 2019 and 2018 has been derived from our audited combined financial statements included elsewhere in this prospectus. The historical unaudited combined balance sheet data as of September 30, 2021 and the historical unaudited combined statement of income data and the unaudited combined statement of cash flows data for the nine months ended September 30, 2021 and 2020 were derived from Solta’s unaudited interim combined financial statements and the related notes included elsewhere in this prospectus. Our combined financial statements include expense allocations for certain support functions that are provided on a centralized basis within BHC, including expenses for executive oversight, treasury, accounting, audit, legal, human resources, shared services, compliance, procurement, information technology and other corporate functions and services. BHC does not routinely allocate these costs to any of its business units. These expenses have been allocated to the Business and directly charged to Solta based on specific identification when possible or based on a reasonable allocation driver, such as net sales or headcount, depending on the nature of the services and/or costs.

The pro forma information set out below has been derived from Solta’s historical financial information. See “Capitalization” and “Unaudited Pro Forma Condensed Combined Financial Statements” for further details.

The financial statements included in this prospectus may not be indicative of our future performance and do not necessarily reflect what our financial position and results of operations would have been had we operated as a standalone public company during the periods presented, including changes that will occur in our operations and capital structure as a result of this offering.

The unaudited pro forma condensed combined balance sheet at September 30, 2021, and the unaudited pro forma condensed combined statements of income for the nine months ended September 30, 2021 and the year ended December 31, 2020, are presented to give effect to:

Transaction accounting adjustments which include the reclassification of BHC’s net investment in Solta into additional paid-in capital and common shares to reflect the number of common shares of Solta expected to be outstanding at the effective date of this registration statement and the completion of the other separation transactions, as described in “The Separation;” and

Autonomous entity adjustments, including the:

•	incremental costs Solta expects to incur as an autonomous entity;

•	one-time expenses associated with the Solta IPO; and

•

impacts of the Master Separation Agreement, the Tax Matters Agreement, the Employee Matters Agreement, the Distribution Agreements, the Transition Services Agreement and the Registration Rights Agreement between Solta and BHC and the provisions contained therein;

as if such transactions occurred on September 30, 2021, in the case of the unaudited pro forma condensed combined balance sheet, and January 1, 2020, in the case of the unaudited pro forma condensed combined statements of income for the nine months ended September 30, 2021 and the year ended December 31, 2020.

The summary unaudited pro forma combined financial data below is based upon available information and assumptions that we believe are reasonable. The unaudited pro forma combined financial data is for illustrative and informational purposes only and is not intended to represent what our financial condition or results of operations would have been had such transactions occurred on the dates indicated. The unaudited pro forma combined financial data also should not be considered representative of our future financial condition or results of operations.

Our combined financial statements have been prepared in accordance with U.S. GAAP. You should read the summary historical combined financial data set forth below in conjunction with the sections entitled “Management Discussion and Analysis of Financial Condition and Results of Operations” and “Unaudited Pro Forma Condensed Combined Financial Statements” and in conjunction with Solta’s combined financial statements and the related notes included elsewhere in this prospectus.

	Pro Forma		Historical
	Nine Months Ended September 30,	Year Ended December 31,	Nine Months Ended September 30,		Years Ended December 31,
	2021	2020	2021	2020	2020	2019	2018
	(in millions, except share and per share data)
Combined Statements of Income Data:
Revenues	$		$218.7	$165.5	$252.6	$193.9	$135.2

Expenses
Cost of goods sold (excluding amortization of intangible assets)			49.1	42.8	62.9	52.3	40.8
Selling, general and administrative			54.7	42.5	62.6	58.6	50.2
Research and development			12.4	10.7	15.4	12.7	10.6
Amortization of intangible assets			13.5	14.0	18.7	18.7	18.7
Asset impairments			—	—	—	3.6	—
Other expense (income), net			—	—	—	0.8	(0.6)

			129.7	110.0	159.6	146.7	119.7

Operating income			89.0	55.5	93.0	47.2	15.5
Foreign exchange and other			—	0.2	0.6	(0.5)	(0.6)

Income before income taxes			89.0	55.7	93.6	46.7	14.9
Income taxes			16.2	10.4	17.5	5.8	1.2

Net income	$	$	$ 72.8	$ 45.3	$76.1	$40.9	$13.7

Basic net income per common share	$	$
Basic weighted average number of common outstanding
Diluted net income per common share	$	$
Diluted weighted average number of common shares outstanding

	Historical
	Nine Months Ended September 30,		Years Ended December 31,
	2021	2020	2020	2019	2018
Combined Statement of Cash Flows Data:			(in millions)
Net cash provided by (used in):
Operating activities	$87.7	$67.1	$100.7	$68.6	$35.9
Investing activities	$(1.3)	$(3.1)	$(4.6)	$(2.4)	$(1.7)
Financing activities	$(79.7)	$(64.0)	$(95.2)	$(66.2)	$(34.2)

	Pro Forma As of September 30, 2021	Actual As of September 30, 2021
	(in millions)
Combined Balance Sheet Data:
Cash	$	$7.7
Total assets	$	$226.8
Total equity	$	$178.3

RISK FACTORS

Our business, financial condition, cash flows and results of operations are subject to various risks and uncertainties. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including those risks set forth under the heading entitled “Forward-Looking Statements” before making any investment decision with respect to our shares. If any of the risks or uncertainties actually occur or develop, our business, financial condition, cash flows, results of operations and/or future growth prospects could change, and such change could be materially adverse to us and/or the value of our shares. Under these circumstances, the market value of our shares could decline, and you could lose all or part of your investment in our shares.

Risks Relating to COVID-19

The ongoing COVID-19 pandemic, the rapidly evolving reaction of governments, private sector participants and the public to that pandemic and/or the associated economic impact of the pandemic and the reactions to it, has impacted us in the past, and could in the future adversely and materially impact our business, financial condition, cash flows and results of operations.

The ongoing COVID-19 pandemic and the rapidly evolving reaction of governments, private sector participants and the public in an effort to contain the spread of COVID-19 and/or address its impacts have intensified and have had significant direct and indirect effects on businesses and commerce generally, including disruption to supply chains, employee base and transactional activity, facilities closures and production suspensions, and significantly increased demand for certain goods and services, such as pandemic-related medical services and supplies, alongside decreased demand for others, such as retail, hospitality, travel and elective surgery. Because many of the products we sell are used for elective procedures, decreased demand for those elective procedures adversely impacted our sales during parts of 2020 as the offices of many dermatologists, plastic surgeons, aesthetic physicians and medical spa practitioners were closed thereby deferring, if not preventing, aesthetic treatments from occurring as scheduled. For instance, certain regions within APAC (such as Vietnam, the Philippines and Thailand), Europe (such as Spain and Germany) and Australia, among others, maintained or reinstituted certain social restrictions during 2021 and, as a result, our revenues during the nine months ended September 30, 2021 did not experience the year-over-year growth that we experienced in other regions, such as China, the U.S., South Korea, Canada, Hong Kong and Taiwan. In addition, the restrictions imposed as a result of COVID-19 also caused us to temporarily pause our plans to strategically expand our sales force in specific geographies in support of our launches of our next generation Thermage® FLX and Clear + Brilliant® Touch systems. Although we are not currently observing reduced demand for elective procedures due to limitations imposed as a result of the COVID-19 pandemic and we have expanded our global sales force, a future outbreak of COVID-19 or another pandemic could result in similar or heightened impacts in the future.

In addition, certain of our facilities were temporarily closed as a result of restrictions put in place by state and local governments in response to the COVID-19 pandemic, and we have also experienced disruptions to our supply chain as a result of challenges associated with the COVID-19 pandemic. Although we are not currently experiencing material closures or supply chain disruptions due to the COVID-19 pandemic, depending on future developments with respect to COVID-19, we may experience additional or enhanced adverse effects on our business as a result of the pandemic, the reactions of governments, private sector participants and the public to the pandemic and the associated disruption to business and commerce generally.

For example, we may experience:

•	additional delays or difficulties in our business partners’ ability to access physicians, which may in turn impact our ability to train physicians to use our devices and provide needed services;

•	additional material closures or disruptions to our manufacturing site;

•	additional supply chain disruptions, including for some of our key products;

•

continued alternative working arrangements, including personnel working remotely and additional cleaning or sterilization protocols at our production facility, which could negatively impact our business should such arrangements remain for an extended period of time;

•	interruption or delays in the operations of the United States Food and Drug Administration (“FDA”) and other regulatory authorities, which may impact clearance or approval timelines for our products;

•	interruption or postponement of key activities due to limitations on travel imposed or recommended by federal or state governments, employers and others;

•

limitations on employee resources that would otherwise be focused on our business and operations, including because of sickness of employees or their families or the desire of employees to avoid contact with large groups of people; and

•	adverse effects on the regional economies in which we operate which could reduce demand for certain of our products.

The extent and duration of the pandemic, the reactions of governments, private sector participants and the public to that pandemic and the associated disruption to business and commerce generally, and the extent to which these may materially and adversely impact our business, financial condition, cash flows and results of operations in particular, will depend on future developments, which are highly uncertain and many of which are outside our control and cannot be predicted with confidence. Such developments include the ultimate geographic spread and duration of the pandemic, the availability and effectiveness of vaccines for COVID-19 and variant strains thereof, new information which may emerge concerning the severity of COVID-19 and variant strains thereof, the effectiveness and intensity of measures to contain COVID-19 and variant strains thereof and/or address its impacts, and the economic impact of the pandemic and the reactions to it. Such developments, among others, depending on their nature, duration and intensity, could have a significant adverse effect on our business, financial condition, cash flows, results of operations and could cause the market value of our shares to decline and may exacerbate other risk factors disclosed elsewhere in this “Risk Factors” section.

Regulatory Risks

We are, directly or indirectly, subject to various laws and regulations in the various jurisdictions in which we operate, and a failure to comply with such laws and regulations or prevail in any litigation related to noncompliance could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our shares to decline.

As a manufacturer of aesthetic medical devices that sells almost exclusively to physicians and clinics, our products are not approved or promoted for procedures reimbursed by Medicare, Medicaid or other federal programs and in many cases the procedures for which our systems are used are not covered by insurance. We do sell products to certain hospitals administered by the Veterans Health Administration, and may be subject to certain healthcare regulations and enforcement, including related to transparency, fraud and abuse as a result of sales to the U.S. federal government, state laws in the jurisdictions in which we conduct our business, as well as other national healthcare laws and regulations, such as in China and the European Union. We are also subject to non-U.S. and U.S. state laws governing the privacy and security of certain health information, many of which differ from each other in significant ways, thus complicating compliance efforts.

Because of the breadth of these laws, it is possible that some of our business activities, including our relationships with physicians and other health care providers and entities, some of whom recommend, purchase and/or prescribe our products, could be subject to challenge or investigation under one or more of such laws. Any action against us for an alleged violation of these laws, even if we successfully defend against it, could potentially result in civil or criminal penalties, cause us to incur significant legal expenses, divert our management’s attention from the operation of our business and cause harm to our reputation and brand. Any failure, or perceived failure, by us to comply with current and future regulatory or customer-driven privacy, data protection, and information security requirements, or to prevent or mitigate security breaches, cyber-attacks, or improper access to, use of, or disclosure of data, or any security issues or cyber-attacks affecting our business, could result in significant liability, costs (including the costs of mitigation and recovery), a material loss of revenue resulting from the adverse impact on our reputation and brand, loss of proprietary information and data, disruption to our business and relationships, and diminished ability to retain or attract customers and business partners. Such events may result in governmental enforcement actions and prosecutions, private litigation, fines and penalties or adverse publicity, and could cause customers and business partners to lose trust in us, which could have an adverse effect on our reputation and business.

The U.S. Foreign Corrupt Practices Act (“FCPA”) and similar worldwide anti-bribery laws generally prohibit companies and their intermediaries from making improper payments to officials for the purpose of obtaining or retaining business. Our policies mandate compliance with these anti-bribery laws. We operate in many parts of the world that have experienced governmental corruption and in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices or may require us to interact with doctors and hospitals, some of which may be state controlled, in a manner that is different than in the United States. We cannot provide assurance that our internal control policies and procedures will protect us from reckless or criminal acts committed by our employees, consultants, distributors, third party contractors or agents. Violations of these laws, or allegations of such violations, could disrupt our business and result in criminal or civil penalties or remedial measures, any of which could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our shares to decline.

Laws and regulations in many jurisdictions outside the United States apply broadly to the collection, transmission, dissemination, use, privacy, confidentiality, security, retention, availability, integrity and other processing of health-related and other sensitive and personal information. For example, the European Union’s General Data Protection Regulation (“GDPR”), together with national legislation, regulations and guidelines of the European Union member states and the UK governing the processing of personal data, impose strict obligations and restrictions on the ability to collect, analyze, store, transfer and otherwise process personal data, including health data from adverse event reporting. The GDPR authorizes fines for certain violations of up to 4% of global annual revenue or €20 million, whichever is greater. European data protection authorities may interpret the GDPR and national laws differently and impose additional requirements, which contributes to the complexity of processing personal data in or from the European Economic Area (“EEA”) or UK. Guidance on implementation and compliance practices is often updated or otherwise revised. Canada’s federal Personal Information Protection and Electronic Documents Act and substantially similar equivalents at the provincial level impose data privacy and security obligations on our processing of personal information of Canadian residents. The federal and Alberta legislation include mandatory data breach notification requirements. Other similar examples include the China Personal Information Protection Law and the California Privacy Rights Act of 2020. These laws and regulations may be interpreted and applied differently over time and from jurisdiction to jurisdiction, and it is possible they will be interpreted and applied in ways that will materially and adversely affect our business. The regulatory framework for data privacy, data security and data transfers worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. Complying with all of these laws and regulations involves costs to our business, and failure to comply with these laws and regulations can result in the imposition of significant civil and criminal penalties, as well as litigation, all of which could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our shares to decline.

Our marketed devices and consumables will be subject to ongoing regulatory review.

Following initial regulatory clearance or approval of any product that we may develop or acquire, we are subject to continuing regulatory review by various government authorities in those countries where our products are marketed or intended to be marketed, including, but not limited to, the review of adverse events that are reported after our devices become commercially available. In addition, we are subject to ongoing audits of our facilities and products by the FDA in the United States, as well as other regulatory agencies in and outside the United States, including in China and the European Union.

If we fail to comply with the regulatory requirements in those countries where our products are sold, we could lose our marketing clearances or approvals or be subject to fines or other sanctions. Also, as a condition to granting marketing approval of a product, the applicable regulatory agencies may require a company to conduct additional trials or remediate Current Good Manufacturing Practice (“CGMP”) issues, the results of which could result in the subsequent loss of marketing clearance or approval, changes in product labeling or new or increased concerns about safety or efficacy of a product.

In April 2017, the European Union published the European Union Medical Device Regulation (MDR)-(EU 2017/745), which repeals and replaces the Medical Device Directive (“MDD”) and Active Implantable Medical Device Directive (“AIMDD”) 90/385/EEC. The MDR, for most parts, became applicable on May 26, 2021. Under the MDR, several transitional measures apply to medical devices that are certified under the MDD or AIMDD. For general Class I devices, a declaration of conformity declaring compliance to MDR was drawn up prior to May 26, 2021. For other Class I (Ir, Is, Im), Class IIA, Class IIB, and Class III there is a provisional transition period, until May 26, 2024, to become compliant with MDR. However, if we make any significant changes in the design or intended purpose of our devices, they will no longer benefit from such transitional periods. Generally, the MDR imposes stricter requirements on manufacturers, importers and distributors of medical devices. Moreover, the requirements to provide clinical data for medical devices has become stricter and as a result we may need to conduct new time consuming and costly clinical investigations with our existing medical devices to meet the new requirements, including to obtain CE certificates under the MDR. We may, or may not, be able to provide this data in time to obtain MDR certifications in a timely fashion when our existing certificates expire. Currently, the European Commission has not released the common specification for aesthetic medical devices; which has delayed our MDR submissions for Solta. These new regulations impact all of our existing and potential medical device products being sold in the EEA for which we are legal manufacturer, importer and/or distributor, including aesthetic and surgical areas as well as certain of our products outside the EEA, which rely on the CE Mark to support registration in those other countries. These products, in the aggregate, account for a meaningful portion of our net revenue in this region. While we are working to ensure compliance with these new regulations for all impacted products, we may not be able to achieve compliance for all products within the applicable transition period. If we fail to achieve compliance, we will not be able to market and sell the non-compliant products in the EEA, nor will we be able to rely on the non-compliant registration for such products in regions outside of the EEA, which could have a material adverse effect on our business, financial condition, cash flows and results of operations in the EEA and, possibly, on a consolidated basis, and could cause the market value of our shares to decline.

While European Union law is currently applicable in Northern Ireland, the UK Medical Devices Regulations 2002 (SI 2002 No 618, as amended) also need to be complied with in Great Britain. Medical device manufacturers who have CE marked devices will be able to continue to place them on the market in the whole of the UK until June 30, 2023. After that, devices destined for Great Britain will be required to follow the UK regulatory regime, be assessed by a UK approved body (with the exception of Class I products), and to be labeled with the UKCA mark. Northern Ireland will, however, continue to accept CE marked devices. There are some extra hurdles for manufacturers who are based outside the UK such as the requirement to appoint a UK Responsible Person (“UKRP”) to take on certain regulatory responsibilities with respect to the Medicines and Healthcare products Regulatory Agency (“MHRA”) and users or customers in the UK. To enable devices to be placed on the market in the UK after January 1, 2021 (even for CE marked devices), a UK manufacturer must register with the MHRA, an overseas manufacturer must appoint a UKRP, such registering entity will then register each of the devices for which they are responsible for placing on the market in the UK, whether in Great Britain or Northern Ireland. This may create added expense and challenges.

Until May 25, 2021, our products bearing a CE mark could be exported from the EEA to Switzerland. However, as of May 26, 2021, the European Union no longer applies the Mutual Recognition Agreement between the EEA and Switzerland. Accordingly, legal manufacturers in Switzerland will be required to appoint a European Union authorized representative, and manufacturers outside of Switzerland will be required to appoint a Swiss authorized representative in compliance with the Swiss Medical Device Ordinance. As a consequence, we will be required to appoint an authorized representative in Switzerland in order to export our CE-marked medical devices to Switzerland beginning in January 2022 through August 2022, depending on the Class of the device or system in question. Additionally, the name and address of the Swiss authorized representative must be placed on the packaging. This will create additional expenses and challenges.

Chinese authorities have recently released draft guidance which could impact the regulatory regime under which we operate in China. Any changes pursuant to such draft guidance or otherwise could result in the incurrence of additional operating expenses and other costs, and could make it more difficult for us to sell our products in China.

The Chinese government extensively regulates the aesthetic medical industry. The laws and regulations applicable to the aesthetic medical industry in China are relatively new and rapidly evolving, and the interpretation and application of existing and proposed laws, regulations and policies have created uncertainty regarding device classifications and related registration requirements. For example, in China, we currently operate and distribute our products under Section 3 (9) of Circular No. 198 (2014) promulgated by China Food and Drug Administration (currently known as the National Medical Products Administration (the “NMPA”), which regulates high-frequency skin beauty instruments and under which our systems are not regulated as medical devices. However, in April 2021, Chinese authorities released draft guidance, “Guideline for Classification and Definition of Radiofrequency Cosmetic Products” (the “RF Guidance”) for public comment. Article 3.1 of the RF Guidance states that “radiofrequency (‘RF’) beauty products that fall into the definition of medical devices under the Regulation on the Supervision and Administration of Medical Devices shall be regulated as medical devices, specifically, RF products that are expected to use radiofrequency energy to act on the human body (including, but not limited to, skin tissue and subcutaneous deep soft tissue, etc.) to achieve local shallow mild heating, improve blood circulation, etc., shall be managed as medical devices.” Furthermore, Article 4 of the RF Guidance provides as follows: “Depending on the level of risk of RF beauty products, their management category should not be lower than Class II. For specific products, the management categories shall be determined in accordance with the Medical Device Classification Rules and the Medical Device Classification Catalog, and according to their intended purpose, mode of use and other factors,” and includes a description for medical device Class II and III. Generally, Class II and Class III devices must be registered and approved by the Chinese regulators before they can be sold. While the final RF Guidance has not been released at this time, the RF Guidance or a similar regulation may be adopted in the future, in which case we believe it is likely that the systems we sell in China would be classified as Class II or III medical devices. As a result, we may be required to pursue registration and approval of other systems with the NMPA, which could be costly, time-consuming and divert management resources. To the extent that any such regulation did not include a grace period, or if we are unable to obtain any such registration and/or approval within any applicable grace period, our ability to sell our systems in China could be immediately and adversely impacted. Given the complexity of the Chinese regulatory process, Solta is proactively taking steps to prepare to comply with such guidance and NMPA New Regulations on the Supervision and Administration of Medical Devices (2021) and evaluating the risks and impact of the new regulations on its sales and distribution.

Our prior generation Thermage® (CPT) device has been previously approved as a medical device in China. Depending on the ultimate outcome of the RF Guidance and any other regulatory changes that may be adopted, we may consider selling Thermage® (CPT) devices in China under the medical device registration. However, we could encounter challenges selling Thermage® (CPT) devices in China. For example, we may face delays as we scale up our production of such devices. In addition, certain sole or single sourced components for our Thermage (CPT) system are not currently available from other sources of supply, and it may be difficult to identify or qualify new suppliers. As a result, we may be unable to produce enough Thermage (CPT) devices to meet demands in China. In addition, if we were required to market the Thermage® (CPT) device under its medical device registration, certain consummables that are approved with a medical device registration may only be available from one or a limited number of third parties, making us reliant on these local vendors. See “—We depend on third parties to meet their contractual, legal, regulatory and other obligations” and “—For some of our products, we obtain components and materials from one or a limited number of sources. If we are unable to obtain components or raw materials supplied by third parties, our ability to manufacture and deliver our products to the market would be impeded, which could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our shares to decline.”

If we modify one of our cleared or approved devices, we may need to seek a new clearance or approval, which, if not granted, would prevent us from selling our modified products or cause us to redesign our products.

Modifications to a cleared or approved device that could significantly affect its safety or effectiveness or that would constitute a major change in its intended use would require a new 510(k) clearance by the FDA in the US, and similar approval under other regulatory regimes internationally, including in China and the European Union. We may not be able to obtain additional clearance or other premarket approvals for new products or for modifications to, or additional indications for, our existing products in a timely fashion, or at all. Delays in obtaining future clearance would adversely affect our ability to introduce new or enhanced products in a timely manner, which in turn would harm our revenue and future profitability.

We may make modifications in the future that we believe do not or will not require additional clearance or approvals. If our regulators disagree and require new clearances or approvals for the modifications, we may be required to recall and to stop marketing the modified devices, which could require us to redesign our products and could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our shares to decline.

The terms of approvals or clearances and ongoing regulations for our products may limit how we market our products, which could materially impair our ability to generate revenue.

Once marketing approval or clearance has been granted, an approved or cleared product and its manufacturer and marketer are subject to ongoing review and extensive regulation. The FDA and other regulatory agencies, including in China and the European Union, closely regulate the post-approval or clearance marketing and promotion of devices to ensure devices are marketed only for the approved indications and in accordance with the provisions of the approved labeling and regulatory requirements. Many of these regulators, including the FDA, impose stringent restrictions on manufacturers’ communications regarding off-label use. In particular, if we do not restrict the promotion of our products only to their approved indications, we may be subject to enforcement action for off-label promotion. We, and any potential partners we may have in the future, must therefore comply with requirements concerning advertising and promotion for any of our products for which we or our partners obtain marketing approval or clearance. Thus, if any of our products receive marketing approval or clearance, the accompanying label may limit the approved use of our product, which could limit sales of the product.

While we have historically focused mainly on improving and modifying our existing systems, we have an active research and development function and may in the future develop new devices and products, which would subject us to enhanced risks of failure to obtain government approvals and clearances in a reasonable amount of time or at reasonable cost.

If we develop new products, various studies and potentially clinical trials may be necessary to support our future product submissions to the relevant regulators. Prior to commercializing our devices, appropriate clearance or approval must be obtained in countries where we plan to market the device. Obtaining such regulatory clearances or approvals for new devices, consumables and manufacturing processes can take a number of years and involves the expenditure of substantial resources, including potentially for the development of sufficient and appropriate clinical protocols to demonstrate safety and efficacy. Even if new products appear promising in development stages, regulatory clearance or approval may not be achieved and no assurance can be given that we will obtain clearance or approval in those countries where we wish to commercialize such products. Furthermore, from time to time, changes to the applicable legislation or regulations may be introduced that change the review and clearance or approval processes for new products, which changes may make it more difficult and costly to obtain or maintain regulatory registrations. Any failure to obtain regulatory clearance or approval for new products could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our shares to decline.

We are subject to a broad range of environmental laws and regulations and may be subject to environmental remediation obligations under such safety and related laws and regulations. The impact of these obligations and our ability to respond effectively to them may have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our shares to decline.

We are subject to a broad range of international, national, federal, state, provincial and local environmental laws and regulations concerning the environment, safety matters, regulation of chemicals and product safety in the countries where we manufacture and sell our products or otherwise operate our business. These requirements include, among other matters, regulation of the handling, manufacture, transportation, storage, use and disposal of materials, including the discharge of pollutants, hazardous substances and waste into the environment. Compliance with environmental, health and safety laws and regulations could require us to incur significant operating or capital expenditures or result in significant restrictions on our operations. If we fail to comply with these environmental, health and safety laws and regulations, including failing to obtain any necessary permits, we could incur substantial civil or criminal fines or penalties or enforcement actions, including regulatory or judicial orders enjoining or curtailing our operations or requiring us to conduct or fund remedial or corrective measures, install pollution control equipment, reformulate or cease the marketing of our products or perform other actions. In the normal course of our business, regulated substances and waste may be released into the environment, which could cause environmental or property damage or personal injuries and which could subject us to remediation obligations regarding contaminated soil and groundwater, potential liability for damage claims or to social or reputational harm and other similar adverse impacts. Under certain of these laws and regulations, we may be subject to joint and several liability for environmental investigations and cleanups, including at properties that we currently or previously owned or operated, or at sites at which waste we generated was disposed, even if the contamination was not caused by us or was legal at the time it occurred.

In recent years, legislation and regulation related to environmental protection have become increasingly stringent. Such legislation and regulations are complex and constantly changing. In particular, legislation and regulation relating to global climate, sustainability and product stewardship including greenhouse gas emissions, are at various stages of consideration and implementation. Future events, such as changes in existing laws or regulations or the enforcement thereof or the discovery of contamination at our facilities may, among other things, require us to install additional controls for certain of our emission sources, undertake changes in our manufacturing processes, remediate soil or groundwater contamination at facilities where such cleanup is not currently required or to take action to address social expectations or concerns arising from or relating to such changes and our response to such changes. The cost of such additional compliance or remediation obligations or responding to such social expectations or concerns may be significant and could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our shares to decline.

Manufacturing and Supply Risks

If we are unable to manufacture our products or the manufacturing process is interrupted due to failure to comply with regulations or for other reasons, the interruption of the manufacture of our products, and other manufacturing and supply difficulties or delays, could adversely affect our business.

Our manufacturing facility must be inspected and found to be in full compliance with CGMP, quality system management requirements or similar standards before approval for marketing. Compliance with CGMP regulations requires the dedication of substantial resources and requires significant expenditures. Our failure to comply with applicable manufacturing, quality control and environmental laws or regulations could result in enforcement action by regulatory bodies, including, but not limited to, warning letters, fines, injunctions, civil or criminal penalties, recall or seizure of products, total or partial suspension of production or importation, suspension or withdrawal of regulatory clearance or approval for approved or in-market products, refusal of the government to renew marketing applications or approve pending applications or supplements, refusal of certificates for export to foreign jurisdictions, suspension of ongoing trials, imposition of new manufacturing requirements, closure of facilities and criminal prosecution. These enforcement actions could lead to a delay or suspension in production, which could have a material adverse effect on our competitive position, business, financial condition, results of operations and cash flows and could cause the market value of our shares to decline.

In addition, our manufacturing and other processes use complicated and sophisticated equipment, which sometimes requires a significant amount of time to obtain and install. Manufacturing complexity, testing requirements and safety and security processes combine to increase the overall difficulty of manufacturing these products and resolving manufacturing problems that we may encounter. Although we endeavor to properly maintain our equipment, including through on-site quality control and experienced manufacturing supervision, and have key spare parts on hand, our business could suffer if certain manufacturing or other equipment, or our facility, were to become inoperable for a period of time. We could experience substantial production delays or inventory shortages in the event of any such occurrence until we repair such equipment or facility or we build or locate replacement equipment or a replacement facility, as applicable, and seek to obtain necessary regulatory clearances or approvals for such replacement. Any interruption in our production could adversely affect the sales of our devices and consumables and could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our shares to decline.

The supply of our products to our customers is subject to and dependent upon the use of transportation services. In addition, any prolonged disruption in the operations of our existing distribution facilities or in the transportation services we use to deliver our products to customers, whether due to technical, labor or other difficulties, weather conditions, equipment malfunction, contamination, failure to follow specific protocols and procedures, destruction of or damage to any facility or other reasons, could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our shares to decline.

The design and manufacture of our products is complex, requires a significant degree of technical expertise, and any failure in design and manufacture could result in defective products, which in turn could materially adversely affect our reputation, business, financial condition, cash flows and results of operations and could cause the market value of our shares to decline.

Due to the complex and technology-intensive nature of certain of our products, they require components made strictly to specification, proper assembly and technical testing, and any significant lapse in the design or manufacturing processes for such products could adversely impact their reliability and performance. If our products contain defects that cannot be repaired easily, inexpensively, or on a timely basis, we may experience:

•	damage to our brand reputation;

•	loss of customer orders and delay in order fulfillment;

•	increased costs due to product repair or replacement;

•	inability to attract new customers;

•	diversion of resources from our manufacturing and research and development (“R&D”) activities; and

•	legal action.

The occurrence of any one or more of the foregoing could materially increase our costs and materially and adversely impact affect our business, financial condition, cash flows and results of operations and could cause the market value of our shares to decline

For some of our products, we obtain components and materials from one or a limited number of sources. If we are unable to obtain components or raw materials supplied by third parties, our ability to manufacture and deliver our products to the market would be impeded, which could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our shares to decline.

Some components and raw materials used in our manufactured products and some finished products sold by us, are currently available only from one or a limited number of domestic or foreign suppliers. For example, the supply of certain key components for our Thermage® FLX and Thermage® (CPT) systems are only available from a sole or single source. With the exception of one component, we believe that all of the other sole or single source components for our Thermage® FLX system are currently or could be available from other sources in the market with no material delay. By contrast, certain sole or single sourced components for our prior generation Thermage® (CPT) system are not currently available from other sources of supply, and it may be difficult to identify or qualify new suppliers because of that product’s advanced stage in its life cycle. For the components for which there is no readily available alternate supplier, we generally do not have long-term contracts with suppliers for the purchase of such components. Instead, we acquire them on a purchase order basis without minimum purchase requirements (except where we have elected to make purchase order commitments in an attempt to mitigate risk). Pricing under these arrangements varies and is typically reviewed by us and the suppliers periodically. These arrangements can generally be terminated at will by either party.

In the event an existing supplier fails to supply product on a timely basis and/or in the requested amount, supplies product that fails to meet our specifications or regulatory requirements, becomes unavailable through business interruption or financial insolvency or loses its regulatory status as an approved source or we are unable to renew current supply agreements when such agreements expire and we do not have a second supplier, we may be unable to obtain the required components or raw materials on a timely basis or at commercially reasonable prices. We attempt to mitigate these risks by maintaining safety stock of these products and by identifying and qualifying alternate suppliers, but such safety stock may not be sufficient and/or switching to such alternate suppliers may involve delays that could adversely impact our business. In particular, if we were to experience a significant disruption in the supply of the component for our Thermage® FLX system for which there is no readily available alternate supplier, it would materially and adversely impact our business, financial condition, cash flows and results of operations.

Furthermore, the COVID-19 pandemic may result in disruptions to our supply chain, which could impact our ability to obtain necessary materials for some of our key products. See “—Risks Relating to COVID-19—The ongoing COVID-19 pandemic, the rapidly evolving reaction of governments, private sector participants and the public to that pandemic and/or the associated economic impact of the pandemic and the reactions to it, could adversely and materially impact our business, financial condition, cash flows and results of operations.”

If we fail to accurately forecast demand for our component and raw material requirements for the manufacture of our products, we could experience manufacturing delays and may experience lost sales or significant inventory carrying costs.

We use forecasts based primarily on our anticipated product orders to plan our manufacturing efforts and determine our requirements for components and materials. We balance the need to maintain inventory levels that are sufficient to ensure competitive lead times against the risk of inventory obsolescence because of changing customer requirements, fluctuating commodity prices or changes to our products. It is very important that we accurately predict both the demand for our devices and consumables and the lead times required to obtain or manufacture the necessary components, raw materials or fully assembled products. Lead times for components and fully assembled products vary significantly and depend on numerous factors, including the specific supplier, the size of the order, contract terms and current market demand. If we overestimate the demand for our product, we may have excess inventory, which would increase our costs. If we underestimate demand for our product and consequently, our components, materials and fully assembled products requirements, we may have inadequate inventory, which could interrupt our manufacturing, delay delivery of our product to our customers and result in the loss of customer sales. Any of these occurrences would negatively impact our business and operating results.

Commercialization Risks

Our products may not achieve or maintain expected levels of market acceptance.

Our commercial success and results of operations depend upon the success of our systems and related products, primarily the Thermage®, Clear + Brilliant®, Fraxel® and VASER® branded devices, consumables (treatment tips) and related services. We expect the sales of our systems and related products to continue to account for substantially all of our revenue for the foreseeable future. If our systems and related products fail to continue to gain market acceptance, our business and prospects would be harmed.

We plan to continue to refresh and expand our line of products, though this may not occur when expected. Even if we are able to obtain and maintain regulatory clearance or approvals for our products, their success is dependent upon achieving and maintaining market acceptance. Launching and commercializing products is time consuming, expensive and unpredictable. The commercial launch of a product takes significant time, resources, personnel and expertise, which we may not have in sufficient levels to achieve success, and is subject to various market conditions, some of which may be beyond our control. There can be no assurance that we will be able to successfully launch and commercialize new products or gain market acceptance for such products. Products that appear promising in development may fail to reach the market or may have only limited or no commercial success. While we have been successful in launching some of our products, we may not achieve the same level of success with respect to all of our new products, and we may face additional challenges associated with operating as an independent company following the completion of the Separation. Our inability to successfully launch our new products may negatively impact the commercial success of such products, which could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our shares to decline. Our inability to successfully launch our new products could also lead to material impairment charges.

Levels of market acceptance for new products could be impacted by several factors, some of which are not within our control, including but not limited to the following:

•	safety, efficacy, convenience and cost-effectiveness of our products compared to the products of our competitors;

•	scope of approved uses and marketing clearance or approval;

•	availability of patent or regulatory exclusivity;

•	timing of regulatory clearances or approvals and market entry;

•	availability of alternative products from our competitors;

•	acceptance of the price of our products;

•	effectiveness of our sales forces and promotional efforts;

•	ability to market our products effectively in the appropriate setting of care; and

•	the reputation of our products.

If our products fail to gain, or lose, market acceptance, our revenues would be adversely impacted and we may be required to take material impairment charges, which could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our shares to decline.

Negative publicity regarding our current or future products and procedures could harm demand, which would adversely affect sales and our financial performance.

We have in the past experienced, and may in the future experience negative publicity. Such publicity may present negative individual physician or patient experience regarding the safety or effectiveness of our products or the procedures in which our products are used. Competitors could attempt to use such publicity to harm our reputation and disrupt current or potential future customer relationships. Any negative publicity about our products, such as the discovery of safety issues with our products, adverse events involving our products, or even public rumors about such events, could have a material adverse effect on our business.

Our reputation and competitive position may also be harmed by other publicly available information suggesting that our procedures are not safe. The market perception and reputation of our products and their safety and efficacy are important to our business and the continued acceptance of our products. For example, we file reports with the FDA that are publicly available on the FDA’s website if our products may have caused or contributed to a serious injury or malfunctioned in a way that would likely cause or contribute to a serious injury if it were to recur. Competitors may attempt to harm our reputation by pointing to isolated injuries that have been reported or publicized, or by claiming that their product is superior because they have not filed as many reports with the FDA. Such negative publicity and competitor behavior could harm our reputation and our future sales.

Our reputation may also be harmed by quality or safety issues of counterfeits of our products and aftermarket modifications. See “—Risks Relating to our Business and Our Business Strategy—After-market modifications to our systems, components and consumables by third parties and the development of counterfeit components could reduce our sales, expose us to product liability litigation and adversely affect our brand reputation and our business.”

In addition, the discovery of significant problems with a product similar to one of our products that implicate (or are perceived to implicate) an entire class of products or the withdrawal or recall of such similar products could have a material adverse effect on sales of our products. Accordingly, new data about our products, or products similar to our products, could cause us reputational harm and could negatively impact demand for our products due to real or perceived side effects or uncertainty regarding safety or efficacy and, in some cases, could result in product withdrawal.

Catastrophic events may disrupt our business.

We have operations and facilities that sell and distribute our products in various geographic locations. Natural events (such as a hurricane or major earthquake), terrorist attacks, pandemics or other catastrophic events, including adverse weather events associated with global climate change, could cause delays in developing, manufacturing or selling our products. Such events that occur in major markets where we sell our products could reduce the demand for our products in those areas and, as a result, impact our sales into those markets. Any such disruption could have a material adverse effect on our business, financial condition and results of operations and could cause the market value of our shares to decline.

To market and sell our products in certain countries, we depend on third-party distributors, and they may not be successful.

In certain locations, including parts of Asia and Europe, we rely mainly or exclusively on third-party distributors to sell our products, and may continue to do so in these and other locations in the future. Moreover, our relationships with our third-party distributors are generally not supported by written contracts. As a result, if such distributors were to end their relationships with us, we may be unable to find new distributors that meet our standards on a timely basis or at all, and our business, financial condition, cash flows and results of operations could be adversely impacted. We may also need to engage additional international distributors to grow our business and expand the territories in which we sell our systems. Distributors may not commit the necessary resources to market, sell and service our products to the level of our expectations. In addition, from time to time, legal disputes may arise if we wish to discontinue a distributor relationship in a given territory or otherwise feel a distributor is not performing adequately. Such disputes could lead to legal proceedings that are costly to litigate and that could result in outcomes that are not favorable to us. If current or future distributors do not perform adequately, or if we are unable to engage distributors in particular geographic areas, it could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our shares to decline.

Employment-related Risks

The loss of the services of, or our inability to recruit, retain, motivate, our executives and other key employees could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our shares to decline.

We must retain and motivate our executives and other key employees and recruit other executives and employees in order to strengthen our management team and workforce. Our ability to retain or recruit executive and other key employees may be hindered or delayed by, among other things, competition from other employers who may be able to offer more attractive compensation packages. We have not historically operated as an independent company and will not have the same resources we had as a part of BHC and, as a result, we may experience additional challenges retaining and motivating our key personnel as we begin to operate as a standalone company following the completion of this offering. A failure by us to retain, motivate and recruit executives and other key employees or the unanticipated loss of the services of any of these executives or key employees for any reason, whether temporary or permanent, could create disruptions in our business, could cause concerns and instability for management and employees, current and potential customers, credit rating agencies and other third parties with whom we do business and our shareholders and debt holders and could cause concern regarding our ability to execute our business strategy or to manage operations in the manner previously conducted and, as a result, could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our shares to decline.

Furthermore, as a result of any failure to retain, or loss of, any executives or key employees, we may experience increased costs in order to identify and recruit a suitable replacement in a timely manner (and, even if we are able to hire a qualified successor, the search process and transition period may be difficult to manage and result in additional periods of uncertainty). In addition, once identified and recruited, the transition of new executives and key employees may be difficult to manage and we cannot guarantee that new executives and employees will efficiently transition into their roles or ultimately be successful in their roles. Finally, as a result of changes in our executives and key employees, there may be changes in the way we conduct our business, as well as changes to our business strategy. We cannot predict what these changes may involve or the timing of any such changes and how they will impact our product sales, revenue, business, financial condition, cash flows or results of operation, but any such changes could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our shares to decline.

We rely heavily on our sales professionals to market and sell our products worldwide. If we are unable to hire, effectively train, manage, improve the productivity of, and retain our sales professionals, our business could be harmed.

Our success largely depends on our ability to hire, train, manage, train, and improve the productivity levels of our sales professionals worldwide. Because of our focus on non-core practitioners in the past, several of our sales professionals do not have established relationships with the core market, consisting of dermatologists and plastic surgeons, or where those relationships exist, they are not appropriately strong.

Competition for sales professionals who are familiar with, and trained to sell in, the aesthetic medical device industry continues to be robust. As a result, we occasionally lose our sales people to competitors. Our industry is characterized by a few established companies that compete vigorously for talented sales professionals. Some of our sales professionals leave us for jobs that they perceive to be better opportunities, both within and outside of the aesthetic medical device industry. We believe we have adequate measures in place to protect our proprietary and confidential information when employees leave, however the ability to enforce these measures varies from jurisdiction to jurisdiction and we must make a case-by-case decision regarding legal enforcement action. For instance, covenants not-to-compete are not allowed in many states, and if allowed, are difficult to enforce in many jurisdictions. Furthermore, such legal enforcement actions are expensive and we cannot give any assurance that these enforcement actions will be successful.

We also continue to hire and train new sales people, including from our competitors. In addition, due to the competition for sales professionals in our industry, we also recruit sales professionals from outside the industry. Sales professionals from outside the industry typically take longer to train and become familiar with our products and the procedures in which they are used. As a result of a lack of industry knowledge, these sales professionals may take longer to become productive members of our sales force.

We train our existing and recently recruited sales professionals to better understand our existing and new product technologies and how they can be positioned against our competitors’ products. These initiatives are intended to improve the productivity of our sales professionals and our revenue and profitability. It takes time for the sales professionals to become productive following their training and there can be no assurance that the newly recruited sales professionals will be adequately trained in a timely manner, or that our direct sales productivity will improve, or that we will not experience significant levels of attrition in the future.

Risks Relating to Our Business and Our Business Strategy

If we cannot increase our sales volumes, reduce our costs, introduce higher margin products to offset potential reductions in the average unit price of our products and diversify our revenues, our business and results of operations may suffer.

The average unit price of our products may decrease in the future in response to changes in product mix, competitive pricing pressures, new product introductions by our competitors or other factors. If we are unable to offset anticipated decreases in our average selling prices by increasing our sales volumes or through new product introductions, our net revenues will decline. We are also subject to risks associated with the concentration of our sales in a single franchise, as sales associated with Thermage® were responsible for 84% of our revenues in 2020. In addition, to improve or maintain our gross margins we must continue to reduce the manufacturing cost of our products. If we cannot maintain our gross margins our business could be seriously harmed, particularly if the average selling price of our products decreases significantly without a corresponding increase in sales, which could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our shares to decline.

The success and continuing development of our products depend, in part, upon maintaining strong relationships with physicians and other healthcare professionals.

Our target physician customers typically already own one or more aesthetic medical device products. Our ability to grow our business and convince physicians to purchase our systems, comprised of devices, consumables (treatment tips) and associated services, depends on the success of our clinical, sales and marketing efforts. Our business model involves both a capital equipment purchase of our systems and continued purchases by our customers of our treatment tips, which are generally fulfilled as purchase orders without any minimum purchase requirement. This may be a novel business model for many potential customers who may be used to competing products that are either exclusively capital equipment, such as many laser-based systems, or that are exclusively single-use products, such as Botox or dermal fillers. We must be able to demonstrate that the cost of our systems and the revenue that the physician can derive from performing procedures using our products are compelling when compared to the cost and revenue associated with alternative products. When marketing to plastic surgeons, we must also, in some cases, overcome a bias against non- or minimally-invasive aesthetic procedures. If we are unable to maintain or increase physicians’ adoption and purchase of our systems and treatment tips, our business and prospects may be adversely affected. Moreover, if our customers or consumers develop a preference for our competitors’ products or otherwise decrease their demand for our systems, our ability to replace these sales may be limited, in particular due to the fact we do not generally have minimum purchase requirements with our customers, and our business and results of operation would be adversely impacted.

Additionally, if we fail to maintain our working relationships with physicians and other healthcare and aesthetic professionals, our products may not be developed and marketed in line with their needs and expectations. We rely on physicians not only as customers, but also as researchers and marketing and product consultants who provide us with considerable knowledge and experience. If we are unable to maintain these strong relationships, the development and marketing of our future versions of our systems and other new products could suffer, which could have a material adverse effect on our consolidated financial condition and results of operations.

After-market modifications to our systems, components and consumables by third parties and the development of counterfeit components could reduce our sales, expose us to product liability litigation and adversely affect our brand reputation and our business.

In the past, third parties have made after-market modifications to our systems and related components, and developed counterfeit components and consumables. Because our systems and related components are designed to meet specific specifications, after-market modifications could result in patient injuries. In addition, third parties may seek to develop counterfeit components and consumables that are compatible with our systems and available to practitioners at lower prices than our own. These risks may be enhanced in emerging markets and certain other jurisdictions with higher levels of counterfeiting and less favorable political and legal systems, such as China. If security features incorporated into the design of our systems are unable to prevent after-market modifications to our systems and components or the introduction of counterfeit components and consumables, our sales could decline, we could be exposed to product liability lawsuits resulting from the use of damaged or defective goods and we could experience damage to our reputation, any of which could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our shares to decline.

We may experience declines in sales volumes or prices as a result of the continuing trend towards consolidation of aesthetic medicine and other physician practices and other customer groups.

In recent years, physician practices and groups, including aesthetic medical practices, have undergone, and are continuing to undergo, significant consolidation. This consolidation may result in these groups gaining additional purchasing leverage and consequently increasing the product pricing pressures facing our business. The result of these developments could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our shares to decline.

We may in the future seek to identify and acquire certain assets, products and businesses.

We may in the future seek to identify and acquire complementary businesses, products, technologies or other assets to augment our pipeline. Such transactions may be complex, time consuming and expensive. We do not have prior experience consummating acquisitions as a standalone company and there can be no guarantee that we will be able to successfully consummate acquisitions or other arrangements, which could result in significant diversion of management and other employee time, as well as substantial out-of-pocket costs. If such transactions are not completed for any reason, we may incur significant costs and the market price of our shares may decline.

In addition, even if an acquisition is consummated, the integration of the acquired business, product or other assets may be complex and time-consuming, and we may not achieve the anticipated benefits, cost-savings or growth opportunities we expect. Potential difficulties that may be encountered in the integration process include the following: integrating personnel, operations and systems, while maintaining focus on selling and promoting existing and newly-acquired products; coordinating geographically dispersed organizations; distracting management and employees from operations; retaining existing customers and attracting new customers; maintaining the business relationships the acquired company has established, including with health care providers; and managing inefficiencies associated with integrating the operations of our company and the acquired business, product or other assets.

Finally, these acquisitions and other arrangements, even if successfully integrated, may fail to further our business strategy as anticipated or to achieve anticipated benefits and success, expose us to increased competition or challenges with respect to our products or geographic markets, and expose us to additional liabilities associated with an acquired business, product, technology or other asset or arrangement. Any one of these challenges or risks could impair our ability to realize any benefit from our acquisition or arrangement after we have expended resources on them.

We have various indemnity agreements and indemnity arrangements in place, which may result in an obligation to indemnify or reimburse the relevant counterparty, which amounts may be material.

In the normal course of business, we have entered or may enter into agreements that include indemnities in favor of third parties, such as license agreements, engagement letters with advisors and consultants and various product and service agreements. In particular, we have entered into agreements with BHC in connection with this offering and the Separation which include cross-indemnification obligations. These and other indemnification arrangements may require us to compensate counterparties for losses incurred by the counterparties as a result of breaches in representations, covenants and warranties provided by us or as a result of litigation or other third-party claims or statutory sanctions that may be suffered by the counterparties as a consequence of the relevant transaction. In some instances, the terms of these indemnities are not explicitly defined. We, whenever possible, try to limit this potential liability within the particular agreement or contract, but due to the unpredictability of future events the maximum amount of any potential reimbursement cannot be reasonably estimated, but could have a material adverse effect on our business.

Additionally, concurrently with this offering, we intend to enter into customary indemnification agreements with our directors and officers. We will also obtain directors’ and officers’ liability insurance to mitigate the cost of any potential future lawsuits or actions. The maximum amount of any potential future payment cannot be reasonably estimated but could have a material adverse effect on our business.

Ineffective training of the users of our systems or such users’ failure to follow our operating guidelines could result in the misuse of our systems, which could harm our reputation and our business.

U.S. federal regulations and similar regulations in certain other countries allow us to sell certain of our systems only to “licensed practitioners” or the non-U.S. equivalent. The definition of “licensed practitioners” varies from state to state in the United States and equivalent requirements in other countries could differ substantially. As a result, our professional systems may be operated by licensed practitioners with varying levels of training, and in many states by non-physicians, including physician assistants, registered nurses and nurse practitioners. For example, in some states, the definition of “licensed practitioner” may result in the legal use of our professional products by non-physicians. Outside the United States, our independent distributors sell in many jurisdictions that do not require specific qualifications or training for purchasers or operators of products. We do not supervise the procedures performed with our professional systems, nor can we be assured that direct physician supervision of our equipment occurs according to our recommendations. We, and our distributors, require purchasers of our professional products to undergo an initial training session as a condition of purchase, but do not require ongoing training. In addition, we prohibit the sale of our professional systems to companies that rent our systems to third parties without our approval, but cannot prevent an otherwise qualified physician from contracting with a rental company in violation of his or her purchase agreement with us. The use of our professional systems by non-physicians, as well as noncompliance with the operating guidelines set forth in our training programs, may result in product misuse and adverse treatment outcomes, which could harm our reputation and expose us to costly product liability litigation.

Risks Relating to the Global Scope of our Business

Our business, financial condition, cash flows and results of operations are subject to risks arising from the global scope of our operations.

We conduct a significant majority of our business outside the United States and Canada, and may in the future expand our operations into new countries, including emerging markets. We sell our medical device products in many countries around the world and in 2020, our sales outside of the United States and Canada accounted for more than 75% of our revenues, a significant portion of which was from sales in China. See “—We face risks associated with our business in China.”

All of our foreign operations are subject to risks inherent in conducting business abroad, including, among other things:

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difficulties in coordinating and managing foreign operations, including ensuring that foreign operations comply with foreign laws, such as export and sanctions laws and the FCPA and other applicable worldwide anti-bribery laws;

•	price and currency exchange controls;

•	restrictions on the repatriation of funds;

•	scarcity of hard currency, including the U.S. dollar, which may require a transfer or loan of funds to the operations in such countries, which they may not be able to repay on a timely basis;

•	political and economic instability;

•	compliance with multiple regulatory regimes;

•	compliance with economic sanctions laws and other laws that apply to our activities in the countries where we operate;

•	differing degrees of protection for intellectual property;

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less established legal and regulatory regimes in certain jurisdictions, including as relates to enforcement of intellectual property, anti-bribery and anti-corruption laws and the reliability of the judicial systems;

•	unexpected changes in foreign regulatory requirements, including quality standards and other certification requirements;

•	new export license requirements;

•	adverse changes in tariff and trade protection measures, including as a result of changes in U.S.-China relations;

•	differing labor regulations;

•	potentially negative consequences from changes in or interpretations of tax laws;

•	restrictive governmental actions;

•	possible nationalization or expropriation;

•	financial market uncertainty;

•	restrictions on business activities and other challenges associated with pandemics, including the COVID-19 pandemic;

•	differing local practices, customs and cultures, some of which may not align or comply with our standard practices and policies or U.S. or Canadian laws and regulations;

•	difficulties with licensees, contract counterparties, or other commercial partners; and

•	differing local product preferences and product requirements.

As a result of changes in U.S. or Canadian government policy, there may be changes to existing trade agreements and greater restrictions on trade generally. On November 30, 2018, the United States, Canada and Mexico signed the United States-Mexico-Canada Agreement (“USMCA”) as an overhaul and update to the North American Free Trade Agreement. The USMCA was subsequently revised on December 10, 2019 and fully ratified on March 13, 2020. It is difficult to anticipate the full impact of this agreement on our business, financial condition, cash flows and results of operations.

Notwithstanding the USMCA, support for protectionism and rising anti-globalization sentiment in the United States and other countries may slow global growth. In particular, a protracted and wide-ranging trade conflict between the United States and China could adversely affect global economic growth. For example, the previous U.S. administration increased tariffs on certain goods imported into the United States and trade tensions between the United States and China escalated, with each country imposing significant, additional tariffs on a wide range of goods imported from the other country. The U.S. and China could impose other types of restrictions such as limitations on government procurement or technology export restrictions, which could affect our access to markets. Concerns also remain around the social, political and economic impacts of the changing political landscape in Europe. In addition, there are growing concerns over an economic slowdown in emerging markets in light of capital outflows in favor of developed markets and expected interest rate increases and inflation risks. Broader geopolitical tensions remained high among the United States, Russia, China and across the Middle East.

Given the global scope of our operations, any of the above factors, including tariffs, trade wars and other governmental actions, could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our shares to decline. Similarly, adverse economic conditions impacting our customers in these countries or uncertainty about global economic conditions could cause demand for our products to decline, which could materially adversely affect our revenues and operating results.

We face risks associated with our business in China.

For the year ended December 31, 2020, approximately 24% of our revenues were derived from sales in China. In addition to our sales activity, we have two warehouses in Shanghai, China that serve as distribution centers and a small office space in Hong Kong, China that serves as our experience center. As a result, our business is subject to risks associated with doing business in China, including but not limited to, a general climate of economic, political and legal uncertainty, including with respect to future regulatory, policy and legislative developments, difficulties associated with the Chinese legal system, increased costs and uncertainties associated with enforcing contractual obligations in China and historically lower protection of intellectual property rights in China, each of which could adversely impact our business, results of operations and financial condition.

Although the Chinese government has implemented certain economic reform measures which have resulted in a reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. Even if these measures may benefit the overall economy in China, they could have a negative effect on us. Therefore, our business is continually subject to the risk of changes in Chinese laws and regulations that could have an adverse effect on our suppliers and manufacturing operations. Any changes in policies governing the regulation of our products, tariffs, imports and exports, taxation, inflation, environmental regulations, foreign currency exchange rates, the labor market, property or financial regulation could have an adverse effect on our business, results of operations and financial condition. More broadly, if the business environment in China deteriorates from the perspective of domestic or international investment, our business in China may also be adversely affected. In addition, changes in the political climate or trade policy of the United States, such as increased duties or tariffs on Chinese imports, may adversely affect our business. For additional information about the risks we face as a result of our business in China, see “—Regulatory Risks—Chinese authorities have recently released draft guidance which could impact the regulatory regime under which we operate in China. Any changes pursuant to such draft guidance or otherwise could result in the incurrence of additional operating expenses and other costs, and could make it more difficult for us to sell our products in China.”

Moreover, our operations in China are subject to several specific rules and regulations on the advertisements for medical devices, which subject us to additional risks. In addition, on August 27, 2021, the Chinese State Administration for Market Regulation released draft guidance relating to the enforcement of aesthetic medical advertisements (the “Advertisements Guidance”) for public comment. The Advertisements Guidance reiterates the existing core principles applicable to medical aesthetic advertisements and suggests, among other things, enhanced focus by Chinese authorities on advertisements that create anxiety about appearance, compare before and after treatment effects or use spokespersons to make recommendations. The Advertisements Guidance is generally targeted at the providers of aesthetic medical services rather than producers of devices and consumables such as us. However, although we have implemented measures designed to ensure that promotional materials related to Solta products comply with applicable law, we are subject to additional risks as a result of violations of such laws by third parties. Medical institutions, practitioners, distributors, and other third parties who are beyond our control may refer to our products in their advertisements without our approval and may engage in conduct in violation of applicable rules and regulations including as a result of advertising our products for unapproved uses and making misstatements relating to the safety or efficacy of our products. Under applicable law, we would generally not be directly liable for such conduct; nonetheless, practitioners, consumers, regulators and other third parties may associate such impropriety with us, which may have an adverse impact on our reputation, and, in turn, our business and results of operations.

Due to the large portion of our business conducted in currency other than U.S. dollars, we have significant foreign currency risk.

We face foreign currency exposure on the translation into U.S. dollars of the financial results of our operations in numerous jurisdictions, including Asia and Europe, and may be exposed to foreign currency translation risks in other jurisdictions as we expand our business in the future. Where possible, we manage foreign currency risk by managing same currency revenue in relation to same currency expenses. We may also use derivative financial instruments from time to time to mitigate our foreign currency risk and not for trading or speculative purposes. We face foreign currency exposure in those countries where we have revenue denominated in the local foreign currency and expenses denominated in other currencies. Both favorable and unfavorable foreign currency impacts to our foreign currency-denominated operating expenses are mitigated to a certain extent by the natural, opposite impact on our foreign currency-denominated revenue. Further strengthening of the U.S. dollar and/or the devaluation of other countries’ currencies could have a negative impact on our reported international revenue.

Risks Relating to Intellectual Property and Exclusivity

Intellectual property rights may not provide adequate protection for some or all of our products, which may permit third parties to compete against us more effectively. We may fail to obtain, maintain, license, enforce or defend the intellectual property rights required to conduct our business, or third parties may allege that we are infringing, misappropriating or otherwise violating their intellectual property rights, which could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our shares to decline.

We rely on patent, copyright, trade secret and trademark laws and confidentiality agreements to protect our technology and products and we cannot guarantee that the protective steps we have taken are adequate to protect these rights. Some of our components, including our laser module, are not, and in the future are not expected to be, protected by patents. Additionally, any of our new patent applications may not issue as patents or, if issued, may not issue in a form that will be advantageous to us. Any patents or licenses we obtain may be challenged, invalidated or legally circumvented by third parties. The scope of our patent claims also may vary between countries, as individual countries have distinctive patent laws. Intellectual property protection may also be unavailable or limited in some foreign countries, enabling our competitors to capture increased market position. In addition, as our patents expire, we may be unsuccessful in extending their protection through patent term extensions. The expiration of, or the failure to maintain or extend our patents, could have an adverse effect on our business. Consequently, competitors and other third parties could market products and use manufacturing processes that are substantially similar or superior to ours. Without patent protection or regulatory exclusivity, competitors face fewer barriers in introducing competing products. We could therefore lose a significant portion of sales and market share of that product in a very short period and, as a result, our revenues could be lower. In addition, the introduction of competing products may have a significant downward pressure on the pricing of our products. The introduction of competing products could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our shares to decline.

The laser and medical device industry historically has generated substantial litigation concerning the manufacture, use and sale of products and we expect this litigation activity to continue. As a result, we expect that patents related to our products will be routinely challenged, and the validity or enforceability of our patents may not be upheld. In order to protect or enforce intellectual property rights, we may initiate litigation against third parties. Intellectual property litigation is complex and can be expensive and time-consuming, and the outcome is uncertain. In addition, competitors may design around our technology or develop competing technologies. The invalidation of key intellectual property rights or an unsuccessful outcome in lawsuits filed to protect our intellectual property could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our shares to decline. Our patents may also be challenged in administrative proceedings in the United States Patent and Trademark Office and patent offices outside of the United States. If we are not successful in enforcing our patents or defending an attack on our patents and maintaining exclusive rights to market one or more of our products still under patent protection, we could lose a significant portion of sales in a very short period. Even in cases where we prevail in an infringement claim, legal remedies available for harm caused to us may not be sufficient to make us whole. We may be subject to claims that we may be infringing upon, misappropriating or otherwise violating patents or other proprietary intellectual property owned by others. Third parties may also request a preliminary or permanent injunction from a court of law to prevent us from marketing a product. Even if we believe third-party intellectual property claims are without merit, there is no assurance that a court would find in our favor on questions of infringement, validity, enforceability or priority. If we are found to infringe, misappropriate or otherwise violate the intellectual property rights of others, we could lose our right to develop, manufacture or sell products, including our generic products, or could be required to pay monetary damages or royalties to license proprietary rights from third parties, which could be substantial and include treble damages if we are found to willfully infringe intellectual property rights or others. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Any of the foregoing events could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our shares to decline.

For certain of our products and manufacturing processes, we rely on trade secrets and other proprietary information, which we seek to protect, in part, through information technology systems discussed in more detail in the following section, and, in part, by confidentiality and nondisclosure agreements with our employees, consultants, advisors and partners. Trade secrets and proprietary information are difficult to protect. We also attempt to enter into agreements whereby such employees, consultants, advisors and partners assign to us the rights in any intellectual property they develop in the course of their engagement with us. These agreements may be breached, and we may not have adequate remedies for any breach. There can be no assurance that these agreements will be self-executing or otherwise provide meaningful protection for our trade secrets or other intellectual property or proprietary information. These agreements may not effectively prevent disclosure or misappropriation of such information and disputes may still arise with respect to the ownership of intellectual property. Monitoring unauthorized uses and disclosures of our intellectual property is difficult, and we do not know whether the steps we take to protect our intellectual property will be effective. Moreover, the laws of many countries will not protect our intellectual property rights to the same extent as the laws of the United States or Canada. In addition, third parties may independently develop the same or similar proprietary information. Further, we have employed and expect to employ individuals who were previously employed at universities, research centers or other companies, including our competitors or potential competitors. Although we try to ensure that our employees, consultants, advisors and partners do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that such persons have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information of their former employers or other third parties, or to claims that we have improperly used or obtained such trade secrets. Litigation may be necessary to defend against these claims. If we fail in defending such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights and face increased competition to our business. The unauthorized access to or disclosure of our proprietary information or the loss of such intellectual property rights may impact our ability to develop, manufacture and market our own products or may assist competitors in the development, manufacture and sale of competing products, which could have a material adverse effect on our revenues, financial condition, cash flows or results of operations and could cause the market value of our shares to decline.

The absence of complete intellectual property protection exposes us to a greater risk of direct competition. Competitors could purchase one of our products and attempt to replicate some or all of the competitive advantages we derive from our development efforts, design around our protected technology, or develop their own competitive technologies that fall outside of our intellectual property rights. If our intellectual property is not adequately protected against competitors’ products and methods, it could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our shares to decline.

Intellectual property litigation could cause us to spend substantial resources, distract our personnel from their normal responsibilities and cause the value of our shares to decline.

The laser and medical device industry is characterized by frequent litigation regarding patent and other intellectual property rights. Companies in the medical device industry have employed intellectual property litigation to gain a competitive advantage. Numerous patents are held by others, including academic institutions and our competitors. Patent applications filed in the United States generally will be published eighteen months after the filing date. Given that patent applications continue to be maintained in secrecy for at least some period of time, both within the United States and internationally, we cannot provide assurance that our technology does not infringe any patents or patent applications held by third parties.

Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses, and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the value of our shares. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could compromise our ability to compete in the marketplace, including compromising our ability to raise the funds necessary to continue our research programs and invest in manufacturing improvements. Any of the foregoing events would harm our business, financial condition, results of operations and prospects and could cause the market value of our shares to decline.

Risks Relating to Information Technology

We are increasingly dependent on information technology systems and infrastructure and any breakdown, interruption, breach or other compromise of our information technology systems or those of our third party service providers could subject us to liability or interrupt the operation of our business, which could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our shares to decline.

We are increasingly dependent on our information technology systems and infrastructure, as well as those of third parties with whom we interact, and internal and public internet sites, data hosting and processing facilities, cloud-based services and hardware, social media sites and mobile technology, in connection with the conduct of our business.

We currently depend on BHC and its information technology systems and infrastructure systems. We cannot provide any assurance that the information technology systems and infrastructure on which we currently depend, including those of third parties, will continue to meet our current and future business needs or adequately safeguard our operations. Furthermore, as part of the Separation, we will need to build out and invest in new information technology systems and infrastructure. Building out our new information technology systems and infrastructure may be costly and require substantial time and effort, including the time of our management and key personnel. Modifications, upgrades or replacements of such systems and infrastructure in the future may be costly or beyond our control.

Any failure to so modify, upgrade or replace such systems and infrastructure, any disruptions that occur during the process of such modification, upgrade or replacement and/or any breakdown, interruption or corruption of our information technology systems and infrastructure could create system disruptions, shutdowns, delays in generating or the corruption or loss of data and information or other disruptions that could result in negative financial, operational, business or reputational consequences for us.

The size and complexity of the information technology systems and infrastructure on which we rely makes such systems and infrastructure potentially vulnerable to internal or external inadvertent or intentional security breaches, including as a result of private or state-sponsored cybercrimes, terrorism, war, malware, ransomware, human error, system malfunction, telecommunication and electrical failures, natural disaster, misplaced or lost data, socially engineered breaches or other similar events.

In addition, during the normal course of our business operations, including through the use of information technology systems and infrastructure, we are involved in the collection, processing, transmission, use and retention of sensitive, confidential, non-public or personal data including personal health data and information in the United States and abroad.

Cyber-attacks are increasing in frequency, sophistication and intensity and are made by groups and individuals with a wide range of motives and expertise. Cyber-attacks could include the deployment of harmful malware, ransomware, denial-of-service attacks, worms, social engineering, improper modification of information, fraudulent “phishing” e-mails and other means to affect service reliability or threaten data confidentiality, integrity or availability. Techniques used in these attacks are often highly sophisticated, change frequently and may be difficult to detect for periods of time.

We have established: (i) physical, electronic and organizational measures to safeguard and secure our systems to prevent a compromise and (ii) policies and procedures designed to provide for the timely investigation of cybersecurity incidents and the timely disclosure of cybersecurity incidents consistent with our legal and contractual obligations. We also rely on commercially available systems, software, tools and monitoring to provide security for the processing, transmission and storage of digital information.

While we attempt to take appropriate security and cybersecurity measures to protect our information technology systems and infrastructure (including any trade secrets, confidential or other sensitive information) and to prevent and detect breakdowns, unauthorized breaches and cyber-attacks, we cannot guarantee that these measures will be successful and that breakdowns and breaches of, or attacks on, our systems and data, or those of third parties upon which we rely, will be prevented. As the techniques used to exploit systems change frequently and can be difficult to detect, we may not be able to prevent these intrusions or mitigate them when and if they occur. Additionally, we rely on some information technology networks and systems managed by third parties, and we rely on these third parties to deploy appropriate measures to protect their systems and networks. Vulnerabilities in their systems could compromise the security of our own infrastructure. Such breakdowns and breaches of, or attacks on, our systems and infrastructure, or the public perception that we or any third party upon which we rely have suffered a cybersecurity incident or breakdown, may cause business interruption and could have a material adverse effect on our business, financial condition, cash flows and results of operations, damage our reputation with customers, employees and third parties with whom we do business and cause the market value of our shares to decline, and we may suffer financial damage or other loss, including fines or criminal penalties or may be subject to litigation, including potentially class action law suits because of lost or misappropriated information.

While we maintain insurance against some of these risks, this insurance may not be sufficient to cover the financial, legal, business or reputational losses that may result from a breakdown, breach, cyber-attack or other compromise of or interruption to our information technology systems and infrastructure or confidential and other sensitive information.

In addition, we provide confidential and other sensitive information to third parties when necessary to pursue our business objectives. While we obtain assurances that these third parties will protect this information and, where appropriate, monitor the protections employed by these third parties, there is a risk that the confidentiality of information held by third parties, including trade secrets and sensitive personal information, may be compromised. If personal information of our customers or employees is misappropriated, our reputation with our customers and employees may be injured, resulting in loss of business and/or morale. Any such incidents could require us to incur costs to remediate possible injury to our customers and employees, to further improve our protective measures or to pay fines or take other action with respect to litigation, judicial or regulatory actions arising out of such incidents which may be significant. Any of the foregoing could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our shares to decline.

Competitive Risks

The aesthetic medical device industry is characterized by rapid innovation. To compete effectively, we must develop and/or acquire new products, seek regulatory clearance, market them successfully, and identify new markets for our technology.

The aesthetic medical device industry is subject to continuous technological development and product innovation. If we do not continue to innovate and develop new products and applications, our competitive position will likely deteriorate as other companies successfully design and commercialize new products and applications or enhancements to our current products. We created products to apply our technology to skin tightening, skin resurfacing and body contouring. To grow in the future, we must continue to develop and/or acquire new and innovative aesthetic medical devices and applications, identify new markets, and successfully launch the newly acquired or developed product offerings. To successfully expand our product offerings, we must, among other things:

•	develop or otherwise acquire new products that either add to or significantly improve our current product offerings;

•	obtain regulatory clearance for these new products;

•	convince our existing and prospective customers that our product offerings are an attractive revenue-generating addition to their practice;

•	sell our product offerings to a broad customer base;

•	identify new markets and alternative applications for our technology;

•	protect our existing and future products with defensible intellectual property; and

•	satisfy and maintain all regulatory requirements for commercialization.

To be successful in the aesthetic medical device industry, we believe we need to continue to innovate. Our business strategy is based, in part, on our expectation that we will continue to enhance our systems and, in the long-term, develop new product offerings, both of which can be costly and time consuming. Our failure to enhance our products or innovate successfully could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our shares to decline.

We compete against companies that offer alternative solutions to our products, have greater resources, or have a larger installed base of customers and broader product offerings than ours. In addition, increased consolidation in our industry may lead to increased competition.

The aesthetic medical device industry is highly competitive and dynamic and characterized by rapid and substantial technology development and product innovations. Our products compete against both laser and other light-based medical devices and conventional non-energy-based treatments, such as Botox, filler injections, chemical peels and microdermabrasion, as well as energy-based aesthetic medical devices, including light-based, RF, ultrasound, and other energy-based aesthetic modalities for skin resurfacing and rejuvenation, skin tightening, body contouring and acne treatments, which are offered by our competitors. Our products also compete against liposuction, cosmetic surgical procedures and minimally-invasive surgical solutions such as implanted sutures, among others. Other companies could introduce new products that are in direct competition with ours. Competition with these companies and new market entrants could result in reduced selling prices, reduced profit margins and loss of market share, any of which could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our shares to decline.

Some of our competitors have more established products and customer relationships than we do, which could inhibit our market penetration efforts. For example, we have encountered, and expect to continue to encounter, situations where, due to pre-existing relationships, potential customers decided to purchase additional products from our competitors. Potential customers also may need to recoup the cost of expensive products that they have already purchased from our competitors and thus may decide not to purchase our products, or to delay such purchase. If we are unable to achieve continued market penetration, we will be unable to compete effectively and our business will be harmed.

Tax- and Accounting-related Risks

Our effective tax rate may increase.

We have operations in various countries that have differing tax laws and rates. Our tax reporting is supported by current domestic tax laws in the countries in which we operate and the application of tax treaties between the various countries in which we operate. Our income tax reporting is subject to audit by domestic and foreign authorities. Our effective tax rate may change from year to year based on changes in the mix of activities and income earned among the different jurisdictions in which we operate; changes in tax laws in these jurisdictions; changes in the tax treaties between various countries in which we operate; changes in our eligibility for benefits under those tax treaties; and changes in the estimated values of deferred tax assets and liabilities. Tax laws, regulations and administrative practices in various jurisdictions may be subject to significant change, with or without notice, due to economic, political and other conditions, and significant judgment is required in evaluating and estimating our provision and accruals for these taxes. Such changes could result in a substantial increase in the effective tax rate on all or a portion of our income.

A significant portion of our business is conducted through U.S. subsidiaries. On December 22, 2017, the Tax Cuts and Jobs Act (the “TCJA”) significantly revised U.S. federal corporate income tax law by, among other things, reducing the U.S. federal corporate income tax rate to 21%, limiting the tax deduction for interest expense to 30% of adjusted earnings, allowing immediate expensing for certain new investments, implementing a modified territorial tax system that includes a one-time transition tax on deemed repatriated earnings of non-U.S. subsidiaries of U.S. persons, imposing an additional U.S. tax on such non-U.S. subsidiaries’ earnings which are considered to be Global Intangible Low Taxed Income and imposing an alternative “base erosion and anti-abuse tax” (“BEAT”) on U.S. corporations that make deductible payments to foreign related persons in excess of specified amounts and, effective for net operating losses arising in taxable years beginning after December 31, 2017, eliminating net operating loss carrybacks, permitting indefinite net operating loss carryforwards and limiting the use of net operating loss carryforwards to 80% of current year taxable income.

There are a number of uncertainties and ambiguities as to the interpretation and application of many of the provisions in the TCJA, including the provisions relating to the modified territorial tax system, the one-time transition tax and the BEAT. While the U.S. Treasury Department and the Internal Revenue Service have issued proposed and final regulations and other guidance on many provisions in the TCJA that address some of these uncertainties and ambiguities, there are still no final regulations or other definitive guidance addressing other uncertainties and ambiguities in the TCJA. In the absence of guidance on these issues, we will use what we believe are reasonable interpretations and assumptions in interpreting and applying the TCJA for purposes of determining our U.S. subsidiaries’ cash tax liabilities and results of operations, which may change as we receive additional clarification and implementation guidance and as the interpretation of the TCJA evolves over time. It is possible that the Internal Revenue Service could issue subsequent guidance or take positions on audit that differ from the interpretations and assumptions that we previously made, which could have a material adverse effect on our cash tax liabilities, results of operations and financial condition.

In April 2021, U.S. President Joseph Biden proposed changes to the U.S. tax system and, in September 2021, the House Ways & Means Committee approved a draft reconciliation bill, which included changes to the U.S. tax system which differed in a number of respects from the President’s proposal. The proposals under discussion have included changes to the U.S. corporate tax system that would increase U.S. corporate tax rates, although the most recent proposals do not include any such rate increase, and changes that would raise the tax rate on and make other changes to the taxation of Global Intangible Low Tax Income earned by foreign subsidiaries. Also under consideration are modifications to the Base Erosion and Anti-Abuse Tax (“BEAT”), which would tax certain payments, including some that are related to inventory, made to affiliates that are subject to an effective tax rate of less than 10%. The draft reconciliation bill includes additional limitations on the participation exemption for foreign dividends received and interest expense. In addition, the draft reconciliation bill reduces the carryforward period for unused interest expense to five years and introduces an excise tax on certain pharmaceutical products that are non-compliant with the proposed drug pricing legislation. We are unable to predict which, if any, U.S. tax reform proposals will be enacted into law, and what effects any enacted legislation might have on our liability for U.S. corporate tax. However, it is possible that the enactment of changes in the U.S. corporate tax system could have a material adverse effect on our liability for U.S. corporate tax and our consolidated effective tax rate.

On October 8, 2021, the Organisation for Economic Co-operation and Development (“OECD”)/G20 inclusive framework on Base Erosion and Profit Shifting (the “Inclusive Framework”) published a statement updating and finalizing the key components of a two-pillar plan on global tax reform originally agreed on July 1, 2021, and a timetable for implementation by 2023. The Inclusive Framework plan has now been agreed to by 136 OECD members, including several countries which did not agree to the initial plan. Under pillar one, taxing rights over multinational businesses with global turnover above €20 billion and a profit margin above 10% will generally be re-allocated to market jurisdictions. Under pillar two, the Inclusive Framework has agreed on a global minimum corporate tax rate of 15% for companies with revenue above €750 million, calculated on a country-by-country basis. On October 30, 2021, the G20 formally endorsed the new global minimum corporate tax rate rules. The Inclusive Framework agreement must now be implemented by the OECD Members who have agreed to the plan, effective in 2023. We will continue to monitor the implementation of the Inclusive Framework agreement by the countries in which we operate. While we are unable to predict when and how the Inclusive Framework agreement will be enacted into law in these countries, it is possible that the implementation of the Inclusive Framework agreement, including the global minimum corporate tax rate, could have a material effect on our liability for corporate taxes and our consolidated effective tax rate.

Our provision for income taxes is based on certain estimates and assumptions made by management. Our consolidated income tax rate is affected by the amount of pre-tax income earned in our various operating jurisdictions, the availability of benefits under tax treaties and the rates of taxes payable in respect of that income. We enter into many transactions and arrangements in the ordinary course of business in respect of which the tax treatment is not entirely certain. We therefore make estimates and judgments based on our knowledge and understanding of applicable tax laws and tax treaties and the application of those tax laws and tax treaties to our business, in determining our consolidated tax provision. For example, certain countries could seek to tax a greater share of income than we will allocate to our business in such countries. The final outcome of any audits by taxation authorities may differ from the estimates and assumptions that we may use in determining our consolidated tax provisions and accruals. This could result in a material adverse effect on our consolidated income tax provision, financial condition and the net income for the period in which such determinations are made.

Our deferred tax liabilities, deferred tax assets and any related valuation allowances are affected by events and transactions arising in the ordinary course of business, acquisitions of assets and businesses and non-recurring items. The assessment of the appropriate amount of a valuation allowance against the deferred tax assets is dependent upon several factors, including estimates of the realization of deferred income tax assets, which realization will be primarily based on future taxable income, including the reversal of existing taxable temporary differences. Significant judgment is applied to determine the appropriate amount of valuation allowance to record. Changes in the amount of any valuation allowance required could materially increase or decrease our provision for income taxes in a given period.

We have significant goodwill and other intangible assets and potential impairment of our goodwill and other intangibles may have a significant adverse impact on our profitability.

Goodwill and intangible assets represent a significant portion of our total assets. Finite-lived intangible assets are subject to an impairment analysis whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable. Goodwill and indefinite-lived intangible assets are tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset may be impaired. If impairment exists, we would be required to take an impairment charge with respect to the impaired asset.

We conducted our annual goodwill impairment test in the fourth quarter of 2020. No impairment to the goodwill of any reporting unit was identified. If market conditions deteriorate, or if we are unable to execute our strategies, it may be necessary to record impairment charges in the future.

Events giving rise to impairment are difficult to predict, including the uncertainties associated with the launch of new products, and are an inherent risk in the medical device industry. As a result of the significance of goodwill and intangible assets, our financial condition and results of operations in a future period could be negatively impacted should such an impairment of goodwill or intangible assets occur, which could cause the market value of our shares to decline. We may be required to take additional impairment charges in the future and such impairment charges may be material.

Legal and Reputational Risks

We are subject to legal and governmental proceedings that are uncertain, costly and time-consuming and could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our shares to decline.

We may become involved from time to time in legal and governmental proceedings, which may be material in the future. These proceedings are typically complex and extended, and may occupy the resources of our management and employees. These proceedings are also typically costly to prosecute and defend and may involve substantial awards or damages payable by us if not found in our favor. We may also be required to pay substantial amounts or grant certain rights on unfavorable terms in order to settle such proceedings. Defending against or settling such claims and any unfavorable legal decisions, settlements or orders could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our shares to decline.

We depend on third parties to meet their contractual, legal, regulatory and other obligations.

We rely on distributors, suppliers, vendors, service providers, business partners and other third parties to distribute, market and sell certain of our products, as well as perform other services relating to our business. We rely on these third parties to meet their contractual, legal, regulatory and other obligations. A failure to maintain these relationships or poor performance by these third parties could negatively impact our business. In addition, we cannot guarantee that the contractual terms and protections and compliance controls, policies and procedures we have put in place will be sufficient to ensure that such third parties will meet their legal, contractual and regulatory obligations or that these terms, controls, policies, procedures and other protections will protect us from acts committed by our agents, contractors, distributors, suppliers, service providers or business partners that violate contractual obligations or the laws or regulations of the jurisdictions in which we operate, including matters respecting anti-corruption, fraud, pricing, sales and marketing practices, privacy laws and other legal obligations. Furthermore, our relationships with our third-party distributors are generally not supported by written contracts, which may make it difficult for us to enforce compliance by such third-party distributors with such legal, regulatory and other obligations. Any failure of such third parties to meet these legal, contractual and regulatory obligations or any improper actions by such third parties or even allegations of such non-compliance or actions could damage our reputation, adversely impact our ability to conduct business in certain markets and subject us to civil or criminal legal proceedings and regulatory investigations, monetary and non-monetary damages and penalties and could cause us to incur significant legal and investigatory fees and, as a result, could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our shares to decline.

Product liability suits could be brought against us due to a defective design, material or workmanship or misuse of our products and could result in expensive and time-consuming litigation and payment of substantial damages.

If our products are defectively designed, manufactured or labeled, contain defective components or are misused, we may become subject to substantial and costly litigation by our customers or their patients. Misusing our products or failing to adhere to operating guidelines could cause significant eye and skin damage, and underlying tissue damage. In addition, if our operating guidelines are found to be inadequate, we may be subject to liability. We have been involved, and may in the future be involved, in litigation related to the use of our products. Product liability claims could divert management’s attention from our core business, be expensive to defend and result in sizable damage awards against us. We currently self-insure product liability risks. Should we choose to obtain commercial insurance in the future, we may not be able to obtain insurance in amounts or scope sufficient to provide us with adequate coverage against all potential liabilities. Any product liability claims brought against us, with or without merit, could increase our self-insurance expense or prevent us from, or increase the cost of, securing future coverage, could harm our reputation in the industry and could reduce product sales, and, as a result, could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our shares to decline.

Our marketing, promotional and business practices, as well as the manner in which sales forces interact with purchasers and patients, are subject to extensive regulation and any material failure to comply could result in significant sanctions against us.

The marketing, promotional and business practices of medical device companies, as well as the manner in which companies’ in-house or third-party sales forces interact with purchasers and patients, are subject to extensive regulation, enforcement of which may result in the imposition of civil and/or criminal penalties, injunctions and/or limitations on marketing practice for some of our products. Many companies, including our parent, BHC, have been the subject of claims related to these practices asserted by government authorities. Such future claims could result in fines and other consequences, such as entering into corporate integrity agreements with the U.S. government. In addition, investigations related to alleged misconduct could divert management’s attention from our business operations and damage our reputation.

If our products are subject to product recalls, it could harm our reputation and have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our shares to decline.

Incidents of associated with malfunctions of our products, undesirable side effects or misuse relating to our products could result in additional regulatory controls or restrictions, or even lead to the regulatory authority requiring us to recall or withdraw the product from the market. Our products can experience performance problems in the field that require review and possible corrective action. The occurrence of component failures, manufacturing errors, software errors, design defects or labeling inadequacies affecting any of our products could lead to a government-mandated or voluntary recall, in particular when such deficiencies may endanger health. The FDA requires that certain classifications of recalls be reported to the FDA within 10 business days after the recall is initiated. Companies are required to maintain certain records of recalls, even if they are not reportable to the FDA or other regulatory authorities. Further, if faced with incidents of undesirable side effects or misuse relating to our products, we may elect to voluntarily implement a recall or market withdrawal of our product. A recall or market withdrawal, whether voluntary or required by a regulatory authority, may involve significant costs to us, potential disruptions in the supply of our products to our customers and reputational harm to our products and business, all of which could harm our ability to market our products and could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our shares to decline.

Risks Relating to the Separation and Our Relationship with BHC

We may not realize the anticipated benefits from the Separation, and the Separation could harm our business.

Since 2014, we have operated as a business within BHC. We may not be able to achieve the full strategic and financial benefits expected to result from the Separation, or such benefits may be delayed or not occur at all. The Separation is expected to enhance strategic and management focus, provide a distinct investment identity and allow us to efficiently allocate resources and deploy capital. We may not achieve these and other anticipated benefits for a variety of reasons, including, among others:

•	the Separation will require significant amounts of management’s time and effort, which may divert management’s attention from operating and growing our business;

•	following the Separation, we may be more susceptible to economic downturns and other adverse events than if we were still a part of BHC;

•	following the Separation, our business will be less diversified than BHC’s business prior to the Separation;

•

our business will also experience a loss of scale and purchasing power and access to certain financial, managerial and professional resources from which we have benefited at lower cost in the past; and

•	the other actions required to separate the respective businesses could disrupt our operations.

If we fail to achieve some or all of the benefits expected to result from the Separation, or if such benefits are delayed, our business could be harmed.

The transfer of certain employees from BHC to us contemplated by the Separation will not be complete upon the closing of this offering.

In connection with the Separation, BHC will transfer to us, through asset transfers, dividends, contributions and similar transactions, the entities, assets, liabilities and obligations that we will hold following the separation of our business from BHC’s other businesses. As set forth more fully in “The Separation” and “Certain Relationships and Related Party Transactions,” we expect to enter into the Master Separation Agreement and a number of other agreements with BHC prior to the completion of this offering.

Certain of these transactions will not be complete upon the closing of this offering. In particular, we expect that we will generate a substantial portion of our revenue by distributing our products through legal entities which are owned by BHC and B+L and not by us, and as a result we will rely on BHC and B+L to collect and remit revenue (net of expenses) to us. We are entering into the Distribution Agreements with such entities to govern the terms under which our products will be distributed. If the Distribution Agreements were in place as of January 1, 2021, approximately 67% of our revenues for the first eight months of 2021 would have been attributable to the Distribution Agreements. See “Certain Relationships and Related Party Transactions—Agreements between BHC and Our Company—Distribution Agreements.” To the extent our counterparties under the Distribution Agreements failed to comply with such agreements or BHC or B+L were unwilling or unable to remit such revenue or lend, contribute or otherwise make funds available to us, our business, financial condition, cash flows and results of operations would be materially adversely impacted. Moreover, at the completion of this offering, we expect that a substantial portion of the employees that support our business will be employed by legal entities that are owned by BHC and not by us. While we will enter into the Employee Matters Agreement with BHC that will provide for the transfer such employees to us following the completion of this offering (as well as the allocation of employee-related liabilities and certain other terms, including how such employees efforts must be directed), future developments such as changes in employment laws or work visas in the countries in which we operate are difficult to predict, and could prevent or delay the transfer of certain employees to legal entities owned by us, which could deprive us of key personnel and adversely impact our business and results of operations. See “Certain Relationships and Related Party Transactions—Agreements between BHC and Our Company—Employee Matters Agreement.” Each of the risks described above and other risks that we may not currently be aware of may be exacerbated to the extent that we continue to have Distribution Agreements with, and/or employees who remain at, B+L or its subsidiaries at the time that BHC completes its previously announced spinoff of B+L. At such time, B+L will be a standalone public company and, unlike BHC following this offering, will not be our controlling shareholder and will not have the same financial and other incentives that BHC has with respect to us.

We have no recent history of operating as an independent company, and our historical and unaudited pro forma financial information is not necessarily representative of the results that we would have achieved as an independent, publicly traded company and may not be a reliable indicator of our future results.

Our historical and unaudited pro forma financial information included in this prospectus is not necessarily indicative of our future results of operations, financial condition or cash flows, nor does it reflect what our results of operations, financial condition or cash flows would have been as an independent public company during the periods presented. In particular, the historical financial information included in this prospectus is not necessarily indicative of our future results of operations, financial condition or cash flows primarily because of the following factors:

•

Prior to the Separation, our business has been operated by BHC as part of its broader corporate organization, rather than as an independent company; BHC or one of its affiliates provide support for various corporate functions for us, such as information technology, compensation and benefits, human resources, engineering, finance and internal audit.

•

Our historical financial results reflect the direct, indirect and allocated costs for such services historically provided by BHC. Following the Separation, BHC will continue to provide some of these services to us on a transitional basis, pursuant to the Transition Services Agreement that we will enter into with BHC. See “Certain Relationships and Related Party Transactions—Agreements between BHC and Our Company.” Our historical financial information does not reflect our obligations under the various transitional and other agreements we will enter into with BHC in connection with the Separation. At the end of this transition period, we will need to perform these functions ourselves or hire third parties to perform these functions on our behalf, and these costs may differ significantly from the comparable expenses we have incurred in the past.

•

Our working capital requirements and capital expenditures historically have been satisfied as part of BHC’s corporate-wide cash management and centralized funding programs, and our cost of debt and other capital may significantly differ from the historical amounts reflected in our historical financial statements.

•

Currently, our business is integrated with that of BHC and we benefit from BHC’s size and scale in costs, employees and vendor and customer relationships. Thus, costs we will incur as an independent company may significantly exceed comparable costs we would have incurred as part of BHC.

We based the pro forma adjustments included in this prospectus on available information and assumptions that we believe are reasonable; actual results, however, may vary. In addition, our unaudited pro forma financial information included in this prospectus may not give effect to various ongoing additional costs we may incur in connection with being an independent public company. Accordingly, our unaudited pro forma financial statements do not reflect what our results of operations, financial condition or cash flows would have been as an independent public company and are not necessarily indicative of our future financial condition or future results of operations. Please refer to “Unaudited Pro Forma Condensed Combined Financial Statements,” “Management Discussion and Analysis of Financial Condition and Results of Operations” and our audited historical financial statements and the notes to those statements included elsewhere in this prospectus.

The development of our operations and infrastructure in connection with the Separation, and any future expansion of such operations and infrastructure, may not be entirely successful, and may strain our operations and increase our operating expenses.

In connection with the Separation, we will implement a new information technology infrastructure for our business, which includes the creation of management information systems and operational and financial controls unique to our business. We may not be able to put in place adequate controls in an efficient and timely manner in connection with the Separation and our current systems may not be adequate to support our future operations. The difficulties associated with installing and implementing new systems, procedures and controls may place a significant burden on our management and operational and financial resources. If we fail to continue to improve our management information systems, procedures and financial controls, or encounter unexpected difficulties during expansion and reorganization, our business could be harmed. For example, we are investing significant capital and human resources in the design, development and enhancement of our financial and enterprise resource planning systems. We will depend on these systems in order to timely and accurately process and report key components of our results of operations, financial condition and cash flows. If the systems fail to operate appropriately or we experience any disruptions or delays in enhancing their functionality to meet current business requirements, our ability to accurately report our financial results and otherwise run our business could be adversely affected. Even if we do not encounter these adverse effects, the development and enhancement of systems may be much more costly than we anticipated. If we are unable to continue to develop and enhance our information technology systems as planned, our business, results of operations and financial condition could be materially adversely affected.

BHC will control the direction of our business, potentially indefinitely, and the concentrated ownership of our shares will prevent you and other shareholders from influencing significant decisions.

Immediately following the completion of this offering, BHC will own approximately     % of our outstanding shares (or approximately     % if the underwriters exercise their option to purchase additional shares in full). As long as BHC beneficially controls a majority of the voting power of our outstanding shares with respect to a particular matter, it will generally be able to determine the outcome of all corporate actions requiring shareholder approval, including the election and removal of directors, and will be able to block a takeover bid made for our shares. Even if BHC were to control less than a majority of the voting power of our outstanding shares, it may be able to influence the outcome of such corporate actions so long as it owns a significant portion of our shares. If BHC does not dispose of its ownership of our equity interests, it could remain our controlling shareholder for an extended period of time or indefinitely. In such a case, the concentration of BHC’s holdings may delay or prevent any acquisition or delay or discourage takeover attempts that shareholders may consider to be favorable, or make it more difficult or impossible for a third-party to acquire control of our company or effect a change in the Board and management, any of which may cause the market price of our shares to decline. Any delay or prevention of a change of control transaction could deter potential acquirors or prevent the completion of a transaction in which our shareholders could receive a premium over the then current market price for their shares.

BHC’s interests may not be the same as, or may conflict with, the interests of our other shareholders. Investors in this offering will not be able to affect the outcome of any shareholder vote while BHC controls the majority of the voting power of our outstanding shares. As a result, BHC will be able to control, directly or indirectly and subject to applicable law, substantially all matters affecting us, including:

•	any determination with respect to our business direction and policies, including the appointment and removal of officers and directors;

•	any determinations with respect to mergers, business combinations or dispositions of assets;

•	our financing and dividend policy, and the payment of dividends on our shares, if any;

•	compensation and benefit programs and other human resources policy decisions;

•	changes to any other agreements that may adversely affect us; and

•	determinations with respect to our tax returns and other tax matters.

In addition, pursuant to the Master Separation Agreement to be entered into by us and BHC in connection with this offering, until BHC ceases to hold 50% of the total voting power of our outstanding share capital entitled to vote in the election of our directors, we will not be permitted, without BHC’s prior written consent, to take certain significant actions. As a result, our ability to take such actions may be delayed or prevented, including actions that our other shareholders, including you, may consider favorable. We will not be able to terminate or amend the Master Separation Agreement, except in accordance with its terms. See “Certain Relationships and Related Party Transactions—Agreements between BHC and Our Company.”

The Master Separation Agreement also provides, among other things, that so long as BHC owns more than 50% of our voting shares, it will have certain corporate governance rights. In addition, BHC will be entitled to certain customary information and access rights. See “Certain Relationships and Related Party Transactions—Agreements between BHC and Our Company.”

We may not be able to resolve any potential conflicts, and even if we do, the resolution may be less favorable to us than if we were dealing with an unaffiliated third party. While we are controlled by BHC, we may not have the leverage to negotiate amendments to our various agreements with BHC (if any are required) on terms as favorable to us as those we would negotiate with an unaffiliated third party. Because BHC’s interests may differ from ours or from those of our other shareholders, actions that BHC takes with respect to us, as our controlling shareholder and pursuant to its rights under the Master Separation Agreement, may not be favorable to us or our other shareholders.

If BHC sells a controlling interest in our company to a third party in a private transaction, you may not realize any change-of-control premium on your shares and we may become subject to the control of a presently unknown third party.

Following the completion of this offering, BHC will continue to own a significant majority of the voting equity in our company. As long as BHC controls us, it will have significant influence over our plans and strategies, including strategies relating to marketing and growth. Subject to applicable law, BHC will have the ability, should it choose to do so, to sell some or all of our shares that it owns in a privately negotiated transaction, which, if sufficient in size, could result in a change of control of our company. Such sale would not require that a concurrent offer be made to acquire all of our shares.

The ability of BHC to privately sell the shares it owns, with no requirement for a concurrent offer to be made to acquire all of our shares that will be publicly traded hereafter, could prevent you from realizing any change-of-control premium on your shares that may otherwise accrue to BHC on its private sale of our shares. Additionally, if BHC privately sells its significant equity interests in our company, we may become subject to the control of a presently unknown third party. Such third party may have interests that conflict with those of other shareholders, and may attempt to cause us to revise or change our plans and strategies, as well as the agreements between BHC and us, described in this prospectus.

The services that BHC provides to us may not be sufficient to meet our needs, which may result in increased costs and otherwise adversely affect our business.

Pursuant to the Transition Services Agreement, we expect BHC to continue to provide us with corporate and shared services for a transitional period, including information technology services, technical and engineering support, application support for operations, legal, payroll, finance, tax, legal, real estate and accounting, general administrative services and other support services in exchange for the fees specified in the Transition Services Agreement between us and BHC. If we no longer receive these services from BHC due to the termination of the Transition Services Agreement or otherwise, we may not be able to perform these services ourselves and/or find appropriate third party arrangements at a reasonable cost (and any such costs may be higher than those charged by BHC). See “Certain Relationships and Related Party Transactions—Agreements between BHC and Our Company—Transition Services Agreement” for a more detailed discussion of the Transition Services Agreement. In addition, we have received informal support from BHC, which may not be addressed in the agreements we intend to enter into with BHC, and the level of this informal support may diminish as we become a more independent company. Any failure or significant downtime in our own administrative systems or in BHC’s administrative systems during the transitional period could result in unexpected costs, impact our results and/or prevent us from paying our suppliers or employees and performing other administrative services on a timely basis.

We will remain a restricted subsidiary under certain of BHC’s credit facilities and indentures upon completion of this offering and will be subject to various covenants under these facilities and indentures, which may adversely affect our operations.

We will remain a restricted subsidiary under BHC’s credit facilities and indentures, under which BHC had an aggregate amount of $22.6 billion in outstanding indebtedness as of September 30, 2021. Although neither we nor our subsidiaries will be guarantors of such debt, our status as a restricted subsidiary means that our ability to take certain actions upon completion of this offering will be restricted by the terms of these credit facilities and indentures. We will remain a restricted subsidiary until we are no longer a consolidated subsidiary of BHC or BHC designates us as “unrestricted”. These covenants restrict, among other things, our ability to:

•	incur or guarantee indebtedness;

•	make certain investments and acquisitions;

•	incur liens on assets or permit them to exist;

•	enter into certain types of transactions with affiliates;

•	merge or consolidate with another company; and

•	transfer, sell, or otherwise dispose of assets.

Each of these restrictions is subject to various exceptions, the availability of which will be affected by the extent to which BHC utilizes those exceptions as well as the financial condition and results of operations of BHC. The existence of these restrictions could adversely affect our ability to finance our future operations or capital needs, including our ability to draw on our revolving credit facility, or engage in, expand, or pursue our business activities, and it could also prevent us from engaging in certain transactions that might otherwise be considered beneficial to us. Additionally, in the future, BHC may determine that it is in its best interest to agree to more restrictive covenants, which may indirectly impede our business operations.

Certain contracts used in our business will need to be replaced, or assigned from BHC or its affiliates to us in connection with the Separation, and failure to obtain such replacement contracts could increase our expenses or otherwise adversely affect our results of operations.

The Separation requires us to replace shared contracts. It is possible that, in connection with the replacement process, some parties may seek more favorable contractual terms from us. Moreover, we expect that certain of such replacement contracts will not be in place at the completion of this offering. If we are unable to obtain such replacement contracts, BHC has agreed to use commercially reasonable efforts to ensure that we receive the economic benefits of the contract in question following the Separation. Nonetheless, we may be unable to obtain some of the benefits, assets and contractual commitments that are intended to be allocated to us as part of the Separation. If we are unable to obtain such replacement contracts, the loss of these contracts could increase our expenses or otherwise materially adversely affect our business, results of operations and financial condition.

After the Separation, our Chief Executive Officer, Mr. Hirsch, our Chief Operating Officer, Mr Hart, and Mr. Appio, Mr. Herendeen, Mr. Ross, Mr. Power and Dr. Wechsler, who are members of our board of directors, may be perceived to have conflicts of interest because they own equity in BHC, and Mr. Appio may be perceived to have a conflict of interest because he also serves as an officer of BHC.

Because of their current or former positions with BHC, following the Separation, our Chief Executive Officer, Mr. Hirsch, our Chief Operating Officer, Mr Hart, and Mr. Appio, Mr. Herendeen, Mr. Ross, Mr. Power and Dr. Wechsler, who are members of our board of directors, own shares of BHC or have options to acquire shares of BHC, and the individual holdings may be significant for some of these individuals compared to their total assets. Prior to the Separation, our Chief Executive Officer and certain other officers are officers or other employees of BHC. In addition, following the Separation, certain of our directors, such as Mr. Appio, will also serve as officers of BHC, and certain of our other directors will be directors of BHC. Although all transactions with related parties after this offering will be approved by a committee of non-BHC-affiliated directors, this ownership or service may create the appearance of conflicts of interest when the BHC-affiliated directors and officers are faced with decisions that could have different implications for BHC or us. For example, potential conflicts of interest could arise in connection with the resolution of any dispute that may arise between BHC and us regarding the terms of the agreements governing the Separation and the relationship thereafter between the companies. Potential conflicts of interest could also arise if we enter into commercial arrangements with BHC in the future. As a result of these actual or apparent conflicts, we may be precluded from pursuing certain growth initiatives.

We potentially could have received better terms from unaffiliated third parties than the terms we received in our agreements with BHC.

The agreements we entered into with BHC in connection with the Separation were negotiated while we were still part of BHC’s business. See “Certain Relationships and Related Party Transactions—Relationship with

BHC” and “—Agreements between BHC and Our Company.” Accordingly, during the period in which the terms of those agreements will have been negotiated, we did not have an independent board of directors or a management team independent of BHC. The terms of the agreements negotiated in the context of the Separation relate to, among other things, the allocation of assets, intellectual property, liabilities, rights and other obligations between BHC and us, and arm’s-length negotiations between BHC and an unaffiliated third party in another form of transaction, such as a buyer in a sale of a business, may have resulted in more favorable terms to the unaffiliated third party.

We have agreed to indemnify BHC for certain liabilities, and BHC has agreed to indemnify us for certain liabilities. However, there can be no assurance that BHC’s indemnity will be sufficient to insure us against the full amount of such liabilities, or that BHC’s ability to satisfy its indemnification obligation will not be impaired in the future.

Pursuant to the Master Separation Agreement, the Tax Matters Agreement and certain other agreements with BHC, BHC has agreed to indemnify us for certain liabilities. However, there can be no assurance that the indemnity from BHC will be sufficient to protect us against the full amount of such liabilities, or that BHC will be able to fully satisfy its indemnification obligations to us in the future. Even if we ultimately succeed in recovering from BHC any amounts for which we are held liable, we may be temporarily required to bear these losses. Each of these risks could negatively affect our business, financial condition, results of operations and cash flows.

Any indemnification claim against us could be substantial, may not be able to be satisfied and may have a material adverse effect on us. Each of these risks could also negatively affect our business, financial condition, results of operations and cash flows.

Risks Relating to this Offering and Ownership of our Shares

An active trading market for our shares may not develop, and you may not be able to sell your shares at or above the initial public offering price.

Prior to the completion of this offering, there has been no public market for our shares. An active trading market for our shares may never develop or be sustained following the completion of this offering. If an active trading market does not develop, you may have difficulty selling your shares at an attractive price, or at all. The price for our shares in this offering will be determined by negotiations among BHC, us and representatives of the underwriters, and it may not be indicative of prices that will prevail in the open market following the completion of this offering. Consequently, you may not be able to sell your shares at or above the initial public offering price or at any other price or at the time that you would like to sell. An inactive market may also impair our ability to raise capital by selling our shares, and it may impair our ability to attract and motivate our employees through equity incentive awards and our ability to acquire other companies, products or technologies by using our shares as consideration. Although we intend to apply to have our shares approved for listing on the NASDAQ, an active trading market for our shares may never develop or be sustained following the completion of this offering.

The price of our shares may fluctuate substantially.

You should consider an investment in our shares to be risky, and you should invest in our shares only if you can withstand a significant loss and wide fluctuations in the market value of your investment. Some factors that may cause the market price of our shares to fluctuate, in addition to the other risks mentioned in this section of the prospectus, are:

•	our announcements or our competitors’ announcements regarding new products or services, enhancements, significant contracts, acquisitions or strategic investments;

•	changes in earnings estimates or recommendations by securities analysts, if any, who cover our shares;

•	failures to meet external expectations or management guidance;

•	fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

•

changes in our capital structure or dividend policy, including as a result of future issuances of securities, sales of large blocks of shares by our shareholders, including BHC, or our incurrence of debt;

•	reputational issues;

•	changes in general economic and market conditions in or any of the regions which we conduct our business;

•	changes in industry conditions or perceptions;

•	changes in applicable laws, rules or regulations and other dynamics; and

•	announcement or actions taken by BHC as our principal shareholder.

In addition, if the market for stocks in our industry or industries related to our industry, or the stock market in general, experiences a loss of investor confidence, the trading price of our shares could decline for reasons unrelated to our business, financial condition and results of operations. If any of the foregoing occurs, it could cause our stock price to fall and may expose us to lawsuits that, even if unsuccessful, could be costly to defend and a distraction to management.

The per share offering price in this offering will be higher than the net tangible book value per share.

The initial public offering price per share will be substantially higher than the net tangible book value per share of our common shares immediately after this offering. As a result, you will pay a price per share that exceeds the book value of our assets after subtracting our liabilities. See “Dilution.”

Our historical combined financial data is not necessarily representative of the results we would have achieved as a standalone company and may not be a reliable indicator of our future results.

Our historical combined financial data included in this prospectus does not reflect the financial condition, results of operations or cash flows we would have achieved as a standalone company during the periods presented or those we will achieve in the future. This is primarily the result of the following factors:

•	our historical combined financial data does not reflect the Separation;

•

our historical combined financial data reflects expense allocations for certain support functions that are provided on a centralized basis within BHC, such as expenses for business technology, facilities, legal, finance, human resources, business development, public affairs and procurement, as well as certain manufacturing and supply costs that are shared with other BHC business units that may be higher or lower than the comparable expenses we would have actually incurred, or will incur in the future, as a standalone company;

•	our capital structure will be different from that reflected in our historical combined financial statements;

•

significant increases may occur in our cost structure as a result of this offering, including costs related to public company reporting, investor relations and compliance with the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act; and

•

this offering may have a material effect on our customers and other business relationships, including supplier relationships, and may result in the loss of preferred pricing available by virtue of our reduced relationship with BHC.

Our financial condition and future results of operations, after giving effect to the Separation, will be materially different from amounts reflected in our historical combined financial statements included elsewhere in this prospectus. As a result of the Separation, it may be difficult for investors to compare our future results to historical results or to evaluate our relative performance or trends in our business.

As a standalone public company, we may expend additional time and resources to comply with rules and regulations that do not currently apply to us, and failure to comply with such rules may lead investors to lose confidence in our financial data.

As a standalone public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act and the regulations of the NASDAQ. Such requirements will increase our legal, accounting and financial compliance costs, will make some activities more difficult, time-consuming and costly and could be burdensome on our personnel, systems and resources. We will devote significant resources to address these public company-associated requirements, including compliance programs and investor relations, as well as our financial reporting obligations. Complying with these rules and regulations has and will substantially increase our legal and financial compliance costs and make some activities more time-consuming and costly.

In particular, as a public company, our management will be required to conduct an annual evaluation of our internal controls over financial reporting and include a report of management on our internal controls in our annual reports on Form 10-K. Under current rules, we will be subject to these requirements beginning with our annual report on Form 10-K for the year ended December 31, 2022. In addition, we will be required to have our independent registered public accounting firm attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 beginning with our annual report on Form 10-K for the year in which we lose our “emerging growth company” status. If we are unable to conclude that we have effective internal controls over financial reporting, or if our registered public accounting firm is unable to provide us with an attestation and an unqualified report as to the effectiveness of our internal controls over financial reporting, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our shares. Moreover, failure to accurately report our financial performance on a timely basis could also jeopardize our continued listing on the NASDAQ or any other exchange on which our shares may be listed. Delisting of our shares on any exchange would reduce the liquidity of the market for our shares, which would reduce the price of and increase the volatility of the market price of our shares.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, and reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements. We cannot predict if investors will find our common shares less attractive if we rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our share price may be more volatile.

We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year following the fifth anniversary of our initial public offering, (2) the last day of the fiscal year in which we have total revenue of at least $1.07 billion, (3) the last day of the fiscal year in which we are deemed to be a large accelerated filer, which means the market value of our common shares that is held by non-affiliates exceeds $700.0 million as of the prior June 30th, and (4) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior rolling three-year period.

As long as BHC owns a majority of our voting equity, we may rely on certain exemptions from the corporate governance requirements of the NASDAQ available to “controlled companies”.

Upon the completion of this offering, we will be a “controlled company” within the meaning of the corporate governance requirements of the NASDAQ because BHC will continue to own more than 50% of our outstanding voting common equity. Until such time as we are no longer a “controlled company,” we will be exempt from certain corporate governance requirements, including requirements that a majority of the Board of Directors consist of independent directors and having a compensation committee and a nominating and corporate governance committee that is composed entirely of independent directors. We expect to take advantage of the exemption from the requirement to have a fully independent nominating and corporate governance committee following the completion of this offering. See “Management—Controlled Company Exception.” Subject to phase-in rules, which we intend to rely on, NASDAQ rules and Rule 10A-3 of the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors. While BHC controls a majority of the voting power of our outstanding shares, we may also in the future not have a majority of independent directors or our Talent and Compensation Committee may not consist entirely of independent directors. Prior to such time, you will not have certain of the protections afforded to shareholders of companies that are required to comply with all of the corporate governance requirements of the NASDAQ.

Future sales by BHC or others of our shares, or the perception that such sales may occur, could depress our common share price.

Immediately following the completion of this offering, BHC will own approximately     % of our outstanding shares (or     % if the underwriters exercise their option to purchase additional shares in full). Subject to the restrictions described in the paragraph below, future sales of these shares in the public market will be subject to the volume and other restrictions of Rule 144 under the Securities Act, for so long as BHC is deemed to be our affiliate, unless the shares to be sold are registered with the Securities and Exchange Commission (“SEC”). We have granted certain registration rights to BHC. See “Shares Eligible for Future Sale.” While BHC has advised us that they intend to sell some or all of their equity position in our company over time, they have no obligation to do so and we are unable to predict with certainty whether or when BHC will sell a substantial number of our shares. A sale by BHC of a substantial number of shares after this offering, or a perception that such sales could occur, could materially depress the market price of our shares.

We, our officers and directors and BHC have agreed with the underwriters that, without the prior written consent of                 , we and they will not, subject to certain exceptions, during the period ending                  days after the date of this prospectus, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or enter into any swap or other agreement that transfers to another, in whole or in part, any of the economic consequences of ownership of our shares or any securities convertible into or exercisable or exchangeable for our shares or publicly disclose the intention to make any such offer, sale, pledge or disposition.                  and                  may, in their sole discretion and at any time without notice, release all or any portion of the shares subject to the lock-up. See “Underwriting.” Immediately following the completion of this offering, we intend to file a registration statement registering under the Securities Act the shares reserved for issuance under our equity compensation plan. If equity securities granted under our equity compensation plan are sold or it is perceived that they will be sold in the public market, the trading price of our shares could decline substantially. These sales also could impede our ability to raise future capital.

Our Articles to be in effect prior to the completion of this offering designate specific courts in Canada and the federal district courts of the United States as the exclusive forum for certain litigation that may be initiated by our shareholders, which could limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us.

Pursuant to our Articles to be in effect prior to the completion of this offering, unless we consent in writing to the selection of an alternative forum, the Supreme Court of British Columbia and the appellate courts therefrom shall, to the fullest extent permitted by law, be the sole and exclusive forum for: (i) any derivative action or proceeding brought on our behalf; (ii) any action or proceeding asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of ours to us; (iii) any action or proceeding asserting a claim arising out of any provision of the BCBCA or our Articles (as either may be amended from time to time); or (iv) any action or proceeding asserting a claim otherwise related to the relationships among the Company, its affiliates and their respective shareholders, directors and/or officers, other than claims related to the business carried on by the Company or such affiliates (such provision, the “Canadian Forum Provision”). The Canadian Forum Provision will not apply to any causes of action arising under the Securities Act, the Exchange Act or other federal securities laws for which there is exclusive federal or concurrent federal and state jurisdiction. Additionally, our Articles to be in effect prior to the completion of this offering further provide that unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act (such provision, the U.S. Federal Forum Provision”). In addition, our Articles to be in effect prior to the completion of this offering provide that any person or entity purchasing or otherwise acquiring any interest in our common shares is deemed to have notice of and consented to the Canadian Forum Provision and the U.S. Federal Forum Provision; provided, however, that shareholders cannot and will not be deemed to have waived our compliance with the U.S. federal securities laws and the rules and regulations thereunder.

The Canadian Forum Provision and the U.S. Federal Forum Provision in our Articles to be in effect prior to the completion of this offering may impose additional litigation costs on shareholders in pursuing any such claims. Additionally, the forum selection clauses in our Articles to be in effect prior to the completion of this offering may limit our shareholders’ ability to bring a claim in a judicial forum that they find favorable for disputes with us or our directors, officers or employees, which may discourage the filing of lawsuits against us and our directors, officers and employees, even though an action, if successful, might benefit our shareholders. In the event a court finds either exclusive forum provision contained in our Articles to be unenforceable or inapplicable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results and financial condition. The courts of the Province of British Columbia and the federal district courts of the United States may also reach different judgments or results than would other courts, including courts where a shareholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our shareholders.

We do not expect to pay dividends on our shares for the foreseeable future. Instead, we anticipate that all of our earnings in the foreseeable future will be used for the operation and growth of our business. Even if we decide in the future to pay a quarterly cash dividend to the holders of our shares, we may change our dividend policy at any time.

We do not expect to pay dividends on our shares for the foreseeable future. Instead, we anticipate that all of our earnings in the foreseeable future will be used for the operation and growth of our business. As a result, returns on your investment will primarily depend on the appreciation, if any, in the price of our shares. Even if we decide in the future to pay a quarterly cash dividend to the holders of our shares, our dividend policy may change at any time. The declaration and payment of dividends to holders of our shares will be at the discretion of our Board of Directors in accordance with applicable law after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs, cash flows, impact on our effective tax rate, indebtedness, legal requirements and other factors that our Board of Directors deems relevant. Payment of dividends may be subject to withholding taxes.

General Risk Factors

Our operating results and financial condition may fluctuate.

Our operating results and financial condition may fluctuate from quarter to quarter for a number of reasons. In addition, our stock price can be volatile. The following events or occurrences, among others, could cause fluctuations in our financial performance and/or stock price from period to period:

•	the impact of COVID-19;

•	development and launch of new competitive products;

•	the timing and receipt of regulatory clearances or approvals or lack of such clearances or approvals;

•	changes in the amount we spend to promote our products;

•	delays between our expenditures to acquire new products, technologies or businesses and the generation of revenues from those acquired products, technologies or businesses;

•	changes in treatment practices of physicians that currently use certain of our devices and supplies;

•	increases in the cost of raw materials used to manufacture our products;

•	actions by the FDA or other regulatory bodies relating to our manufacturers;

•	manufacturing and supply interruptions;

•	our responses to price competition;

•	new legislation that would, directly or indirectly, control or regulate the prices of certain medical devices or supplies;

•	a protracted and wide-ranging trade conflict between the United States and China;

•	expenditures as a result of legal actions (and settlements thereof), including the defense of our patents and other intellectual property;

•	market acceptance of our products;

•	the timing of wholesaler and distributor purchases and success of our wholesaler and distributor arrangements;

•	general economic and industry conditions, including potential fluctuations in interest rates;

•	changes in seasonality of demand for certain of our products;

•	foreign currency exchange rate fluctuations;

•	changes to, or the confidence in, our business strategy;

•	changes to, or the confidence in, our management; and

•	expectations for future growth.

As a result, quarter-to-quarter comparisons of results from operations, or any other similar period-to-period comparisons, may not be reliable indicators of our future performance. In any quarterly period, our results may be below the expectations of market analysts and investors, which could cause the market value of our shares to decline.

CAUTIONARY STATEMENTS CONCERNING FORWARD LOOKING STATEMENTS

To the extent any statements made in this prospectus contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act (collectively, “forward-looking statements”).

These forward-looking statements relate to, among other things: our business strategy, business plans and prospects and forecasts and changes thereto; product pipeline, prospective products and product approvals, product development and future performance and results of current and anticipated systems and other products; anticipated revenues for our systems and other products; expected R&D and marketing spend; our expected primary cash and working capital requirements for 2021 and beyond; our plans for continued improvement in operational efficiency and the anticipated impact of such plans; our liquidity; the impact of our distribution, fulfillment and other third-party arrangements; proposed pricing actions; exposure to foreign currency exchange rate changes and interest rate changes; the outcome of contingencies, such as litigation, subpoenas, investigations, reviews, audits and regulatory proceedings; the anticipated impact of the adoption of new accounting standards; general market conditions; our expectations regarding our financial performance, including the Separation, the expected timetable for the Separation and our future financial and operating performance, revenues, expenses, gross margins and income taxes; our impairment assessments, including the assumptions used therein and the results thereof; the anticipated impact of the evolving COVID-19 pandemic and related responses from governments and private sector participants on the Company, its supply chain, third-party suppliers, project development timelines, costs, revenues, margins, liquidity and financial condition and the anticipated timing, speed and magnitude of recovery from these COVID-19 pandemic related impacts.

Forward-looking statements can generally be identified by the use of words such as “believe,” “anticipate,” “expect,” “intend,” “estimate,” “plan,” “continue,” “will,” “may,” “could,” “would,” “should,” “target,” “potential,” “opportunity,” “designed,” “create,” “predict,” “project,” “forecast,” “seek,” “strive,” “ongoing” or “increase” and variations or other similar expressions. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances are forward-looking statements. These forward-looking statements may not be appropriate for other purposes. Although we have previously indicated certain of these statements set out herein, all of the statements in this prospectus that contain forward-looking statements are qualified by these cautionary statements. These statements are based upon the current expectations and beliefs of management. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making such forward-looking statements, including, but not limited to, factors and assumptions regarding the items previously outlined, those factors, risks and uncertainties outlined below and the assumption that none of these factors, risks and uncertainties will cause actual results or events to differ materially from those described in such forward-looking statements. Actual results may differ materially from those expressed or implied in such statements. Important factors, risks and uncertainties that could cause actual results to differ materially from these expectations include, among other things, the following:

•

the risks and uncertainties caused by or relating to the evolving COVID-19 pandemic, the availability and effectiveness of vaccines for COVID-19, including with respect to current or future variants, the rapidly evolving reaction of governments, private sector participants and the public to that pandemic, and the potential effects and economic impact of the pandemic and the reaction to it, the severity, duration and future impact of which are highly uncertain and cannot be predicted, and which may have a significant adverse impact on us, including but not limited to our supply chain, third-party suppliers, project development timelines, employee base, liquidity, share price, financial condition and costs (which may increase) and revenue and margins (both of which may decrease);

•

compliance by us or our third-party partners and service providers, or the failure by us or these third parties to comply, with laws and regulations impacting our marketing, promotional and business practices, worldwide anti-bribery laws, worldwide environmental laws and regulation and privacy and security regulations;

•	compliance with legal and regulatory requirements for our marketed products;

•	interruption of the manufacture of our products due to failure to comply with regulations or for other reasons, and other manufacturing and supply difficulties or delays;

•	risks associated with the design and manufacture of our systems and products;

•

uncertainties around the successful improvement and modification of our existing systems and products and development of new products, which may require significant expenditures and time and is subject to uncertainties in obtaining necessary government approvals;

•

our ability to obtain components, raw materials or finished products supplied by third parties (some of which may be single-sourced) and other manufacturing and related supply difficulties, interruptions and delays;

•

factors impacting our ability to achieve anticipated market acceptance for our products, including acceptance of the pricing, effectiveness of promotional efforts, reputation of our products and launch of competing products;

•	our ability to secure and maintain third-party licensing, marketing and distribution arrangements;

•	our ability to retain, motivate and recruit executives and other key employees;

•

changes in the assumptions used in connection with our impairment analyses or assessments, which would lead to a change in such impairment analyses and assessments and which could result in an impairment in the goodwill associated with any of our reporting unit or impairment charges related to certain of our products or other intangible assets;

•

uncertainties associated with the acquisition and launch of new assets, products and businesses, including, but not limited to, our ability to provide the time, resources, expertise and funds required for the commercial launch of new products, the acceptance and demand for new products, and the impact of competitive products and pricing, which could lead to material impairment charges;

•	potential legislative and regulatory reform of the health-care system, which may affect our ability to sell our products profitably;

•

our ability to compete against companies that are larger and have greater financial, technical and human resources than we do, as well as other competitive factors, such as technological advances achieved, patents obtained and new products introduced by our competitors;

•	catastrophic events;

•	our ability to maintain strong relationships with physicians and other healthcare professionals;

•	the consolidation of aesthetic physician and group practices and the impact of such industry consolidation on our business;

•	our indemnity agreements, which may result in an obligation to indemnify or reimburse the relevant counterparty, which amounts may be material;

•	after-market modifications to our systems, components and consumables by third parties and the development and sale of counterfeit components;

•	ineffective training of the users of our systems or such users’ failure to follow our operating guidelines could result in the misuse of our systems;

•

the risks associated with the global scope of our operations, including our presence in emerging markets and the challenges we face when entering and operating in new and different geographic markets (including the challenges created by new and different regulatory regimes in such countries and the need to comply with applicable anti-bribery and economic sanctions laws and regulations);

•	significant foreign currency risk due to the large portion of our business conducted in currency other than U.S. dollars;

•	the impact of the USMCA and any potential changes to other trade agreements;

•	risks associated with doing business in China, including as a result of the trade conflict between the United States and China;

•	our ability to obtain, maintain and license sufficient intellectual property rights over our products and enforce and defend against challenges to such intellectual property;

•	the potential increase in our effective tax rates;

•

the expense, timing and outcome of pending or future legal and governmental proceedings, arbitrations, investigations, subpoenas, tax and other regulatory audits, examinations, reviews and regulatory proceedings against us or relating to us and settlements thereof;

•

economic factors over which we have no control, including changes in inflation, interest rates, foreign currency rates, and the potential effect of such factors on revenues, expenses and resulting margins;

•	our ability to effectively distribute our products and the effectiveness and success of our distribution arrangements;

•	our ability to effectively promote our own products;

•

the risk that our products could cause, or be alleged to cause, personal injury and adverse effects, leading to potential lawsuits, product liability claims and damages and/or recalls or withdrawals of products from the market;

•	the mandatory or voluntary recall or withdrawal of our products from the market and the costs associated therewith;

•

the availability of, and our ability to obtain and maintain, adequate insurance coverage and/or our ability to cover or insure against the total amount of the claims and liabilities we face, whether through third-party insurance or self-insurance;

•	quarter-to-quarter fluctuation in our operating results and financial condition;

•

the difficulty in predicting the expense, timing and outcome within our legal and regulatory environment, including with respect to regulatory clearances or approvals by the FDA, EMA and similar agencies in other countries, legal and regulatory proceedings and settlements thereof, the protection afforded by our patents and other intellectual and proprietary property, successful generic challenges to our products and infringement or alleged infringement of the intellectual property of others;

•	declines in the pricing and sales volume of certain of our products that are distributed or marketed by third parties, over which we have no or limited control;

•

the impact of any changes in or reforms to the legislation, laws, rules, regulation and guidance that apply to us and our businesses and products or the enactment of any new or proposed legislation, laws, rules, regulations or guidance that will impact or apply to us or our businesses or products;

•	the impact of changes in federal laws and policy that may be undertaken under the Biden administration;

•	failure to achieve the expected benefits from and successfully execute the Separation;

•	risks associated with the fact that the transfer of certain employees from BHC to us contemplated by the Separation will not be complete upon the closing of this offering;

•	the impact on our business of remaining a restricted subsidiary under certain of BHC’s credit facilities and indentures upon completion of this offering, which may adversely affect our operations;

•	our status as a controlled company, and the possibility that BHC’s interest may conflict with our interests and the interests of our other shareholders; and

•	potential tax liabilities that may arise as a result of the Separation or related transactions.

Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found elsewhere in this prospectus, under “Risk Factors.” When relying on our forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. These forward-looking statements speak only as of the date made. We undertake no obligation to update or revise any of these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect actual outcomes, except as required by law. We caution that, as it is not possible to predict or identify all relevant factors that may impact forward-looking statements, the foregoing list of important factors that may affect future results is not exhaustive and should not be considered a complete statement of all potential risks and uncertainties.

USE OF PROCEEDS

We will not receive any proceeds from the sale of our shares in this offering. All of the proceeds from this offering will be received by our parent company, BHC. Prior to the effectiveness of this registration statement of which this prospectus is a part, we are a wholly owned subsidiary of BHC which owns the shares being sold in this offering.

DIVIDEND POLICY

We do not expect to pay dividends on our shares for the foreseeable future. Instead, we anticipate that all of our earnings in the foreseeable future, if any, will be used for the operation and growth of our business. See “Management Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Any future determination to pay dividends on our shares will be at the discretion of our Board of Directors and will depend upon many factors, including our financial position, results of operations, liquidity, legal requirements, restrictions that may be imposed by the terms in current and future financing instruments and other factors deemed relevant by our Board of Directors.

CAPITALIZATION

The following sets forth our cash and cash equivalents and capitalization as of September 30, 2021:

•	on an actual basis; and

•

on a pro forma basis to give effect to the reclassification of BHC’s net investment in Solta into additional paid-in capital and shares to reflect the number of shares of Solta expected to be outstanding at the effective date of the registration statement of which this prospectus is a part, and the completion of the other separation transactions, as described in the section of their prospectus titled “the Separation.”

We will not receive any proceeds from the sale of our shares in this offering. All of the proceeds from this offering will be received by our parent company, BHC. Prior to the effectiveness of this registration statement of which this prospectus is a part, we are a wholly owned subsidiary of BHC which owns the shares being sold in this offering. As the proceeds from this offering are to be received by our parent company, BHC, this offering has no impact on our capitalization. See “Use of Proceeds.”

You should read this table in conjunction with “Use of Proceeds,” “Summary Historical and Unaudited Pro Forma Combined Financial Data,” “Management Discussion and Analysis of Financial Condition and Results of Operations” and “Unaudited Pro Forma Condensed Combined Financial Statements” and our audited combined financial statements and related notes and other financial information included elsewhere in this prospectus.

	As of September 30, 2021
	Actual	Pro Forma Unaudited
	(in millions, except share amounts)
Cash	$7.7	$

Long-term debt(1)	$—	$
Shareholders’ Equity
BHC investment	$182.0
Shares, no shares authorized, issued and outstanding actual; shares authorized, issued and outstanding on a pro forma basis
Additional paid in capital	$—	$
Accumulated other comprehensive loss	$(3.7)	$

Total shareholders’ equity	$178.3	$

(1)	Concurrently with the closing of this offering, we also expect to have an undrawn $ million revolving credit facility.

DILUTION

Our pro forma net tangible book value as of September 30, 2021 was approximately $             million, or $             per share, assuming our shares were issued and outstanding at such date. Pro forma net tangible book value per share represents pro forma total assets less intangible assets after giving effect to the Separation divided by the number of our shares outstanding after giving effect to the Separation.

Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of our shares in this offering and the net tangible book value per share immediately following the completion of this offering. We will not receive any proceeds from the sale of our shares in this offering. All of the proceeds from this offering will be received by our parent company, BHC. Prior to the effectiveness of this registration statement of which this prospectus is a part, we are a wholly owned subsidiary of BHC which owns the shares being sold in this offering. As the proceeds from this offering are to be received by our parent company, BHC in exchange for the shares BHC is selling in this offering, this offering has no impact on our capitalization including the number of shares outstanding, and would have no impact on our pro forma net tangible book value.

After giving effect to this offering, our pro forma net tangible book value would be unchanged as of September 30, 2021 and would have been approximately $             , or $             per share. Purchasing common shares in this offering will result in pro forma net tangible book value dilution to new investors of $             per share. The following table illustrates this dilution per share:

Assumed initial public offering price per share	$

Pro forma net tangible book value per share
Pro forma net tangible book value per share after this offering

Dilution per share to new investors	$

Each $1.00 increase (decrease) in the assumed initial offering price of $                 per share would increase (decrease) dilution per share to new investors by approximately $1.00 per share. The information discussed above is illustrative only and will adjust based on the actual public offering price and other terms of this offering determined at pricing.

The following table summarizes, on the same basis as of September 30, 2021, the total number of common shares of purchased, the total consideration paid and the average price per common share paid by BHC and by new investors purchasing common shares in this offering.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
BHC			$		$
New investors

Totals		100.0%	$	100.0%	$

Each $1.00 increase (decrease) in the assumed initial offering price of $                per common share would increase (decrease) the total consideration paid by new investors by approximately $                , or the percent of total consideration paid by new investors by approximately        %, assuming that the number of shares offered as set forth on the cover page of this prospectus remains the same. BHC may also increase or decrease the number of shares in the offering. An increase (decrease) in the number of shares offered by 1.0 million would increase (decrease) the total consideration paid by new investors by approximately $            , or the percent of total

consideration paid by new investors by approximately     %, assuming the public offering price per share remains the same. The information discussed above is illustrative only and will adjust based on the actual public offering price and other terms of this offering determined at pricing.

The number of shares purchased is based on pro forma common shares outstanding at September 30, 2021. The discussion and table above exclude common shares issuable upon exercise of outstanding options. If the underwriters were to fully exercise their option to purchase additional common shares from BHC, the percentage of our common shares held by BHC would be    %, and the percentage of common shares held by new investors would be    %. To the extent any outstanding options are exercised, new investors will experience dilution. To the extent all outstanding options had been exercised at September 30, 2021, the pro forma net tangible book value per share after this offering would be $            and total dilution per share to new investors would be $            .

THE SEPARATION

The Separation

Our business was founded in 1995 and was acquired by BHC in 2014. Prior to the effectiveness of the registration statement of which this prospectus is a part, Solta is a wholly owned subsidiary of BHC which owns the shares being sold in this offering. We will not receive any proceeds from the sale of the shares in this offering. All of the proceeds from this offering will be received by Solta’s parent company, BHC.

On August 3, 2021, BHC announced its intention to separate its global aesthetic medical device business into an independent publicly traded entity from the remainder of BHC. As part of the plan to separate the Solta Business from the remainder of BHC’s businesses, we will enter into the Master Separation Agreement and a number of other agreements with BHC for the purpose of accomplishing the Separation and setting forth various matters governing our relationship with BHC after the completion of this offering. The agreements will also provide for the allocation of employee benefits, tax and other liabilities and obligations attributable or related to periods or events prior to and in connection with this offering. We will enter into these agreements with BHC while we are still a wholly owned subsidiary of BHC and certain terms of these agreements are not necessarily the same as could have been obtained from unaffiliated third parties.

The following are the principal steps of the Separation.

•

BHC will transfer to us the entities, assets, liabilities and obligations that we will hold following the separation of our business from BHC’s other businesses. Such internal reorganization may take the form of asset transfers, dividends, contributions and similar transactions, and involves the formation of several new subsidiaries to own and operate our business. Certain contracts will be assigned, in part to us or applicable subsidiaries or be appropriately amended. Among other things and subject to limited exceptions, such internal reorganization is expected to result in us owning, directly or indirectly, the operations comprising, and the entities that conduct, the Solta Business. In exchange, we will issue or transfer to BHC all of our issued and outstanding shares.

•

Prior to the effectiveness of the registration statement of which this prospectus is a part, we will enter into the Master Separation Agreement and a number of other agreements with BHC for the purpose of accomplishing the Separation and setting forth various matters governing our relationship with BHC after the completion of this offering. See “Certain Relationships and Related Party Transactions” for additional discussion.

•	We also expect to enter into a $ million revolving credit facility in connection with the closing of this offering and the Separation, which we expect to be undrawn at closing.

BHC has informed us that, following the completion of the Separation and this offering, it may sell all or a portion of its remaining equity interest in us over time through one or more public offerings or private placements, but it does not intend to effect such a disposition by means of a stock dividend to BHC shareholders. BHC has no obligation to pursue or consummate any further dispositions of its ownership interest in us and it may retain its ownership interest in us indefinitely or dispose of all or a portion of its ownership interest in us in a sale or other transaction. BHC has agreed not to offer, sell, distribute or otherwise transfer or dispose of, directly or indirectly, any of our shares for a period of                 days after the date of this prospectus. See “Underwriting.”

Agreements with BHC

Solta will enter into the Master Separation Agreement and other related agreements with BHC to effect the Separation and to provide a framework for our relationship with BHC after the Separation, and will enter into certain other agreements, including the Transition Services Agreement, the Tax Matters Agreement, the Employee Matters Agreement, the Distribution Agreements and the Registration Rights Agreement. These agreements will allocate among Solta and BHC the assets, employees, liabilities and obligations (including, among others, investments, property and employee benefits and tax-related assets and liabilities) of BHC and its subsidiaries attributable to periods prior to, at and after Solta’s separation from BHC, provide for certain services to be delivered on a transitional basis and govern the relationship between Solta and BHC following the Separation. For additional information regarding the Master Separation Agreement and other transaction agreements, see “Risk Factors—Risks Relating to the Separation and Our Relationship with BHC” and “Certain Relationships and Related Party Transactions—Agreements between BHC and Our Company.”

Master Separation Agreement

We intend to enter into the Master Separation Agreement with BHC prior to the completion of this offering that will, together with the other agreements summarized below, govern the relationship between BHC and us following the completion of this offering.

Separation of Assets and Liabilities. The Master Separation Agreement generally allocates assets and liabilities to us and BHC according to the business to which such assets or liabilities relate. In particular, the Master Separation Agreement will provide, among other things, that, subject to the terms and conditions contained therein:

•	all of the assets primarily related to the businesses and operations of the Solta Business, which we refer to as the “Solta Assets,” will be transferred to us or one of our subsidiaries;

•

certain liabilities (whether accrued, contingent or otherwise and regardless of whether arising or accruing before, on or after the completion of this offering) related to or arising out of the Solta Assets, and other liabilities related to the businesses and operations of the Solta Business, which we refer to as the “Solta Liabilities,” will be retained by or transferred to us or one of our subsidiaries;

•

all of the assets and liabilities (whether accrued, contingent or otherwise and regardless of whether arising or accruing before, on or after the completion of this offering) other than the Solta Assets and the Solta Liabilities (such assets and liabilities, other than the Solta Assets and the Solta Liabilities, are referred to as the “Parent Assets” and the “Parent Liabilities,” respectively) will be retained by or transferred to BHC or its subsidiaries; and

•	certain contracts will be transferred or assigned, in part, to us or our subsidiaries or will be amended.

Claims. In general, each party to the Master Separation Agreement, subject to certain customary exceptions which include any liabilities for taxes which are governed by the Tax Matters Agreement, will assume liability for all pending, threatened and unasserted legal matters exclusively related to its own business or its assumed or retained liabilities (as defined in the Master Separation Agreement). For certain legal matters that are not related exclusively to our business or BHC’s business, we intend to cooperate and consult with each other to maintain a joint defense with respect to such legal matters.

Intercompany Accounts. The Master Separation Agreement will provide that, subject to any provisions in the Master Separation Agreement or any other ancillary agreement described therein to the contrary, immediately prior to or as promptly as practicable after the Separation, all intercompany accounts between BHC and its subsidiaries, on the one hand, and Solta and its subsidiaries, on the other hand, will be repaid or settled, in the ordinary course of business or following the Separation, as applicable.

Internal Transactions. The Master Separation Agreement will provide for certain internal transactions related to the Separation, including a tax matters agreement, local distribution agreements and other ancillary agreements (as defined in the Master Separation Agreement). Certain of these transactions will occur prior to the completion of this offering, but we expect that the transfer of employees will not be complete at the time of this offering. See “Risk Factors—Risks Relating to the Separation and Our Relationship with BHC—The transfer of certain employees from BHC to us contemplated by the Separation will not be complete upon the closing of this offering.”

Delayed Transfers and Further Assurances. To the extent transfers of assets and assumptions of liabilities related to the Solta Business have not been completed because of a necessary governmental or third party approval or notification, the parties will use commercially reasonable efforts to obtain or make such approvals or notifications as soon as reasonably practicable. In the event that any such transfer has not been consummated prior to the closing of this offering, the party retaining any asset that otherwise would have been transferred shall hold such asset in trust for the use and benefit of the party entitled thereto and retain such liability for the account of the party by whom such liability is to be assumed, in each case to the extent reasonably possible and permitted by applicable law, and take such actions reasonably requested by the other party in order to place such party, in a substantially similar position as would have existed had such asset or liability been transferred prior to the closing of this offering.

Representations and Warranties. In general, neither we nor BHC will make any representations or warranties regarding any assets or liabilities transferred or assumed. Except as expressly set forth in the Master Separation Agreement, all assets will be transferred on an “as is,” “where is” basis, and the respective transferees will bear the economic and legal risks that conveyed assets are not sufficient to operate the applicable business or that the title to any of the conveyed assets shall be other than good and marketable title, free and clear of any lien.

Board Rights. So long as BHC owns more than 50% of our voting shares, it will be able to direct the election of all the members of our Board of Directors, and will have the right to nominate                  of our directors.

Information Sharing. The Master Separation Agreement also provides for other arrangements with respect to the mutual sharing of information between us and BHC in order to comply with reporting, filing, audit, insurance regulatory or tax requirements, for use in judicial proceedings, and in order to comply with our respective obligations after the completion of this offering. We and BHC have also agreed to provide mutual access to historical business records.

Certain Debt Matters. After the completion of the Separation and the offering, we will continue to be a “restricted subsidiary” under BHC’s debt agreements, which means that our ability to enter into certain transactions, pay dividends or make distributions or incur additional debt will be strictly limited. We will agree not take certain specified actions, including any action that would lead to a breach of BHC’s agreements with its lenders.

Insurance. Our directors and officers will obtain coverage under a directors’ and officers’ insurance program to be established by us at our expense. We expect that such insurance policies will become effective prior to the completion of this offering. BHC will have discretion whether we will benefit from any of BHC’s or its affiliates’ insurance policies following the effective date of these new insurance policies.

Mutual Releases. Except for specific liabilities associated with the Master Separation Agreement or the other ancillary agreements described therein or rights to indemnification under such arrangements, we and BHC will release and forever discharge the other party and its respective subsidiaries and affiliates from any and all liabilities, claims or conditions existing or alleged to have existed on or prior to the closing of this offering. The liabilities to be released will include liabilities arising under any contract or agreement, existing or arising from any acts or events occurring or failing to occur or any conditions existing before the completion of this offering. The releases will not extend to (i) obligations or liabilities under any agreements between BHC and the Company that remain in effect following the Separation, which agreements include, but are not limited to, the Master Separation Agreement, the Transition Services Agreement, the Tax Matters Agreement, the Employee Matters Agreement, the Distribution Agreements, the Registration Rights Agreement and the transfer documents in connection with the Separation, (ii) liabilities for the lease, construction or receipt of goods, property or services purchased, obtained or used in the ordinary course of business by a member of one party from a member of the other party prior to the Separation, (iii) liabilities for unpaid amounts for products or services or refunds owing on products or services due on a value received basis for work done by one party at the request of another,

(iv) liabilities provided in or resulting from any contract or understanding that is entered into between BHC and the Company after the Separation, (v) any liability provided in or resulting from any agreement between any Person, who after the Separation is an employee of a party, on the one hand, and the other party, on the other hand and (vi) any liability the release of which would result in the release of any Person other than the Persons expressly contemplated to be released under the Master Separation Agreement.

Indemnification. Generally, the Master Separation Agreement will provide that each party will indemnify, defend and hold harmless the other party and its subsidiaries (and each of their affiliates) and their respective officers, employees and agents from and against any and all losses relating to, arising out of or resulting from: (i) liabilities assumed by the indemnifying party, (ii) any guarantee, indemnifications or contribution obligation, surety bond or other credit support agreement, arrangement, commitment or understanding for the benefit of the indemnifying party by the indemnified party that survives following the Separation, (iii) any breach by the indemnifying party or its subsidiaries of the Master Separation Agreement and the other agreements described in this section (unless such agreement provides for separate indemnification) or (iv) any untrue statement of a material fact, or omission to state a material fact, with respect to information provided by the indemnifying party for use in, and contained in, any document disclosed to the SEC with respect to this offering or otherwise. The Master Separation Agreement will also specify procedures with respect to claims subject to indemnification and related matters. Certain customary exceptions to indemnification include that obligations of BHC to indemnify any director, officer or employee of the Company who was a director, officer or employee of BHC at or prior to the Separation (unless the underlying obligation giving rise to such indemnification obligation is a Solta Liability) will remain and each party generally will retain liability in cases where information is exchanged or provided pursuant to the Master Separation Agreement as a result of gross negligence, bad faith, or willful misconduct by the party providing such information.

Covenants. The Master Separation Agreement will also govern other matters related to the completion of this offering, the provision and retention of records, access to information, confidentiality, cooperation with respect to governmental filings and third party consents, coordination with respect to financial statements and accounting matters. In addition, the Master Separation Agreement will provide that, as long as BHC beneficially owns at least 50% of the total voting power of our outstanding share capital entitled to vote in the election of our Board of Directors, we will not (without BHC’s prior written consent) take certain actions related to indebtedness.

Separation Fees and Expenses. The Master Separation Agreement will provide that BHC will be responsible for all fees, costs and expenses (as described in the Master Separation Agreement), in each case incurred at or prior to the Separation, in connection with the preparation, execution, delivery and implementation of the Master Separation Agreement and ancillary agreements thereto.

Termination. The Master Separation Agreement may be terminated at any time by mutual consent or, subject to the terms and conditions set forth in the Master Separation Agreement, at any time prior to the closing of this offering. The Master Separation Agreement will provide that, in the event of a termination of the Master Separation Agreement on or after the completion of this offering, (i) only the provisions of the Master Separation Agreement that obligate the parties to release any pre-Separation claims and the right of BHC to terminate the Master Separation Agreement in its sole discretion will terminate and (ii) the other provisions of the Master Separation Agreement and the ancillary agreements that BHC and we enter into will remain in full force and effect.

Transition Services Agreement

We intend to enter into the Transition Services Agreement with BHC in connection with the Separation pursuant to which BHC will provide us with certain services for a limited time to help ensure an orderly transition following the Separation. The cost of these services will be negotiated on an arms-length basis between us and BHC.

Under the Transition Services Agreement, Solta will receive certain services, including information technology services, technical and engineering support, application support for operations, legal, payroll, finance, tax, legal, real estate and accounting, general administrative services and other support services. As costs for these services historically were included in our operating results through expense allocations from BHC, we do not expect the costs associated with the Transition Services Agreement to be materially different and, therefore, we do not expect such costs to materially affect our results of operations or cash flows after becoming a stand-alone company.

Subsequent to the Separation, we will incur expenditures consisting primarily of employee-related costs, costs to establish certain stand-alone functions and information technology systems and other transaction-related costs. Additionally, we will incur increased costs as a result of becoming an independent, publicly traded company, primarily from establishing or expanding the corporate support for our businesses, including information technology, human resources, treasury, tax, internal audit, risk management, share-based compensation programs, accounting and financial reporting, investor relations, governance, legal, procurement and other services. Our preliminary estimates of these additional recurring costs expected to be incurred annually are approximately $            million to $            million greater than the expenses historically allocated to us from BHC, and primarily relate to selling, general and administrative expenses. We believe our cash flow from operations and available borrowings under our revolving credit facility will be sufficient to fund these additional corporate expenses.

In general, the services under the Transition Services Agreement will begin on the date of the closing of this offering and will cover a period not expected to exceed                  months following the Separation.

Tax Matters Agreement

In connection with the Separation, we will enter into the Tax Matters Agreement with BHC that will govern the parties’ respective rights, responsibilities and obligations with respect to tax matters (including responsibility for taxes, entitlement to refunds, allocation of tax attributes, utilization of tax attributes, preparation and filing of tax returns, control of tax contests and other tax matters). As of the consummation of this offering, the Tax Matters Agreement will become the only tax sharing agreement between BHC and us, and any and all prior tax sharing agreements or arrangements shall be terminated.

In general, under the Tax Matters Agreement, the responsibility for tax liabilities will generally be allocated as follows:

•

BHC will be responsible for any U.S. federal, state, local or non-U.S. income and non-income taxes (and any related interest, penalties or audit adjustments and including those taxes attributable to our business) reportable on a consolidated, combined or unitary tax return that includes BHC or any of its subsidiaries (including us and/or any of our subsidiaries), and on any other tax return of BHC or any of its subsidiaries (including us and/or any of our subsidiaries) that includes tax items relating to Parent Assets and Liabilities (whether or not such tax return also includes items relating to the Solta Business), for any periods or portions thereof ending prior to this offering;

•	BHC will be responsible for any taxes incurred as a result the Separation;

•

We will be responsible for any U.S. federal, state, local or non-U.S. income and non-income taxes (and any related interest, penalties or audit adjustments) that are reportable on tax returns that include only us and/or any of our subsidiaries (and do not include any tax items related to Parent Assets and Parent Liabilities) for all tax periods or portions thereof ending prior to this offering; and

•	We will be responsible for all of the taxes imposed on us and our subsidiaries for taxable periods (or portions thereof) that begin after the date of this offering.

For purposes of determining the amount of any tax liabilities attributable to the portion of any tax period that includes, but does not end on, the date of the consummation of this offering, such amount will generally be determined based on a closing of the books on the date of the closing of this offering. BHC will generally be entitled to receive any refunds of taxes for which it is responsible under the Tax Matters Agreement, and we will generally be entitled to receive any refunds of taxes for which we are responsible under the Tax Matters Agreement.

Each of BHC and us will generally be responsible for preparing and filing all tax returns relating to taxes for which it is responsible under the Tax Matters Agreement, subject to a right on the part of the other party to review and comment on such tax return to the extent that it reflects taxes for which the other party is responsible under the Tax Matters Agreement. The party responsible for preparing and filing a tax return will generally have exclusive authority to control tax contests related to any such tax return. We will generally have exclusive authority to control tax contests with respect to tax returns that include only us and/or any of our subsidiaries.

The Tax Matters Agreement will provide that (i) we will generally indemnify BHC and its affiliates from and against any liabilities associated with, among other things, taxes for which we are responsible under the Tax Matters Agreement; and (ii) BHC will generally indemnify Solta and its affiliates from and against any liabilities associated with, among other things, taxes for which BHC is responsible under the Tax Matters Agreement. Neither party’s indemnity obligations in respect of taxes under the Tax Matters Agreement will be subject to any limit on the amount for which it is obligated to indemnify the other party.

Employee Matters Agreement

In connection with the Separation, we will enter into the Employee Matters Agreement with BHC that will govern our relationship with BHC with respect to employment, compensation and benefits matters.

Employee-related liabilities. In connection with the Separation, except as otherwise expressly provided in the Employee Matters Agreement, we will generally assume responsibility for all employment, compensation and benefits-related liabilities relating to current employees of the Solta Business (whether active or on certain specified leaves of absences) and former employees who were last actively employed primarily with respect to the Solta Business, whom we collectively refer to as “Solta Employees,” regardless of whether such liabilities arise before, on or after the closing of this offering. BHC will retain all employment, compensation and benefits-related liabilities relating to each current or former employee of BHC who is not a Solta Employee, whom we refer to as a “BHC Employee.” In addition, pursuant to the Distribution Agreements, we have generally assumed responsibility for, and have agreed to indemnify the applicable subsidiary of BHC (including subsidiaries of B+L) for, certain employment-related liabilities in respect of individuals who are employed in the Solta Business by certain of BHC’s subsidiaries (including subsidiaries of B+L) and covered by the applicable Distribution Agreement.

Transfers of Solta Employees. Effective on or prior to the closing of this offering, except as otherwise expressly provided in the Employee Matters Agreement or any applicable Distribution Agreement, to the extent not already employed by us or one of our subsidiaries, the employment of each Solta Employee will be transferred to us or one of our subsidiaries. The transfer of the employment of Solta Employees who are employed in certain non-U.S. jurisdictions, including employees of the Solta Business employed by BHC or one of its subsidiaries and covered by an applicable Distribution Agreement, may occur following the closing of this offering (the “Post-Separation Transfer Employees”). Subject to the terms of any applicable Distribution Agreement, prior to their transfer date, BHC will make available to us the services of the Post-Separation Transfer Employees, to the extent employed by BHC at such time. We or one of our subsidiaries will generally assume responsibility for any individual employment or similar agreements between any Solta Employee and BHC or any of its subsidiaries.

Compensation and benefit plans generally. Except as otherwise provided in the Employee Matters Agreement, effective as of January 1, 2022 (or, in the case of Post-Separation Transfer Employees, the date such employees transfer to us), which we refer to as the “Benefits Commencement Date,” Solta Employees will be eligible to participate in compensation and benefit plans established by us or one of our subsidiaries, and such plans will generally recognize all of such employee’s service with BHC and its affiliates prior to the applicable Benefits Commencement Date for purposes of eligibility, vesting and benefit accruals. However, such service will not be recognized to the extent that such recognition would result in a duplication of benefits. We will reimburse BHC for any costs and expenses incurred by BHC to establish, administer or design any of our or our subsidiaries’ compensation or benefit plans.

401(k) plan. Except as otherwise provided in the Employee Matters Agreement, effective as of a date mutually identified by the parties (but not later than six months after the closing of this offering), each Solta Employee who participates in the BHC 401(k) plan will cease active participation in the BHC 401(k) plan and will be eligible to participate in a 401(k) plan maintained by us or one of our subsidiaries. Following such effective date of participation, the account balance of each Solta Employee who is an active participant in the BHC 401(k) plan will be transferred to, and assumed by, the Solta 401(k) plan.

Health and welfare benefit plans. Effective as of the closing of this offering, we will assume all costs, expenses or liabilities relating to health and welfare coverage or claims incurred on or after the closing of this offering by each Solta Employee under any of our or BHC’s health and welfare benefit plans. However, following the closing of this offering and prior to the applicable Benefits Commencement Date, Solta Employees will generally continue to participate in BHC’s health and welfare benefit plans, and any claims incurred by Solta Employees prior to the applicable Benefits Commencement Date will continue to be covered under BHC’s health and welfare benefit plans.

Treatment of annual cash incentive awards. Each Solta Employee participating in any cash incentive plan or program for the 2021 performance year will remain eligible to receive such cash bonus award, subject to the terms of the applicable bonus plan and actual achievement of applicable performance goals determined as of the end of the performance period. The actual 2021 cash bonuses payable to Solta Employees will be paid by us in accordance with the terms of the applicable cash bonus plan, and BHC will reimburse us for the portion of such cash bonus awards that relate to the portion of the 2021 performance period that elapsed prior to the date of the closing of this offering. For the 2022 performance year, all Solta Employees will participate in a Solta cash bonus or incentive plan, the cost of which will be borne entirely by us.

B+L Separation Bonuses and CEO Promotion Bonuses. Each Solta Employee who is eligible to receive a cash bonus award under the Bausch + Lomb Separation Bonus Opportunity program, regardless of when payable, will remain eligible to receive his or her cash bonus award based on continued employment with Solta, subject to the terms of the applicable agreement or program. The actual cash bonus awards under the Bausch + Lomb Separation Bonus Opportunity program will be paid by us in accordance with the terms of the applicable agreement or program (including terms relating to the timing of payment) and BHC will bear the cost of the aggregate amount of such cash bonus award. In addition, any unpaid sign-on promotion bonus payable to our Chief Executive Officer under his employment letter arrangement with BHC dated February 23, 2021 will be paid by us in accordance with its terms, and BHC will bear the cost of the amount of such payment.

Treatment of equity incentive awards. As a general matter, except as may otherwise be determined by BHC’s board of directors (or an applicable committee thereof), following the closing of this offering, each BHC equity award held by Solta Employees will remain outstanding in accordance with and subject to its existing terms and the applicable BHC equity incentive plan. Following this offering, (i) any requirement that the Solta Employee be employed by BHC for at least 12 months (or such other period) since the applicable date of grant in order to receive any prorated vesting will not apply to such BHC equity award, (ii) any such BHC equity awards may be subject to adjustment in connection with the contemplated separation of B+L from BHC, as determined by the board of directors of BHC, in accordance with the terms of the BHC equity incentive plan and the applicable award agreement and (iii) any matching stock units held by Solta Employees granted in connection with participation in BHC’s employee stock purchase plan will accelerate and vest in full as of the date that BHC ceases to own at least 50% of the total voting power of Solta’s outstanding shares.

Distribution Agreements

We intend to enter into the Distribution Agreements with certain of BHC’s subsidiaries (including subsidiaries of B+L) pursuant to which such entities will agree to market, promote and sell our products in certain territories in which we sell our products. Under the Distribution Agreements, we will appoint a subsidiary of BHC as a non-exclusive distributor of the products we sell in each territory, except for China (where we will distribute our products directly). The distributor will agree to use its commercially reasonable efforts to facilitate the sale of our products on the terms and conditions provided by us from time to time, and the distributors will also provide administrative support, including sales support and maintenance of warehouse facilities, and accounting and bookkeeping services.

We will supply all of a distributor’s requirements for the products to be sold under the applicable Distribution Agreement. In addition, we will provide each distributor a non-exclusive, royalty-free sublicense to use our intellectual property for the sole purpose of distributing the products under the Distribution Agreement, and will provide a warranty with respect to such products.

Under the terms of the Distribution Agreements, each distributor will purchase our products at the price charged by such distributor to its customers on an arm’s-length basis. In exchange, we will pay each distributor a service fee of no greater than 2.5% of the net revenue generated by the products sold under such agreement or a mutually agreed amount to be calculated on an arms’ length basis. If the Distribution Agreements were in place as of January 1, 2021, approximately 67% of our revenues for the first eight months of 2021 would have been attributable to the Distribution Agreements. We believe our cash flows from operations and available borrowings under our revolving credit facility will be sufficient to fund these additional expenses following the Separation.

The Distribution Agreements will contain customary indemnification provisions by each party. In general, the services under the Distribution Agreements will begin on the date of signing and will have an initial term that expires when Solta, in its sole discretion, determines that the Solta entity that is party to such agreement has received the employees and other services from BHC or B+L, as the case may be, necessary to permit such entity to conduct its business on a standalone basis (the “Termination Condition”). Once the Termination Condition has been satisfied, Solta may terminate a Distribution Agreement with immediate effect. If such Distribution Agreement is not terminated at such time, the Distribution Agreement will continue to be in effect until the end of the calendar year during which the Termination Condition is satisfied, with automatic monthly renewals, unless earlier terminated upon 30 days’ prior notice. The Distribution Agreements may also be terminated upon 10 days’ prior notice in the case (i) that either party is in material breach which remains uncured for 30 days, (ii) of certain bankruptcy-related events or (iii) as mutually agreed by the parties. Following the completion of this offering, we intend over time to migrate to our own distributors.

We have filed a form of the Distribution Agreement as an exhibit to the registration statement of which this prospectus forms a part. Each of the Distribution Agreements is expected to be on substantially the same terms.

Registration Rights Agreement

We intend to enter into the Registration Rights Agreement with BHC immediately prior to the completion of this offering pursuant to which we will agree that, upon the request of BHC, we will use our reasonable best efforts to effect the registration under applicable U.S. federal and state securities laws of any of our common shares retained by BHC and certain of its subsidiaries following the completion of this offering.

Demand registration. BHC will be able to request registration under the Securities Act of all or any portion of our common shares that are not freely sellable under Rule 144 under the Securities Act and we will be obligated, subject to certain customary exceptions, to register such shares. BHC may make up to three demand registrations in any twelve month period.

Piggy-back registration. If we at any time intend to file a registration statement in connection with a public offering of any of our securities on a form and in a manner that would permit the registration for offer and sale of our common shares held by BHC, BHC will have the right to include common shares it owns in that offering, subject to certain customary limitations.

Registration expenses. We will be generally responsible for all registration expenses in connection with the performance of our obligations under the registration rights provisions in the Registration Rights Agreement. BHC will generally be responsible for any applicable underwriting discounts, commissions and transfer taxes.

Indemnification. The agreement contains customary indemnification and contribution provisions by us for the benefit of BHC and, in limited situations, by BHC for the benefit of us with respect to the information provided by BHC included in any registration statement, prospectus or related document.

Term. The registration rights will remain in effect with respect to any shares held by BHC until:

•	such shares have been sold pursuant to an effective registration statement under the Securities Act;

•	such shares have been sold to the public pursuant to Rule 144 under the Securities Act;

•	such shares have ceased to be outstanding; or

•	such shares may be sold to the public pursuant to Rule 144 under the Securities Act without any limitations on volume or manner of sale pursuant to such rule.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

On August 3, 2021, BHC announced its intention to conduct the Solta IPO. See “The Separation” elsewhere in this prospectus for additional information.

The following unaudited pro forma condensed combined financial statements of Solta give effect to the Solta IPO and related adjustments in accordance with Article 11 of the Securities and Exchange Commission’s Regulation S-X, as amended by the final rule, Release No. 33-10786.

The unaudited pro forma condensed combined balance sheet as of September 30, 2021 has been derived from the unaudited historical combined balance sheet of Solta as of September 30, 2021. The unaudited pro forma condensed combined statement of income for the year ended December 31, 2020 has been derived from the audited historical combined statement of income of Solta for the year ended December 31, 2020. The unaudited pro forma condensed combined statement of income of Solta for the nine months ended September 30, 2021 has been derived from the unaudited historical combined statement of income for the nine months ended September 30, 2021.

The unaudited pro forma condensed combined balance sheet at September 30, 2021, and the unaudited pro forma condensed combined statements of income for the nine months ended September 30, 2021 and the year ended December 31, 2020, are presented to give effect to:

Transaction accounting adjustments which include the reclassification of BHC’s net investment in Solta into additional paid-in capital and common shares to reflect the number of common shares of Solta expected to be outstanding at the effective date of this registration statement and the completion of the other separation transactions, as described in “The Separation;” and

Autonomous entity adjustments, including the:

•	incremental costs Solta expects to incur as an autonomous entity;

•	one-time expenses associated with the Solta IPO; and

•

impacts of the Master Separation Agreement, the Tax Matters Agreement, the Employee Matters Agreement, the Distribution Agreements, the Transition Services Agreement and the Registration Rights Agreement between Solta and BHC and the provisions contained therein;

as if such transactions occurred on September 30, 2021, in the case of the unaudited pro forma condensed combined balance sheet, and January 1, 2020, in the case of the unaudited pro forma condensed combined statements of income for the nine months ended September 30, 2021 and the year ended December 31, 2020.

We will not receive any proceeds from the sale of our common shares in this offering. All of the proceeds from this offering will be received by our parent company, BHC. Prior to the effectiveness of the registration statement of which this prospectus is a part, we are a wholly owned subsidiary of BHC which owns the common shares being sold in this offering. As the proceeds from this offering are to be received by our parent company, BHC, in exchange for the shares BHC is selling in this offering, this offering has no impact on our capitalization including the number of common shares outstanding, and would have no impact on our combined financial statements.

The unaudited pro forma condensed combined financial statements are for informational purposes only and do not purport to represent what Solta’s financial position and results of operations actually would have been had the Solta IPO occurred on the date indicated, or to project Solta’s financial performance for any future period. The audited combined financial statements of Solta have been derived from BHC’s historical accounting records and reflect certain allocation of expenses. All of the allocations and estimates in such financial statements are based on assumptions that management believes are reasonable. The historical combined financial statements of Solta do not necessarily represent the financial position or results of operations of Solta had it been operated as a standalone company during the periods or at the dates presented. As a result, autonomous entity adjustments have been reflected in the unaudited pro forma condensed combined financial statements.

The unaudited pro forma condensed combined financial statements below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the unaudited interim combined financial statements and the audited combined financial statements included elsewhere in this prospectus.

SOLTA MEDICAL

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2021

(in millions, except per share amounts)

	Historical	Transaction Accounting Adjustments	Autonomous Entity Adjustments			Pro Forma
Revenues	$218.7	$	$			$

Expenses
Cost of goods sold (excluding amortization of intangible assets)	49.1			0.3	(b)
Selling, general and administrative	54.7			18.6	(b)
Research and development	12.4			(2.6	)(b)
Amortization of intangible assets	13.5

	129.7			16.3

Operating income	89.0			(16.3)
Foreign exchange and other	—

Income before income taxes	89.0			(16.3)
Income taxes	16.2			(2.1	)(c)

Net income	$72.8	$		$(14.2)		$

Pro forma basic income per share						$	(d	)
Pro forma basic common shares outstanding							(d	)
Pro forma diluted income per share						$	(d	)
Pro forma diluted common shares outstanding							(d	)

See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

SOLTA MEDICAL

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2020

(in millions, except per share amounts)

	Historical	Transaction Accounting Adjustments	Autonomous Entity Adjustments			Pro Forma
Revenues	$252.6	$	$			$

Expenses
Cost of goods sold (excluding amortization of intangible assets)	62.9			0.4	(b)
Selling, general and administrative	62.6			34.4	(b)
Research and development	15.4			0.3	(b)
Amortization of intangible assets	18.7

	159.6			35.1

Operating income	93.0			(35.1)
Foreign exchange and other	0.6

Income before income taxes	93.6			(35.1)
Income taxes	17.5			(4.5	)(c)

Net income	$76.1	$		$(30.6)		$

Pro forma basic income per share						$	(d	)
Pro forma basic common shares outstanding							(d	)
Pro forma diluted income per share						$	(d	)
Pro forma diluted common shares outstanding							(d	)

See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

SOLTA MEDICAL

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF SEPTEMBER 30, 2021

(in millions, except share amounts)

	Historical	Transaction Accounting Adjustments			Autonomous Entity Adjustments			Pro Forma
Assets
Current assets:
Cash	$7.7	$				$(3.7	)(e)	$
Trade receivables, net	21.1
Inventories, net	32.7
Prepaid expenses and other current assets	5.7					0.6	(e)

Total current assets	67.2
Property, plant and equipment, net	7.4
Intangible assets, net	24.7
Goodwill	94.2
Deferred tax assets, net	17.1
Other non-current assets	16.2					3.1	(e)

Total assets	$226.8	$			$			$

Liabilities
Current liabilities:
Accounts payable	$7.9	$			$			$
Accrued and other current liabilities	29.4

Total current liabilities	37.3
Other non-current liabilities	11.2

Total liabilities	48.5

Equity
BHC investment	182.0		(a	)
Common shares, no par value, shares authorized, and issued and outstanding on a pro forma basis	—		(a	)
Additional paid-in capital	—		(a	)
Accumulated other comprehensive loss	(3.7)

Total equity	178.3

Total liabilities and equity	$226.8	$			$			$

See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

SOLTA MEDICAL

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Transaction accounting adjustments for the Solta IPO:

a.

Reflects the reclassification of BHC’s investment in Solta from “BHC investment” to “Common shares,” and “Additional Paid-in Capital.” In connection with the Solta IPO, BHC will transfer to Solta the entities, assets, liabilities and obligations that Solta will hold following the IPO of the Solta Business from BHC’s other businesses. In exchange, Solta will issue or transfer to BHC all of its issued and outstanding common shares.

As the proceeds from this offering are to be received by the parent company, BHC, in exchange for the shares BHC is selling in this offering, this offering has no impact on the Business’s capitalization including the number of common shares outstanding, and would have no impact on the Business’s combined financial statements.

Autonomous entity adjustments:

b.

Reflects the change in expenses for the difference in costs to be incurred by Solta as a standalone public company. Our historical combined financial statements include expense allocations for certain research and development services and support functions that are provided on a centralized or regional basis within BHC, including expenses for executive oversight, treasury, accounting, audit, legal, human resources, shared services, compliance, procurement, information technology and other corporate functions and services. We will also incur new costs relating to our public reporting and compliance obligations as a standalone public company, including both increases in headcount as well as external third-party costs. The table below represents the stand alone costs of Solta, based on its expected organization chart and the Company’s expected cost structure as a stand-alone Company, adjusted for the allocated costs historically recorded within the financial statements, which vary by year. In order to determine these costs, the Company prepared a detailed assessment of the resources and associated costs required as a baseline to stand up Solta as a stand-alone company. With respect to expected headcount increases, internal resources were matched to job roles to meet the required baseline.

In addition to internal resources, third party support costs in each function were considered, which included business support functions and corporate overhead charges previously shared with BHC. This process was used by all functions resulting in incremental costs when compared to the corporate allocations included in the historical financial statements.

Any shortfall to required resource needs will be filled through external hiring or will be supported by BHC through a Transition Services Agreement. We expect BHC to provide us with these general and administrative functions on a transitional basis for a period not expected to exceed          months following the Separation in accordance with the terms of the Transition Services Agreement. The fees paid to BHC will be variable based on the services provided and the duration of these services, and these fees may be lower than the costs that would be incurred by Solta if it was a fully separated business.

Additionally, BHC will provide us commercial distribution services in certain geographies under a Distribution Agreement (the “Distribution Agreement”) until our IT environment is completely separated from BHC. We expect BHC to provide us with these commercial distribution services on a transitional basis for less than 12 months after our IPO in accordance with the terms of the Distribution Agreement.

(in millions)	Nine Months Ended September 30, 2021	Year Ended December 31, 2020
Commercial and research and development costs (1)	$0.7	$4.7
Distribution fee (2)	—	4.8
General and administrative related costs (3)	4.5	9.8
Executive compensation (4)	9.1	13.2
Insurance premiums (5)	2.0	2.6

Total Adjustment	$16.3	$35.1

(1)

Includes incremental costs related to commercial, supply chain, research & development, regulatory and quality functions. Employee costs were based on standalone function estimates which resulted in incremental headcount as a standalone public company and leveraged benchmark salary information based on location and title and responsibilities of each employee. Non-employee costs (third party vendor support costs) were based on public company benchmarks of costs for similar sized companies.

(2)

Represents the incremental fee related to the Distribution Agreement for sales and marketing services in all Solta markets except China, based on 2.5% of Revenues, for an estimated period of 12 months after our IPO.

(3)

Primarily includes incremental costs to perform reporting and regulatory compliance, audit fees, tax, legal, information technology, human resources, investor relations, risk management, treasury and other overhead functions. Employee costs were based on standalone function build ups which resulted in incremental headcount as a standalone public company and leveraged benchmark salary information based on location and title and responsibilities of each employee. Non-employee costs (third party vendor support costs) were based on public company benchmarks of costs for similar sized companies.

(4)

Includes additional compensation for the executive leadership team, including new equity-based awards in connection with the Solta IPO. Executive compensation costs were based on our anticipated executive roles and public company benchmarks for similar sized companies.

(5)

Represents premiums for standalone insurance policy for both general and IPO-related matters covering Solta Directors & Officers. These premiums were based on quoted prices provided by third party vendors.

As a result, Solta expects to incur approximately $35.1 million of expenses (including one-time expenses of approximately $2.5 million expected to be incurred within 12 months following the completion of the Solta IPO), and approximately $16.3 million of expenses expected to be incurred within the subsequent nine month period, in addition to BHC’s corporate and shared costs allocated in the historical combined financial statements. Accordingly, the unaudited pro forma condensed combined financial statements have been adjusted to depict Solta as an autonomous entity. The additional expenses have been estimated based on assumptions that management believes are reasonable. However, actual additional costs that will be incurred could be different from the estimates and would depend on several factors, including the economic environment and strategic decisions made in areas such as the Solta IPO, selling and marketing, R&D, information technology and infrastructure.

c.	Reflects the tax effect of the autonomous entity adjustments impacting Income before income taxes, using the applicable statutory tax rates for the period ended.

d.

Pro forma basic earnings per share and pro forma basic shares outstanding is based on the number of common shares of Solta expected to be outstanding immediately following the effectiveness of this registration statement of which this prospectus is a part. The number of shares used to compute diluted earnings per share is based on the number of basic common shares, plus incremental shares assuming exercise of dilutive outstanding options and vesting of other BHC employees transferring to Solta.

e.

Prepaid expenses and other includes $0.6 million and Other non-current assets includes $3.1 million related to a directors and officers liability insurance policy related to the Solta IPO. The policy has a 6-year coverage period beginning on January 1, 2022.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our results of operations and financial condition together with the audited and unaudited historical combined financial statements (referred to as the “combined financial statements”) and the notes thereto included elsewhere in this prospectus as well as the discussion in the “Business” section of this prospectus and the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements.”

This discussion contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our industry, business and future financial results. Our actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including those discussed in “Risk Factors” and “Cautionary Statements Concerning Forward Looking Statements” included elsewhere in this prospectus.

The combined financial statements included in this prospectus have been prepared from BHC’s historical accounting records and are presented on a standalone basis and are derived from the consolidated financial statements and accounting records of the Solta business of BHC. The combined financial statements reflect our financial position, results of operations and cash flows as we were historically managed, in conformity with U.S. GAAP. Our combined financial statements include all revenues and costs directly attributable to Solta, including costs for facilities, functions and services used by Solta. Costs for certain functions and services performed by centralized BHC organizations are directly charged to Solta based on a specific identification basis or, when specific identification is not practicable, a proportional cost allocation method. Allocations are based on direct usage where identifiable as well a number of other utilization measures including headcount, relative revenues, and other allocation methods depending on the nature of the services and/or costs. The results of operations include allocations of costs for administrative functions and services performed on behalf of Solta by centralized groups within BHC. The financial information discussed below and included in this prospectus may not necessarily reflect what our financial condition, results of operations or cash flows would have been had we been a standalone company during the periods presented or what our financial condition, results of operations and cash flows may be in the future.

Our accompanying unaudited interim Combined Financial Statements as of September 30, 2021 and for the nine months ended September 30, 2021 and 2020 have been prepared in accordance with U.S. GAAP and the rules and regulations of the SEC for interim financial statements, and should be read in conjunction with our audited Combined Financial Statements for the year ended December 31, 2020, which are included in this prospectus. In our opinion, the unaudited interim Combined Financial Statements reflect all adjustments, consisting of normal and recurring adjustments, necessary for a fair statement of the financial condition, results of operations and cash flows for the periods indicated. All currency amounts are expressed in U.S. dollars unless otherwise noted.

Overview

We believe Solta is a leading global aesthetic medical device company focused on the development, manufacture and sale of innovative technologies that provide aesthetic and therapeutic benefits. Since the launch of our first commercial Thermage® product in 2002, we have pioneered products that have advanced the field of aesthetic medical devices, including building a portfolio of over 200 patents worldwide. With one of the longest track records in the aesthetic medical device industry, our category-leading brands – Thermage®, Clear + Brilliant®, Fraxel® and VASER® – are well-respected and well-known to consumers of skin and body aesthetic treatments. Our portfolio of clinically proven energy-based aesthetic medical devices addresses a range of fast-growing treatment categories, including skin tightening, skin resurfacing, and body contouring, and the majority of our revenue from these technologies is derived from non- and minimally-invasive procedures. We offer our global customer base of dermatologists, plastic surgeons, aesthetic physicians and medical spa practitioners, a compelling value proposition and return on investment to build and grow their respective practices. Our focus on developing cutting-edge technologies to better meet the needs of consumers coupled with the compelling value we offer to our customer partners has allowed us to build a significant global footprint, with an installed base of more than 13,800 systems and presence in approximately 50 countries as of December 31, 2020.

Our Product Portfolio

We provide a broad portfolio of products which collectively make up a comprehensive platform to address a range of aesthetic skin and body issues. With industry-leading technology underlying the simple, elegant designs, our products have a proven track record of providing consumers with aesthetic and therapeutic benefits. This platform of products includes the well-known brands Thermage® FLX system, Clear + Brilliant® system, Fraxel® system and VASER®lipo system.

Our portfolio of aesthetic treatment solutions includes a variety of non- and minimally-invasive aesthetic medical devices, in addition to surgical products. Backed by more than two decades of innovation, our products have been used to perform over seven million procedures around the world.

Our energy-based aesthetic medical devices span numerous applications and procedures, enabling us to have what we believe is a leading position in our industry across age groups. Our portfolio of aesthetic medical devices and consumable brands are primarily designed to address three treatment categories: (i) skin tightening, (ii) skin resurfacing, and (iii) body contouring and include:

•	Thermage® System—The Thermage® system is a non-invasive RF therapy that can help smooth, tighten and contour skin and provide an overall younger-looking appearance.

•

Clear + Brilliant® System—The Clear + Brilliant® system uses fractional laser technology to address and prevent the early signs of aging skin. Specifically, treatments can help prevent the worsening of fine lines or wrinkles due to aging or sun damage, as well as uneven pigmentation.

•

Fraxel® System—The Fraxel® system improves tone, texture and radiance for aging, sun-damaged or scarred skin. It uses a fractional resurfacing laser which is more intense than Clear + Brilliant® to penetrate deeper into the skin. Next generation Fraxel® is effective on fine lines and wrinkles (i.e. crow’s feet and brow lines), surface scarring, pigmentation, age spots, melasma, sun damage and AK.

•	VASER® System—The VASER®lipo system uses ultrasound energy for aesthetic body contouring.

We have a well-established presence with key aesthetic medical device customer groups from dermatologists, plastic surgeons, aesthetic physicians and medical spa practitioners with capabilities that address a broad spectrum of aesthetic needs.

For additional discussion of these products, see the discussion set forth in “Business—Our Products” and “Business—Government Regulation—510(k) Clearance Pathway.”

Robust revenue growth, demonstrated operational excellence and strong cash flow generation

Our broad portfolio of products bolsters our strong financial profile. For the nine months ended September 30, 2021 and the year ended December 31, 2020, our mix of equipment, consumables and service sales generated $218.7 million and $252.6 million of total revenues, approximately 74% and 69% of which was derived from consumables and equipment servicing in the applicable periods, respectively. We consider these revenues to be recurring in nature.

The following table provides a summary of our financial performance and key metrics for the nine months ended September 30, 2021 and 2020 and the years ended December 31, 2020, 2019 and 2018.

	Nine Months Ended September 30,			Years Ended December 31,
(in millions)	2021	2020	2021 vs 2020	2020	2019	2018	2020 vs 2019	2020 vs 2018
Revenues	$218.7	$165.5	$53.2	$252.6	$193.9	$135.2	$58.7	$117.4
Gross profit	$156.1	$108.7	$47.4	$171.0	$122.9	$75.7	$48.1	$95.3
Contribution (non-GAAP)	$169.6	$122.7	$46.9	$189.7	$141.6	$94.4	$48.1	$95.3
Net income	$72.8	$45.3	$27.5	$76.1	$40.9	$13.7	$35.2	$62.4
Adjusted net income (non-GAAP)	$83.7	$56.4	$27.3	$91.0	$59.1	$27.6	$31.9	$63.4
Adjusted EBITDA (non-GAAP)	$108.2	$74.0	$34.2	$118.3	$74.4	$37.0	$43.9	$81.3
Cash flows from operations	$87.7	$67.1	$20.6	$100.7	$68.6	$35.9	$32.1	$64.8
Free cash flows (non-GAAP)	$86.3	$64.0	$22.3	$96.1	$66.2	$34.2	$29.9	$61.9
Gross profit margin	71.4%	65.7%	570 bps	67.7%	63.4%	56.0%	430 bps	1170 bps
Contribution margin (non-GAAP)	77.5%	74.1%	340 bps	75.1%	73.0%	69.8%	210 bps	530 bps
Net income margin	33.3%	27.4%	590 bps	30.1%	21.1%	10.1%	900 bps	2000 bps
Adjusted EBITDA margin (non-GAAP)	49.5%	44.7%	480 bps	46.8%	38.4%	27.4%	840 bps	1940 bps

We have achieved significant growth in total revenue in recent years, driven by growth in our end markets, customer base, new product launches and greater utilization of our products. From the year ended December 31, 2018 through the year ended December 31, 2020, we grew our revenue from $135.2 million to $252.6 million, representing overall growth of 87%, or a compound annual growth rate of 37%. Our solid revenue growth continued into 2021, as our revenues for the nine months ended September 30, 2021 were $218.7 million as compared to $165.5 million for the nine months ended September 30, 2020, representing revenue growth of 32%.

As we have grown our revenue, we have maintained our operating discipline, delivering and expanding our margins. We emphasize delivering quality with efficiency across our manufacturing, operations, services, and overall supply chain. For the year ended December 31, 2020, we delivered Gross profit of $171.0 million, Contribution (non-GAAP) (which we define as revenues less costs of goods sold, excluding amortization of intangible assets) of $189.7 million, Net income of $76.1 million, Adjusted net income (non-GAAP) of $91.0 million and Adjusted EBITDA (non-GAAP) of $118.3 million, representing Gross profit margin of 67.7%, Contribution margin (non-GAAP) of 75.1%, Net income margin of 30.1% and Adjusted EBITDA margin (non-GAAP) of 46.8%. This compares favorably to the year ended December 31, 2018, when we delivered Gross profit of $75.7 million, Contribution (non-GAAP) of $94.4 million, Net income of $13.7 million, Adjusted net income (non-GAAP) of $27.6 million and Adjusted EBITDA (non-GAAP) of $37.0 million, representing Gross profit margin of 56.0%, Contribution margin (non-GAAP) of 69.8%, Net income margin of 10.1% and Adjusted EBITDA margin (non-GAAP) of 27.4%, or an expansion of 530 and 1940 basis points of Contribution margin (non-GAAP) and Adjusted EBITDA margin (non-GAAP), respectively, over that time. During this period, we have also converted a significant amount of our profitability into cash flows, generating $100.7 million of Cash flows from operations and $96.1 million of Free cash flows (non-GAAP) for the year ended December 31, 2020. This compares favorably to the year ended December 31, 2018, when we generated $35.9 million of Cash flows from operations and $34.2 million of Free cash flows (non-GAAP).

During the nine months ended September 30, 2021 we continued to improve upon our year over year metrics. For the nine months ended September 30, 2021, we delivered Gross profit of $156.1 million, Contribution (non-GAAP) of $169.6 million, Net income of $72.8 million, Adjusted net income (non-GAAP) of

$83.7 million and Adjusted EBITDA (non-GAAP) of $108.2 million, representing Gross profit margin of 71.4%, Contribution margin (non-GAAP) of 77.5%, Net income margin of 33.3% and Adjusted EBITDA margin (non-GAAP) of 49.5%, respectively. This compares favorably to the nine months ended September 30, 2020, when we delivered Gross profit of $108.7 million, Contribution (non-GAAP) of $122.7 million, Net income of $45.3 million, Adjusted net income (non-GAAP) of $56.4 million and Adjusted EBITDA (non-GAAP) of $74.0 million, representing Gross profit margin of 65.7%, Contribution margin (non-GAAP) of 74.1%, Net income margin of 27.4% and Adjusted EBITDA margin (non-GAAP) of 44.7%, respectively, or a year over year expansion of 340 and 480 basis points of Contribution margin (non-GAAP) and Adjusted EBITDA margin (non-GAAP), respectively. During the nine months ended September 30, 2021, we continued to convert a significant amount of our profitability into cash flows, generating $87.7 million of Cash flows from operations and $86.3 million of Free cash flows (non-GAAP). This compares favorably to the nine months ended September 30, 2020, when we generated $67.1 million of Cash flows from operations and $64.0 million of Free cash flows (non-GAAP).

For a complete discussion of the non-GAAP measures used above and for reconciliations of these non-GAAP measures to their most directly comparable U.S. GAAP financial measures, please refer to the “—Non-GAAP Information.”

Proposed Initial Public Offering of Solta

On August 3, 2021, BHC announced its intention to separate its global aesthetic medical device business into an independent publicly traded entity from the remainder of BHC. See “The Separation” elsewhere in this prospectus for additional information. Solta Medical Corporation was incorporated under the BCBCA on July 16, 2021 and was formed to ultimately hold the global Solta business.

Industry Overview

Over the past decade, the aesthetics industry has seen a shift from traditional surgical approaches to more non-invasive and patient friendly procedures. This increase in patient preference for non- or minimally-invasive procedures has fueled industry growth. In addition to being more affordable, these procedures offer the further advantages of being less painful, having a reduced risk of scarring, and offering shorter recovery periods. Growing demand for non-invasive cosmetic procedures combined with a surge in the availability of providers, facilities, and products are spearheading an upward trend within the industry.

North America continues to maintain the number one share of the aesthetics industry, although APAC is expected to grow at high rates during the coming years. Alongside growing consumer knowledge and increased interest in cosmetic procedures, global marketing campaigns, rising medical tourism, and widened acceptance are all likely to stimulate the market in the APAC region.

Our global presence spans across key markets that include the U.S., APAC and the European Union Five. We also have a presence in Australia and Canada. We enter our markets through a mix of direct sales and distributor based-models, which allows us to nimbly respond to the specific market dynamics in the geographies we serve. We believe our reputation and success in these geographic markets is the result of support from dermatologists, plastic surgeons, aesthetic physicians and medical spa practitioners who use our products, which drives strong brand recognition and demand pull-through from other clinicians and practitioners.

Trends and Factors Impacting Our Performance

We believe that our performance and future success depend on a number of factors that present significant opportunities for us but also pose risks and challenges, including those discussed below and in the section of this prospectus titled “Risk Factors.”

Consumer, Patient and Skin Care Professional Demand for our Products

Our business is largely impacted by the demands of our customers. Our customers are primarily dermatologists, plastic surgeons, aesthetic physicians and medical spa practitioners and their customers. Our success depends on our ability to anticipate and respond to changes in the preferences of the end consumer for our aesthetic medical devices. We therefore continually look for key trends in the skin care market for investment. Once we have identified areas for investment, we allocate resources to extend our market share through new launches or upgrades to existing devices, sales force expansion and increased marketing. The outcome of this process allows us to better drive value in our aesthetic medical device portfolio by driving growth.

Our products address significant and growing markets that we believe will sustain our long-term growth. Demand for aesthetic products is increasing due to innovative technologies, such as our non-invasive aesthetic procedures, growing interest in personal appearances, including amongst the aging population, greater word-of-mouth enabled by social media, and overall growth in disposable income, particularly in emerging markets, amongst others. We believe we have multiple vectors to power our growth, including further penetration of our market opportunity, increasing product utilization, cross-portfolio adoption of our treatment solutions and expanding our presence in existing and new geographies. We believe these factors, coupled with our compelling pipeline of enhancements and next-generation products, effectively positions us to sustain and power our future growth.

Growth Markets

Our key strategic markets are diverse geographically and include the U.S., APAC and the European Union Five, which are among the largest markets in the industry. Our diverse product portfolio is aligned with fast-growing segments to take advantage of current consumer preferences and market tailwinds, which include: (i) increasing preference for minimally-invasive skin tightening procedures, which favors Thermage® and (ii) increasing awareness of the benefits of energy-based liposuction for VASER®, including less peripheral impact, shorter healing time and use in high-definition contouring.

For additional discussion of our growth strategies, see “Business—Our Markets.”

Focus on Recurring Revenues

We focus on growing our base of recurring revenues from consumable tip replacements and equipment servicing in the years following a placement of our capital equipment. Along with the growth in our installed base, we have experienced a rapid expansion in sales of related consumables for our equipment. For the nine months ended September 30, 2021 and the year ended December 31, 2020, we generated $218.7 million and $252.6 million of total revenues, approximately 74% and 69% of which was derived from consumables and equipment servicing, respectively. We consider these revenues to be recurring in nature, supported by our close customer relationships. We believe that customers who have invested in equipment such as our Thermage® FLX system see attractive return profiles on their initial investment in our equipment. Today, we price an initial Thermage® FLX equipment sale and its associated consumables in such a way that a typical customer may expect to break even on a given equipment investment through end consumer procedures over a number of months, not years.

Cash Pay Business Model

The aesthetic medical device market can be characterized as combining the attractive dynamics of medical products sales with the out-of-pocket nature of high-end consumer products. Unlike more traditional health care and pharmaceutical industries where insurance coverage allowances and payment rates can vary meaningfully, the aesthetics industry is primarily a cash-pay model which reduces, if not eliminates, insurance reimbursement risk for practitioners. As practitioners are our direct customers who invest in our products as offerings to their patients, the cash-pay nature of our products provides them with an attractive economic model within their businesses. As consumer demand and the end market for aesthetics is increasing, this attractive cash pay model provides economic benefits in a growth environment for practitioners. We believe this consumer trend incentivizes additional dermatologists, plastic surgeons, aesthetic physicians and medical spa practitioners to incorporate our treatments into their practices, thus expanding our customer footprint.

Invest in Our Business to Drive Growth

Our capital allocation is driven by our long-term growth strategies and we continue to make investments in our product portfolio and anticipate building out our sales force, particularly in Europe, to address the growing demand.

Product Development Initiatives

We have an active and robust R&D pipeline that focuses on enhancements and next generation products to better serve our base. This includes scheduled launches across all four product lines over the next two years. Key next generation pipeline products include the recently launched next generation Clear + Brilliant® Touch system, which is expected to serve as a foundation to launch laser platform in APAC and Europe, additional Thermage® FLX system enhancements, next generation Fraxel® system and next generation VASER® system. Past launches have reinforced our belief that we are a market leader with a strong innovation portfolio, and our pipeline is a source of continued brand rejuvenation. Additionally, we expect to pursue other opportunities to continue to build out our product portfolio and address evolving customer and consumer needs.

To enhance our market position and sustain our track record of innovation, we continuously invest in our technological R&D. Our powerful innovation engine is supported by a portfolio of over 200 patents built by our deeply experienced and committed R&D team of more than 40 employees. Our ability to effectively innovate is enhanced by our deep relationships with our customers and other aesthetics industry participants, which allows us to incorporate critical feedback and emerging trends in real-time to support our continuous and iterative development processes. We currently have an emerging pipeline of enhancements and next generation products, solutions and enhancements and expect to continue to expand our portfolio in future years.

For additional discussion of our internal product development initiatives see “Business—Our Product Portfolio.”

Sales Force and Distribution Network

We have an established sales network that uniquely positions us to meet customers’ demands across the geographies we serve, building deeply loyal and enduring relationships. Through our teams, we have a well-established presence with key aesthetic medical device customer groups from dermatologists, plastic surgeons, aesthetic physicians and medical spa practitioners with capabilities that address a broad spectrum of aesthetic needs. These professional relationships are the foundation of our proven track record of converting innovation into trusted products with high sales and provide us additional patient insights and consumer feedback that virtuously informs the innovation effort.

We look for opportunities to strategically expand our sales force in specific geographies paced by country-specific regulatory registrations for new and upgraded product launches, most recently in support of our launches of our next generation Thermage® FLX system and Clear + Brilliant® Touch system in order to drive growth and maximize the return on our product portfolio. We plan to expand our large and growing presence globally in highly attractive markets. We remain acutely focused on strengthening our position in the U.S. and APAC, in particular in China, and expanding our presence in the European Union Five. We believe we have significant opportunities to continue our growth in these markets. Despite our presence in approximately 50 countries today, we also see meaningful opportunities to expand our presence into new geographies both within our existing markets, such as Europe and APAC, and in new markets, such as Latin America. We believe our product portfolio is well-aligned with strong growth prospects and consumer trends in these markets. To achieve this growth, we intend to continue investing in our commercial infrastructure, while retaining and recruiting talented sales representatives.

We believe our direct local commercial presence in over 15 countries is a key differentiator of our commercial strategy that differentiates us from our peers within the market. We believe that our industry leading technologies, talented human capital, global market expertise and strong brand and reputation will allow us to expand our customer base and take market share globally.

Our Competitive Environment

We operate in a marketplace with many competitors and face competition from competitors’ products and new products entering the market. We also face the threat of competition from new entrants to our markets as well as from existing competitors, including those overseas who may have lower production costs. In order to protect and grow our market share we (i) actively manage our pricing and (ii) refresh our product portfolio with innovative new products.

For additional discussion of our competitive environment see “Business—Our Competitive Environment.”

Business Trends

In addition to the actions previously outlined, the events described below have affected and may affect our business trends:

Impacts of COVID-19 Pandemic

Since the emergence of a novel strain of the coronavirus disease, COVID-19, in 2019, COVID-19 has spread across the globe, including the U.S., Canada and Europe, and was declared a global pandemic by the World Health Organization on March 11, 2020. The unprecedented nature of the COVID-19 pandemic has adversely impacted the global economy. The COVID-19 pandemic and the rapidly evolving reactions of governments, private sector participants and the public in an effort to contain the spread of the COVID-19 virus and/or address its impacts have intensified and have had significant direct and indirect effects on businesses and commerce. This includes, but is not limited to, disruption to supply chains, employee base and transactional activity, facilities closures and production suspensions.

To date, Solta has been able to continue its operations with limited disruptions in supply and manufacturing. Certain of our facilities were temporarily closed as a result of restrictions put in place by governments in response to the COVID-19 pandemic, and we have also experienced disruptions to our supply chain as a result of challenges associated with the COVID-19 pandemic which has mostly recovered as of now. While we continue to take actions to mitigate the impact of the COVID-19 pandemic on daily operations, the global response to the pandemic has and is expected to impact our operating results until the impacts of the pandemic completely subside, the timing of which is uncertain and may be dependent upon, among other matters, the availability and effectiveness of vaccines for the COVID-19 virus. The changing dynamics of the pandemic, related responses from governments and private sector participants and the precautionary measures taken by our customers and the end consumers they serve, are expected to impact the timing and amount of our revenues.

During the pandemic, the public has been advised to engage in certain “social restrictions” such as: (i) remaining at home or shelter-in-place, (ii) limiting social interaction, (iii) closing non-essential businesses and (iv) postponing certain surgical and elective medical procedures in order to prioritize/conserve available health care resources. During 2020, these factors negatively impacted our revenues as social restrictions expanded worldwide, initially in Asia where the COVID-19 pandemic originated and later the U.S., Europe and other regions globally. Social restrictions in 2020 negatively impacted the Business’s revenues across our portfolio as the offices of many dermatologists, plastic surgeons, aesthetic physicians and medical spa practitioners were closed thereby deferring, if not preventing, aesthetic treatments from occurring as scheduled. These social restrictions also caused us to temporarily pause our plans to strategically expand our sales force in specific geographies in support of our launches of our next generation Thermage® FLX and Clear + Brilliant® Touch systems. Although these factors had a drag on the trajectory of the revenue growth we generated in 2019, our established consumable business, aided by the momentum of our next generation Thermage® FLX system sales in 2019 and 2020, still managed to provide us with 30% year-over-year revenue growth in 2020. Further, as governments began lifting social restrictions, allowing the offices of many dermatologists, plastic surgeons, aesthetic physicians and medical spa practitioners to reopen and aesthetic procedures to resume, the COVID-19 pandemic drag on our revenues began to lift prior to our fourth quarter of 2020 allowing us to resume the revenue growth trajectory we established in 2019.

Our revenues for the nine months ended September 30, 2021 and 2020 were $218.7 million and $165.5 million, respectively, an increase of $53.2 million or 32%. Our revenue growth is strongest in the regions where we are most established. This includes APAC, which includes our growth in China, South Korea, Hong Kong and Taiwan, and North America which includes our growth in the U.S. and Canada. Our revenues in China were $72.9 million and $41.1 million for the nine months ended September 30, 2021 and 2020, respectively, an increase of $31.8 million or 77%. Our revenues in the U.S. were $51.2 million and $29.1 million for the nine months ended September 30, 2021 and 2020, respectively, an increase of $22.1 million, or 76%. At the current pace of the recovery, we anticipate continued year-over-year revenue growth through the remainder of 2021, however as our revenues were most negatively impacted by the social restrictions and other precautionary measures taken in response to the COVID-19 pandemic during the first half of 2020, we expect the rate of growth for the remainder of 2021 to be lower than the year-over-year revenue growth for the nine months ended September 30, 2021. We also expect the rate of recovery to vary by geography and to be dependent upon, among other things, the availability and effectiveness of vaccines for the COVID-19 virus, rates of economic recovery, the rate at which remaining social restrictions are lifted and once lifted, the presumption that social restrictions will not be materially reenacted in the event of a resurgence of the virus and other actions taken in response to the COVID-19 pandemic. For instance, certain regions within APAC (such as Vietnam, the Philippines and Thailand), Europe (such as Spain and Germany) and Australia, among others, maintained or reinstituted certain social restrictions during 2021 and, as a result, our revenues in these regions during the nine months ended September 30, 2021 did not experience the year-over-year growth that we experienced in other regions, such as China, the U.S., South Korea, Canada, Hong Kong and Taiwan. As the COVID-19 pandemic remains a very fluid situation, it is difficult to predict what impact, if any, existing and new social restrictions may have on our revenues for the remainder of 2021.

We believe our product portfolio and strong brand recognition have served us well through the COVID-19 pandemic and we continue to be well-positioned to grow market share and continue growing our business as the world recovers. However, this situation remains very fluid and we continue to monitor the availability and effectiveness of vaccines and any resurgence of the COVID-19 virus, the delta variant and other variant strains thereof on our operations, businesses and primary goals. Given these circumstances, we continue to focus on: (i) revising our go-to-market and sales force strategies to address the changing business dynamics created by the COVID-19 pandemic, (ii) investing in our key promoted brands and product launches to increase market share, (iii) optimizing our cost structure and (iv) looking for key trends in the market to meet changing consumer/patient needs and identify areas for investment and growth. We believe focusing on these priorities will best enable us to effectively manage the changing business dynamics created by the COVID-19 pandemic, best prepare us for a possible resurgence of the virus and any variant strains thereof and provide a runway for continued growth during the recovery from the COVID-19 pandemic.

The changes in our revenues and operating results, including the impacts of COVID-19 pandemic related matters for the nine months ended September 30, 2021 and the year ended December 31, 2020, are discussed in further detail in “Results of Operations.” For a further discussion of these and other COVID-19 related risks, see “Risk Factors—Risks Relating to COVID-19.”

U.S. Tax Reform

In April 2021, U.S. President Joseph Biden proposed changes to the U.S. tax system and, in September 2021, the House Ways & Means Committee approved a draft reconciliation bill, which included changes to the U.S. tax system which differed in a number of respects from the President’s proposal. The proposals under discussion have included changes to the U.S. corporate tax system that would increase U.S. corporate tax rates, although the most recent proposals do not include any such rate increase, and changes that would raise the tax rate on and make other changes to the taxation of Global Intangible Low Tax Income earned by foreign subsidiaries. Also under consideration are modifications to the Base Erosion and Anti-Abuse Tax (“BEAT”), which would tax certain payments, including some that are related to inventory, made to affiliates that are subject to an effective tax rate of less than 10%. The draft reconciliation bill includes additional limitations on the participation exemption for foreign dividends received and interest expense. In addition, the draft reconciliation bill reduces the carryforward period for unused interest expense to five years and introduces an excise tax on certain pharmaceutical products that are non-compliant with the proposed drug pricing legislation. We are unable to predict which, if any, U.S. tax reform proposals will be enacted into law, and what effects any enacted legislation might have on our liability for U.S. corporate tax. However, it is possible that the enactment of changes in the U.S. corporate tax system could have a material adverse effect on our liability for U.S. corporate tax and our consolidated effective tax rate.

Global Minimum Corporate Tax Rate

On October 8, 2021, the Inclusive Framework published a statement updating and finalizing the key components of a two-pillar plan on global tax reform originally agreed on July 1, 2021, and a timetable for implementation by 2023. The Inclusive Framework plan has now been agreed to by 136 OECD members, including several countries which did not agree to the initial plan. Under pillar one, taxing rights over multinational businesses with global turnover above €20 billion and a profit margin above 10% will generally be re-allocated to market jurisdictions. Under pillar two, the Inclusive Framework has agreed on a global minimum corporate tax rate of 15% for companies with revenue above €750 million, calculated on a country-by-country basis. On October 30, 2021, the G20 formally endorsed the new global minimum corporate tax rate rules. The Inclusive Framework agreement must now be implemented by the OECD Members who have agreed to the plan, effective in 2023. We will continue to monitor the implementation of the Inclusive Framework agreement by the countries in which we operate. While we are unable to predict when and how the Inclusive Framework agreement will be enacted into law in these countries, it is possible that the implementation of the Inclusive Framework agreement, including the global minimum corporate tax rate, could have a material effect on our liability for corporate taxes and our consolidated effective tax rate.

Components of Our Operating Results

Revenues

Our revenues are generated from the following sources:

•

Systems are energy-based aesthetic medical devices for aesthetic applications and consist of one or more handpieces, a console that incorporates a graphical user interface, an energy source and electronics, and a disposable treatment tip.

•	Treatment tips and other consumables used with the energy-based aesthetic medical devices available to be purchased separately from the systems.

•	Other revenue primarily from: (i) services for extended warranty contracts and (ii) fees for services and repairs not covered by a warranty contract.

Our revenues primarily fall into the following four franchises:

•	Thermage® system—The Thermage® system is a non-invasive RF therapy that can help smooth, tighten and contour skin and provide an overall younger-looking appearance.

•

Clear + Brilliant® system—The Clear + Brilliant® system uses fractional laser technology to address and prevent the early signs of aging skin. Specifically, treatments can help prevent the worsening of fine lines or wrinkles due to aging or sun damage, as well as uneven pigmentation.

•

Fraxel® system—The Fraxel® system improves tone, texture and radiance for aging, sun-damaged or scarred skin. It uses a fractional resurfacing laser which is more intense than Clear + Brilliant® to penetrate deeper into the skin. Next generation Fraxel® is effective on fine lines and wrinkles (i.e. crow’s feet and brow lines), surface scarring, pigmentation, age spots, melasma, sun damage and AK.

•	VASER® system—The VASER®lipo system uses ultrasound energy for aesthetic body contouring.

Cost of Goods Sold (excluding amortization of intangible assets)

Cost of goods sold primarily includes: manufacturing and packaging; the cost of products we purchase from third parties; depreciation of our manufacturing facility and equipment; and adjustments to inventories. Cost of goods sold typically vary between periods as a result of product mix, volume, changes in foreign currency and inflation. Cost of goods sold excludes the amortization of intangible assets.

Selling, General and Administrative Expenses

Selling, general, and administrative (“SG&A”) expenses primarily include: employee compensation associated with sales and marketing, finance, legal, information technology, human resources and other administrative functions; and consultancy costs; product promotion expenses; overhead and occupancy costs; depreciation of facilities and equipment; and other general and administrative costs.

Research and Development Expenses

Included in Research and development are costs related to our product development and quality assurance programs. Expenses related to product development include: employee compensation costs; overhead and occupancy costs; depreciation of R&D facilities and equipment; clinical trial costs; clinical manufacturing and scale-up costs; and other third-party development costs. Quality assurance are the costs incurred to meet evolving customer and regulatory standards and include: employee compensation costs; overhead and occupancy costs; amortization of software; and other third-party costs.

Amortization of Intangible Assets

Intangible assets with finite lives are amortized using the straight-line method over their estimated useful lives, generally 7 to 15 years. Management continually assesses the useful lives related to the Business’s long-lived assets to reflect the most current assumptions.

Asset impairments

Long-lived assets with finite lives are tested for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. The Company continues to monitor the recoverability of its finite-lived intangible assets and tests the intangible assets for impairment if indicators of impairment are present.

Foreign Exchange and Other

Foreign exchange and other primarily includes transactional gains/losses from the revaluation of certain assets and liabilities denominated in foreign currencies other than the Business’s functional currencies.

Income Taxes

Income taxes are accounted for under the liability method. Deferred tax assets and liabilities are recognized for the temporary differences between the financial statement and income tax bases of assets and liabilities, and for operating losses and tax credit carryforwards. A valuation allowance is provided for the portion of deferred tax assets that is more likely than not to remain unrealized. Deferred tax assets and liabilities are measured using enacted tax rates and laws. Deferred tax assets for outside basis differences in investments in subsidiaries are only recognized if the difference will be realized in the foreseeable future.

The tax benefit from an uncertain tax position is recognized only if it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority, based on the technical merits of the position. The tax benefits recognized from such positions are measured based on the amount for which there is a greater than 50% likelihood of being realized upon settlement. Liabilities associated with uncertain tax positions are classified as long-term unless expected to be paid within one year. Interest and penalties related to uncertain tax positions, if any, are recorded in the income taxes and classified with the related liability on the Combined Balance Sheets.

Financial Performance Highlights

The following table provides financial performance highlights for the nine months ended September 30, 2021 and 2020:

	Nine Months Ended September 30,
(in millions)	2021	2020	Change
Revenues	$218.7	$165.5	$53.2
Operating income	$89.0	$55.5	$33.5
Income before income taxes	$89.0	$55.7	$33.3
Net income	$72.8	$45.3	$27.5

Summary of Nine Months Ended September 30, 2021 Compared with Nine Months Ended September 30, 2020

Revenues for the nine months ended September 30, 2021 and 2020 were $218.7 million and $165.5 million, respectively, an increase of $53.2 million, or 32%. The increase was primarily driven by: (i) higher volumes across all franchises and categories of $42.3 million, (ii) the favorable effect of foreign currencies of $9.8 million and (iii) higher net realized pricing of $1.1 million.

Operating income for the nine months ended September 30, 2021 and 2020 was $89.0 million and $55.5 million, respectively, an increase of $33.5 million which reflects, among other factors:

•

an increase in Gross profit of $47.4 million or Contribution (non-GAAP) (revenues less cost of goods sold, excluding amortization of intangible assets) of $46.9 million. The increase was primarily driven by the increase in revenues, as previously discussed;

•

an increase in SG&A expenses of $12.2 million primarily attributable to: (i) higher selling, advertising and promotion expenses in support of the launch of the next generation Clear + Brilliant® Touch system and (ii) the impacts of the non-recurrence of certain profit protection measures taken in 2020 to manage and reduce operating expenses during the COVID-19 pandemic;

•	an increase in R&D expenses of $1.7 million; and

•	a decrease in Amortization of intangible assets of $0.5 million, due to fully amortized intangible assets no longer being amortized in 2021.

Operating income for the nine months ended September 30, 2021 and 2020 was $89.0 million and $55.5 million, respectively, and includes non-cash charges for Depreciation and amortization of intangible assets of $15.2 million and $15.3 million and Share-based compensation of $3.4 million and $2.5 million, respectively.

Net income for the nine months ended September 30, 2021 and 2020 was $72.8 million and $45.3 million, respectively, an increase in our results of $27.5 million and was primarily due to the increase in our operating results of $33.5 million, as previously discussed partially offset by: (i) an unfavorable change in the Income taxes of $5.8 million and (ii) an unfavorable net change in Foreign exchange and other of $0.2 million.

The following table provides financial performance highlights for each of the last three years:

	Years Ended December 31,			Change
(in millions)	2020	2019	2018	2019 to 2020	2018 to 2019
Revenues	$252.6	$193.9	$135.2	$58.7	$58.7
Operating income	$93.0	$47.2	$15.5	$45.8	$31.7
Income before income taxes	$93.6	$46.7	$14.9	$46.9	$31.8
Net income	$76.1	$40.9	$13.7	$35.2	$27.2

Summary of 2020 Compared with 2019

Revenues for 2020 and 2019 were $252.6 million and $193.9 million, respectively, an increase of $58.7 million, or 30%. The increase was primarily driven by: (i) net higher volumes of $50.3 million due to increased demand for Thermage® systems and Thermage® tips and other consumables, partially offset by lower sales related to our Clear + Brilliant®, Fraxel® and VASER® franchises primarily due to the impacts of social restrictions and other precautionary measures taken in response to the COVID-19 pandemic, as discussed in the previous section titled “—Business Trends—Impacts of COVID-19 Pandemic,” (ii) higher pricing of $5.8 million and (iii) the favorable effect of foreign currencies of $2.6 million.

Operating income for 2020 and 2019 was $93.0 million and $47.2 million, respectively, an increase of $45.8 million which reflects, among other factors:

•	an increase in Gross profit of $48.1 million or Contribution (non-GAAP) of $48.1 million primarily driven by the increase in revenues, as previously discussed;

•

an increase in SG&A expenses of $4.0 million, primarily attributable to higher selling, advertising and promotion expenses in support of our launches of next generation Thermage® FLX system into new regions;

•	an increase in R&D of $2.7 million;

•	a decrease in Asset impairments of $3.6 million attributable to the full impairment related to Acquired In-process research and development (“IPR&D”) not placed in service in 2019; and

•

a decrease in Other expense (income), net of $0.8 million, related to adjustments in 2019 not recurring in 2020 for Litigation and other matters of $0.9 million partially offset by adjustments to Acquisition-related contingent consideration of $0.1 million.

Operating income for 2020 and 2019 was $93.0 million and $47.2 million, respectively, and includes non-cash charges for Depreciation and amortization of intangible assets of $20.5 million and $20.2 million, Asset impairments of $0 and $3.6 million and Share-based compensation of $3.5 million and $2.5 million, respectively.

Income before income taxes for 2020 and 2019 was $93.6 million and $46.7 million, respectively, an increase of $46.9 million and is primarily attributable to: (i) the increase in our operating results of $45.8 million, as previously discussed, and (ii) a favorable net change in Foreign exchange and other of $1.1 million.

Net income for 2020 and 2019 was $76.1 million and $40.9 million, an increase of $35.2 million and was primarily due to the increase in Income before income taxes of $46.9 million, as previously discussed, partially offset by an increase in Income taxes of $11.7 million.

Summary of 2019 Compared with 2018

Revenues for 2019 and 2018 were $193.9 million and $135.2 million, respectively, an increase of $58.7 million, or 43%. The increase was primarily driven by: (i) net higher volumes of $59.3 million primarily due to increased demand for Thermage® systems and Thermage® tips and other consumables and (ii) higher pricing of $2.2 million, partially offset by the unfavorable effect of foreign currencies of $2.8 million.

Operating income for 2019 and 2018 was $47.2 million and $15.5 million, respectively, an increase of $31.7 million which reflects, among other factors:

•	an increase in Gross profit of $47.2 million or Contribution (non-GAAP) of $47.2 million primarily driven by the increase in revenues, as previously discussed;

•	an increase in SG&A of $8.4 million, primarily attributable to higher selling, advertising and promotion expenses in support of our launches of next generation Thermage® FLX system into new regions;

•	an increase in R&D of $2.1 million;

•	an increase in Asset impairments of $3.6 million attributable to the full impairment related to Acquired IPR&D not placed in service in 2019; and

•

an increase in Other expense (income), net of $1.4 million, related to higher adjustments in 2019 for Litigation and other matters of $0.8 million and lower favorable adjustments in 2019 for Acquisition-related contingent consideration of $0.6 million.

Operating income for 2019 and 2018 of $47.2 million and $15.5 million, respectively, includes non-cash charges for Depreciation and amortization of intangible assets of $20.2 million and $21.0 million, Asset impairments of $3.6 million and $0 and Share-based compensation of $2.5 million and $1.7 million, respectively.

Income before income taxes for 2019 and 2018 was $46.7 million and $14.9 million, respectively, an increase of $31.8 million, primarily attributable to the increase in our operating results of $31.7 million, as previously discussed.

Net income for 2019 and 2018 was $40.9 million and $13.7 million, respectively, an increase of $27.2 million, primarily attributable to the increase in Income before income taxes of $31.8 million, as previously discussed, partially offset by the increase in Income taxes of $4.6 million.

Interim Results of Operations

Our results for the nine months ended September 30, 2021 and 2020 were as follows:

	Nine Months Ended September 30,		Change 2020 to 2021
(in millions)	2021	2020
Revenues	$218.7	$165.5	$53.2

Expenses
Cost of goods sold (excluding amortization of intangible assets)	49.1	42.8	6.3
Selling, general and administrative	54.7	42.5	12.2
Research and development	12.4	10.7	1.7
Amortization of intangible assets	13.5	14.0	(0.5)

	129.7	110.0	19.7

Operating income	89.0	55.5	33.5
Foreign exchange and other	—	0.2	(0.2)

Income before income taxes	89.0	55.7	33.3
Income taxes	16.2	10.4	5.8

Net income	$72.8	$45.3	$27.5

Nine Months Ended September 30, 2021 Compared with Nine Months Ended September 30, 2020

Revenues

Our revenues by franchise, category and region for the nine months ended September 30, 2021 and 2020 were follows:

	Nine Months Ended September 30,				Change
	2021		2020		2020 to 2021
(in millions)	Amount	Pct.	Amount	Pct.	Amount	Pct.
Revenues by Franchise
Thermage®	$170.2	78%	$139.6	84%	$30.6	22%
Clear + Brilliant®	18.5	8%	7.8	5%	10.7	137%
Fraxel®	12.4	6%	7.0	4%	5.4	77%
VASER®	16.6	8%	10.4	6%	6.2	60%
Other	1.0	—%	0.7	1%	0.3	43%

Total revenues	$218.7	100%	$165.5	100%	$53.2	32%

Revenues by Category
Systems	$56.9	26%	$51.4	32%	$5.5	11%
Tips and other consumables	156.0	71%	110.0	66%	46.0	42%

Revenues from product sales	212.9	97%	161.4	98%	51.5	32%
Other revenues(1)	5.8	3%	4.1	2%	1.7	41%

Total revenues	$218.7	100%	$165.5	100%	$53.2	32%

Revenues by Region
Asia Pacific	$147.2	67%	$116.6	71%	$30.6	26%
North America	58.2	27%	33.0	19%	25.2	76%
Europe/Middle East	11.5	5%	15.1	9%	(3.6)	(24)%
Other	1.8	1%	0.8	1%	1.0	125%

Total revenues	$218.7	100%	$165.5	100%	$53.2	32%

(1)	Other revenue primarily consists of: (i) services for extended warranty contracts and (ii) fees for services and repairs not covered by a warranty contract.

Our revenues were $218.7 million and $165.5 million for the nine months ended September 30, 2021 and 2020, respectively, an increase of $53.2 million, or 32%. The increase was primarily driven by: (i) higher volumes across all franchises and categories of $42.3 million, (ii) the favorable effect of foreign currencies of $9.8 million and (iii) higher net realized pricing of $1.1 million.

The higher volumes were primarily driven by: (i) an increase in Thermage® tips and other consumables sales in 2021 driven by systems sold in 2020 and early 2021, primarily in China and the U.S., (ii) the positive impacts from the recovery from the COVID-19 pandemic and the easing of certain social restrictions, as previously discussed, which positively impacted all franchises, categories and regions in 2021 and (iii) an increase in systems sold driven by the U.S. launch of the next generation Clear + Brilliant® Touch laser system in January 2021.

As previously discussed in “—Business Trends—Impacts of COVID-19 Pandemic,” at the current pace of the recovery, we anticipate continued year-over-year revenue growth through the remainder of 2021, however as our revenues were most negatively impacted by the social restrictions and other precautionary measures taken in response to the COVID-19 pandemic during the first half of 2020, we expect the rate of growth for the remainder of 2021 to be lower than the year-over-year revenue growth for the nine months ended September 30, 2021. We also expect the rate of recovery to vary by geography and to be dependent upon, among other things, the availability and effectiveness of vaccines for the COVID-19 virus, rates of economic recovery, the rate at which remaining social restrictions are lifted and once lifted, the presumption that social restrictions will not be materially reenacted in the event of a resurgence of the virus and other actions taken in response to the COVID-19 pandemic. For instance, certain regions within APAC (such as Vietnam, the Philippines and Thailand), Europe (such as Spain and Germany) and Australia, among others, maintained or reinstituted certain social restrictions during 2021 and, as a result, our revenues in these regions during the nine months ended September 30, 2021 did not experience the year-over-year growth that we experienced in other regions, such as China, the U.S., South Korea, Canada, Hong Kong and Taiwan. As the COVID-19 pandemic remains a very fluid situation, it is difficult to predict what impact, if any, existing and new social restrictions may have on our revenues for the remainder of 2021. See “Risk Factors—Risks Relating to COVID-19—The ongoing COVID-19 pandemic, the rapidly evolving reaction of governments, private sector participants and the public to that pandemic and/or the associated economic impact of the pandemic and the reactions to it, has impacted us in the past, and could in the future adversely and materially impact our business, financial condition, cash flows and results of operations.”

Operating Expenses

Cost of Goods Sold (excluding amortization of intangible assets)

Cost of goods sold was $49.1 million and $42.8 million for the nine months ended September 30, 2021 and 2020, respectively, an increase of $6.3 million, or 15%, primarily driven by net higher volumes, as previously discussed. Cost of goods sold as a percentage of revenues was 22.5% and 25.9% for the nine months ended September 30, 2021 and 2020, respectively, a decrease of 3.4 percentage points. Costs of goods sold as a percentage of revenues was favorably impacted as a result of: (i) higher percentage of sales of tips and other consumables which generally have higher gross margins and (ii) higher net realized pricing.

Selling, General and Administrative Expenses

SG&A expenses were $54.7 million and $42.5 million for the nine months ended September 30, 2021 and 2020, respectively, an increase of $12.2 million, or 29%. The increase was primarily attributable to: (i) higher selling, advertising and promotion expenses in support of the launch of the next generation Clear + Brilliant® Touch system and (ii) the impacts of the non-recurrence of certain profit protection measures taken in 2020, such as reducing advertising, selling and other promotional activities, to manage certain operating expenses during the COVID-19 pandemic.

In 2021, we began allocating more resources to selling and other promotional activities in support of our existing products, product launches and products in development. Should the pace of recovery accelerate in the geographies in which we operate, we expect to allocate more resources to these activities to drive sustainable revenue and profit growth, in continued support of the launches of our Thermage® FLX and Clear + Brilliant® Touch systems in their current and additional markets. As a result, if the recovery from the COVID-19 pandemic continues, we expect our operating expenses for the remainder of 2021 to exceed our operating expenses in 2020 for the same period.

Research and Development Expenses

R&D expenses were $12.4 million and $10.7 million for the nine months ended September 30, 2021 and 2020, respectively, an increase of $1.7 million, or 16%. R&D expenses as a percentage of revenues were approximately 6% and 6% for the nine months ended September 30, 2021 and 2020, respectively.

Amortization of Intangible Assets

Amortization of intangible assets was $13.5 million and $14.0 million for the nine months ended September 30, 2021 and 2020, respectively, a decrease of $0.5 million, or 4%, and is due to fully amortized intangible assets no longer being amortized in 2021.

See Note 6, “INTANGIBLE ASSETS” to our unaudited interim Combined Financial Statements for further details related to our intangible assets.

Income Taxes

Income taxes were $16.2 million and $10.4 million for the nine months ended September 30, 2021 and 2020, respectively, an increase of $5.8 million, which was primarily attributable to the year over year increase in our pre-tax earnings.

See Note 9, “INCOME TAXES” to our unaudited interim Combined Financial Statements for further details regarding income taxes.

Annual Results of Operations

Our results for the years 2020, 2019 and 2018 were as follows:

	Years Ended December 31,			Change
(in millions)	2020	2019	2018	2019 to 2020	2018 to 2019
Revenues	$252.6	$193.9	$135.2	$58.7	$58.7

Expenses
Cost of goods sold (excluding amortization of intangible assets)	62.9	52.3	40.8	10.6	11.5
Selling, general and administrative	62.6	58.6	50.2	4.0	8.4
Research and development	15.4	12.7	10.6	2.7	2.1
Amortization of intangible assets	18.7	18.7	18.7	—	—
Asset impairments	—	3.6	—	(3.6)	3.6
Other expense (income), net	—	0.8	(0.6)	(0.8)	1.4

	159.6	146.7	119.7	12.9	27.0

Operating income	93.0	47.2	15.5	45.8	31.7
Foreign exchange and other	0.6	(0.5)	(0.6)	1.1	0.1

Income before income taxes	93.6	46.7	14.9	46.9	31.8
Income taxes	17.5	5.8	1.2	11.7	4.6

Net income	$76.1	$40.9	$13.7	$35.2	$27.2

2020 Compared with 2019

Revenues

Our revenues by franchise, category and region for the years 2020 and 2019 were follows:

	Years Ended December 31,				Change
	2020		2019		2019 to 2020
(in millions)	Amount	Pct.	Amount	Pct.	Amount	Pct.
Revenues by Franchise
Thermage®	$210.4	84%	$142.8	74%	$67.6	47%
Clear + Brilliant®	13.3	5%	18.0	9%	(4.7)	(26)%
Fraxel®	12.2	5%	13.7	7%	(1.5)	(11)%
VASER®	15.8	6%	18.1	9%	(2.3)	(13)%
Other	0.9	—%	1.3	1%	(0.4)	(31)%

Total revenues	$252.6	100%	$193.9	100%	$58.7	30%

Revenues by Category
Systems	$78.3	31%	$61.1	32%	$17.2	28%
Tips and other consumables	168.3	67%	126.9	65%	41.4	33%

Revenues from product sales	246.6	98%	188.0	97%	58.6	31%
Other revenues	6.0	2%	5.9	3%	0.1	2%

Total revenues	$252.6	100%	$193.9	100%	$58.7	30%

Revenues by Region
Asia Pacific	$171.1	68%	$115.7	60%	$55.4	48%
North America	57.7	23%	62.5	32%	(4.8)	(8)%
Europe/Middle East	22.2	8%	13.2	7%	9.0	68%
Other	1.6	1%	2.3	1%	(0.7)	(30)%

Total revenues	$252.6	100%	$193.9	100%	$58.9	30%

Our revenues were $252.6 million and $193.9 million for 2020 and 2019, respectively, an increase of $58.7 million, or 30%. The increase was primarily driven by: (i) net higher volumes of $50.3 million due to increased demand for Thermage® systems and Thermage® tips and other consumables, partially offset by lower sales related to our Clear + Brilliant®, Fraxel® and VASER® franchises primarily due to the impacts of social restrictions and other precautionary measures taken in response to the COVID-19 pandemic, as discussed in “—Business Trends—Impacts of COVID-19 Pandemic,” (ii) higher pricing of $5.8 million and (iii) the favorable effect of foreign currencies of $2.6 million.

The increased demand for Thermage® systems and Thermage® tips and other consumables is primarily attributable to additional launches of next generation Thermage® FLX, a fourth-generation non-invasive treatment option using an RF platform designed to optimize key functional characteristics and improve patient outcomes. Next generation Thermage® FLX was launched in Hong Kong, Japan, Korea, Chinese Taipei, Philippines, Singapore, Indonesia, Malaysia, China, Thailand, Vietnam, and Australia during 2018 and 2019. These launches have been successful as next generation Thermage® FLX revenues for systems and tips and other consumables for 2020 and 2019 were $142.5 million and $77.5 million, respectively. We expect additional launches of next generation Thermage® FLX in Europe in the near term, paced by country-specific regulatory registrations.

Presuming there continues to be increased availability of effective vaccines and any resurgence of the COVID-19 virus and variant strains such as the delta variant do not have a material adverse impact on efforts to contain the COVID-19 virus, the Business anticipates an ongoing, gradual global recovery from the significant social and macroeconomic impacts of the pandemic and we anticipate that our revenues for our Clear + Brilliant®, Fraxel® and VASER® franchises will likely return to their pre-pandemic levels in 2021. However, the rates of recovery will vary by geography and will be dependent upon, among other things, the availability and effectiveness of vaccines for the

COVID-19 virus and variant strains thereof, government responses, rates of economic recovery, precautionary measures taken by patients and customers, the rate at which remaining social restrictions are lifted and once lifted, the presumption that social restrictions will not be materially reenacted in the event of a resurgence of the virus or variant strains thereof and other actions taken in response to the COVID-19 pandemic.

Operating Expenses

Cost of Goods Sold (excluding amortization of intangible assets)

Cost of goods sold was $62.9 million and $52.3 million for 2020 and 2019, respectively, an increase of $10.6 million, or 20%, primarily driven by net higher volumes, as previously discussed. Cost of goods sold as a percentage of revenues was 24.9% and 27.0% for 2020 and 2019, respectively, a decrease of 2.1 percentage points. Costs of goods sold as a percentage of revenues was favorably impacted as a result of: (i) higher sales of tips and other consumables which generally have higher gross margins and (ii) higher pricing.

Selling, General and Administrative Expenses

SG&A expenses were $62.6 million and $58.6 million for 2020 and 2019, respectively, an increase of $4.0 million, or 7%. The increase was primarily attributable to higher selling, advertising and promotion expenses in support of our launches of next generation Thermage® FLX system into new regions, as previously discussed.

In 2021, we began allocating more resources to selling and other promotional activities in support of our existing products, product launches and products in development. Should the pace of recovery in each geography accelerate, we expect to allocate more resources to these activities to drive sustainable revenue and profit growth, including the continued support of our launches of our next generation Thermage® FLX and Clear + Brilliant® Touch system. As a result, if the recovery from the COVID-19 pandemic continues, we expect to see our operating expenses in 2021 exceed our operating expenses in 2020.

Research and Development Expenses

R&D expenses were $15.4 million and $12.7 million for 2020 and 2019, respectively, an increase of $2.7 million, or 21%. The increase is primarily attributable to higher R&D costs specifically identified to the Business in 2020 as compared to 2019. R&D expenses as a percentage of revenues were approximately 6% and 7% for 2020 and 2019, respectively.

Amortization of Intangible Assets

Amortization of intangible assets was $18.7 million and $18.7 million for 2020 and 2019, respectively.

See Note 7, “Intangible Assets and Goodwill” to our audited combined financial statements for further details related to our intangible assets.

Asset impairments

Asset impairments, were $0 and $3.6 million for 2020 and 2019, respectively, a decrease of $3.6 million. Asset impairments in 2019 represents the full impairment of certain acquired IPR&D.

Other expense (income), net

Other expense (income), net for 2020 and 2019 consists of the following:

(in millions)	2020	2019
Litigation and other matters	$—	$0.9
Acquisition-related contingent consideration	—	(0.1)

Other expense (income), net	$—	$0.8

Foreign Exchange and Other

Foreign exchange and other was a gain of $0.6 million and a loss of $0.5 million for 2020 and 2019, respectively, a favorable net change of $1.1 million.

Income Taxes

Income taxes were $17.5 million and $5.8 million in 2020 and 2019, respectively, an increase of $11.7 million, which was primarily attributable to the year over year increase in our pre-tax earnings.

In 2020 and 2019, our effective tax rate differs from the Canadian income tax rate primarily due to foreign tax rate differentials. Our consolidated foreign rate differential reflects the net total tax cost or benefit on income earned or losses incurred in jurisdictions outside of Canada as compared to the net total tax cost or benefit of such income (on a jurisdictional basis) at the Canadian statutory rate of 26.9%. Tax costs below the Canadian statutory rate generate a beneficial foreign rate differential as do tax benefits generated in jurisdictions where the statutory tax rate exceeds the Canadian statutory tax rate. The net total foreign rate differentials generated in each jurisdiction in which we operate is not expected to bear a direct relationship to the net total amount of foreign income (or loss) earned outside of Canada.

See Note 14, “Income Taxes” to our audited combined financial statements for further details regarding income taxes.

2019 Compared with 2018

Revenues

Our revenues by franchise, category and region for the years 2019 and 2018 were follows:

	Years Ended December 31,				Change
	2019		2018		2018 to 2019
(in millions)	Amount	Pct.	Amount	Pct.	Amount	Pct.
Revenues by Franchise
Thermage®	$142.8	74%	$84.8	63%	$58.0	68%
Clear + Brilliant®	18.0	9%	16.3	12%	1.7	10%
Fraxel®	13.7	7%	15.1	11%	(1.4)	(9)%
VASER®	18.1	9%	16.3	12%	1.8	11%
Other	1.3	1%	2.7	2%	(1.4)	(52)%

Total revenues	$193.9	100%	$135.2	100%	$58.7	43%

Revenues by Category
Systems	$61.1	32%	$43.4	32%	$17.7	41%
Tips and other consumables	126.9	65%	85.9	64%	41.0	48%

Revenues from product sales	188.0	97%	129.3	96%	58.7	45%
Other revenues	5.9	3%	5.9	4%	—	—%

Total revenues	$193.9	100%	$135.2	100%	$58.7	43%

Revenues by Region
Asia Pacific	$115.7	60%	$69.8	52%	$45.9	66%
North America	62.5	32%	52.9	39%	9.6	18%
Europe/Middle East	13.4	7%	10.3	7%	3.1	30%
Other	2.3	1%	2.2	2%	0.1	5%

Total revenues	$193.9	100%	$135.2	100%	$58.7	43%

Our revenues were $193.9 million and $135.2 million for 2019 and 2018, respectively, an increase of $58.7 million, or 43%, primarily driven by: (i) net higher volumes of $59.3 million primarily due to increased demand for Thermage® systems and Thermage® tips and other consumables and (ii) higher pricing of $2.2 million, partially offset by the unfavorable effect of foreign currencies of $2.8 million.

The increase in revenue is primarily attributable to launches of next generation Thermage® FLX. Next generation Thermage® FLX was launched in the U.S. at the end of 2017 and launched in Hong Kong, Japan, Korea, Chinese Taipei, Philippines, Singapore, Indonesia, Malaysia, China, Thailand, Vietnam, and Australia during 2018 and 2019.

Operating Expenses

Cost of Goods Sold (excluding amortization of intangible assets)

Cost of goods sold was $52.3 million and $40.8 million in 2019 and 2018, respectively, an increase of $11.5 million, or 28%, primarily driven by net higher volumes, as previously discussed. Cost of goods sold as a percentage of revenues was 27.0% and 30.2% for 2019 and 2018, respectively, a decrease of 3.2 percentage points and is primarily attributable to: (i) higher sales of tips and other consumables which generally have higher gross margins and (ii) higher pricing.

Selling, General and Administrative Expenses

SG&A expenses were $58.6 million and $50.2 million for 2019 and 2018, respectively, an increase of $8.4 million, or 17%. The increase was primarily attributable to higher selling, advertising and promotion expenses in support of our launches of next generation Thermage® FLX system into new regions, as previously discussed.

Research and Development Expenses

R&D expenses were $12.7 million and $10.6 million for 2019 and 2018, respectively, an increase of $2.1 million, or 20%. The increase is primarily attributable to higher R&D costs specifically identified to the Business in 2019 as compared to 2018. R&D expenses as a percentage of revenues were approximately 7% and 8% for 2019 and 2018, respectively.

Amortization of Intangible Assets

Amortization of intangible assets was $18.7 million and $18.7 million for 2019 and 2018, respectively.

Asset impairments

Asset impairments, were $3.6 million and $0 for 2019 and 2018, respectively, an increase of $3.6 million. Asset impairments in 2019 represents the full impairment of certain acquired IPR&D.

Other expense (income), net

Other expense (income), net for 2019 and 2018 consists of the following:

(in millions)	2019	2018
Litigation and other matters	$0.9	$0.1
Acquisition-related contingent consideration	(0.1)	(0.7)

Other expense (income), net	$0.8	$(0.6)

Litigation and other matters includes other amounts provided for certain matters discussed in Note 15, “Legal Proceedings” to our audited combined financial statements.

Foreign Exchange and Other

Foreign exchange and other was a loss of $0.5 million and $0.6 million for 2019 and 2018, respectively.

Income Taxes

Income taxes were $5.8 million and $1.2 million for 2019 and 2018, respectively, an increase of $4.6 million which was primarily attributable to the year over year increase in our pre-tax earnings. In 2019 and 2018, our effective tax rate differs from the Canadian income tax rate primarily due to foreign tax rate differentials.

See Note 14, “Income Taxes” to our audited combined financial statements for further details regarding income taxes.

Non-GAAP Information

To supplement the financial measures prepared in accordance with U.S. GAAP, the Business uses certain non-GAAP financial measures, including: (i) Contribution (non-GAAP), (ii) Contribution margin (non-GAAP), (iii) Adjusted net income (non-GAAP), (iv) EBITDA (non-GAAP), (v) Adjusted EBITDA (non-GAAP), (vi) Adjusted EBITDA margin (non-GAAP) and (vii) Free cash flows (non-GAAP) to provide supplemental information to readers. Management believes that these non-GAAP measures, along with the U.S. GAAP measures used by management, most appropriately reflect how the Business measures its business internally and sets operational goals and incentives. In particular, the Business believes that these non-GAAP measures are useful in evaluating current performance and focus management on the Business’s underlying operational results. As a result, the Business uses these non-GAAP measures both to assess the actual financial performance of the Business and to forecast future results as part of its guidance.

However, these non-GAAP measures are not prepared in accordance with U.S. GAAP nor do they have a standardized meaning under U.S. GAAP. In addition, other companies may use similarly titled non-GAAP financial measures that are calculated differently from the way we calculate such measures. Accordingly, our non-GAAP measures may not be comparable to such similarly titled non-GAAP financial measures used by other companies. We caution investors not to place undue reliance on such non-GAAP measures, but instead to consider it with the most directly comparable GAAP measure. These non-GAAP measures have limitations as analytical tools and should not be considered in isolation. These non-GAAP measures should be considered supplements to, not substitutes for, or superior to, the corresponding measures calculated in accordance with GAAP.

Contribution (non-GAAP) and Contribution margin (non-GAAP)

We define Contribution (non-GAAP) as U.S. GAAP Gross profit (its most directly comparable U.S. GAAP financial measure) adjusted for amortization of intangible assets. In accordance with U.S. GAAP, Gross profit represents Revenues less Costs of goods sold (excluding amortization of intangible assets) less Amortization of intangible assets as presented in the Business’s Combined Statements of Income. Contribution margin (non-GAAP) is Contribution (non-GAAP) divided by Revenues. Contribution (non-GAAP) and Contribution margin (non-GAAP) are measures used by our management to understand and evaluate our operating performance and trends. Contribution (non-GAAP) excludes amortization of intangible assets, which is a non-cash charge that can be impacted by, among other things, the timing and magnitude of acquisitions. We believe that the assessment of our operations excluding non-cash charges for amortization of intangible assets is relevant to our assessment of internal operations and comparisons to the performance of our competitors.

The unaudited reconciliation of U.S. GAAP Gross profit to Contribution (non-GAAP) is presented below:

	Nine Months Ended September 30,		Years Ended December 31,
(in millions)	2021	2020	2020	2019	2018
Revenues	$218.7	$165.5	$252.6	$193.9	$135.2
Costs of goods sold (excluding amortization of intangible assets)	(49.1)	(42.8)	(62.9)	(52.3)	(40.8)
Amortization of intangible assets	(13.5)	(14.0)	(18.7)	(18.7)	(18.7)

Gross profit	156.1	108.7	171.0	122.9	75.7
Amortization of intangible assets	13.5	14.0	18.7	18.7	18.7

Contribution (non-GAAP)	$169.6	$122.7	$189.7	$141.6	$94.4

Adjusted Net Income (non-GAAP)

Adjusted net income (non-GAAP) is Net income (its most directly comparable U.S. GAAP financial measure) adjusted for amortization of intangible assets, as described above, and further adjusted for asset impairments, IT infrastructure costs, litigation and other matters, and acquisition-related contingent consideration, as these adjustments are described below:

•

Asset impairments: The Business has excluded the impact of impairments of finite-lived and indefinite-lived intangible assets as such amounts are inconsistent in amount and frequency and are significantly impacted by the timing and/or size of acquisitions and divestitures. The Business believes that the adjustments of these items correlate with the sustainability of the Business’s operating performance. Although the Business excludes impairments of intangible assets from measuring the performance of its business, the Business believes that it is important for investors to understand that intangible assets contribute to revenue generation.

•

IT infrastructure costs: The Business has excluded IT infrastructure investment, that are the result of other, non-comparable events to measure operating performance. These events arise outside of the ordinary course of continuing operations. However, investors should understand that many of these costs could recur.

•

Litigation and other matters: The Business has excluded certain legal costs and other professional fees. Given the unique nature of the matters relating to these costs, the Company believes these items are not routine operating expenses. For example, legal settlements and judgments vary significantly, in their nature, size and frequency, and, due to this volatility, the Company believes the costs associated with legal settlements and judgments are not routine operating expenses. The Business believes that the exclusion of such out-of-the-ordinary-course amounts provides supplemental information to assist in the comparison of the financial results of the Business from period to period and, therefore, provides useful supplemental information to investors. However, investors should understand that many of these costs could recur and that companies in our industry often face litigation.

•

Acquisition-related contingent consideration: The Business has excluded the impact of acquisition-related contingent consideration non-cash adjustments due to the inherent uncertainty and volatility associated with such amounts based on changes in assumptions with respect to fair value estimates, and the amount and frequency of such adjustments is not consistent and is significantly impacted by the timing and size of the Business’s acquisitions, as well as the nature of the agreed-upon consideration.

Adjusted net income (non-GAAP) excludes the impact of these certain items that may obscure trends in the Business’ underlying performance. Management uses Adjusted net income (non-GAAP) for strategic decision making, forecasting future results and evaluating current performance. The unaudited reconciliation of Net income, which is a U.S. GAAP measure, to Adjusted net income (non-GAAP) is presented below:

	Nine Months Ended September 30,		Years Ended December 31,
(in millions)	2021	2020	2020	2019	2018
Net income	$72.8	$45.3	$76.1	$40.9	$13.7
Adjustments:
Amortization of intangible assets	13.5	14.0	18.7	18.7	18.7
Asset impairments	—	—	—	3.6	—
IT infrastructure costs	0.7	0.5	0.7	0.6	—
Litigation and other matters	—	—	—	0.9	0.1
Acquisition-related contingent consideration	—	—	—	(0.1)	(0.7)
Tax effect of non-GAAP adjustments	(3.3)	(3.4)	(4.5)	(5.5)	(4.2)

Adjusted net income (non-GAAP)	$83.7	$56.4	$91.0	$59.1	$27.6

EBITDA (non-GAAP), Adjusted EBITDA (non-GAAP) and Adjusted EBITDA margin (non-GAAP)

EBITDA (non-GAAP) is Net income (its most directly comparable U.S. GAAP financial measure) adjusted for interest income, net, income taxes, depreciation and amortization. We define Adjusted EBITDA (non-GAAP) as EBITDA (non-GAAP) adjusted for asset impairments, IT infrastructure costs, litigation and other matters, and acquisition-related contingent consideration, as these adjustments are described above, and share-based compensation as described below:

•

Share-based compensation: The Business has excluded costs relating to share-based compensation. The Business believes that the exclusion of share-based compensation expense assists investors in the comparisons of operating results to peer companies. Share-based compensation expense is a recurring expense that can vary significantly from period to period based on the timing, size and nature of awards granted.

Adjusted EBITDA (non-GAAP) is intended to show our unleveraged, pre-tax operating results and therefore reflects our financial performance based on operational factors. In addition, cash bonuses for the Business’s executive officers and other key employees are based, in part, on the achievement of certain Adjusted EBITDA (non-GAAP) targets.

Adjusted EBITDA margin (non-GAAP) is Adjusted EBITDA (non-GAAP) divided by Revenues. The unaudited reconciliation of Net income, which is a U.S. GAAP measure, to EBITDA (non-GAAP) and Adjusted EBITDA (non-GAAP) is presented below:

	Nine Months Ended September 30,		Years Ended December 31,
(in millions)	2021	2020	2020	2019	2018
Net income	$72.8	$45.3	$76.1	$40.9	$13.7
Interest income, net	(0.1)	—	—	—	—
Income taxes	16.2	10.4	17.5	5.8	1.2
Depreciation and amortization	15.2	15.3	20.5	20.2	21.0

EBITDA (non-GAAP)	104.1	71.0	114.1	66.9	35.9

	Nine Months Ended September 30,		Years Ended December 31,
(in millions)	2021	2020	2020	2019	2018
Adjustments:
Asset impairments	—	—	—	3.6	—
IT infrastructure costs	0.7	0.5	0.7	0.6	—
Share-based compensation	3.4	2.5	3.5	2.5	1.7
Litigation and other matters	—	—	—	0.9	0.1
Acquisition-related contingent consideration	—	—	—	(0.1)	(0.7)

Adjusted EBITDA (non-GAAP)	$108.2	$74.0	$118.3	$74.4	$37.0

Consistent with how our parent company, BHC, defines Adjusted net income (non-GAAP) and Adjusted EBITDA (non-GAAP), these non-GAAP measures would also include adjustments for restructuring and integration costs, IPO costs, IPO-related costs, net gain/loss on sale of assets and certain other costs not incurred in the ordinary course of business, when and if such costs are incurred.

Free cash flows (non-GAAP)

We define Free cash flows (non-GAAP) as Cash flows from operating activities (its most directly comparable U.S. GAAP financial measure) less cash payments for capital expenditures. Management believes that Free cash flows (non-GAAP) is a useful measure of the Business’s ability to generate cash to make investments, repay debt (if and when incurred) and return capital to shareholders. Free cash flows (non-GAAP) adjusts for cash items that are ultimately within management’s discretion to direct, and therefore, may imply that there is less or more cash that is available than most comparable GAAP measures. The Business believes that Free cash flows (non-GAAP) focuses management on the Business’s underlying operational results and business performance. As a result, the Business uses Free cash flows (non-GAAP) to assess the actual financial performance of the Business and help forecast future results as part of its guidance.

The unaudited reconciliation of Cash flows from operating activities, which is a U.S. GAAP measure, to Free cash flows (non-GAAP) is presented below:

	Nine Months Ended September 30,		Years Ended December 31,
(in millions)	2021	2020	2020	2019	2018
Cash flows from operating activities	$87.7	$67.1	$100.7	$68.6	$35.9
Purchases of property, plant and equipment	(1.4)	(3.1)	(4.6)	(2.4)	(1.7)

Free cash flows (non-GAAP)	$86.3	$64.0	$96.1	$66.2	$34.2

The non-GAAP measures as presented above have been prepared as if Solta’s operations had been conducted independently from its parent, BHC and therefore includes certain BHC corporate and shared costs allocated to the Business. Prior to and in connection with the announcement of the proposed Solta IPO, BHC’s management from time to time publicly provided a management view of certain non-GAAP measures. The management view of these non-GAAP measures, which is used internally by management to evaluate the Business’s performance and financial results, does not include the BHC corporate and shared costs allocated to the Business discussed in Note 2, “Significant Accounting Policies” to our audited combined financial statements, which are included elsewhere in this prospectus and will differ from those presented above. Management believes the cost allocations are a reasonable reflection of the utilization of services provided to, or the benefit derived by, the Business during the periods presented, though the allocations may not be indicative of the actual costs that would have been incurred or are expected to be incurred, if the Business were to operate as a standalone public company.

Liquidity and Capital Resources

Interim Cash Flows

Summarized cash flows information for the nine months ended September 30, 2021 and 2020 is as follows:

	Nine Months Ended September 30,
(in millions)	2021	2020	Change
Net cash provided by operating activities	$87.7	$67.1	$20.6
Net cash used in investing activities	(1.3)	(3.1)	1.8
Net cash used in financing activities	(79.7)	(64.0)	(15.7)

Net increase in cash	6.7	—	6.7
Cash, beginning of period	1.0	—	1.0

Cash, end of period	$7.7	$—	$7.7

Cash as presented in this prospectus consists of cash in bank accounts that are legally owned by the Business. These balances currently participate in BHC’s cash pooling system, however these balances will be removed from participation prior to the closing of this offering.

Operating Activities

Net cash provided by operating activities was $87.7 million and $67.1 million for the nine months ended September 30, 2021 and 2020, respectively, an increase of $20.6 million. The increase is primarily attributable to: (i) the increase in our operating results, as previously discussed, and (ii) the timing of payments in the ordinary course of business partially offset by: (i) higher inventory in 2021 and (ii) the timing of collections of trade receivable. The higher inventory in 2021 was due to: (i) an increase in raw materials in support of the current year launch of our next generation Clear + Brilliant® Touch system and (ii) reinstituted social restrictions within certain regions during 2021, as a result of the COVID-19 pandemic, which negatively impacted volumes in those regions, as previously discussed. We expect the higher inventory to be depleted to some extent as we continue with the launch of our Clear + Brilliant® Touch system and as social restrictions within the certain regions are lifted.

Investing Activities

Net cash used in investing activities was $1.3 million and $3.1 million for the nine months ended September 30, 2021 and 2020, respectively, and reflects cash paid for property, plant and equipment.

Financing Activities

Net cash used in financing activities was $79.7 million and $64.0 million for the nine months ended September 30, 2021 and 2020, respectively, and reflects Net transfers to BHC. For further details regarding Net transfers to BHC, see Note 4, “RELATED PARTIES” to our unaudited interim Combined Financial Statements, which are included elsewhere in this prospectus.

Annual Cash Flows

Summarized cash flows information for the years 2020, 2019 and 2018 is as follows:

	Years Ended December 31,			Change
(in millions)	2020	2019	2018	2019 to 2020	2018 to 2019
Net cash provided by operating activities	$100.7	$68.6	$35.9	$32.1	$32.7
Net cash used in investing activities	(4.6)	(2.4)	(1.7)	(2.2)	(0.7)
Net cash used in financing activities	(95.2)	(66.2)	(34.2)	(29.0)	(32.0)
Effect of exchange rate changes on cash	0.1	—	—	0.1	—

Net increase in cash	1.0	—	—	1.0	—
Cash, beginning of year	—	—	—	—	—

Cash, end of year	$1.0	$—	$—	$1.0	$—

Operating Activities

Net cash provided by operating activities was $100.7 million, $68.6 million and $35.9 million for the years 2020, 2019 and 2018, respectively.

Net cash provided by operating activities was $100.7 million and $68.6 million for the years 2020 and 2019, respectively, an increase of $32.1 million. The increase was primarily attributable to: (i) the increase in our operating results driven by the increase in our revenues, as previously discussed, and (ii) the collections of trade receivable in 2020.

Net cash provided by operating activities was $68.6 million and $35.9 million for the years 2019 and 2018, respectively, an increase of $32.7 million. The increase was primarily attributable to the increase in our operating results driven by the increase in our revenues, as previously discussed.

Investing Activities

Net cash used in investing activities was $4.6 million, $2.4 million and $1.7 million for the years 2020, 2019 and 2018, respectively, and represents cash paid for property, plant and equipment.

Financing Activities

Net cash used in financing activities was $95.2 million, $66.2 million and $34.2 million for the years 2020, 2019 and 2018 and primarily represents net transfers to BHC. For further details regarding net transfers to BHC, see Note 3, “Related Parties” to our audited combined financial statements, which are included elsewhere in this prospectus.

Liquidity

Future Sources of Liquidity

We will not receive any proceeds from the sale of our common shares in this offering. All of the proceeds from this offering will be received by our parent company, BHC. Prior to the effectiveness of this registration statement of which this prospectus is a part, we are a wholly owned subsidiary of BHC which owns the common shares being sold in this offering.

We currently participate in BHC’s cash management arrangements, and generally all of our excess cash is transferred to BHC periodically. Cash disbursements for operations and/or investing activities are funded as needed by BHC. Cash as presented in this prospectus consists of cash in bank accounts that are legally owned by the Business. These balances currently participate in BHC’s cash pooling system, however these balances will be removed from participation prior to the closing of this offering.

We continue to finalize our go-forward business plan as a standalone company, including our cash requirements. As part of this plan, we are in the process of negotiating a multi-year revolving line of credit with a syndicate of banks, which we expect to be in an amount of $             million and to be undrawn at the closing of this offering.

Following the completion of offering, we will begin operating independently from BHC and will no longer participate in BHC’s cash management arrangements. We do not believe we will need to raise additional funds following this offering in order to meet the expenditures required for operating our business. Our primary sources of liquidity will be cash on hand, cash collected from customers and funds as available from the undrawn revolving credit facility as referenced above. We believe these sources will be sufficient to meet our current liquidity needs for the next twelve months.

While we believe our cash on hand, our operating cash flows, and funds as available from the undrawn revolving credit facility will be sufficient to support our future cash needs, we can provide no assurance that our liquidity and capital resources will meet future funding requirements. We will remain a restricted subsidiary under BHC’s credit facilities and indentures, under which BHC had an aggregate amount of $22.6 billion in outstanding indebtedness as of September 30, 2021. Although neither we nor our subsidiaries will be guarantors of such debt, our status as a restricted subsidiary means that our ability to take certain actions upon completion of this offering will be restricted by the terms of these credit facilities and indentures. We will remain a restricted subsidiary until we are no longer a consolidated subsidiary of BHC or BHC designates us as “unrestricted”. See “Risk Factors—Risks Relating to the Separation and Our Relationship with BHC—We will remain a restricted subsidiary under certain of BHC’s credit facilities and indentures upon completion of this offering and will be subject to various covenants under these facilities and indentures, which may adversely affect our operations.” In addition, the global financial markets recently have undergone and may continue to experience significant volatility and disruption. The timing and sustainability of an economic recovery is uncertain and additional macroeconomic, business and financial disruptions may arise. As markets change, there can be no assurance that the challenging economic environment or a further economic downturn would not impact our liquidity or our ability to obtain future financing.

We will regularly evaluate market conditions, our liquidity profile, and various financing alternatives for opportunities to enhance our capital structure upon the completion of this offering. If opportunities are favorable, we may from time to time enter into new financing arrangements or issue additional equity and equity-linked securities.

Accounts Receivable

We regularly monitor our accounts receivable for collectability, particularly in markets where economic conditions remain uncertain. We believe that our allowance for doubtful accounts is appropriate. Our assessment is based on such factors as past due history, historical and expected collection patterns, the financial condition of our customers, the robust nature of our credit and collection practices and the economic environment.

Off-Balance Sheet Arrangements and Contractual Obligations

We have no off-balance sheet arrangements that have a material current effect or that are reasonably likely to have a material future effect on our results of operations, financial condition, capital expenditures, liquidity or capital resources.

We do not expect to pay dividends on our common shares for the foreseeable future. Instead, we anticipate that all of our earnings in the foreseeable future, if any, will be used for the operation and growth of our business. Any future determination to pay dividends on our common shares will be at the discretion of our board of directors and will depend upon many factors, including our financial position, results of operations, liquidity, legal requirements and other factors deemed relevant by our board of directors.

Other Future Cash Requirements

Our other future cash requirements relate to working capital, capital expenditures and Solta IPO and Separation costs. Further, we may use cash to enter into licensing arrangements and/or to make strategic acquisitions.

In addition, we also expect our primary cash requirements for the remainder of 2021 to include:

Pharmaceutical Innovations, Inc. Asset Acquisition

On November 1, 2021 the Business entered into a binding letter of intent with Pharmaceutical Innovations, Inc. (“PI”). Under the terms of the binding letter of intent, the Business expects to acquire a certain formulation used with its Thermage® products, that is currently manufactured by PI for the Business, together with related intellectual property. Under the terms of the binding letter of intent, the Business will pay an initial purchase price of $3.0 million to PI upon the completion of certain closing conditions, which is expected to occur in 2022, and may be obligated to make future payments of up to $1.0 million upon the achievement by PI of certain supply-related milestones, the first of which is anticipated in 2021 with the remainder in 2022. In addition, as part of the binding letter of intent, the Business has committed to purchasing approximately $3.6 million of inventory from PI, of which the Business has prepaid approximately $1.8 million in November 2021 and the remaining amount will be purchased during 2022.

Solta IPO and Separation Costs

In connection with the Solta IPO, BHC will incur costs associated with activities taken to: (i) separate the Solta Business from BHC and (ii) register the Solta Business as an independent publicly traded entity and these costs could be material. See the notes to the Unaudited Pro Forma Condensed Combined Financial Statements included elsewhere in this prospectus for an estimate of such costs. During 2021 and until the proposed IPO is completed, if completed, in addition to amounts paid for internal costs incurred in preparing for the Solta IPO we anticipate making cash payments for third-party costs. These third-party costs include amounts for, but not limited to: (i) legal, audit and advisory fees, (ii) talent acquisition costs and (iii) costs associated with establishing new boards of directors and related board committees for the Solta entity. BHC will also incur, separation-related costs which are incremental costs indirectly related to activities to effectuate the Solta IPO. These costs include, but are not limited to: (i) IT infrastructure and software licensing costs, (ii) rebranding costs and (iii) costs associated with facility relocation and/or modification. The Business continues to make progress toward internal objectives necessary for the Solta IPO. BHC estimates that the costs to: (i) separate the Solta Business from BHC and (ii) complete the Solta IPO that will ultimately be charged to Solta will be approximately $             million, in the aggregate, however differences between this estimate and the actual costs are expected, and those differences could be material.

Unrecognized Tax Benefits

As of December 31, 2020, the Business had unrecognized tax benefits totaling $3.4 million, of which $3.3 million would affect the effective income tax rate. The remaining unrecognized tax benefits would not impact the effective tax rate as the tax positions are offset against existing tax attributes or are timing in nature. A reliable estimate of the period in which uncertain tax positions will be payable, if ever, cannot be made.

Quantitative and Qualitative Disclosures About Market Risk

Our business and financial results are affected by fluctuations in world financial markets, including the impacts of foreign currency exchange rate and interest rate movements. We evaluate our exposure to such risks on an ongoing basis, and seek ways to manage these risks to an acceptable level, based on management’s judgment of the appropriate trade-off between risk, opportunity and cost. We may use derivative financial instruments from time to time as a risk management tool and not for trading or speculative purposes.

Foreign Currency Risk

During the year ended December 31, 2020, a majority of our expense activities and capital expenditures were denominated in U.S. dollars. We have exposure to multiple foreign currencies, including, among others, Chinese yuan, Chinese Taipei dollar, South Korean won and the euro. Our operations are subject to risks inherent in conducting business abroad, including price and currency exchange controls and fluctuations in the relative values of currencies. In addition, to the extent that we require, as a source of debt repayment, earnings and cash flows from some of our operations located in foreign countries, we are subject to risk of changes in the value of the U.S. dollar, relative to all other currencies in which we operate, which may materially affect our results of operations. Where possible, we manage foreign currency risk by managing same currency revenues in relation to same currency expenses. Further strengthening of the U.S. dollar and/or further devaluation of foreign currencies will have a negative impact on our reported revenue and reported results. As of December 31, 2020, a 1% change in foreign currency exchange rates would have impacted our equity by approximately $0.4 million.

Seasonality

Our revenues and results of operations are subject to seasonal fluctuations which differ by geography. For instance, in APAC, which includes China, we believe our results are impacted by a pattern of increased sales particularly for consumables in our fourth quarter. We believe this increased demand for consumables is in anticipation of the increase in procedures prior to the Lunar New Year celebrations, typically held in February. In the U.S. we believe our results are impacted by a pattern of increased systems sales in the fourth quarter as customers typically try to take advantage of tax incentives offered for capital equipment acquired prior to year-end.

Critical Accounting Policies and Estimates

Critical accounting policies and estimates are those policies and estimates that are most important and material to the preparation of our Consolidated Financial Statements, and which require management’s most subjective and complex judgments due to the need to select policies from among alternatives available, and to make estimates about matters that are inherently uncertain. We base our estimates on historical experience and other factors that we believe to be reasonable under the circumstances. On an ongoing basis, we review our estimates to ensure that these estimates appropriately reflect changes in our business and new information as it becomes available. If historical experience and other factors we use to make these estimates do not reasonably reflect future activity, our results of operations and financial condition could be materially impacted.

Revenue Recognition

In May 2014, the Financial Accounting Standards Board issued guidance on recognizing revenue from contracts with customers. The core principle of the revenue model is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In applying the revenue model to contracts within its scope, an entity will: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. In addition to these provisions, the new standard provides implementation guidance on several other topics, including the accounting for certain revenue-related costs, as well as enhanced disclosure requirements. The new guidance requires entities to disclose both quantitative and qualitative information that enables users of financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. The Business adopted this guidance effective January 1, 2018 using the modified retrospective approach. Based upon review of customer contracts, the Business concluded the implementation of the new guidance did not have a material quantitative impact on its 2018 Combined Financial Statements as the timing of revenue recognition did not significantly change. The new guidance did however result in additional disclosures as to the nature, amounts, and concentrations of revenue.

Product Sales

A contract with the Business’s customers exists for each product sale. Each contract contains a single performance obligation. The transaction price is adjusted for variable consideration as discussed below. Revenues from sales of systems and sales of treatment tips and other consumables are recognized at a point in time when control transfers to the customer under the contracted delivery terms which vary by customer and geography. Generally, the Business utilizes a common carrier for shipments in the U.S. and control transfers to the customer upon shipment. In China, sales are done through a distributor who takes control and ownership of the goods upon delivery. The Business offers standard one or two-year warranties for systems sold in the U.S. and warranties of one-year or less elsewhere. Estimated costs to repair or replace products under the standard warranty are recorded as a liability at the time of sale and are discussed in more detail in Note 8, “Accrued and Other Current Liabilities” to our audited combined financial statements.

Other Revenues

Other revenue primarily consists of: (i) services for extended warranty contracts and (ii) fees for services and repairs not covered by a warranty contract. Amounts for extended warranty contracts are recorded as deferred revenue and are recognized on a straight-line basis over the extended warranty contract period, which reflects the pattern of service provided. Deferred revenues are included in Accrued and other current liabilities in the Combined Balance Sheets. The non-current portion of deferred revenues is not material. Revenue from services and repairs not covered by warranty contracts is recognized at a point in time when the service or repair is delivered or performed.

Product Sales Provisions

The transaction price for product sales is typically adjusted for variable consideration, which may be in the form of distributor discounts, returns, and rebates. Provisions for variable consideration are established to reflect the Business’s best estimates of the amount of consideration to which it is entitled based on the terms of the contract. The amount of variable consideration included in the transaction price may be constrained, and is included in the net sales price only to the extent that it is probable that a significant reversal in the amount of the cumulative revenue recognized will not occur in the future period.

Provisions for these deductions are recorded concurrently with the recognition of gross product sales revenue and include distributor discounts and rebates. Returns provision balances are included in Accrued and other current liabilities. Discounts and rebates are included in Trade receivables, net, and Accrued and other current liabilities.

The Business continually monitors its variable consideration provisions and evaluates the estimates used as additional information becomes available. Adjustments will be made to these provisions periodically to reflect new facts and circumstances that may indicate that historical experience may not be indicative of current and/or future results. The Business is required to make subjective judgments based primarily on its evaluation of current market conditions and trade inventory levels related to the Business products. These judgments include the potential impact of the COVID-19 pandemic on customer behaviors. This evaluation may result in an increase or decrease in the experience rate that is applied to current and future sales, or require an adjustment related to past sales, or both.

The development and application of the critical accounting policies associated with the current revenue recognition guidance, including the policies associated with each of our sales provisions and the table showing the activity and ending balances for our product sales provisions, are discussed in more detail in Note 2, “Significant Accounting Policies” to our audited combined financial statements.

Income Taxes

We have operations in various countries that have differing tax laws and rates. Our tax structure is supported by current domestic tax laws in the countries in which we operate and the application of tax treaties between the various countries in which we operate. Our income tax reporting is subject to audit by domestic and foreign tax authorities. Our effective tax rate may change from year to year based on changes in the mix of activities and income earned under our intercompany arrangements among the different jurisdictions in which we operate, changes in tax laws in these jurisdictions, changes in tax treaties between various countries in which we operate, changes in our eligibility for benefits under those tax treaties and changes in the estimated values of deferred tax assets and liabilities. Such changes could result in an increase in the effective tax rate on all or a portion of our income and/or any of our subsidiaries.

Our provision for income taxes is based on a number of estimates and assumptions made by management. Our consolidated income tax rate is affected by the amount of income earned in our various operating jurisdictions, the availability of benefits under tax treaties and the rates of taxes payable in respect of that income. We enter into many transactions and arrangements in the ordinary course of business in which the tax treatment is not entirely certain. We must therefore make estimates and judgments based on our knowledge and understanding of applicable tax laws and tax treaties, and the application of those tax laws and tax treaties to our business, in determining our consolidated tax provision. For example, certain countries could seek to tax a greater share of income than has been provided for by us. The final outcome of any audits by taxation authorities may differ from the estimates and assumptions we have used in determining our consolidated income tax provisions and accruals. This could result in a material effect on our consolidated income tax provision, results of operations, and financial condition for the period in which such determinations are made.

Our income tax returns are subject to audit in various jurisdictions. Existing and future audits by, or other disputes with, tax authorities may not be resolved favorably for us and could have a material adverse effect on our reported effective tax rate and after-tax cash flows. We record liabilities for uncertain tax positions, which involve significant management judgment. New laws and new interpretations of laws and rulings by tax authorities may affect the liability for uncertain tax positions. Due to the subjectivity and complex nature of the underlying issues, actual payments or assessments may differ from our estimates. To the extent that our estimates differ from amounts eventually assessed and paid our income and cash flows may be materially and adversely affected.

We assess whether it is more likely than not that we will realize the tax benefits associated with our deferred tax assets and establish a valuation allowance for assets that are not expected to result in a realized tax benefit. A significant amount of judgment is used in this process, including preparation of forecasts of future taxable income and evaluation of tax planning initiatives. If we revise these forecasts or determine that certain planning events will not occur, an adjustment to the valuation allowance will be made to tax expense in the period such determination is made.

New Accounting Standards

Information regarding the recently issued new accounting guidance (adopted and not adopted as of September 30, 2021) is contained in Note 2, “Significant Accounting Policies” to our unaudited interim Combined Financial Statements and information regarding the recently issued new accounting guidance (adopted and not adopted as of December 31, 2020) is contained in Note 2, “Significant Accounting Policies” to our audited Combined Financial Statements.

BUSINESS

Overview

We believe we are a leading global aesthetic medical device company focused on the development, manufacture and sale of innovative technologies that provide aesthetic and therapeutic benefits. Since the launch of our first commercial Thermage® product in 2002, we have pioneered products that have advanced the field of aesthetic medical devices, including building a portfolio of over 200 patents worldwide. With one of the longest track records in the aesthetic medical device industry, our category-leading brands – Thermage®, Clear + Brilliant®, Fraxel® and VASER® – are well-respected and well-known to consumers of skin and body aesthetic treatments. Our portfolio of clinically proven energy-based aesthetic medical devices addresses a range of fast-growing treatment categories, including skin tightening, skin resurfacing, and body contouring, and the majority of our revenue from these technologies is derived from non- and minimally-invasive procedures. We offer our global customer base of dermatologists, plastic surgeons, aesthetic physicians and medical spa practitioners a compelling value proposition and return on investment to build and grow their respective practices. Our focus on developing cutting-edge technologies to better meet the needs of consumers coupled with the compelling value we offer to our customer partners has allowed us to build a significant global footprint, with an installed base of more than 13,800 systems and presence in approximately 50 countries as of December 31, 2020.

Over the last two decades, we have built a consistent track record of demonstrated technological innovation. In 2002, we developed and launched our first Thermage® product the first RF device approved by the FDA for skin tightening and treating wrinkles. The success and unique benefits that our technologies offer to consumers and patients is supported by more than 200 clinical publications. We believe this extensive track record of clinical evidence and safety is unique in our industry and a compelling differentiator that drives demand for our products. Since our founding, we have relentlessly focused on progressing the aesthetic medical device field through innovations, as demonstrated below.

We build deep longstanding relationships with dermatologists, plastic surgeons, aesthetic physicians and medical spa practitioners across the globe. Our extensive commercial network, including a direct market presence in over 15 countries and a global commercial team of approximately 200 employees, is built to cultivate localized, partnership-oriented relationships with these customers. Our products are designed to offer attractive economics to our partners, allowing our customers to realize a compelling return on investment through ongoing consumer and patient treatment procedures, powering demand for our portfolio of proprietary consumables. Our commitment comprehensive post-sale customer support provides us with multiple ongoing touchpoints that enable us to deepen our customer relationships, drive product usage and gain valuable market insights that power our innovation.

Our comprehensive portfolio of aesthetic medical devices is built to deliver clear benefits to consumers across a wide range of use cases. Our products are built on key, clinically-proven energy-based technologies including monopolar RF, non-ablative fractional lasers, and ultrasound that offer compelling differentiated advantages relative to alternative treatment options and competitor technologies. Our portfolio offers an ability to treat all skin types through minimally-invasive treatment solutions that offer minimal downtime. We address many fast-growing areas of consumer aesthetic needs, including skin tightening, body contouring, smoothing fine lines, wrinkles, reducing pore size, collagen boosting, skin tone, pigment, skin permeability, sun damage, AK, acne scars, surgical scars, wrinkles, melasma, and unwanted fat. As a result, we believe the breadth and synergistic nature of our products allows us to meet a consumers’ aesthetic needs across their lifetime, promoting consumer loyalty to our brand and sustaining our growth.

To enhance our market position and sustain our track record of innovation we continuously invest in our technological R&D. Our powerful innovation engine is supported by a portfolio of over 200 patents built by our deeply experienced and committed R&D team of more than 40 employees. Our ability to effectively innovate is enhanced by our deep relationships with our customers and other scientists and physicians that have expertise in the field of aesthetic medical devices, which allows us to incorporate critical feedback and emerging trends in real-time to support our continuous and iterative development processes. We currently have an emerging pipeline of enhancements and next generation products, solutions and enhancements and expect to continue to expand our portfolio in future years.

Our products address significant and growing markets that we believe will sustain our long-term growth. Demand for aesthetic medical devices is increasing due to innovative technologies, such as our non-invasive aesthetic procedures, growing interest in personal appearances, including amongst the aging population, greater word-of-mouth enabled by social media, and overall growth in disposable income, particularly in emerging markets, amongst others. We have multiple vectors to power our growth including further penetration of our market opportunity, increasing product utilization, cross-portfolio adoption of our treatment solutions and expanding our presence in existing and new geographies. We believe these factors, coupled with our compelling pipeline of enhancements and next-generation products, effectively positions us to sustain and power our future growth.

Our track record of success is evidenced by the significant growth in our business. Our compelling financial model is driven by a diverse offering of capital equipment sales, as well as highly recurring revenue driven by sales of consumables for individual treatments as well as service contracts.

Our revenues for the nine months ended September 30, 2021 and 2020 and for the years ended December 31, 2020, 2019 and 2018 were $218.7 million, $165.5 million, $252.6 million, $193.9 million and $135.2 million, respectively, and are generally diversified by franchise, category and geography, as set forth below:

	Nine Months Ended September 30,				Years Ended December 31,
	2021		2020		2020		2019		2018
(in millions)	Amount	Pct.	Amount	Pct.	Amount	Pct.	Amount	Pct.	Amount	Pct.
Revenues by Franchise
Thermage®	$170.2	78%	$139.6	84%	$210.4	84%	$142.8	74%	$84.8	63%
Clear + Brilliant®	18.5	8%	7.8	5%	13.3	5%	18.0	9%	16.3	12%
Fraxel®	12.4	6%	7.0	4%	12.2	5%	13.7	7%	15.1	11%
VASER®	16.6	8%	10.4	6%	15.8	6%	18.1	9%	16.3	12%
Other	1.0	—%	0.7	1%	0.9	—%	1.3	1%	2.7	2%

Total revenues	$218.7	100%	$165.5	100%	$252.6	100%	$193.9	100%	$135.2	100%

Revenues by Category
Systems	$56.9	26%	$51.4	32%	$78.3	31%	$61.1	32%	$43.4	32%
Tips and other consumables	156.0	71%	110.0	66%	168.3	67%	126.9	65%	85.9	64%

	Nine Months Ended September 30,				Years Ended December 31,
	2021		2020		2020		2019		2018
(in millions)	Amount	Pct.	Amount	Pct.	Amount	Pct.	Amount	Pct.	Amount	Pct.
Revenues from product sales	212.9	97%	161.4	98%	246.6	98%	188.0	97%	129.3	96%
Other revenues	5.8	3%	4.1	2%	6.0	2%	5.9	3%	5.9	4%

Total revenues	$218.7	100%	$165.5	100%	$252.6	100%	$193.9	100%	$135.2	100%

Revenues by Region
Asia Pacific	$147.2	67%	$116.6	71%	$171.1	68%	$115.7	60%	$69.8	51%
North America	58.2	27%	33.0	19%	57.7	23%	62.5	32%	52.9	39%
Europe/Middle East	11.5	5%	15.1	9%	22.2	8%	13.4	7%	10.3	8%
Other	1.8	1%	0.8	1%	1.6	1%	2.3	1%	2.2	2%

Total revenues	$218.7	100%	$165.5	100%	$252.6	100%	$193.9	100%	$135.2	100%

Industry Overview

The global market for aesthetic medical devices is significant and growing. According the International Society of Aesthetic Plastic Surgery, there were an estimated 25 million surgical and non-surgical aesthetic procedures globally in 2019, of which approximately 2.7 million were non-surgical, non-injectable procedures. Additionally, the American Society for Aesthetic Plastic estimates that within the U.S. alone, consumers spent more than $8 billion on a total of over 4.5 million surgical and non-surgical aesthetic medical procedures in 2019. According to Data Bridge Market Research, the global aesthetic medical market is expected to grow at a CAGR of approximately 12% from 2019 to 2026.

In recent years, the aesthetics industry has seen a shift from traditional surgical approaches to more non-invasive and patient friendly procedures. This increase in patient preference for non- or minimally-invasive procedures has fueled industry growth. In addition to being more affordable, these procedures offer the additional advantages of being less painful, having a reduced risk of scarring, and offering shorter recovery periods. Growing demand for non-invasive cosmetic procedures combined with a surge in the availability of providers, facilities, and products continues to accelerate growth in the industry.

Other tailwinds driving industry growth include:

•

Strong demographic forces: The Baby Boomer generation is seeking procedures to battle the effects of aging. Simultaneously, Millennials are aging and as a result, are increasingly taking skin care and aesthetic health more seriously with an affinity to spend on premium treatments. As of 2019, Millennials comprise 22% of the U.S. population.

•

Growth in disposable income: As the global economy grows, consumers have more disposable income to spend on premium products. This dynamic accelerated during the COVID-19 pandemic when many consumers deferred large expenditures.

•

Social media influence and virtual communication: The proliferation of social media has elevated role of influencers in generating consumer demand especially among the Millennial and Gen Z demographics. Additionally, greater prevalence of virtual communication and video conferencing has increased consumers’ desire to “look their best” in their daily lives.

•

Physician economics: The impact of managed care and reimbursement on physician economics has motivated physicians to establish or expand the menu of elective, private-pay aesthetic medical procedures that they offer.

Established and Emerging Markets

According to the International Society of Aesthetic Plastic Surgery, North America was the largest aesthetics market globally in 2019. We believe the fastest growing region for aesthetics over the medium term will be APAC. In addition to growing consumer knowledge and increased interest in cosmetic procedures, we believe global marketing campaigns, rising medical tourism, and widened acceptance are all likely to stimulate the market in the APAC region. Other significant markets include EMEA and Latin America.

Market Opportunity

With the rapid growth in the aesthetic medical device industry and increasing consumer demand, the attractive industry economics only further incentivize a broad group of new customers to incorporate aesthetics treatments into their practices. The aesthetic medical device industry is primarily a cash pay model which reduces reimbursement risk for both Solta and physician customers.

Additionally, we believe there is a large group of potential patients who desire to have surgery-like results provided the procedure is fast, painless and causes minimal patient recovery downtime. Our current product portfolio is capable of delivering such results. We estimate that approximately 60% of aesthetic patients are concerned about specific facial aesthetic issues that we treat, including drooping eyelids; facial sagging; and tone, texture, and jawline fat. Additionally, based on to a survey of 1,000 consumers conducted by ORC International, in 2018 there were approximately 28 million potential customers who identified as considering an aesthetic medical procedure in the next 12 months, but had not yet visited a physician. The same survey also found that over 40% of these potential and current patients consider facial skin tone, texture and brown- or red-colored spots on the face a top concern. Also, a significant percentage of surgical and non-surgical patients receiving cosmetic procedures are repeat patients who have multiple procedures performed in a single session.

Current Treatment Landscape

Numerous procedure types—ranging from surgical to non-invasive—are currently commercially available, but each bears its own limitations:

Surgical and Minimally-Invasive Procedures

•

Surgical risks: Surgical and moderately-invasive procedures carry risks of infection, scarring, perforation, and hemorrhage. These procedures generally require a general or local anesthesia, which has additional risks.

•

Pain and recovery downtime: Surgical procedures may involve pain and require significant post-procedure recovery that may result in extended patient consumption of pain medication and time away from work.

•	Physician dependent: The aesthetic results often depend on a particular physician’s skill and training. In addition, these procedures require significant physician time.

•

Limited repeatability: The process of removing or destroying fat cells with surgical or minimally-invasive procedures may result in the formation of scar tissue in the treated area. If a patient desires or requires additional treatments, the scar tissue in the treated area may prevent the patient from undergoing follow-up procedures to enhance or correct the original treatment results.

Non-Invasive Procedures

•

Potentially multiple treatments required: Existing non-invasive procedures based on radio frequency or laser energy often require multiple treatments before the patient obtains desired results, requiring the patient to schedule multiple, time-consuming procedures.

•

Inconsistent results: Existing non-invasive procedures may produce inconsistent results (e.g., fat reduction and skin rejuvenation). In addition, the technology used to perform these procedures is not always capable of selectively targeting fat cells and deeper-lying pigments, which can lead to unpredictable results, including damage to the surrounding tissue.

•	Technique dependent: Existing non-invasive procedures often require highly trained personnel to conduct the treatment. Poor technique may lead to reduced efficacy and inconsistent aesthetic results.

We believe our portfolio of diverse products addresses many of the shortcomings present across the current treatment continuum and offers an attractive value proposition for aesthetic physicians.

Our Products

Product Applications and Procedures

We provide a broad portfolio of products which collectively make up a comprehensive platform to address a range of aesthetic skin and body issues. With industry-leading technology underlying the simple, elegant designs, our products have a proven track record of providing consumers with aesthetic and therapeutic benefits. This platform of products includes the well-known brands Thermage® FLX system, Clear + Brilliant® system, Fraxel® system and VASER®lipo system.

Our portfolio of aesthetic treatment solutions includes a variety of non- and minimally -invasive aesthetic medical devices, in addition to surgical products. Backed by more than two decades of innovation, since inception our products have been used to perform over seven million procedures around the world.

Our energy-based aesthetic medical devices span numerous applications and procedures, enabling us to have what we believe is a leading position in our industry across age groups. The following graphic demonstrates the strength of our portfolio and provides high-level information about our products and their applications.

Technology and Delivery	• Monopolar RF	• Non-ablative Fractional Laser • 1440 nm: Diode Laser • 1927 nm: Diode Laser	• Non-ablative Fractional Laser • 1550 nm: Erbium-Doped Fiber Laser • 1927 nm: Thulium Laser	• Precise Ultrasound-Assisted Liposuction

Description	Utilizes MRF to heat the deeper collagen rich layers of the skin, which can cause an immediate collagen contraction and tightening. As the collagen is deposited and remodeled, it enables tightening over time and improved collagen density.	Utilizes fractional laser technology to create microchannels that penetrate into the dermis. By utilizing the principle of factional photothermolysis, the laser stimulates collagen remodeling and promotes elastic tissue formation.	Creates microscopic laser columns that penetrate into the dermis to expedite the body’s remodeling of collagen.	Acoustic energy delivered through a probe results in dislodging of fat cells, then the groves on the probe create a large fluid that further separates the fat cells while leaving other tissues intact.

Key Differentiators	• AccuREP technology • Non-invasive • Can treats across a variety of skin types • Little to no downtime • Results in a single treatment that also can improve over time	• Complete Treatment allows you to treat superficial and deeper concerns • Non-invasive • Can treats across a variety of skin types • Minimal downtime	• Non-invasive • Treats all skin types • Minimal downtime	• Minimally-invasive • Immediate results • Reduced surgeon fatigue

Helps Address	Skin tightening, body contouring, smoothing, fine lines, wrinkles	Original (1440 nm): Fine lines, pore size, and boosts collagen Permea (1927 nm): Skin tone, pigment, and skin permeability	Dyschromia, pigment, sun damage, AK, acne scars, surgical scars, wrinkles, and melasma	Stubborn, unwanted fat

Treatment Areas	Eyes, Face, Body	Face, Body	Eyes, Face, Body	Face, Body

Thermage® FLX System

The Thermage® system is a non-invasive RF therapy that can help smooth, tighten and contour skin and provide an overall younger-looking appearance. Thermage® can be used for the eyes, face and body, offering a flexible solution for consumers.

The Thermage® FLX system is used for the treatment of periorbital wrinkles and rhytids including the upper and lower eyelids, the non-invasive treatment of wrinkles and rhytids and the temporary improvement in the appearance of cellulite. The Thermage® FLX system uses monopolar RF technology to heat the deep, collagen rich layers of the dermal tissue, while the top vibrates and cools the surface to help provide patient comfort. The applied heat separates the water molecules from the fibrous collagen, which is designed to cause an immediate contraction, resulting in skin tightening. In the following few months, the secondary healing response can continue as collagen is deposited and remodeled. The new collagen growth further tightens the skin over time.

Unlike many cosmetic procedures which require multiple sessions, the Thermage® FLX system can deliver results after a single treatment. Furthermore, results can often continue to improve over time. The user-friendly interface with touchscreen navigation provides real-time feedback, and the handpiece is designed with a small profile for accurate placement. With a single handpiece, the Thermage® system is designed to provide consistent treatment without changing any headpieces. Optimized energy delivery is provided by our AccuREP technology which allows for automatic calibration.

Four different tips can be interchanged in order to deliver precise and effective treatment to various parts of the body. The current tip offerings include:

•	Total Tip – 4.0 cm2: Precise heating to address lines and wrinkles and up to 25% faster than Total Tip 3.0 cm2

•	Total Tip – 3.0 cm2: Precise heating to address lines and wrinkles

•	Eye Tip – 0.25 cm2: Precise, shallow heating to treat wrinkles around the periorbital area and/or the eyelid itself

•	Body Tip – 16.0 cm2: Offers vibration enhancements to aid in patient comfort

The Thermage® system has been a leader in non-invasive skin tightening treatments for over 18 years. The benefits and safety profile have been demonstrated by more than 75 clinical publications. Based on surveys completed by patients who have completed a qualified visit to a provider’s office as reported by RealPatientRatings, approximately 90% of the patients are satisfied with their treatments using the Thermage® system. Furthermore, the system provides compelling physician economics and return on investment. With more than two and a half million procedures performed since the system’s inception, we believe the Thermage® system has completed the most procedures of any tightening product on the market.

Clear + Brilliant® System

The Clear + Brilliant® system uses fractional laser technology and is designed to address and prevent the early signs of aging skin. Specifically, treatments can help prevent the worsening of fine lines or wrinkles due to aging or sun damage, as well as uneven pigmentation. Clear + Brilliant® creates hundreds of thousands of microscopic treatment zones in the upper layers of the skin, which stimulates collagen production and removes dead cells. This replaces damaged skin with healthy looking tissue and yields younger-looking skin. Treatment results have been demonstrated in over 20 published clinical studies. These studies have shown improvement in the look of fine lines, reduction in the appearance of pores, improvement to skin tone and texture, and improvement in skin’s overall appearance.

Treatments typically take about 30 minutes or less, and many patients choose to have routine treatments as part of their overall skincare regimen. The Clear + Brilliant® system uses our patented technology, the IOTS to provide even application to all treatment areas. Additionally, the Clear + Brilliant® Perméa handpiece increases the skin’s permeability and can result in enhanced absorption of skincare products.

The Clear + Brilliant® Touch system was launched in the U.S. in 2021 and enables the use of two different wavelengths. The fractional diode laser consists of a 1440 nm wavelength in the original handpiece and a 1927 nm wavelength in the Perméa handpiece. Also, the system is designed to be intuitive to use and has a small tabletop footprint with simplified settings, making it possible to delegate procedures to trained office staff.

We believe we have been a leader in the preventative laser treatments space since 2011 and have been recognized on multiple occasions for our innovative technology. Clear + Brilliant® was named RealSelf’s most worth-it non-invasive laser in 2016 and then named New Beauty’s best laser for glowy skin in 2020. Based on surveys completed by patients who have completed a qualified visit to a provider’s office as reported by RealPatientRatings, approximately 96% of the patients are satisfied with their Clear + Brilliant® treatments. With over two and a half million procedures and counting, Clear + Brilliant® creates touchpoints with the consumer early and often making it an essential part of the consumer’s skin care regimen.

Fraxel® System

The Fraxel® system is designed to improve tone, texture and radiance for aging, sun-damaged or scarred skin. It uses a fractional resurfacing laser which is more intense than Clear + Brilliant® to penetrate deeper into the skin. Fraxel® can be effective on fine lines and wrinkles (i.e. crow’s feet and brow lines), surface scarring, pigmentation, age spots, melasma, sun damage and AK.

The Fraxel® DUAL 1550/1927 laser targets aging and sun-damaged skin with microscopic laser columns that penetrate deep into the skin to expedite the body’s remodeling of collagen. Since the laser treats only a fraction of tissue at a time, it is designed to leave the surrounding tissue intact, which promotes rapid healing. Fraxel® DUAL 1550/1927 treatment resurfaces the skin by stimulating the growth of new, healthy skin cells from the inside out.

Generally, an effective treatment regimen is three to five sessions spaced about two to four weeks apart. Results are often immediate and progressive, with optimal improvement usually visible in two to three months. This process allows for healing and the production of new collagen to replace damaged tissue. Also, it offers dual modality. The 1927 nm wavelength can be used for superficial treatments (pigmentation), while the 1550 nm wavelength targets skin texture (deep lines, acne scars). By utilizing deep microscopic lesions, the system is designed to target specific conditions and produce more effective results.

The Fraxel® system is integrated with a Zimmer Cryo 6 Skin Cooling System which is designed to keep patients comfortable during treatment. The 1550 nm wavelength penetrates up to 1.6 mm and the 1927 nm wavelength penetrates up to 0.3 mm, and the Fraxel® system is the only system to feature dual fiber laser technology. In addition to addressing both deep and superficial resurfacing, the Thulium wavelength enables the rapid clearance of pigment. Our patented handpiece IOTS technology permits our customers to deliver consistent, even treatment to consumers across a variety of conditions and skin types. Finally, the touchscreen interface and precise dosimetry facilitate ease of use for physicians.

Since 2003, the Fraxel® system has been a pioneer in the fractional skin resurfacing field and continues to lead the way when it comes to innovation. With more than one million treatments performed, Fraxel® has a strong track record with customers and consumers alike. According to surveys completed by patients who have completed a qualified visit to a provider’s office as reported by RealPatientRatings, approximately 92% of the patients are satisfied after receiving Fraxel® treatments. Demonstrated efficacy and results, together with intellectual property protection, have solidified the Fraxel® system’s leadership role in the space.

VASER® System

The VASER®lipo system uses ultrasound energy for aesthetic body contouring that is designed to deliver meaningful results with less pain and downtime than traditional liposuction. We believe the VASER® system avoids many of the downsides of traditional liposuction, and consumer benefits include minimally-invasive body contouring, immediate and precise sculpting, treatment of multiple areas in a single procedure, and less pain, swelling and post procedure downtime

For a VASER® procedure, the treatment area is filled with a medicated solution. The fat cells are then treated with ultrasound energy. The ultrasonic vibration breaks apart and loosens fat cells from deeper tissue, and the fat cells are then removed from the body through a gentle suction process. This process allows the fat cells to be more effectively removed through a cannula. The surrounding tissues are left intact, providing smoother contours with less pain and patient recovery time than traditional liposuction. The VASER® system is designed to strike the balance of being powerful enough to eliminate large areas of fat yet gentle enough to target more delicate areas. The precise ultrasound-assisted technology combines mechanical and acoustic fragmentation/emulsification of fat. Through these mechanisms, VASER® is designed to optimize procedure speed and efficiency while minimizing trauma to surrounding tissue.

The VASER® difference is also driven by the treatment’s four-step approach. First, tumescent fluid is infused throughout the targeted fat tissue. Next, cavitation and acoustic streaming dislodge fat cells with minimal (if any) impact on vessels, nerves, and other tissues. Then, a small-diameter cannula removes the fat cells. Finally, post-procedure skin retraction is optimized by our minimally-invasive technique, allowing the skin to naturally retract and re-drape to the underlying frame during the healing process. The system’s design has been honed to enhance treatment delivery and physician ease. Features include the VASER® Ultrasonic Amplifier, VentX Infiltration & Aspiration Console, and the Precision Fluid Management System. The VASER® system’s advanced technology is designed to result in decreased surgeon fatigue, enhanced skin retraction and less post-operative discomfort. According to surveys completed by patients who have completed a qualified visit to a provider’s office as reported by RealPatientRatings, around 95% of the patients are satisfied with the results after going through VASER® procedures. Based on surveys reported by RealSelf, 88% of the patients rated VASER®lipo treatments as “worth it”.

Pipeline Overview

We have an active and robust R&D pipeline which focuses on enhancements and next generation products to better serve our base. This includes scheduled launches across all four product lines over the next two years. Key next generation pipeline products include the recently launched next generation Clear + Brilliant® Touch system, which is expected to serve as a foundation to launch laser platform in APAC and Europe, additional Thermage® FLX system enhancements, next generation Fraxel® system and next generation VASER® system. Past launches have reinforced our belief that we are a market leader with a strong innovation portfolio, and our pipeline is a source of continued brand rejuvenation. Additionally, we expect to pursue other opportunities to continue to build out our product portfolio and address evolving customer and consumer needs.

Competitive Strengths

We believe we are a leader in aesthetic medical devices with well-established and reputable brands in highly strategic markets

We believe we are an industry leader with a global footprint in energy-based aesthetic medical devices. We believe our diverse portfolio of aesthetic medical devices and consumables are best-in-class and are recognized by our customers for products that deliver differentiated outcomes for their patients. For nearly two decades, our largest brand, Thermage®, and other energy-based aesthetic medical device brands have served growing markets that have been driven by the need for reliable aesthetic medical devices.

Our global presence spans across key markets that include the U.S., APAC and the European Union Five. We also have a presence in Australia and Canada. We enter our markets through a mix of direct sales and distributor based-models, which allows us to nimbly respond to the specific market dynamics in the geographies we serve. We believe our reputation and success in these key geographic markets is the result of support from dermatologists, plastic surgeons, aesthetic physicians and medical spa practitioners, which drives strong brand recognition and demand pull-through from other clinicians and practitioners.

We believe that our technologies and dynamic go-to-market approach effectively positions us to address the growing demand for skin tightening, skin rejuvenation and body contouring with products and procedures that are minimally-invasive, less painful, and result in shorter post-procedure downtime.

Our broad portfolio of trusted and reputable brands deliver a wide range of aesthetics treatments backed by an extensive track record of clinical data

Our products serve a diverse and complementary set of aesthetic applications and allow us to address a wide range of patient needs, while also recognizing portfolio synergies when patients seek additional aesthetics treatments. We have a diverse energy-based aesthetic medical device portfolio that includes non- and minimally-invasive solutions including RF energy skin tightening, fractional laser skin resurfacing, and ultrasound body contouring. Each of our products are well established in their respective markets and are viewed by our customers as central to their ability to address specific patient needs.

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Thermage® FLX System: Fourth generation Thermage® device, which offers a single monopolar RF treatment with no post-procedure downtime resulting in tightening and contouring of skin with lasting results.

•	Clear + Brilliant Touch® System: Preventative, non-ablative fractional laser treatment to help with tone, texture and pore reduction with little post-procedure downtime.

•	Fraxel® System: Fractional resurfacing laser that provides a more intense treatment than the Clear + Brilliant® system to help with pigment, fine lines, scars, AK and general skin resurfacing.

•	VASER® System: Ultrasound energy device for surgeon-performed liposuction procedure.

To date, we have amassed a substantial body of clinical data supporting the efficacy and safety of our products, including more than 200 clinical publications across our portfolio. We believe our track record of extensive clinical data and publications highlights our clinical differentiation and relationships with medical professionals that is not easily replicated by our competitors.

Our holistic go-to-market strategy creates loyal and durable customer relationships

Commercially, we focus on a number of core competencies that form the foundation for our customer engagement efforts. These include:

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Established Network of Dermatologists, Plastic Surgeons, Aesthetic Physicians and Medical Spa Practitioners: We focus on investing in our network of dermatologists, plastic surgeons, aesthetic physicians and medical spa practitioners to drive brand awareness and recognition, attracting end consumer demand to our customers as part of our advertising and promotional effort. These active relationships help us reach millions of potential end consumers across the globe. We believe these trusted voices drive demand more effectively than many traditional marketing channels, particularly given the growing influence of social media and increasing focus on aesthetic appearance.

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Robust Post-Sales Support: We create partnership-oriented relationships through comprehensive post-sale customer support. This support is comprised of in-person and virtual clinical training, ongoing engineering support, product service, and in certain geographies we provide our customers with marketing and business support.

Collectively, these touchpoints deepen our relationships with our customers, which ultimately drives loyalty to our brands, serves as a potent channel for new product introductions, and provides us with feedback for innovation. We believe end consumers trust our brands and seek out procedures using our products from our customers. Additionally, we provide training and education to our customers on our products to drive adoption. Finally, we support our customers to meet this demand by providing high quality equipment, consumables and service and giving our customer the comprehensive support they need to provide differentiated outcomes to consumers.

We have a demonstrated history of value-added R&D, which has historically enabled us to launch and commercialize category creating products

We are a pioneer in the non-surgical, energy-based skin tightening, skin resurfacing, and body contouring categories with nearly two decades of successful product introductions. Over this period, we have brought to market many industry firsts, including, but not limited to, our Thermage® system in 2002, the first RF device on the market, Fraxel® 1550 in 2006, the industry’s first fractional laser treatment, and VASER® in 2018, the first ultra-sound based liposuction device. In recent years, we have demonstrated our ability to leverage our development capabilities to bring to market category-creating technologies and products including monopolar RF technology with the Thermage® FLX system in 2018 and non-ablative fractional laser technology with the Clear + Brilliant® Touch system in 2021.

Our large and growing installed base and attractive economic returns for our customers powers our durable financial profile

We focus on growing our base of recurring revenues from consumable tip replacements and equipment servicing in the years following a placement of our capital equipment. Along with the growth in our installed base, we have experienced a rapid expansion in sales of related consumables for our equipment. For the nine months ended September 30, 2021 and the year ended December 31, 2020, we generated $218.7 million and $252.6 million of total revenues, respectively, approximately 74% and 69% of which was derived from consumables and product service in the applicable periods. We consider these revenues to be recurring in nature, supported by our close customer relationships. We believe that customers who have invested in equipment like our Thermage® FLX system see attractive return profiles on their initial investment in our equipment. Today, we price an initial Thermage® FLX equipment sale and its associated consumables in such a way that a typical customer may expect to break even on a given equipment investment through end consumer procedures over a number of months, not years. In aggregate, there have been over two and a half million procedures performed by our Thermage® devices.

This mix of consumables has increased with the proliferation of our products like the Thermage® FLX system, whose mix of consumables and equipment revenue was 74% and 26%, respectively, for the nine months ended September 30, 2021, and 63% and 37%, respectively, for the year ended December 31, 2020. We continue to rapidly expand our installed base across the globe as evidenced by year-over-year growth in systems sales of 41% in 2019 and 28% in 2020 and period-over-period growth in systems sales of 11% for the first nine months of 2021. This growth in our installed base has resulted in a rapid expansion of related recurring revenue from tips and other consumables, which grew 42%, 33% and 48% in the first nine months of 2021, full year 2020 and full year 2019, respectively. Systems sales were $56.9 million and $51.4 million for the nine months ended September 30, 2021 and 2020, respectively, an increase of $5.5 million, or 11% period-over-period growth. Systems sales for the year ended December 31, 2020 were $78.3 million, representing 28% year-over-year growth compared to 2019. Revenue from tips and other consumables were $156.0 million and $110.0 million for the nine months ended September 30, 2021 and 2020, respectively, an increase of $46.0 million, or 42% period-over-period growth. For the year ended December 31, 2020, we had $168.3 million of revenue from tips and other consumables, representing 33% year-over-year growth compared to 2019.

Our management team and employees have deep expertise and broad experience that has earned the trust of our customers

Our management team and employees have significant healthcare and aesthetics experience with a strong track record of developing and commercializing innovative technologies. The depth of this experience enables a performance-based culture built on the core tenants of top-down strategic planning and decentralized execution. We empower our direct sales professionals around the world to cater to the unique needs of our customers in their respective markets. This dynamic deepens the relationship and trust our customers have with us and enabled us to historically deliver above-market double digit growth and enhanced profitability.

Growth Strategies

We believe we are well-positioned to sustain our track record of growth and enhance our position as a leading global provider of energy-based aesthetic medical devices. To achieve this goal, our significant growth opportunities include:

Grow our relationships with our existing customers to expand patient and consumer use of our comprehensive portfolio of products and treatments

Our well established relationships with dermatologists, plastic surgeons, aesthetic physicians and medical spa practitioners provide us with a significant opportunity to deepen our commercial relationships and grow our revenue by expanding the usage of our products. Through comprehensive post-sales customer support, we identify opportunities to increase usage of our products through various clinical, educational and marketing activities. In partnership with our customers, we undertake extensive consumer education to expand awareness of our unique portfolio of products and their benefits and drive increased utilization. By developing deeper customer and consumer loyalty to our brand and our individual products, we are able to capture a larger portion of their aesthetic spend and increase their lifetime value to our company. Our portfolio also offers our customers a compelling ROI within their practices, further enhancing their willingness to promote and drive adoption of our offerings. As our customer and install base grow over time, we believe the powerful compounding effect of growing product usage across a large install base will drive our growth.

Drive adoption of our diverse product portfolio by increasing cross selling throughout our global customer base

We see significant opportunities to drive further adoption of our diverse and growing product portfolio across our current customer base. Our full suite of products address a wide range of aesthetic use cases, including skin tightening, skin resurfacing, and body contouring, allowing us to provide dermatologists, plastic surgeons, aesthetic physicians and medical spa practitioners with complementary treatment options to holistically meet their patient and consumers’ aesthetic needs. For example, the graphic below presents potential marketing strategies that our customers could employ to offer consumers complementary treatment options that take advantage of two or more of our systems and products:

As of September 28, 2021, we estimate that among our U.S. customers, approximately 67% own only one of our devices, while 9% own three of our systems (Thermage®, Clear + Brilliant® and Fraxel®). This represents a significant opportunity for us to cross-sell our portfolio to our existing customer base. Furthermore, by leveraging our well established customer relationships, we believe that we can effectively introduce enhancements and next-generation products through the numerous touch points provided by our high-touch commercial model.

Build and expand on our global scale by deepening our presence in key existing geographies and expanding into attractive new markets

We plan to expand our large and growing presence globally in highly attractive markets. We remain acutely focused on strengthening our position in the U.S. and APAC, in particular in China, and expanding our presence in the European Union Five. We believe we have significant opportunities to continue our growth in these markets. Despite our presence in approximately 50 countries today, we also see meaningful opportunities to expand our presence into new geographies both within our existing markets, such as Europe and APAC, and in new markets, such as Latin America. We believe our product portfolio is well-aligned with strong growth prospects and consumer trends in these markets. To achieve this growth, we intend to continue investing in our commercial infrastructure, while retaining and recruiting talented sales representatives. We believe our direct local commercial presence in over 15 countries is a key differentiator of our commercial strategy that differentiates us from our peers within market. We believe that our industry leading technologies, talented human capital, global market expertise and strong brand and reputation will allow us to expand our customer base and take market share globally.

Expand demand for our portfolio of aesthetic medical devices and products through increased awareness of our innovative solutions

Today, the large and growing aesthetic medical device industry ranges from highly-invasive surgeries, such as liposuction and plastic surgeries, to non-invasive cosmetic consumer products, such as serums and moisturizers. We believe that our portfolio of products is well-positioned to capture portions of this broader consumer demand for aesthetic treatments by offering meaningful benefits relative to traditional treatment options that are highly attractive to consumers, including less pain, reduced risk of scarring and shorter recovery periods. To achieve this and expand demand for our products, we invest significant resources in targeted customer and consumer marketing and education. As a result of these efforts, we believe we have strong relationships with our customers and equip them with the right knowledge and information to expand consumer awareness and convert “fence sitters” – potential consumers who are considering an aesthetic procedure in the next 12 months, but have not visited a physician—into active users of our products. We believe this represents a significant market opportunity, with an estimated 28 million fence sitters in the US alone. We believe our deep local market presence and customer relationships is a valuable resource that places us closer to the end consumer and will continue to act as an important pathway to expand our addressable market over time.

Sustain our long track record of successful innovation to continue to enhance our existing products and deliver our next-generation pipeline

We believe that our unparalleled aesthetic medical devices, knowledge and insights differentiate our approach to R&D. Our robust pipeline has been built in direct collaboration with our dermatologists, plastic surgeons, aesthetic physicians and medical spa practitioners customers to ensure we benefit from their critical insights and best address the evolving needs of their patients and consumers. Since 2018, we have invested over $50 million into our R&D infrastructure, personnel and pipeline which we believes position us for success going forward. Our emerging pipeline of enhancements and next generation products, solutions and enhancements, including additional Thermage® FLX system enhancements, a next generation Fraxel® system and a next generation VASER® system, are built to expand upon our existing aesthetic medical device portfolio by introducing enhancements and next-generation products and addressing a wider range of skin and body treatments. We plan to continue investing in our pipeline to expand our portfolio and drive future growth.

Strategically pursue attractive opportunities to expand our technologies and grow and expand our global footprint

We may seek to selectively supplement our internal R&D efforts with attractive acquisition, strategic licensing and collaboration opportunities with innovative aesthetic companies, start-ups, and academic institutions. We are focused on differentiated technologies and products that can complement our existing portfolio and increase our product depth, expand our pipeline, strengthen our competitive positioning and grow our addressable market. We also intend to expand our commercial relationships, including with leading retailers, to introduce our brands to new segments of the global population. We may also seek to acquire distributors in key strategic markers where we do not have a direct presence to expand and deepen our commercial footprint. We believe our global platform and scale make us a highly attractive strategic partner and will present us with significant opportunities to drive growth through various channels. In addition, we plan to integrate and retain the talent and skills that we acquire through our business development activities to further sustain our growth.

Research and Development

The focus of our R&D team is to provide technological innovation and associated intellectual property that expands the value proposition of our technologies and product platforms. We work closely with medical thought leaders and physician entrepreneurs to understand unmet needs and emerging applications in aesthetic medical devices. We focus our efforts on improving the utility of existing products through enhancements and next-generation products, as well as developing new technologies and technology platforms for emerging aesthetic applications. Our primary ongoing investments are in skin tightening, non-ablative and minimally ablative skin resurfacing, body shaping and contouring and more invasive liposuction body contouring procedures. We are committed to a recurring revenue business model and our R&D team is focused on a product portfolio characterized by both disposable/consumable and capital equipment products. Current R&D activities address both the professional and consumer markets and are focused on:

•	improving the efficacy and predictability of monopolar RF treatment and developing new energy delivery technologies for the future;

•	developing new laser wavelengths, laser delivery systems and new treatment indications;

•	exploring new technologies for consideration of expansion of product capabilities and/or treatment indications;

•	developing algorithms, technology and devices for on-board skin diagnostics, precision dosage control and patient comfort management; and

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improving and developing state of the art security systems to ensure the safety and efficacy of our systems, which also maintain integrity of our long-term recurring revenue in the form of tips, hand pieces and other consumables.

As of August 2021, we have a staff of more than 40 technical professionals focused on product development projects and with biomedical, clinical and regulatory support of these projects. We use on-site biomedical lab for the early development and evaluation of product concepts. R&D expenses for 2020, 2019 and 2018 were $15.4 million, $12.7 million, $10.6 million, respectively. The product development team consists of experienced program managers, mechanical engineers, electrical engineers, software engineers, field programmable gate array engineers and optical, RF and ultrasound engineers who are primarily responsible for the design of ergonomic and reliable products, working with our manufacturing team to ensure our products are manufactured to specification and long-term design support.

Manufacturing

Our manufacturing involves the combined utilization of our internal manufacturing resources and, to a lesser extent, external expertise, approved suppliers and contract manufacturers. Our internal manufacturing activities, located in Bothell, Washington, include the assembly, testing and packaging of the treatment tips and accessories associated with each of our brands, as well as the final integration, system testing and packaging of our Thermage®, Clear + Brilliant Touch®, Fraxel® and VASER®lipo systems. We outsource the manufacture of components, subassemblies and certain legacy finished products that are produced to our specifications and shipped to our facilities for final assembly or inspection, testing and certification. Finished product is stored at and distributed from our Bothell facility. Quality control, risk management, efficiency and the ability to respond quickly to changing requirements are the primary goals of our manufacturing operations.

We have arrangements with our suppliers that allow us to adjust the delivery quantities of components, subassemblies and finished products, as well as delivery schedules, to match our changing requirements. The forecasts we use are based on historical trends, current utilization patterns and sales forecasts of future demand. Lead times for components, subassemblies and finished products may vary significantly depending on the size of the order, specific supplier requirements and current market demand for the components and subassemblies.

We obtain programmable memory chips for our treatment tips and certain critical components of our systems, handpieces and accessories from single suppliers, for which we attempt to mitigate risks through inventory management and purchase order commitments. Other products and components come from single suppliers, but alternate suppliers have been qualified or, we believe, can be readily identified and qualified. In addition, the availability of cryogen for our Thermage® brand cooling module may fluctuate due to changes in the global supply of this material. To date, we have not experienced material delays in obtaining any of our components, subassemblies or finished products, nor has the ready supply of finished product to our customers been adversely affected. See “Risk Factors—Manufacturing and Supply Risks—For some of our products, we obtain components and materials from one or a limited number of sources. If we are unable to obtain components or raw materials supplied by third parties, our ability to manufacture and deliver our products to the market would be impeded, which could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our shares to decline.”

We are required to manufacture our products in compliance with the FDA’s Quality System Regulation (“QSR”). The QSR covers the methods and documentation of the design, testing, control, manufacturing,

labeling, quality assurance, packaging, storage and shipping of our products. We maintain quality system certifications to enable us to market our products in the member states of the European Union, the European Free Trade Association and countries which have entered into Mutual Recognition Agreements with the European Union. These certifications include EN ISO 9001:2000 and CAN/CSA ISO 13485:2003 and are also required to maintain our product registration in a number of other foreign markets such as Canada.

We use small quantities of common cleaning products in our manufacturing operations, which are lawfully disposed of through a normal waste management program. We do not forecast any material costs due to compliance with environmental laws or regulations.

Patents and Proprietary Technology

We rely on a combination of patent, copyright, trademark and trade secret laws and confidentiality and invention assignment agreements to protect our intellectual property rights. As of October 7, 2021, we had approximately 60 issued U.S. utility patents, 21 issued U.S. design patents, 16 pending U.S. patent applications, 131 issued foreign patent and 47 pending foreign patent applications, some of which foreign applications preserve an opportunity to pursue patent rights in multiple countries. The issued U.S. utility patents have expiration dates between 2022 and 2033 and the issued U.S. design patents have expiration dates between 2022 and 2036, in each case without taking into account any possible patent term adjustment or extensions and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees. Expiration may occur earlier under certain circumstances, such as if we do not continue to pay maintenance fees to the United States Patent and Trademark Office.

Thermage® FLX system and RF portfolio

As of October 7, 2021, we own eight issued U.S. patents and 12 issued foreign patents, including in Australia, France, Germany, Great Britain, China, Japan and Korea, relating to our Thermage® FLX system. These patents are expected to expire between 2023 and 2024, in each case without taking into account any possible patent term adjustment or extensions and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

As of October 7, 2021, we also own two issued U.S. utility patents relating to the RF beauty product space that are not directed to the Thermage® FLX system. These patents are expected to expire between 2026 and 2033, in each case without taking into account any possible patent term adjustment or extensions and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

Clear + Brilliant® system, Fraxel® system and electromagnetic portfolio

As of October 7, 2021, we own four issued U.S. utility patents, three issued U.S. design patents and 42 issued foreign patents in Australia, Canada, France, Germany, Great Britain, Italy, Spain, China, Hong Kong, Japan, Korea, Taiwan and Russia, relating to our Clear + Brilliant® system. These patents are expected to expire between 2023 and 2045, in each case without taking into account any possible patent term adjustment or extensions and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

As of October 7, 2021, we own 12 issued U.S. utility patents, three issued U.S. design patents and 27 issued foreign patents in Australia, Canada, Czech Republic, France, Germany, Great Britain, Hungary, Italy, Poland, Spain, China, Hong Kong, Japan, Korea, Taiwan and Russia, relating to our Fraxel® system. These patents are expected to expire between 2023 and 2028, in each case without taking into account any possible patent term adjustment or extensions and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

As of October 7, 2021, we also own 14 issued U.S. utility patents, seven issued U.S. design patents and 10 issued foreign patents in France, Germany, Great Britain, Italy, Poland, Spain, China, Japan and Korea in the electromagnetic space that are not directed to our Clear + Brilliant® system or Fraxel® system. These patents are expected to expire between 2022 and 2031, in each case without taking into account any possible patent term adjustment or extensions and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

VASER®lipo system and ultrasonic portfolio

As of October 7, 2021, we own two issued U.S. utility patents, one issued U.S. design patent and eight issued foreign patents in Australia, Canada, France, Germany, Great Britain, China, Japan and Korea, relating to our VASER®lipo system. These patents are expected to expire between 2022 and 2033, in each case without taking into account any possible patent term adjustment or extensions and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

As of October 7, 2021, we also own three issued U.S. utility patents and seven issued foreign patents in France, Germany, Great Britain, China, Japan and Korea in the minimally-invasive ultrasonic space that are not directed to our VASER®lipo system. These patents are expected to expire between 2023 and 2032, in each case without taking into account any possible patent term adjustment or extensions and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

As of October 7, 2021, we also own 15 issued U.S. utility, four issued U.S. design patents and 51 issued foreign patents in Australia, Canada, Czech Republic, Germany, Great Britain, France, Italy, Poland, Spain, China, Japan and Korea in the non-invasive ultrasonic space. These patents are expected to expire between 2023 and 2032, in each case without taking into account any possible patent term adjustment or extensions and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

Not all of our patents and patent applications are related to our current or future product lines. The pending foreign applications relate to similar underlying technological claims to the U.S. patents and/or patent applications. We intend to file for additional patents to strengthen our intellectual property rights.

Our patent applications may not result in issued patents, and we cannot assure you that any patents that are issued to us will protect our intellectual property rights. Third parties may challenge any patents issued to us as invalid, may independently develop similar or competing technology or may design around any of our patents. We cannot be certain that the steps we have taken will prevent the misappropriation of our intellectual property, particularly in foreign countries where the laws may not protect our proprietary rights in these foreign countries as fully as in the United States.

Government Regulations

Our Thermage®, Clear + Brilliant®, Fraxel® and VASER® systems are medical devices and are subject to extensive and rigorous regulation by the FDA, as well as other federal and state regulatory bodies in the United States and laws and regulations of health authorities in other countries, including China and the European Union. FDA regulations govern the following activities that we perform, or that are performed on our behalf, to ensure that medical products distributed domestically or exported internationally are safe and effective for their intended uses:

•	product design and development;

•	product testing;

•	product manufacturing, packaging and remanufacturing;

•	product safety assurance;

•	product labeling;

•	product storage;

•	recordkeeping;

•	premarket clearance or approval;

•	advertising and promotion;

•	production; and

•	product sales and distribution.

We are subject to similar regulations in many of the other jurisdictions in which we operate.

FDA’s Premarket Clearance and Approval Requirements

Unless an exemption applies, each medical device we wish to commercially distribute in the United States will require either prior 510(k) clearance or premarket approval from the FDA. The FDA classifies medical devices into one of three classes. Devices deemed to pose lower risks are placed in either Class I or II, which requires the manufacturer to submit to the FDA a premarket notification requesting clearance to commercially distribute the device. This process is generally known as 510(k) clearance. Some low risk devices are exempted from this requirement. Devices deemed by the FDA to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices, or devices deemed not substantially equivalent to a previously cleared 510(k) device, are placed in Class III, requiring premarket approval. All of our current products are Class II devices.

510(k) Clearance Pathway

When a 510(k) clearance is required, we must submit a premarket notification to the FDA demonstrating that our proposed device is substantially equivalent to a previously cleared and legally marketed 510(k) device or a device that was in commercial distribution before May 28, 1976 for which the FDA has not yet called for the submission of premarket approval applications (“PMA”). By regulation, the FDA is required to clear or deny a 510(k) premarket notification within 90 days of submission of the application. As a practical matter, clearance often takes significantly longer. The FDA may require further information, including clinical data, to make a determination regarding substantial equivalence. If the FDA determines that the device, or its intended use, is not substantially equivalent to a previously cleared device or use, we may request a de novo designation from the FDA to obtain clearance for the device. If the FDA deems the device to be a higher risk classification (Class III), a premarket approval application will be required.

RF devices used for aesthetic procedures, such as wrinkle reduction, are generally regulated as Class II medical devices and are qualified for clearance under 510(k) procedures. We have received 510(k) clearances for the Thermage® system for multiple indications. We initially received FDA clearance to market our Thermage® (Thermacool) system for use in dermatologic and general surgical procedures for electrocoagulation and hemostasis in July 2000. In November 2002, the product was cleared for use in cosmetic procedures for periorbital wrinkles and rhytides and in June 2004 for non-invasive treatment of facial wrinkles and rhytides. In October 2006, we received FDA clearance to market the Thermage® (TherMassager) system for relief of minor muscle aches and pains, relief of muscle spasms, temporary improvement of local circulation (i.e. blood circulation) and temporary improvement in the appearance of cellulite. In June 2007, we received clearance to market our Thermage® system for treatment of wrinkles and rhytides for the upper and lower eyelids. In August 2013, we received FDA clearance to market our latest Thermage® (CPT) system and handpiece configuration for wrinkles, rhytides and for the temporary improvement in the appearance of cellulite. In September 2017, we received clearance to market our Thermage® FLX system and accessories for the non-invasive treatment of periorbital wrinkles, wrinkles, rhytides, and the temporary improvement in the appearance of cellulite.

Laser devices used for aesthetic procedures, such as skin resurfacing, are also generally regulated as Class II medical devices, requiring 510(k) clearance. The FDA has granted 510(k) clearances for four Fraxel® devices relating to multiple indications for use. We initially received FDA clearance to market our first generation Fraxel® SR750 system for coagulation of soft tissue in November 2003 and subsequently for treatment of periorbital wrinkles (June 2004), pigmented lesions (June 2004), skin resurfacing procedures (March 2005), melasma (July 2005), and acne and surgical scars (March 2006). In March 2006, we received FDA clearance to market our Fraxel ®re:store system for soft tissue coagulation and for treatment of periorbital wrinkles, pigmented lesions, melasma and skin resurfacing. We subsequently received FDA clearance for the Fraxel® re:store for treatment of acne and surgical scars in January 2007 and for actinic keratoses in May 2007. In April 2007, we received FDA clearance to market the Fraxel® re:fine system for soft tissue coagulation and for treatment of periorbital wrinkles, pigmented lesions, melasma, skin resurfacing, acne scars and surgical scars. The Fraxel® re:pair system was cleared for ablation, coagulation and resurfacing of soft tissue in April 2007 and for treatment of wrinkles, pigmentation, textural irregularities and vascular dyschromia in November 2007. We received FDA clearance for two additional Fraxel® re:pair handpieces in July 2008, which deliver ablative and incisional treatments for surgical applications. We received FDA clearance for the Fraxel® re:store DUAL Laser System in September 2010, which offers the 1550 nm and 1927 nm wavelengths. As of January 2011, the 1927 nm laser from the DUAL System became available as a stand-alone laser product. Fraxel® DUAL 1550/1927 received clearance in June 2013. In May 2011, the new Clear + Brilliant® Laser System received FDA clearance for general skin resurfacing procedures. In January 2021, the new generation Clear + Brilliant Touch® Laser System was launched commercially in the USA.

Premarket Approval Application

A PMA must be submitted to the FDA if the device cannot be cleared through the 510(k) process. A PMA must be supported by extensive data, including but not limited to, technical, preclinical, clinical, manufacturing and labeling, to demonstrate to the FDA’s satisfaction the safety and effectiveness of the device.

Upon submission, the FDA determines if the PMA application is sufficiently complete to permit a substantive review, and, if so, the application is accepted for filing. The FDA then commences an in-depth review of the PMA application, which typically takes one to three years, but may last longer. An advisory panel of experts from outside the FDA is typically convened to review and evaluate the PMA applications and provide recommendations to the FDA as to the approval of the device. As part of the PMA review, the FDA will typically inspect the manufacturer’s facilities for compliance with the QSR requirements, which impose specific testing, control, documentation and other quality assurance procedures.

To date, no device that we have developed has required premarket approval, nor do any of the devices currently in development require premarket approval.

Product Modifications

After a device receives 510(k) clearance, any product modification that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, requires a new 510(k) clearance or could require a PMA approval. The FDA requires each manufacturer to make this determination initially, but the FDA can review any decision and disagree with a manufacturer’s determination not to file a new 510(k) or PMA. If the FDA disagrees with our determination, the FDA may retroactively require us to seek 510(k) clearance or premarket approval. The FDA could also require us to cease marketing and distribution and/or recall the modified device until 510(k) clearance or premarket approval is obtained. Also, in these circumstances, we may be subject to significant regulatory fines or penalties. We have modified aspects of our Thermage®, Clear + Brilliant®, Fraxel® and VASER®lipo systems and accessories since receiving regulatory clearance, and we have made additional 510(k) filings when we deem it necessary. Decisions and rationale not to file a 510(k) for device modifications are documented in accordance with FDA’s guidance documents and our internal processes and procedures.

Clinical Trials

Clinical trials are almost always required to support an FDA premarket application and are sometimes required for 510(k) clearance. In the United States, these trials generally require submission of an application for an Investigational Device Exemption (“IDE”) to the FDA. The IDE application must be supported by appropriate data, such as animal and laboratory testing results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The IDE must be approved in advance by the FDA for a specific number of patients unless the product is deemed a non-significant risk device eligible for more abbreviated IDE requirements. Clinical trials for significant risk devices may not begin until the IDE application is approved by the FDA and the appropriate institutional review boards (“IRB”) at the clinical trial sites.

Because all of our current products are Class II devices, we have not to date conducted any clinical trials to support marketing in the US, China or the European Union. To the extent we are required to conduct clinical trials in the future, such trials would be conducted under the oversight of an IRB, as required by FDA regulations at the relevant clinical trial sites and in accordance with FDA regulations, including but not limited to those relating to good clinical practices. We would also be required to obtain patients’ informed consent in compliance with both FDA requirements and state and federal privacy regulations. We, the FDA or the IRB at each site at which a clinical trial were being performed, could suspend a clinical trial at any time for various reasons, including a belief that the risks to study subjects outweigh the benefits. Even if a trial were completed, the results of clinical testing may not demonstrate the safety and efficacy of the device, may be equivocal, or may otherwise not be sufficient to obtain clearance or approval of the product. Similarly, in Europe, clinical studies must be approved by the local ethics committee and in some cases, including studies with high-risk devices, by the Ministry of Health in the applicable country.

Pervasive and Continuing Regulation

After a device is placed on the market, numerous regulatory requirements continue to apply. These include:

•

QSR, which requires manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the manufacturing process;

•	labeling regulations and FDA prohibitions against the promotion of products for uncleared, unapproved or “off-label” uses;

•

medical device reporting regulations, which require that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if the malfunction were to recur; and

•	post-market surveillance regulations, which apply when necessary to protect the public health or to provide additional safety and effectiveness data for the device.

The FDA has broad post-market and regulatory enforcement powers. We are subject to unannounced inspections by the FDA and the Food and Drug Branch of the California Department of Health Services, or CDHS, to determine compliance with the QSR and other regulations.

Failure to comply with applicable regulatory requirements can result in enforcement action by the FDA, which may include any of the following sanctions:

•	warning letters, fines, injunctions, consent decrees and civil penalties;

•	repair, replacement, refunds, recall or seizure of our products;

•	operating restrictions, partial suspension or total shutdown of production;

•	refusing our requests for 510(k) clearance or premarket approval of new products or new intended uses;

•	withdrawing 510(k) clearance or premarket approvals that are already granted; and

•	criminal prosecution.

If any of these events were to occur, they could have a material adverse effect on our business.

We are also subject to a wide range of federal, state and local laws and regulations, including those related to the environment, health and safety, land use and quality assurance. We believe that compliance with these laws and regulations as currently in effect will not have a material adverse effect on our capital expenditures, earnings and competitive and financial position.

International

Sales of our products outside the United States are subject to foreign regulatory requirements that vary widely from country to country. See “Risk Factors—Regulatory Risks—Our marketed devices and consumables will be subject to ongoing regulatory review,” and “Risk Factors—Regulatory Risks—Chinese authorities have recently released draft guidance which could impact the regulatory regime under which we operate in China. Any changes pursuant to such draft guidance or otherwise could result in the incurrence of additional operating expenses and other costs, and could make it more difficult for us to sell our products in China.” In addition, exports of medical devices from the United States are regulated by the FDA. Complying with international regulatory requirements can be an expensive and time-consuming process and approval is not certain. The time required to obtain registrations or approvals, as required by other countries, may be longer than that required for FDA clearance, and requirements for such registrations or approvals may significantly differ from FDA requirements. In some situations, we may be unable to obtain or maintain registrations or approvals in other countries. If we experience delays in receiving necessary registrations or approvals to market our products outside the United States, or if we fail to receive those registrations or approvals, we may be unable to market our products or enhancements in international markets effectively, or at all, which could have a material adverse effect on our business and growth strategy. See “Risk Factors—Regulatory Risks—Chinese authorities have recently released draft guidance which could impact the regulatory regime under which we operate in China. Any changes pursuant to such draft guidance or otherwise could result in the incurrence of additional operating expenses and other costs, and could make it more difficult for us to sell our products in China,” and “—Risks Relating to the Global Scope of our Business —We face risks associated with our business in China.”

Healthcare Fraud and Abuse Regulations and Privacy

As a manufacturer of aesthetic medical devices that sells almost exclusively to physicians and clinics, we generally do not bill Medicare, Medicaid or other third-party payors and in many cases the procedures for which our systems are used are not covered by insurance. We do sell products to certain hospitals administered by the Veterans Health Administration, and may be subject to certain healthcare regulations and enforcement, including related to transparency, fraud and abuse as a result of sales to the U.S. federal government, state laws in the jurisdictions in which we conduct our business, as well as other national healthcare laws and regulations, such as in China and the European Union. We are also subject to non-U.S. and U.S. state laws governing the privacy and security of certain health information, many of which differ from each other in significant ways, thus complicating compliance efforts. Violations of these laws, or allegations of such violations, could result in fines, penalties or other sanctions, and have an adverse impact on our business, results of operations and reputation.

Competition

The aesthetic medical device industry is subject to intense competition. We compete against products and procedures using laser, light-based, RF, ultrasound, and other energy-based aesthetic modalities for skin resurfacing and rejuvenation, skin tightening, body contouring, such as products from Alma Laser, Cutera, Cynosure, Lumenis, Lutronic, Palomar, Sciton, Syneron, Ulthera, Ultrashape and Allergan.

In addition, we compete against existing and emerging treatment alternatives such as cosmetic surgery, chemical peels, microdermabrasion, Botox, dermal fillers, collagen injections and both prescription and over the counter acne medications. Some of these alternative procedures require a lower initial capital investment by a practitioner, some of these procedures may not require the purchase of a consumable treatment tip to perform a procedure and, in the area of acne, consumers have a wide variety of treatment choices. Some of our competitors are also publicly-traded companies and others have longer operating histories than we do. Many of them may enjoy several competitive advantages, including:

•	greater name recognition;

•	more extensive intellectual property protection;

•	established relationships with practitioners and other health care professionals;

•	established domestic and international distribution networks;

•	broader product lines and existing treatment systems, and the ability to offer rebates or bundle products to offer higher discounts or incentives;

•	greater experience in conducting R&D, manufacturing, clinical trials, obtaining regulatory clearance or approval for products and marketing approved products; and

•	greater financial resources for product development, sales and marketing and patent litigation.

Competition among providers of energy-based aesthetic medical devices is characterized by intensive sales and marketing activities. There are few barriers to entry that would prevent new entrants or existing competitors from developing products that could compete with ours. There are many companies, both public and private, that are developing devices that use light-based, RF-based and ultrasound technologies. Additional competitors may enter the market and we are likely to compete with new companies in the future. To compete effectively, we have to spend significantly on sales and marketing activities and differentiate our products on the basis of performance, brand name, reputation and price. We have encountered and expect to continue to encounter potential customers who, due to existing relationships with our competitors, are committed to, or prefer the products offered by these competitors.

Our Facilities

We lease a number of our properties. Our headquarters is located in Bothell, Washington. We lease two facilities throughout the United States and one facility internationally. Our United States facilities consist of two adjacent buildings in Bothell, Washington, where one is used for manufacturing and distribution while the other is used for R&D; and a facility in Pleasanton, California, which houses our customer service and product support groups. Our international facility consists of a small office space in Hong Kong, China that serves as our experience center.

We consider our facilities to be in satisfactory condition and suitable for their intended use, although some limited investments to improve our manufacturing and other related facilities are contemplated, based on the needs and requirements of our business. Our administrative, marketing, research/laboratory, distribution and warehousing facilities are located in various parts of the world. We co-located our R&D activities with our manufacturing in our Bothell facilities. Our scientists, engineers, quality assurance/quality control professional and manufacturing technicians work side-by-side in designing and manufacturing products that fit the needs and requirements of our customers, regulators and business unites.

Human Capital Resources

At the time of this offering, there are approximately 380 employees who are either part of the Solta Business in sales and marketing roles or are in production, R&D, or general and administrative positions primarily supporting the Solta Business.

Collective bargaining exists for some employees that will support the Solta Business in several countries. We consider relations with our employees to be good and have not experienced any work stoppages, slowdowns or other serious labor problems that have materially impeded business operations. During fiscal 2020, We did not experience any significant business disruption as a result of employee turnover.

Our human capital objectives include recruiting, retaining, incentivizing and developing existing and future employees. Our Long-Term Incentive Plan is designed to attract, retain and motivate selected employees and directors by aligning their incentives with the long-term success of our Company. In connection with becoming a standalone public company, we expect to hire additional personnel and to develop and implement policies and procedures appropriate for our business needs and in compliance with applicable law.

Legal Proceedings

We are involved in legal proceedings from time to time in the ordinary course of our business. While we believe, based on information currently available, that our established reserves are sufficient to cover our probable litigation exposure, there can be no assurance that the outcome of any such legal proceeding will be favorable and the resolution of one or more of these legal proceedings against us could have a material adverse effect on our business, financial condition, results of operations and liquidity. See Note 15 “Legal Proceedings” to our audited combined financial statements included elsewhere in this prospectus for further information.

MANAGEMENT

Directors and Executive Officers

The following table sets forth the name, age and position of individuals as of November 15, 2021 who will serve as directors, director nominees and executive officers of Solta following the Separation.

Name	Age	Position
Scott A. Hirsch	45	Chief Executive Officer and Director
Thomas A. Hart	66	Chief Operating Officer
Paul S. Herendeen	65	Chairman of the Board of Directors
Thomas W. Ross, Sr.	71	Lead Independent Director
Robert N. Power	64	Director
Amy B. Wechsler, M.D.	51	Director
Thomas J. Appio	60	Director
Sophia J. Langlois	52	Director

The following includes certain information regarding our directors’ and officers’ individual experience, qualifications, attributes and skills, and brief statements of those aspects of our directors’ backgrounds that led us to conclude that they should serve as directors.

Scott A. Hirsch will serve as our Chief Executive Officer and a member of our Board of Directors, effective immediately prior to the offering. Mr. Hirsch joined BHC in August 2016 as Senior Vice President, Chief Business Strategy Officer. From July 2019 to July 2021, Mr. Hirsch served as Chief Business Strategy Officer and SVP & GM, Orapharma for BHC, and since July 2021 has served as President, Ortho Dermatologics and OraPharma & Chief Strategy Officer for BHC. He joined BHC from Citadel Investment Group, where from January 2012 to August 2016, he oversaw equity investments and risk management decisions within the Health Care sector at Surveyor Capital. Mr. Hirsch earned a Master of Business Administration from the Wharton School at the University of Pennsylvania and holds a bachelor’s degree in Fine Arts from the Rhode Island School of Design. We believe Mr. Hirsch’s extensive experience leading the Ortho Dermatologics business of BHC, where he demonstrated leadership capability and extensive knowledge of complex financial and operational issues, qualify him to serve as a member of our Board of Directors.

Thomas A. Hart will serve as our Chief Operating Officer, effective immediately prior to the offering. Mr. Hart joined BHC in January 2012, where he first served as Regional Director, Asia for the iNova business of BHC, through January 2017 at which time he was appointed Global Director for Solta Medical, and subsequently Vice President, Global Solta from August 2018. Prior to joining BHC, Mr. Hart was the Regional Business Director- South East Asia and Hong Kong, of iNova Pharmaceuticals, a private pharmaceutical company (“iNova”) from January 2011 until the acquisition of iNova by BHC in December 2011. Earlier in his career, Mr. Hart held senior leadership positions with Sheffield, an Executive Selection Company in New Zealand, and then as CEO of TRG Group, a private Radiology Group based in Auckland, New Zealand. Prior to these positions, Mr. Hart was Marketing Company President and Managing Director New Zealand for Astra AB, a private pharmaceutical company, and then for AstraZeneca plc in New Zealand and Malaysia/Singapore. Mr. Hart holds a Diploma of Applied Science (Medical Laboratory Medicine) from RMIT, Melbourne, Australia.

Paul S. Herendeen will serve as Chairman of our Board of Directors, effective immediately prior to the offering. Mr. Herendeen was Executive Vice President and Chief Financial Officer of BHC beginning in August 2016. In June 2021, Mr. Herendeen stepped down as BHC’s Chief Financial Officer and was appointed to the newly created role of Advisor to the Chairman and CEO. Prior to joining BHC, he served as Executive Vice President and CFO of Zoetis Inc., an animal health and pharmaceuticals company, from 2014 to August 2016. From 2005 to 2013 and from 1998 to 2001, Mr. Herendeen served as CFO at Warner Chilcott, a specialty pharmaceuticals company. He rejoined Warner Chilcott after four years as EVP and CFO of MedPointe Pharmaceuticals, a privately held healthcare company, where he served as CFO from 2001 until 2005. Prior to that, Mr. Herendeen spent nine years as a principal investor at both Dominion Income Management and

Cornerstone Partners, where he worked on investments as well as mergers and acquisitions for the firms and their portfolio companies. He spent the early part of his career in banking and public accounting, having held various positions with the investment banking group of Oppenheimer & Company, the capital markets group of Continental Bank Corporation and as a senior auditor with Arthur Andersen & Company. Mr. Herendeen has been a director of Elanco Animal Health Inc., a publicly traded animal health company, since December 2020. Mr. Herendeen earned a Master of Business Administration from the University of Virginia’s Darden School of Business and holds a bachelor’s degree in Business Administration from Boston College. We believe Mr. Herendeen’s extensive experience as a chief financial officer of a public company, where he demonstrated leadership capability and extensive knowledge of complex financial and operational issues facing large organizations, and his experience as an Advisor to the Chairman and CEO of BHC, qualify him to serve as a member of our Board of Directors.

Thomas W. Ross will serve as Lead Independent Director of our Board of Directors, effective immediately prior to the offering. Mr. Ross has served on the Board of Directors of BHC beginning in March 2016 and was appointed BHC’s Lead Independent Director in June 2016, and currently serves on BHC’s Audit and Risk Committee and Nominating and Corporate Governance Committee. He has served as the President of Volcker Alliance since July 2016, where he also serves as a director. He is President Emeritus of the University of North Carolina (“UNC”), having served as President from January 2011 to January 2016. Mr. Ross currently serves as the Sanford Distinguished Fellow in Public Policy at the Duke University Sanford School of Public Policy. Prior to becoming President of the UNC system, Mr. Ross served as President of Davidson College, Executive Director of the Z. Smith Reynolds Foundation, director of the North Carolina Administrative Office of the Courts, a Superior Court judge, chief of staff to U.S. Congressman Robin Britt, a member of the Greensboro, NC law firm Smith, Patterson, Follin, Curtis, James & Harkavy, and as an Assistant Professor of Public Law and Government at UNC Chapel Hill’s School of Government. We believe Mr. Ross’s demonstrated leadership in senior management positions, extensive experience with corporate governance responsibilities and complex knowledge of legal, compliance and operational issues qualify him to serve as a member of our Board of Directors.

Robert N. Power will serve as a member of our Board of Directors, effective immediately prior to the offering. Mr. Power has served on the Board of Directors of BHC and its predecessor company, Biovail Corporation, beginning in August 2008, and currently serves on BHC’s Audit and Risk Committee, Nominating and Corporate Governance Committee (as Chairperson) and Science and Technology Committee. From 2009 to 2011, Mr. Power was a faculty member at The Wharton School of Business, University of Pennsylvania, where he taught multinational marketing. Mr. Power has over 25 years’ experience working in the pharmaceutical and biotechnology industry, which he gained serving in a number of leadership positions with Wyeth from 1985 through 2007, including Director—New Product Development, Managing Director—U.K./Ireland, Vice President—Global Marketing, President—Europe, Middle East, Africa, President—International and Executive Vice President—Global Business Operations. Mr. Power also has completed the Director Professionalism course offered by the National Association of Corporate Directors. We believe Mr. Power’s extensive experience in the pharmaceutical industry and international business is a valuable contribution to our Board of Directors. In addition, his experience in general management, strategic planning, working with R&D organizations, business development, product marketing, merging and streamlining of organizations and his demonstrated leadership in a multi-billion-dollar business qualify Mr. Power as a member of our Board of Directors.

Amy B. Wecshler, M.D. will serve as a member of our Board of Directors, effective immediately prior to the offering. Dr. Wechsler has served on the Board of Directors of BHC beginning in June 2016, and currently serves on BHC’s Talent and Compensation Committee and Science and Technology Committee. She has been a practicing dermatologist in New York City since 2005. Dr. Wechsler is the author of The Mind-Beauty Connection, published by Simon & Schuster in 2008. She is board certified in both dermatology and psychiatry and is also an Adjunct Clinical Professor in Psychiatry at the Weill Cornell Medical College. As an expert on skin health, Dr. Wechsler serves as an advisor for Chanel Skin Care and is also a certified trainer and well-known KOL Speaker, qualified to teach physicians and other medical professionals in the use of various dermatological products. Dr. Wechsler is an active member of several medical professional organizations, including the American Academy of Dermatology, the American Psychiatric Association, the American Academy of Child and Adolescent Psychiatry, the Independent Doctors of New York, The Physicians Scientific Society, and The Skin Cancer Foundation. Dr. Wechsler completed her residency in psychiatry and a fellowship in child and adolescent psychiatry at New York Presbyterian Hospital’s Payne Whitney Clinic. She also completed a residency in dermatology at SUNY Downstate Medical Center. We believe that Dr. Wechsler’s many years of experience as a board-certified dermatologist and psychiatrist, her strong knowledge of medical products to assist patients with their medical needs and her insight into the medical field and pharmaceutical industry and healthcare related issues qualify her to serve as a member of our Board of Directors.

Thomas J. Appio will serve as a member of our Board of Directors, effective immediately prior to the offering. Mr. Appio has served as BHC’s President & Co-Head Bausch + Lomb/International since 2018, and was previously BHC’s Executive Vice President, Company Group Chairman, International from 2016 to 2018. Prior to joining BHC in 2013, Mr. Appio served in several positions with Bausch + Lomb Corporation, including as Vice President, North Asia/Japan and as Managing Director, Greater China and Japan. Prior to joining Bausch + Lomb Corporation, Mr. Appio served 23 years with Schering-Plough in a wide range of leadership and operations responsibilities. Mr. Appio holds a Bachelor of Science in Accounting from Arizona State University, W.P. Carey School of Business. We believe Mr. Appio’s extensive experience as BHC’s President & Co-Head Bausch + Lomb/International, where he has demonstrated leadership capability and extensive knowledge of complex financial and operational issues, qualify him to serve as a member of our Board of Directors.

Sophia J. Langlois will serve as a member of our Board of Directors, effective immediately prior to the offering. Ms. Langlois served as an audit partner at KPMG LLP from October 2006 until April 2020. She has been a member of the board of directors of Loop Energy Inc., a hydrogen fuel cell company listed on the Toronto Stock Exchange (the “TSX”), since February 2021, where she serves as the Chair of the Audit Committee and a member of the Compensation and Governance Committee. Ms. Langlois has also served on the board of directors of Alaris Equity Partners, a private equity firm listed on the TSX, since July 2020, where she serves as a member of the Audit Committee and the Compensation Committee. Ms. Langlois holds a bachelor’s degree from the University of Calgary and is a certified public accountant in Alberta. We believe Ms. Langlois’ experience as a public company board member and financial and accounting expertise qualify her to serve as a member of our Board of Directors.

Board of Directors

Upon completion of this offering, our Board of Directors will consist of seven members. Our Articles (as defined herein) provide that our Board of Directors shall consist of not fewer than three directors and such number as may be determined by action of either a majority of the shareholders or the directors. No decrease may shorten the term of any director.

Directors who are elected at an annual meeting of shareholders shall hold office until the next annual meeting of shareholders and until their successors have been elected and qualified. Vacancies are filled by a vote of the remaining directors in office, and the person who is appointed to fill the vacancy holds office for the remainder of the term. Vacancies created by removal by shareholders are filled by the shareholders at the meeting held to remove the director(s). In the interim between annual meetings of shareholders or of special meetings of shareholders called for the election of directors, newly created directorships and any vacancies in the Board of Directors may be filled by the vote of the remaining directors then in office, although less than a quorum exists.

Our Articles do not provide for cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares can elect all of the directors standing for election, and the holders of the remaining shares are not able to elect any directors, subject to their rights under the Master Separation Agreement.

Director Independence

The Board of Directors believes that, in order to be effective, our Board of Directors must be able to operate independently of management. As described in our Corporate Governance Guidelines, a sufficient number of directors must satisfy the applicable tests of independence, such that the Board of Directors complies with all independence requirements under corporate and securities laws and stock exchange requirements applicable to the Company. The Corporate Governance Guidelines will further provide that the Nominating and Corporate Governance Committee, as well as the Board of Directors, reviews the relationships that each director has with the Company in order to satisfy itself that these independence criteria have been met. On an annual basis, as part of our disclosure procedures, all directors will complete a questionnaire pertaining to, among other things, share ownership, family and business relationships, and director independence standards. The Board of Directors will then disclose in the Company’s annual management proxy circular and proxy statement the identity of each of the independent directors and the basis for the Board of Directors’ determination for each of the directors who are not independent.

The Board of Directors has determined that four of our seven directors are “independent directors” within the meaning of applicable regulatory and stock exchange requirements in the United States, as none of them has a material relationship with the Company that could be reasonably expected to interfere with their exercise of independent judgment. The independent directors currently on the Board of Directors are: Mr. Ross, Mr. Power, Dr. Wechsler and Ms. Langlois.

None of our current directors have entered into employment, service or similar contracts with us, with the exception of Mr. Hirsch . On                 , Mr. Hirsch entered into an employment agreement with the Company as our Chief Executive Officer.

Controlled Company Exception

Because BHC will continue to own a majority of our shares following the completion of this offering, we will be a “controlled company” within the meaning of the corporate governance requirements of NASDAQ. Accordingly, we will be exempt from certain corporate governance requirements until such time we cease to be a “controlled company,” including requirements that a majority of our Board of Directors consist of independent directors and having a compensation committee and a nominating and corporate governance committee that is composed entirely of independent directors. For at least some period following the completion of this offering, we expect to take advantage of the exemption from the requirement to have a fully independent nominating and corporate governance committee. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all of these corporate governance requirements. See “ Risk Factors—Risk Relating to the Separation and Our Relationship with BHC—BHC will control the direction of our business, potentially indefinitely, and the concentrated ownership of our shares will prevent you and other shareholders from influencing significant decisions.” In the event that we cease to be a “controlled company” and our shares continue to be listed on NASDAQ, we will be required to comply with these provisions within the applicable transition periods.

The “controlled company” exemption does not modify the independence requirements for our Audit and Risk Committee, and we intend to comply with the requirements of the Exchange Act and NASDAQ listing requirements which require that pursuant to the phase-in exception to such rules that we intend to rely on, our Audit and Risk Committee have at least one independent director on the effective date of the registration statement relating to this offering, a majority of independent directors within 90 days following the effective date of the registration statement relating to this offering, and exclusively independent directors within one year following the effective date of the registration statement relating to this offering.

Board of Directors Leadership Structure

Our Corporate Governance Guidelines will provide that our Board of Directors may determine from time to time the most effective leadership structure for the Company, including whether the same individual should serve both as Chairman of the Board of Directors and the Chief Executive Officer.

Our Corporate Governance Guidelines also provide that, if the same individual serves as Chairman of the Board of Directors and Chief Executive Officer, or if the Chairman of the Board of Directors is otherwise not independent, our Board of Directors shall appoint a Lead Independent Director. Our independent directors will annually appoint a Lead Independent Director. Mr. Ross has been appointed to serve as Lead Independent Director.

The responsibilities of the Lead Independent Director will be set forth in the Company’s Position Description for the Lead Independent Director. These responsibilities include: (i) fostering processes that allow the Board of Directors to function independently of management and encouraging open and effective communication between the Board of Directors and management of the Company; (ii) providing input to the Chairman on behalf of the independent directors with respect to Board of Directors agendas; (iii) presiding at all meetings of the Board of Directors at which the Chairman is not present, as well as regularly scheduled executive sessions of independent directors; (iv) in the case of a conflict of interest involving a director, if appropriate, asking the conflicted director to leave the room during discussion concerning such matter and, if appropriate, asking such director to recuse him or herself from voting on the relevant matter; (v) communicating with the Chairman and the Chief Executive Officer, as appropriate, regarding meetings of the independent directors and resources and information necessary for the Board of Directors to effectively carry out its duties and responsibilities; (vi) serving as liaison between the Chairman and the independent directors; (vii) being available to directors who have concerns that cannot be addressed through the Chairman; (viii) calling meetings of the independent directors, or when appropriate; and (ix) performing other functions as may reasonably be requested by the Board of Directors or the Chairman. In the event the Company appoints an independent Chairman of the Board of Directors, the responsibilities of the Lead Independent Director will be assumed by the independent Chairman of the Board of Directors.

Meetings of Independent Directors

The Corporate Governance Guidelines will provide that at any meeting of the Board of Directors, the independent directors of the Board of Directors shall meet in executive session and that an opportunity shall be provided during the meeting for any member of the Board of Directors to make such a request. Consequently, the independent directors shall meet in executive sessions, chaired by our Lead Independent Director, at a majority of our Board of Directors meetings.

Meetings of the Board of Directors

The Board of Directors shall meet regularly, at least four times per year, including at least once annually to review our strategic plan. Additional meetings can be called as deemed necessary. All agendas for Board of Directors and Board of Directors committee meetings are set by the Chairman of the Board of Directors in consultation with the Board of Directors committee Chairpersons, as necessary. At least two directors then in office, or a higher number as may be determined by the Board of Directors from time to time, must be present in order to transact business at any Board of Directors meeting. Directors are expected to attend and participate in substantially all meetings of the Board of Directors and of all committees on which they serve.

Charter of the Board of Directors

The Board of Directors is responsible for the overall stewardship of the Company and its business, including supervising the management of the Company’s business and affairs. The Board of Directors discharges this responsibility directly and through delegation of specific responsibilities to committees of the Board of Directors and to our officers. Under the charter of the Board of Directors (the “Board Charter”), the Board of Directors will establish committees to assist with its responsibilities. Our standing Board of Directors committees are expected to be the Audit and Risk Committee, the Talent and Compensation Committee and the Nominating and Corporate Governance Committee.

Under the Board Charter, the Board of Directors will be responsible for, among other things, the following corporate governance-related matters: (i) overseeing the Company’s performance and the quality, depth and continuity of management needed to meet the Company’s strategic objectives; (ii) developing and approving the Company’s approach to and practices regarding corporate governance; (iii) succession planning; (iv) overseeing orientation and education programs for new directors and ongoing education opportunities for continuing directors; (v) reviewing, discussing and approving the Company’s strategic planning and organizational structure and supervising management to oversee that the strategic planning and organizational structure preserve and enhance the business of the Company and the Company’s underlying value; (vi) approving and assessing compliance with all significant policies and procedures by which the Company is operating, including the Company’s Standards of Business Conduct (as described below); (vii) reviewing the Company’s principal risks and assessing whether appropriate systems are in place to manage such risks; and (viii) ensuring the integrity and adequacy of the Company’s internal controls.

Position Descriptions

The Board of Directors has developed written position descriptions for the Chairman of the Board of Directors, the Chief Executive Officer, the Lead Independent Director, and the Chairpersons of each of the Audit and Risk Committee, the Nominating and Corporate Governance Committee and the Talent and Compensation Committee.

Orientation and Continuing Education

The Nominating and Corporate Governance Committee will oversee the Board of Directors’ continuing education program, which was developed to assist directors in maintaining or enhancing their skills and abilities as directors and updating their knowledge and understanding of the Company and the pharmaceutical industry. New directors will be oriented to the roles of the Board of Directors and individual directors and the business and affairs of the Company through discussions with the incumbent directors and the Company’s management by periodic presentations from senior management on major business, industry and competitive issues. Management and outside advisors will provide information and education sessions to the Board of Directors and its committees as necessary to keep the directors up-to-date with, among other things, (i) disclosure and corporate governance requirements and best practices; (ii) the Company, its business and the environment in which it operates, and (iii) developments in the responsibilities of directors. The Board of Directors may invite representatives of various business units to Board of Directors meetings to discuss business strategy and market analysis, as well as make on-site visits of the operations of the Company at the various facilities of the Company. Directors may also attend outside conferences and seminars that are relevant to their roles at the Company’s expense, with the approval of the Chairman of the Board of Directors.

Ethical Business Conduct

Standards of Business Conduct

We will adopt a written code of business conduct and ethics, the Standards of Business Conduct (the “Standards”), that applies to all employees (including our officers) and directors of the Company and its worldwide subsidiaries. Among other things, the Standards are designed to deter wrongdoing and promote honest and ethical conduct, including (i) the ethical handling of actual or apparent conflicts of interest; (ii) full, fair, accurate, timely and understandable public disclosure; (iii) compliance with applicable laws and regulations; (iv) protection of the Company’s assets; and (v) maintaining a harassment-free work environment.

Our employees and directors are required to maintain an understanding of, and ensure their compliance with, the Standards. Supervisors are responsible for maintaining awareness of the Standards, and for reporting any deviations from the Standards. The Standards also require the Company to conduct regular audits to test compliance with the Standards. Subject to Board of Directors approval, responsibility for the establishment and periodic review and update of the Standards falls within the mandate of the Audit and Risk Committee.

All individuals subject to the Standards are obligated to promptly report violations and potential violations of law, the Standards, or policies of the Company referenced in the Standards. Such violations or suspected violations may be reported to the appropriate Company representative, or anonymously and confidentially through the Company’s business ethics hotline. All potential violations must in turn be reported to the Company’s General Counsel or Chief Compliance & Ethics Officer. The Board of Directors has established reporting procedures in order to encourage employees and directors to raise concerns regarding matters addressed by the Standards on a confidential basis free from discrimination, retaliation or harassment. Employees of the Company who violate the Standards may face disciplinary actions, including dismissal.

Code of Ethics

Our Standards will also include a Code of Ethics for the Chief Executive Officer and Senior Finance Executives (the “Code of Ethics”), which is designed to deter wrongdoing and promote (i) honest and ethical conduct in the practice of financial management, (ii) full, fair, accurate, timely and understandable disclosure, and (iii) compliance with all applicable laws and regulations. Violations of the Code of Ethics are reported to the General Counsel or Chief Compliance & Ethics Officer. Failure to observe the terms of the Code of Ethics may result in disciplinary action, including dismissal.

The foregoing description of the Standards, including the Code of Ethics, is intended as a summary only, and does not purport to be complete. It is subject to, and qualified in its entirety by, reference to all of the provisions of the Standards.

We intend to satisfy any disclosure requirements regarding amendments to, or waivers of, any provision of the Standards, including the Code of Ethics, by posting such information on the Company’s website.

Risk Oversight

Our Board of Directors participates in risk management oversight, with a view of supporting the achievement of organizational objectives, including strategic objectives, improving long-term organizational performance and enhancing shareholder value. In addition, the Audit and Risk Committee assists the Board of Directors in monitoring and overseeing the Company’s Standards and risk management, including with respect to cybersecurity risks, provides oversight for the Company’s global ethics and healthcare compliance program, and oversees the Company’s receipt and handling of business ethics reports received pursuant to the Company’s Business Ethics Reporting Program. Various other committees of the Board of Directors also have responsibility for monitoring risk management in specific areas. For example, the Talent and Compensation Committee annually reviews and discusses with management the relationship between the Company’s compensation policies and practices and its risk management, including the extent to which those policies and practices create risks for the Company. In addition, the Nominating and Corporate Governance Committee periodically provides oversight with respect to risks associated with our corporate governance policies and practices, including our Corporate Governance Guidelines. The Nominating and Corporate Governance Committee also oversees and reviews evaluations of the Board of Directors and each of our Board of Directors committees.

Under the supervision of our Board of Directors, our management is responsible for assessing and managing our exposure to various risks. Upon completion of this offering, we will have a global Enterprise Risk Management (“ERM”) office. The objectives of the ERM office include, but are not limited to, managing known risks through assessments and action plans, identifying emerging risks and reporting on the ERM process and risk findings to the Audit and Risk Committee on a quarterly basis.

Board of Directors Committees

Effective upon the completion of this offering, the Board of Directors will have the following three standing committees: the Audit and Risk Committee, the Talent and Compensation Committee and the Nominating and Corporate Governance Committee. The specific responsibilities of each of the Audit and Risk Committee, the Talent and Compensation Committee and the Nominating and Corporate Governance Committee are identified in the respective committee’s charter.

The table below sets forth each of our director’s membership on our standing Board of Directors committees following the completion of this offering:

Audit and Risk Committee	Nominating and Corporate Governance Committee	Talent and Compensation Committee
Ms. Langlois (Chairperson)	Mr. Ross (Chairperson)	Mr. Power (Chairperson)
Mr. Herendeen	Mr. Herendeen	Dr. Wechsler
Mr. Power	Dr. Wechsler	Ms. Langlois
Mr. Ross

Audit and Risk Committee

The Audit and Risk Committee will initially be comprised of three independent directors, Ms. Langlois, Mr. Power and Mr. Ross, in addition to Mr. Herendeen. The responsibilities, powers and operation of the Audit and Risk Committee are set out in the written charter of the Audit and Risk Committee. Pursuant to the Audit and Risk Committee Charter, each member of the Audit and Risk Committee other than Mr. Herendeen is an independent director as defined and required by applicable regulatory and stock exchange rules. The Board of Directors has concluded that each member of the Audit and Risk Committee is “financially literate” as required under NASDAQ rules, and each of Ms. Langlois and Mr. Herendeen qualify as an “audit committee financial expert” under the regulations promulgated by the SEC.

The Audit and Risk Committee will operate pursuant to the Audit and Risk Committee Charter. Its responsibilities will include, among other things, responsibility for reviewing and recommending to the Board of Directors our annual financial statements and management’s discussion and analysis of results of operation and financial condition (“MD&A”) and reviewing and approving our interim financial statements and MD&A. As contemplated in the Audit and Risk Committee Charter, the Audit and Risk Committee will periodically meet with our internal auditor and with our external auditors without management being present. The Audit and Risk Committee will also recommend to the Board of Directors the external auditors to be nominated for approval by the Company’s shareholders, as well as the compensation of the external auditors. The Audit and Risk Committee Charter will provide that the Audit and Risk Committee must establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters and the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing practices.

In accordance with the Audit and Risk Committee Charter, the Audit and Risk Committee will also provide assistance to the Board of Directors in fulfilling its oversight function, including with respect to: (i) the quality and integrity of our financial statements; (ii) compliance with our Standards, and legal and regulatory requirements, including with respect to disclosure of financial information; (iii) the qualifications, performance and independence of our external auditor; (iv) the performance of our senior finance employees and internal audit function; (v) internal controls and certifications; (vi) monitoring the appropriateness and effectiveness of the Company’s risk management systems and policies, including evaluating on a regular basis the effectiveness and prudence of senior management in managing the Company’s operations and the risks to which it is exposed; and (vii) overseeing the Company’s compliance programs, policies and procedures, and investigating compliance matters.

The Audit and Risk Committee Charter provides that no member of the Audit and Risk Committee may hold 10% or more of the Company’s outstanding shares or serve simultaneously on the audit committee of more than two other public companies unless the Board of Directors determines that such simultaneous service would not impair his or her ability to serve effectively on the Audit and Risk Committee.

Talent and Compensation Committee

The Talent and Compensation Committee will be comprised of three independent directors: Mr. Power, Dr. Wechsler and Ms. Langlois. The responsibilities, powers and operation of the Talent and Compensation Committee are set out in the written charter of the Talent and Compensation Committee. In accordance with the Talent and Compensation Committee Charter, each member of the Talent and Compensation Committee is an independent director as defined and required by applicable regulatory and stock exchange rules.

As described in the Talent and Compensation Committee Charter, the key responsibilities of the Talent and Compensation Committee will include: (i) reviewing and approving corporate goals and objectives in connection with the compensation of our Chief Executive Officer, evaluating the Chief Executive Officer’s performance in light of those goals and objectives, and (either as a committee or together with the other independent directors who satisfy the independence, “non-employee” and “outside director” requirements under the Talent and Compensation Committee Charter) determining and approving the compensation of the Chief Executive Officer based on such evaluation; (ii) reviewing and approving each element of total compensation for all officers (as such term is defined in Rule 16a-1(f) under the Exchange Act); (iii) reviewing and approving arrangements with executive officers relating to their employment relationships with us; (iv) reviewing talent management and succession planning materials for key roles; (v) providing strategic supervision of our benefit plans, programs and policies; and (vi) when we no longer qualify as an “emerging growth company,” reviewing and recommending to the Board of Directors for approval the Compensation Discussion & Analysis to be included in the Company’s annual management proxy circular and proxy statement and/or annual report on Form 10-K, and preparing the Talent and Compensation Committee Report.

Compensation

The Talent and Compensation Committee has the authority to retain and compensate any consultants and advisors it considers necessary to fulfill its mandate. It shall, annually or on an as-needed basis, specify the work to be performed by, and agree on the associated fees to be paid to the compensation consultants. It shall also review annually the work performed and fees paid. In addition, the Talent and Compensation Committee Charter provides that the Talent and Compensation Committee shall report to the Board of Directors, on an annual basis, the nature of any additional work or non-Board of Directors based services conducted by any such compensation consultant and associated fees paid, if approved by the Chairperson of the Talent and Compensation Committee.

Periodically, and at least annually, the Talent and Compensation Committee will select and retain independent consultants to conduct comprehensive reviews and assessments of our policies, procedures and internal controls for setting compensation of the Chief Executive Officer and other members of senior management. The consultant will prepare and submit relevant information and analyses to the Talent and Compensation Committee. The independent consultants’ services will include the following: (i) periodically reviewing our executive compensation programs, including base salary, short-term incentives, equity-based incentives, total cash compensation levels and total direct compensation of certain senior positions, against those of a peer group; (ii) advising the Talent and Compensation Committee with regard to the compensation packages of the Chief Executive Officer and other members of senior management; (iii) reviewing the proxy circular and proxy statement and specifically the Compensation Discussion and Analysis when we no longer qualify as an “emerging growth company”; and (iv) preparing materials for and attending select Talent and Compensation Committee Meetings.

The Talent and Compensation Committee will consider the advice and analysis of the independent compensation consultants, together with other factors the Talent and Compensation Committee considers appropriate (including feedback from shareholders and corporate governance groups, market data, knowledge of the comparator group and personal knowledge and experience of the Talent and Compensation Committee members), in reaching its decisions and making compensation determinations for the Chief Executive Officer and executive officers.

Succession Planning

The Board of Directors shall regularly undertake a thorough review of succession planning for the members of the Company’s Executive Committee, including our Chief Executive Officer, over the course of the year, led by the efforts of the Talent and Compensation Committee. The Talent and Compensation Committee shall continuously review the Executive Committee and key positions within the Company to ensure the continuity and comprehensiveness of succession planning company wide. Among other factors, the Talent and Compensation Committee shall consider the level of representation of women and other minorities in executive officer and managerial positions when making appointments and during succession planning by taking into account the overall number of women and other minorities currently serving in such roles at the Company and by actively considering women and other minority candidates for such positions when they become available; however, the Company does not have a specific target number or date by which to achieve a specific level of representation of women or other minorities in executive officer and managerial positions, as it considers a multitude of factors in determining the best person for any position.

The Board of Directors shall regularly receive exposure to executives, managers and other personnel in the organization by having the executives and managers participate in Board of Directors meetings and present on the Company’s business and strategy. The Board of Directors’ participation in these events provides significant exposure to the Company’s leadership team and strategic focus, which greatly enhances the Board of Directors’ ability to conduct succession planning, as well as to gain insight as it oversees organization risk and strategy.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee will be comprised of two independent directors, Mr. Ross and Dr. Wechsler, in addition to Mr. Herendeen. The responsibilities, powers and operation of the Nominating and Corporate Governance Committee are set out in the committee’s written charter. Following this offering, as a “controlled company,” we are relying on the exemption available under applicable SEC and NASDAQ listing rules from the requirement to have a fully independent nominating and corporate governance committee.

As described in the Nominating and Corporate Governance Committee Charter, the key responsibilities of the Nominating and Corporate Governance Committee will include: (i) identifying individuals qualified to become directors and recommending to the Board of Directors new nominees for election by shareholders or for appointment by the Board of Directors, and engaging the services of third party search firms to assist in identifying such individuals; (ii) providing recommendations to the Board of Directors regarding the competencies and skills the Board of Directors should possess, and the qualifications of its directors; (iii) recommending for Board of Directors approval, if appropriate, revisions to our corporate governance practices and procedures; (iv) developing new charters for any new committees established by the Board of Directors, if not otherwise mandated by the Board of Directors; (v) monitoring relationships and communication between management and the Board of Directors and monitoring emerging best practices in corporate governance; (vi) reviewing the composition and mandate of the Board of Directors and each committee of the Board of Directors annually and, if appropriate, recommending to the Board of Directors any changes it considers desirable with respect thereto; and (vii) overseeing our orientation process for new directors and our continuing education program for all directors.

The Nominating and Corporate Governance Committee shall annually develop and recommend processes for assessing the performance and effectiveness of the Board of Directors and the committees of the Board of Directors and shall report the results of such assessments to the Board of Directors on an annual basis. Pursuant to these processes established by the Nominating and Corporate Governance Committee and adopted by the Board of Directors, the Board of Directors and each committee shall conduct annual self-assessments of their performance and effectiveness. The self-assessments will include a review of the compliance of the Board of Directors and each committee with their respective charters, the adequacy of information provided, the skills and experience of the members, and other matters. The results of the individual directors’ surveys shall be compiled by the Chairperson of the Nominating and Corporate Governance Committee and presented to the Lead Independent Director and Chairman of the Board of Directors for discussion. Following these discussions, the Chairperson of the Nominating and Corporate Governance Committee shall provide a report to the full Board of Directors identifying the opportunities for improvement identified in the self-assessment process. The Nominating and Corporate Governance Committee shall also make recommendations to the Board of Directors regarding director compensation, and may retain advisors to assist with evaluating and making these recommendations. For additional information regarding the compensation of our non-employee directors, and the role of the Nominating and Corporate Governance Committee in reviewing and recommending changes to non-employee director compensation, please see “Executive Compensation—Director Compensation.”

How We Make Pay Decisions and Assess Our Programs

During 2020, Solta was not an independent public company, and did not have a compensation committee or any other committee serving a similar function. Decisions regarding the compensation of those who currently serve as our executive officers were made by BHC.

EXECUTIVE COMPENSATION

Introduction

For purposes of the SEC’s executive compensation disclosure rules, we qualify as an “emerging growth company” within the meaning of the Securities Act, and as such, we have opted to comply with the executive compensation disclosure rules applicable to “smaller reporting companies,” as defined in the rules promulgated under the Securities Act. This section discusses the material components of the executive compensation program for our Chief Executive Officer and our two other most highly compensated executive officers, whom we collectively refer to as our “Named Executive Officers” or “NEOs”.

Prior to this offering, Solta is currently a wholly owned subsidiary of BHC and not an independent public company. Decisions regarding the past compensation of Solta’s NEOs were made by the Talent and Compensation Committee of the BHC Board of Directors (referred to in this section as the “BHC Compensation Committee”) if the executive previously served as an executive officer of BHC, or otherwise by BHC management. After the Separation, Solta’s executive compensation programs, policies and practices for its executive officers will be subject to the review and approval of the Talent and Compensation Committee of the Board of Directors.

Solta’s NEOs for the year ended December 31, 2020 are listed below.

•	Scott A. Hirsch, Chief Executive Officer

•	Thomas A. Hart, Chief Operating Officer

Any additional NEOs will be named, on the basis of their compensation from BHC, following the identification of Solta’s executive officers.

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt in the future may differ materially from the currently planned programs summarized in this discussion.

2020 Summary Compensation Table

The following table sets forth the annual and long-term compensation awarded to or paid by BHC to our NEOs for services rendered to BHC in all capacities during the year ended December 31, 2020.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	All Other Compensation ($)(5)	Total ($)
Scott A. Hirsch, Chief Executive Officer	2020	595,769	200,000	942,533	450,285	656,250	27,411	2,872,248
Thomas A. Hart, Chief Operating Officer(6)	2020	434,581	—	167,507	80,117	223,520	16,383	922,108

(1)	This column represents a recognition bonus Mr. Hirsch received.
(2)

This column represents the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 for all stock awards granted in 2020, which includes Performance Share Units (“PSUs”) and restricted stock units (“RSUs”) of BHC. The grant date fair value of PSU awards was calculated based on the probable outcome of the performance conditions related to these awards in accordance with FASB ASC Topic 718 (excluding the effects of estimated forfeitures). For the 2020 amounts, the amount in the table includes the following values: (i) PSUs ($546,409) and RSUs ($396,124) for Mr. Hirsch and PSUs ($97,095) and RSUs ($70,412) for Mr. Hart. The number of PSUs that are ultimately distributed will be determined based on (i) TSR, and (ii) ROTC, which will be measured over three years, from 2020 through

2022. Of the total PSU award, TSR comprised 50% and ROTC comprised 50% for all NEOs. The grant date fair value assuming a 200% payout, which is the maximum outcome of the performance conditions, would be $1,092,818 for Mr. Hirsch and $194,190 for Mr. Hart.
(3)

For the 2020 amounts, this column represents the aggregate grant date fair value computed in accordance with FASB ASC Topic 718, using Black-Scholes, excluding the effect of estimated forfeitures. The assumptions used in the valuation of the Options are set forth in Note 13 of the notes to BHC’s audited consolidated financial statements for the year ended December 31, 2020 included in BHC’s Annual Report on Form 10-K filed with the SEC on February 24, 2021.

(4)	This column represents the NEO’s 2020 AIP payouts as further described under “—Narrative to Summary Compensation Table—Annual Incentive Program.”
(5)	For 2020, amounts in this column for each NEO consist of the following:

	Hirsch	Hart
401(k) Match	$12,825	$—
Use of Company Car(a)	$8,606	$—
Tax Reimbursement(b)	$5,980	$—
KiwiSaver Employer Contributions(c)	$—	$13,863
Benefits Allowance(d)	$—	$2,520

(a)	This amount is the value of Mr. Hirsch’s personal use of a Company vehicle.
(b)	This amount represents the reimbursement related to taxes on imputed income from Mr. Hirsch’s use of company car.
(c)	The KiwiSaver scheme is a New Zealand savings scheme pursuant to which BHC is required to make an insurance and pension contribution on behalf of Mr. Hart.
(d)

Represents a cash allowance provided to Mr. Hart to obtain private health insurance. As Mr. Hart is the only employee of BHC located in New Zealand, an insurance program has not been established by BHC in New Zealand.

(6)

Mr. Hart is paid in New Zealand dollars. Numbers shown in the Salary, Non-Equity Incentive Plan Compensation and All Other Compensation columns have been converted using the exchange rate on December 31, 2020 (1 NZD = .72 USD).

Narrative to Summary Compensation Table

The components of executive compensation for our NEOs, as described in more detail below, include (i) base salary; (ii) incentive pay (including annual cash incentive and long-term equity incentives, including BHC PSUs, RSUs and Options); (iii) retirement and welfare benefits; and (iv) executive benefits and perquisites.

Base Salary

BHC sets executive base salaries at competitive levels necessary to attract and retain top performing senior executives, including our NEOs. Base salaries provide an amount of fixed compensation to each senior executive for the performance of their core duties.

Base salaries are periodically reviewed as part of BHC’s performance review process, as well as upon a promotion or other change in job responsibilities. To the extent base salaries are adjusted, the amount of any such adjustment would reflect a review of competitive market data, consideration of relative levels of pay internally, individual performance of the executive, and any other circumstances that BHC’s Compensation Committee determines are relevant.

Our NEOs’ annual base salary rates received from BHC for fiscal 2020 are as follows:

NEO	2020 Annual Salary Rate
Scott A. Hirsch	$625,000
Thomas A. Hart	$427,896

Annual Incentive Program

BHC’s 2020 annual incentive program (the “2020 AIP”) provides an opportunity for BHC’s senior executives, including our NEOs, to earn an annual incentive, paid in cash, based on the achievement of certain financial targets and strategic priorities. Despite the pandemic, BHC’s Compensation Committee determined that the current plan design should be continued during 2020, with financial metrics measured on a quarterly basis versus on an annual basis, due to the effects of the pandemic and the resulting uncertainty as to BHC’s ability to achieve their original, full-year plan. Recognizing the significant challenges brought on by the pandemic, including doctor’s offices being closed, surgeries on hold, and consumer hesitance to return to ‘normal’ habits, BHC’s Compensation Committee determined this approach would be in the best interest of BHC and shareholders by incentivizing quarterly performance under the existing plan design.

Each of our NEOs has a performance-based annual cash incentive opportunity that pays out upon meeting predetermined performance objectives. The following incentive payouts were approved for our NEOs in 2020:

NEO	Cash Incentive Payout	Cash Incentive Payout as % of Base Salary(1)
Scott A. Hirsch	$656,250	105%
Thomas A. Hart	$223,520	52%

(1)	Shown at the nearest whole percent.

Long-Term Incentive Program

BHC’s Long-Term Incentive program includes a balanced portfolio of PSUs, RSUs and Options. For 2020, all of our NEOs received 2020 LTIP awards, which were granted 40% in PSUs, 30% in RSUs and 30% in Options, with the following approximate grant date fair market values. For details regarding the vesting terms applicable to outstanding BHC equity awards held by our NEOs, see “ - Outstanding Equity Awards at Fiscal Year End” below.

NEO	Approved Value
Scott Hirsch	$1,500,000
Thomas A. Hart	$266,672

Executive Benefits and Perquisites

BHC provided our NEOs with limited perquisites and other personal benefits that BHC’s Compensation Committee believed were reasonable and consistent with BHC’s overall compensation program to better attract and retain talented employees for key positions.

Attributed costs of the personal benefits described above for our NEOs for the year ended December 31, 2020 are included in the column entitled “All Other Compensation” of “—2020 Summary Compensation Table.”

Employment Agreements

Mr. Hart entered into an employment agreement with Bausch & Lomb (New Zealand) Limited on August 1, 2018 as the Vice President, Global Solta. The employment agreement generally provides for a base salary and annual bonus and eligibility to participate in BHC’s equity compensation program. The employment agreement also provides for a three months’ notice requirement (or payment of base salary in lieu of notice) in the event of certain qualifying terminations of employment.

Prior to, and in connection with, the closing of this offering, we intend to enter into an employment agreement with Mr. Hirsch which will generally set forth the terms and conditions of his employment with Solta (including his compensation and benefits), the terms of which will be summarized in this registration statement prior to its effectiveness.

In connection with the separation of BHC’s eye-health business (the “Eye-Health Separation”), the BHC Talent and Compensation Committee approved eligibility for a performance-based separation bonus for a limited number of key senior leaders, including Mr. Hirsch and Mr. Hart, which requires the achievement of pre-determined milestones related to the Eye-Health Separation. Payment will be made in cash, with 50% conditioned upon the successful operational separation of BHC’s eye-health business from BHC and the remaining 50% conditioned upon the successful close of the Eye-Health Separation. Payment is subject to continued employment, except that if Mr. Hirsch or Mr. Hart are terminated other than for “cause,” any unpaid portion of the bonus will be paid as soon as administratively practicable following the termination date.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information on the holdings of Options and stock awards with respect to BHC common shares by our NEOs as of December 31, 2020. This table includes unexercised and unvested Options and unvested RSUs and PSUs. Each equity grant is shown separately for each NEO. The market value of the share awards is based on the closing market price of BHC’s common shares on December 31, 2020, which was $20.80. For details regarding the treatment of outstanding BHC equity awards held by our NEOs in connection with the Separation, see “ - Agreements between BHC and Our Company - Employee Matter Agreement” below.

			Option Awards				Share Awards
Name	Date of Grant	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Options Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Shares That Have Not Vested (#)		Market Value of Shares or Units of Shares That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Scott Hirsch	8/10/2016	24,975			28.16	8/10/2026
	3/1/2017	50,288			14.38	3/1/2027
	3/7/2018	30,426	15,213	(1)	15.32	3/7/2028
	3/7/2018						19,484	(2)	405,267
	3/7/2018									6,342	(3)	131,914
	3/7/2018						5,115	(4)	106,392
	9/11/2018						1,667	(4)	34,674
	2/27/2019	17,715	35,430	(1)	23.16	2/27/2029
	2/27/2019						7,387	(5)	153,650	4,059	(6)	84,427
	2/27/2019									6,089	(7)	126,651
	2/27/2019						12,177	(4)	253,282
	3/28/2019						10,313	(4)	214,510
	2/26/2020	—	68,225	(1)	24.77	2/26/2030
	2/26/2020						2,341	(8)	48,693	7,203	(9)	149,822

			Option Awards				Share Awards
Name	Date of Grant	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Options Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Shares That Have Not Vested (#)		Market Value of Shares or Units of Shares That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
	2/26/2020									5,403	(7)	112,382
	2/26/2020						16,208	(4)	337,126
Thomas Hart	2/27/2019	3,281	6,564	(1)	23.16	2/27/2029
	2/27/2019						1,368	(5)	28,454	752	(6)	15,642
	2/27/2019									1,128	(7)	23,462
	2/27/2019						2,255	(4)	46,904
	2/26/2020	—	12,139	(1)	24.77	2/26/2030
	2/26/2020						416	(8)	8,653	1,280	(9)	26,624
	2/26/2020									960	(7)	19,968
	2/26/2020						2,881	(4)	59,925

(1)	Options vest one-third per year on the first, second and third anniversary of the grant date.
(2)

The amount reported is the number of shares earned based on the average of the results of the 2018, 2019 and 2020 annual ROTC performance, which was 127% of target. The shares were distributed to the NEOs on March 10, 2021.

(3)

The amount reported is the number of shares earned based on the closing price of BHC’s common shares on the vesting date plus the aggregate value of any dividends paid on BHC’s common shares over the three-year TSR performance period (the “Share Price”). If the Share Price equaled or exceeded $21.86, 50% of target shares delivered; if the Share Price equaled or exceeded $26.76, 100% of target shares delivered; and if the Share Price equaled or exceeded $43.30, 200% of target shares delivered. However, if BHC’s TSR between the grant date and vesting date is below the 50th percentile of the TSR for BHC’s peer group, no more than 100% of target shares may be received in respect of BHC’s Share Price. The Share Price using a 20-day trail as of the measurement date, March 5, 2021, was $30.85, and the number of shares delivered was 124% of target. The shares were distributed to them on March 10, 2021.

(4)	RSUs generally vest one-third per year on the first, second, and third anniversary of the grant date.
(5)

The amount reported reflects the first and second tranches of the award and is shown at achievement of 91% of target. The actual amount earned will be determined in 2022. The award vests based on ROTC, measured over three one-year periods, from 2019 through 2021. The remaining tranche will vest based on metrics set in 2021 and described in Footnote 6 below.

(6)

The amount reported is the target number of shares for the third tranche of an award with three one-year periods. See Footnote 5 above. The award vests based on BHC’s ROTC, measured over year three (2021) of the three one-year periods. One-third of such PSUs delivered will be based on ROTC for 2019 and one-third of such PSUs delivered will be based on ROTC for 2020, which were achieved at 117% and 65%, respectively, as reflected in footnote 5 above. One-third will be based on ROTC for 2021, as set forth in performance metrics established in 2021. The value shown above reflects target achievement for the 2021 measurement period. The total number of PSUs delivered will be based on the average achievement with respect to each of the three one-year periods.

(7)

The amount reported is the threshold number of shares; the actual amount earned will be determined in 2022 for the 2019 award and 2023 for the 2020 award. The award vests as follows: If at the end of the TSR performance period, BHC’s TSR equals or exceeds the 30th percentile of the Share Unit Peer Group’s TSR, then 50% of the target shares will be delivered; equals or exceeds the 50th percentile of the Share Unit Peer Group’s TSR, then 100% of the target shares will be delivered; equals or exceeds the 80th percentile of the Share Unit Peer Group’s TSR, then 200% of the target shares will be delivered. However, if BHC’s TSR for the TSR performance period is negative, no more than 100% of the target shares will be delivered.

(8)

The amount reported reflects the first tranche of the award for the first year of the three-year measurement periods and is shown at achievement of 65% of target. The actual amount earned will be determined in 2023. The award vests based on ROTC, measured over the three one-year periods, from 2020 through 2022. The remaining tranches will vest based on metrics set in 2021 and 2022, respectively, and are described in Footnote 9 below.

(9)

The amount reported is the target number of shares for the second and third tranches of an award with three one-year periods. See Footnote 8 above. The award vests based on BHC’s ROTC, measured over years two and three (2021 and 2022) of the three one-year periods, from 2020 through 2022. One-third of such PSUs delivered will be based on ROTC for 2020, which were achieved at 65% as described herein and reflected in footnote 8 above, one-third will be based on the performance metrics established in 2021, and one-third will be based on the performance metrics established in 2022. The value shown above reflects target achievement for the 2021 and 2022 measurement periods. The total number of PSUs delivered will be based on the average achievement with respect to each of the three one-year periods.

Retirement Benefits

Retirement and Welfare Benefits

The retirement and welfare benefit programs are a necessary element of the total compensation package to ensure a competitive position in attracting and maintaining a committed workforce. Participation in these programs is not tied to performance.

BHC’s specific contribution levels to these programs are adjusted annually to maintain a competitive position while considering costs.

•

Retirement Savings Plan—All employees in the United States, including our NEOs, are eligible to participate in a tax-qualified retirement savings plan under Section 401(k) of the Code. Eligible employees are able to contribute to BHC’s Retirement Savings Plan, on a before-tax basis, up to 75% of their eligible compensation, subject to the limit prescribed by the Code. In 2020, BHC matched 100% of the first 3% of pay and 50% on the next 3% of pay that is contributed to the Retirement Savings Plan. All employee contributions to the Retirement Savings Plan are fully vested upon contribution; matching contributions vest ratably over three years.

•

Welfare Plans—Our executives in the United States, including our NEOs, are also eligible to participate in BHC’s broad-based welfare benefits plans (including medical, dental, vision, life insurance and disability plans) upon the same terms and conditions as other employees.

•

Mr. Hart receives a monthly cash allowance to obtain private health insurance, since an insurance program has not been established by BHC in New Zealand. Mr. Hart also receives mandatory employer insurance and pension contributions to the KiwiSaver program

Compensation and Benefit Plans Following the Completion of this Offering

Solta intends to adopt a Long-Term Incentive Plan (the “Plan”) in connection with the Separation to enable Solta to implement a compensation program that correlates compensation opportunities with shareowner value, focuses management on long-term sustainable performance and provides Solta with a competitive advantage in attracting, retaining and motivating officers, employees and directors. Following this offering, Solta also intends to implement share ownership guidelines and anti-pledging and anti-hedging policies for our senior executives.

Director Compensation

We have not paid any director compensation for service on the Board of Directors prior to this offering. Prior to the completion of this offering, we intend to adopt a director compensation program, which will be described in more detail in future filings.

PRINCIPAL AND SELLING SHAREHOLDER

We will not receive any proceeds from the sale of shares in this offering. All of the proceeds from this offering will be received by our parent company and existing shareholder, BHC. Prior to the effectiveness of this registration statement of which this prospectus is a part of, we are a wholly owned subsidiary of BHC which owns the shares being sold in this offering.

The following table sets forth certain information regarding beneficial ownership of our shares as of                 , 2021, and as adjusted to reflect the sale of shares in this offering, for:

•	each person known to us to be the beneficial owner of more than 5% of our shares;

•	each of the directors, director nominees and NEOs individually; and

•	all of our executive officers and directors as a group.

In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes the shares issuable pursuant to Options that are exercisable within 60 days of                 , 2021. Shares issuable pursuant to Options are deemed outstanding for computing the percentage of the person holding such options but are not outstanding for computing the percentage of any other person. The percentage of beneficial ownership for the following table is based on                  shares outstanding prior to this offering, on a pro forma basis giving effect to the Separation. Unless otherwise indicated, the address for each listed shareholder is: Solta Medical Corporation, 520 Applewood Crescent, Vaughan, Ontario, Canada L4K 5X3. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares.

Beneficial ownership representing less than 1% is denoted with an asterisk (*).

	Shares Beneficially Owned Prior to the Completion of this Offering		Shares Beneficially Owned After the Completion of this Offering(1)
Name of beneficial owner	Number of shares	Percentage of shares	Number of shares	Percentage of shares
5% Shareholders
BHC(2)		100%
Executive Officers and Directors
Scott A. Hirsch	—	0%
Thomas A. Hart	—	0%
Paul S. Herendeen	—	0%
Thomas W. Ross, Sr.	—	0%
Robert N. Power	—	0%
Amy B. Wechsler, M.D.	—	0%
Thomas J. Appio	—	0%
Sophia J. Langlois	—	0%
Other directors and officers as a group ( individuals)	—	0%

(1)	Assumes no exercise of outstanding option. See “Underwriting.”
(2)	The address of BHC is BHC Corporation, 2150 St. Elzéar Blvd. West, Laval, Québec, Canada H7L 4A82150.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We describe below transactions and series of similar transactions, during the last three years or currently proposed, to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•	any of our directors, executive officers or beneficial holders of more than 5% of any class of our shares had or will have a direct or indirect material interest.

Other than as described below, there have not been, nor are there any currently proposed, transactions or series of similar transactions meeting this criteria to which we have been or will be a party other than compensation arrangements, which are described where required under “Management—Board of Directors Structure and Compensation of Directors” and “Executive Compensation.”

Relationship with BHC

Historical Relationship with BHC

BHC currently provides certain services to us, and direct, indirect and allocated costs for such services associated with these functions have been allocated to us. The allocations include costs related to corporate services, such as executive management, information technology, legal, finance and accounting, human resources, tax, treasury, R&D, sales and marketing, shared facilities and other services. These costs were allocated on a basis of revenue, headcount or other measures we have determined as reasonable. These allocations reflect expense allocations for certain support functions that are provided on a centralized basis within BHC, such as expenses for business technology, facilities, legal, finance, human resources, business development, public affairs and procurement, as well as certain manufacturing and supply costs that are shared with other BHC business units that may be higher or lower than the comparable expenses we would have actually incurred, or will incur in the future, as a standalone company. Following the completion of this offering, we expect BHC to continue to provide many of the services described above on a transitional basis for a fee. These services will be provided under the Transition Services Agreement described below.

BHC as our Controlling Shareholder

Prior to the completion of this offering, through a series of steps, BHC will transfer to us substantially all of the assets and liabilities of the Solta Business. In exchange, we will issue or transfer to BHC all of our issued and outstanding shares. Immediately following the completion of this offering, BHC will beneficially own approximately         % of our outstanding shares (or         % if the underwriters’ option to purchase additional shares is exercised in full). See “The Separation” and “Risk Factors—Risks Relating to the Separation and Our Relationship with BHC.”

For as long as BHC continues to control more than 50% of our outstanding shares, BHC or its successor-in-interest will be able to direct the election of all the members of our Board of Directors. Similarly, subject to applicable laws relating to the protection of minority shareholders in certain situations, BHC will have the power to determine matters submitted to a vote of our shareholders without the consent of our other shareholders, will have the power to prevent a change in control of us and will have the power to take certain other actions that might be favorable to BHC. In addition, the Master Separation Agreement will provide that, as long as BHC beneficially owns at least 50% of the total voting power of our outstanding share capital entitled to vote in the election of our Board of Directors, we will not (without BHC’s prior written consent) take certain actions. See “—Agreements with BHC and Our Company—Master Separation Agreement.”

BHC has informed us that, following the completion of the Separation and this offering, it may sell all or a portion of its remaining equity interest in us over time through one or more public offerings or private placements, but it does not intend to effect such a disposition by means of a stock dividend to BHC shareholders.

BHC has no obligation to pursue or consummate any further dispositions of its ownership interest in us and it may retain its ownership interest in us indefinitely or dispose of all or a portion of its ownership interest in us in a sale or other transaction. BHC has agreed not to sell or otherwise dispose of any of our shares for a period of                  days from the date of this prospectus without the prior written consent of                 . See “Underwriting.” However, there can be no assurance concerning the period of time during which BHC will maintain its ownership of our shares following the completion of this offering.

Agreements between BHC and Our Company

In connection with this offering and the Separation, we and BHC intend to enter into certain agreements that will provide a framework for our ongoing relationship with BHC. Of the agreements summarized below, the material agreements are filed as exhibits to the registration statement of which this prospectus is a part, and the summaries of these agreements set forth the terms of the agreements that we believe are material. These summaries are qualified in their entirety by reference to the full text of such agreements. The terms of the agreements described below that will be in effect following the separation are in draft form and are not yet final. Changes to these agreements, some of which may be material, may be made prior to the Separation.

Master Separation Agreement

We intend to enter into the Master Separation Agreement with BHC prior to the completion of this offering that will, together with the other agreements summarized below, govern the relationship between BHC and us following the completion of this offering.

Separation of Assets and Liabilities. The Master Separation Agreement generally allocates assets and liabilities to us and BHC according to the business to which such assets or liabilities relate. In particular, the Master Separation Agreement will provide, among other things, that, subject to the terms and conditions contained therein:

•	all of the assets primarily related to the businesses and operations of the Solta Business, which we refer to as the “Solta Assets,” will be transferred to us or one of our subsidiaries;

•

certain liabilities (whether accrued, contingent or otherwise and regardless of whether arising or accruing before, on or after the completion of this offering) related to or arising out of the Solta Assets, and other liabilities related to the businesses and operations of the Solta Business, which we refer to as the “Solta Liabilities,” will be retained by or transferred to us or one of our subsidiaries;

•

all of the assets and liabilities (whether accrued, contingent or otherwise and regardless of whether arising or accruing before, on or after the completion of this offering) other than the Solta Assets and the Solta Liabilities (such assets and liabilities, other than the Solta Assets and the Solta Liabilities, are referred to as the “Parent Assets” and the “Parent Liabilities,” respectively) will be retained by or transferred to BHC or its subsidiaries; and

•	certain shared contracts will be transferred or assigned, in part, to us or our subsidiaries or will be amended.

Claims. In general, each party to the Master Separation Agreement, subject to certain customary exceptions which include any liabilities for taxes which are governed by the Tax Matters Agreement, will assume liability for all pending, threatened and unasserted legal matters exclusively related to its own business or its assumed or retained liabilities (as defined in the Master Separation Agreement). For certain legal matters that are not related exclusively to our business or BHC’s business, we intend to cooperate and consult with each other to maintain a joint defense with respect to such legal matters.

Intercompany Accounts. The Master Separation Agreement will provide that, subject to any provisions in the Master Separation Agreement or any other ancillary agreement described therein to the contrary, immediately prior to or as promptly as practicable after the Separation, all intercompany accounts between BHC and its subsidiaries, on the one hand, and the Company and its subsidiaries, on the other hand, will be repaid or settled in the ordinary course of business or following the Separation, as applicable.

Internal Transactions. The Master Separation Agreement will provide for certain internal transactions related to the Separation, including a tax matters agreement, local distribution agreements and other ancillary documents (as defined in the Master Separation Agreement). Certain of these transactions will occur prior to the completion of this offering, but we expect that the transfer of employees will not be complete at the time of this offering. See “Risk Factors—Risks Relating to the Separation and Our Relationship with BHC—The transfer of certain employees from BHC to us contemplated by the Separation will not be complete upon the closing of this offering.”

Delayed Transfers and Further Assurances. To the extent transfers of assets and assumptions of liabilities related to the Solta Business have not been completed because of a necessary governmental or third party approval or notification, the parties will use commercially reasonable efforts to obtain or make such approvals or notifications as soon as reasonably practicable. In the event that any such transfer has not been consummated prior to the closing of this offering, the party retaining any asset that otherwise would have been transferred shall hold such asset in trust for the use and benefit of the party entitled thereto and retain such liability for the account of the party by whom such liability is to be assumed, in each case to the extent reasonably possible and permitted by applicable law, and take such actions reasonably requested by the other party in order to place such party, in a substantially similar position as would have existed had such asset or liability been transferred prior to the closing of this offering.

Representations and Warranties. In general, neither we nor BHC will make any representations or warranties regarding any assets or liabilities transferred or assumed. Except as expressly set forth in the Master Separation Agreement, all assets will be transferred on an “as is,” “where is” basis, and the respective transferees will bear the economic and legal risks that conveyed assets are not sufficient to operate the applicable business or that the title to any of the conveyed assets shall be other than good and marketable title, free and clear of any lien.

The Initial Public Offering and Cooperation with the Exchange. The Master Separation Agreement will govern our and BHC’s respective rights and obligations regarding this offering. Pursuant to the Master Separation Agreement, we and BHC will each use commercially reasonable efforts to take all actions necessary to consummate this offering. Subject to the terms and conditions of the Master Separation Agreement, BHC may determine the terms of, and whether to proceed with, this offering or other distribution of our shares by BHC.

Insurance. Our directors and officers will obtain coverage under a directors’ and officers’ insurance program to be established by us at our expense. We expect that such insurance policies will become effective prior to the completion of this offering. BHC will have discretion whether we will benefit from any of BHC’s or its affiliates’ insurance policies following the effective date of these new insurance policies.

Mutual Releases. Except for specific liabilities associated with the Master Separation Agreement or the other ancillary agreements described therein or rights to indemnification under such arrangements, we and BHC will release and forever discharge the other party and its respective subsidiaries and affiliates from any and all liabilities, claims or conditions existing or alleged to have existed on or prior to the closing of this offering. The liabilities to be released will include liabilities arising under any contract or agreement, existing or arising from any acts or events occurring or failing to occur or any conditions existing before the completion of this offering. The releases will not extend to (i) obligations or liabilities under any agreements between BHC and the Company that remain in effect following the Separation, which agreements include, but are not limited to, the Master Separation Agreement, the Transition Services Agreement, the Tax Matters Agreement, the Employee Matters Agreement, the Distribution Agreements, the Registration Rights Agreement and the transfer documents in connection with the Separation, (ii) liabilities for the lease, construction or receipt of goods, property or services purchased, obtained or used in the ordinary course of business by a member of one party from a member of the other party prior to the Separation, (iii) liabilities for unpaid amounts for products or services or refunds owing on products or services due on a value received basis for work done by one party at the request of another, (iv) liabilities provided in or resulting from any contract or understanding that is entered into between BHC and the Company after the Separation, (v) any liability provided in or resulting from any agreement between any Person, who after the Separation is an employee of a party, on the one hand, and the other party, on the other hand and (vi) any liability the release of which would result in the release of any Person other than the Persons expressly contemplated to be released under the Master Separation Agreement.

Indemnification. Generally, the Master Separation Agreement will provide that each party will indemnify, defend and hold harmless the other party and its subsidiaries (and each of their affiliates) and their respective officers, employees and agents from and against any and all losses relating to, arising out of or resulting from: (i) liabilities assumed by the indemnifying party, (ii) any guarantee, indemnifications or contribution obligation, surety bond or other credit support agreement, arrangement, commitment or understanding for the benefit of the indemnifying party by the indemnified party that survives following the Separation, (iii) any breach by the indemnifying party or its subsidiaries of the Master Separation Agreement and the other agreements described in this section (unless such agreement provides for separate indemnification) or (iv) any untrue statement of a material fact, or omission to state a material fact, with respect to information provided by the indemnifying party for use in, and contained in, any document disclosed to the SEC with respect to this offering or otherwise. The Master Separation Agreement will also specify procedures with respect to claims subject to indemnification and related matters. Certain customary exceptions to indemnification include that obligations of BHC to indemnify any director, officer or employee of the Company who was a director, officer or employee of BHC at or prior to the Separation (unless the underlying obligation giving rise to such indemnification obligation is a Solta Liability) will remain and each party generally will retain liability in cases where information is exchanged or provided pursuant to the Master Separation Agreement as a result of gross negligence, bad faith, or willful misconduct by the party providing such information.

Certain Debt Matters. Upon the closing of this offering and until BHC ceases to hold a majority of our shares, we will continue to be a “restricted subsidiary” under certain of BHC’s credit facilities and indentures and will not be permitted, without BHC’s consent, to take any of the following actions:

•

take any action which has the effect, directly or indirectly, of restricting or limiting the ability of BHC to freely sell, transfer, assign, pledge or otherwise dispose of its shares in us or which would restrict or limit the rights of any transferee of BHC;

•

take or fail to take, as applicable, any actions that reasonably could result in BHC being in breach of or in default under any of its outstanding indebtedness or any contract that imposes obligations on BHC; or

•	incur any indebtedness, as would not exceed $ , in the aggregate.

No restriction on competition. We and BHC acknowledge and agree that nothing in the Master Separation Agreement shall be construed to create any restriction on the ability of either of us or BHC to engage in any business or other activity, including any activity which competes with the business of the other group, or to engage in any specific line of business or operate in any specific geographic area.

Non-solicitation. We and BHC agree that during the twelve-month period following the date BHC ceases to hold a majority of our voting shares, neither we nor BHC will solicit, aid, induce or encourage any employee of the other to leave his or her employment or hire any such employee, subject to customary exceptions.

Auditors and audits; annual financial statements and accounting. We have agreed that, for so long as BHC is required to consolidate our results of operations and financial position or account for its investment in our company under the equity method of accounting, we will, among other things, cooperate with BHC in the preparation of audited financial statements and quarterly financial statements, not change our independent auditors without BHC’s prior written approval, use our reasonable best efforts to enable our independent auditors to complete their audit of our financial statements in a timely manner so as to permit timely filing of BHC’s financial statements, and consult with BHC regarding the timing and content of our earnings releases and cooperate with BHC in connection with any of its public filings.

Board Rights. So long as BHC owns more than 50% of our voting shares, it will be able to direct the election of all the members of our Board of Directors, and will have the right to nominate                  of our directors.

Information Sharing. The Master Separation Agreement also provides for other arrangements with respect to the mutual sharing of information between us and BHC in order to comply with reporting, filing, audit, insurance regulatory or tax requirements, for use in judicial proceedings, and in order to comply with our respective obligations after the completion of this offering. We and BHC have also agreed to provide mutual access to historical business records.

Covenants. The Master Separation Agreement will also govern other matters related to the completion of this offering, the provision and retention of records, access to information, confidentiality, cooperation with respect to governmental filings and third party consents, coordination with respect to financial statements and accounting matters. In addition, the Master Separation Agreement will provide that, as long as BHC beneficially owns at least 50% of the total voting power of our outstanding share capital entitled to vote in the election of our Board of Directors, we will not (without BHC’s prior written consent) take certain actions.

Separation Fees and Expenses. The Master Separation Agreement will provide that BHC will be responsible for all fees, costs and expenses (as described in the Master Separation Agreement), in each case incurred at or prior to the Separation, in connection with the preparation, execution, delivery and implementation of the Master Separation Agreement and ancillary agreements thereto.

Termination. The Master Separation Agreement may be terminated at any time by mutual consent or subject to the terms and conditions set forth in the Master Separation Agreement at any time prior to the closing of this offering. The Master Separation Agreement will provide that, in the event of a termination of the Master Separation Agreement on or after the completion of this offering, (i) only the provisions of the Master Separation Agreement that obligate the parties to release any pre-Separation claims and the right of BHC to terminate the Master Separation Agreement in its sole discretion will terminate and (ii) the other provisions of the Master Separation Agreement and the ancillary agreements that BHC and we enter into will remain in full force and effect.

Transition Services Agreement

In connection with the completion of this offering, we intend to enter into the Transition Services Agreement with BHC pursuant to which BHC will provide us with certain administrative, human resources, treasury and support services and other assistance services, for a limited time to help ensure an orderly transition following the Separation. The Transition Services Agreement will specify the calculation of our costs for these services. The cost of these services will be negotiated on an arms-length basis between us and BHC.

Services under the Transition Services Agreement will begin on the date of the closing of this offering and will cover a period generally not expected to exceed                  months following the Separation.

Tax Matters Agreement

In connection with the Separation, we will enter into the Tax Matters Agreement with BHC that will govern the parties’ respective rights, responsibilities and obligations with respect to tax matters (including responsibility for taxes, entitlement to refunds, allocation of tax attributes, utilization of tax attributes, preparation and filing of tax returns, control of tax contests and other tax matters). As of the date of the consummation of this offering, the Tax Matters Agreement will become the only tax sharing agreement between BHC and us, and any and all prior tax sharing agreements or arrangements shall be terminated.

In general, under the Tax Matters Agreement, the responsibility for tax liabilities will generally be allocated as follows:

•

BHC will be responsible for any U.S. federal, state, local or non-U.S. income and non-income taxes (and any related interest, penalties or audit adjustments and including those taxes attributable to our business) reportable on a consolidated, combined or unitary tax return that includes BHC or any of its subsidiaries (including us and/or any of our subsidiaries), and on any other tax return of BHC or any of its subsidiaries (including us and/or any of our subsidiaries) that includes tax items relating to Parent Assets and Liabilities (whether or not such tax return also includes items relating to the Solta Business), for any periods or portions thereof ending prior to this offering;

•	BHC will be responsible for any taxes incurred as a result the Separation;

•

We will be responsible for any U.S. federal, state, local or non-U.S. income and non-income taxes (and any related interest, penalties or audit adjustments) that are reportable on tax returns that include only us and/or any of our subsidiaries (and do not include any tax items related to Parent Assets and Parent Liabilities) for all tax periods or portions thereof ending prior to this offering; and

•	We will be responsible for all of the taxes imposed on us and our subsidiaries for taxable periods (or portions thereof) that begin after the date of this offering.

For purposes of determining the amount of any tax liabilities attributable to the portion of any tax period that includes, but does not end on, the date of the consummation of this offering, such amount will generally be determined based on a closing of the books on the date of the closing of this offering. BHC will generally be entitled to receive any refunds of taxes for which it is responsible under the Tax Matters Agreement, and we will generally be entitled to receive any refunds of taxes for which we are responsible under the Tax Matters Agreement.

Each of BHC and us will generally be responsible for preparing and filing all tax returns relating to taxes for which it is responsible under the Tax Matters Agreement, subject to a right on the part of the other party to review and comment on such tax return to the extent that it reflects taxes for which the other party is responsible under the Tax Matters Agreement. The party responsible for preparing and filing a tax return will generally have exclusive authority to control tax contests related to any such tax return. We will generally have exclusive authority to control tax contests with respect to tax returns that include only us and/or any of our subsidiaries.

The Tax Matters Agreement will provide that (i) we will generally indemnify BHC and its affiliates from and against any liabilities associated with, among other things, taxes for which we are responsible under the Tax Matters Agreement; and (ii) BHC will generally indemnify Solta and its affiliates from and against any liabilities associated with, among other things, taxes for which BHC is responsible under the Tax Matters Agreement. Neither party’s indemnity obligations in respect of taxes under the Tax Matters Agreement will be subject to any limit on the amount for which it is obligated to indemnify the other party.

Employee Matters Agreement

In connection with the Separation, we will enter into the Employee Matters Agreement with BHC that will govern our relationship with BHC with respect to employment, compensation and benefits matters.

Employee-related liabilities. In connection with the Separation, except as otherwise expressly provided in the Employee Matters Agreement, we will generally assume responsibility for all employment, compensation and benefits-related liabilities relating to current employees of the Solta Business (whether active or on certain specified leaves of absences) and former employees who were last actively employed primarily with respect to the Solta Business, whom we collectively refer to as “Solta Employees,” regardless of whether such liabilities arise before, on or after the closing of this offering. BHC will retain all employment, compensation and benefits-related liabilities relating to each current or former employee of BHC who is not a Solta Employee, whom we refer to as a “BHC Employee.” In addition, pursuant to the Distribution Agreements, we have generally assumed responsibility for, and have agreed to indemnify the applicable subsidiary of BHC (including subsidiaries of B+L) for, certain employment-related liabilities in respect of individuals who are employed in the Solta Business by certain of BHC’s subsidiaries (including subsidiaries of B+L) and covered by the applicable Distribution Agreement.

Transfers of Solta Employees. Effective on or prior to the closing of this offering, except as otherwise expressly provided in the Employee Matters Agreement or any applicable Distribution Agreement, to the extent not already employed by us or one of our subsidiaries, the employment of each Solta Employee will be transferred to us or one of our subsidiaries. The transfer of the employment of Solta Employees who are employed in certain non-U.S. jurisdictions, including employees of the Solta Business employed by BHC or one of its subsidiaries and covered by an applicable Distribution Agreement, may occur following the closing of this offering (the “Post-Separation Transfer Employees”). Subject to the terms of any applicable Distribution Agreement, prior to their transfer date, BHC will make available to us the services of the Post-Separation Transfer Employees, to the extent employed by BHC at such time. We or one of our subsidiaries will generally assume responsibility for any individual employment or similar agreements between any Solta Employee and BHC or any of its subsidiaries.

Compensation and benefit plans generally. Except as otherwise provided in the Employee Matters Agreement, effective as of January 1, 2022 (or, in the case of Solta Employees located outside of the United States, the date such employees transfer to us), which we refer to as the “Benefits Commencement Date,” Solta Employees will be eligible to participate in compensation and benefit plans established by us or one of our subsidiaries, and such plans will generally recognize all of such employee’s service with BHC and its affiliates prior to the applicable Benefits Commencement Date for purposes of eligibility, vesting and benefit accruals. However, such service will not be recognized to the extent that such recognition would result in a duplication of benefits. We will reimburse BHC for any costs and expenses incurred by BHC to establish, administer or design any of our or our subsidiaries’ compensation or benefit plans.

401(k) plan. Except as otherwise provided in the Employee Matters Agreement, effective as of a date mutually identified by the parties (but not later than six months after the closing of this offering), each Solta Employee who participates in the BHC 401(k) plan will cease active participation in the BHC 401(k) plan and will be eligible to participate in a 401(k) plan maintained by us or one of our subsidiaries. Following such effective date of participation, the account balance of each Solta Employee who is an active participant in the BHC 401(k) plan will be transferred to, and assumed by, the Solta 401(k) plan.

Health and welfare benefit plans. Effective as of the closing of this offering, we will assume all costs, expenses or liabilities relating to health and welfare coverage or claims incurred on or after the closing of this offering by each Solta Employee under any of our or BHC’s health and welfare benefit plans. However, following the closing of this offering and prior to the applicable Benefits Commencement Date, Solta Employees will generally continue to participate in BHC’s health and welfare benefit plans, and any claims incurred by Solta Employees prior to the applicable Benefits Commencement Date will continue to be covered under BHC’s health and welfare benefit plans.

Treatment of annual cash incentive awards. Each Solta Employee participating in any cash incentive plan or program for the 2021 performance year will remain eligible to receive such cash bonus award, subject to the terms of the applicable bonus plan and actual achievement of applicable performance goals determined as of the end of the performance period. The actual 2021 cash bonuses payable to Solta Employees will be paid by us in accordance with the terms of the applicable cash bonus plan, and BHC will reimburse us for the portion of such cash bonus awards that relate to the portion of the 2021 performance period that elapsed prior to the date of the closing of this offering. For the 2022 performance year, all Solta Employees will participate in a Solta cash bonus or incentive plan, the cost of which will be borne entirely by us.

B+L Separation Bonuses and CEO Promotion Bonuses. Each Solta Employee who is eligible to receive a cash bonus award under the Bausch + Lomb Separation Bonus Opportunity program, regardless of when payable, will remain eligible to receive his or her cash bonus award based on continued employment with Solta, subject to the terms of the applicable agreement or program. The actual cash bonus awards under the Bausch + Lomb Separation Bonus Opportunity program will be paid by us in accordance with the terms of the applicable agreement or program (including terms relating to the timing of payment) and BHC will bear the cost of the aggregate amount of such cash bonus award. In addition, any unpaid sign-on promotion bonus payable to our Chief Executive Officer under his employment letter arrangement with BHC dated February 23, 2021 will be paid by us in accordance with its terms, and BHC will bear the cost of the amount of such payment.

Treatment of equity incentive awards. As a general matter, except as may otherwise be determined by BHC’s board of directors (or an applicable committee thereof), following the closing of this offering, each BHC equity award held by Solta Employees will remain outstanding in accordance with and subject to its existing terms and the applicable BHC equity incentive plan. Following this offering, (i) any requirement that the Solta Employee be employed by BHC for at least 12 months (or such other period) since the applicable date of grant in order to receive any prorated vesting will not apply to such BHC equity award, (ii) any such BHC equity awards may be subject to adjustment in connection with the contemplated separation of B+L from BHC, as determined by the board of directors of BHC, in accordance with the terms of the BHC equity incentive plan and the applicable award agreement and (iii) any matching stock units held by Solta Employees granted in connection with participation in BHC’s employee stock purchase plan will accelerate and vest in full as of the date that BHC ceases to own at least 50% of the total voting power of Solta’s outstanding shares.

Distribution Agreements

We intend to enter into the Distribution Agreements with certain of BHC’s subsidiaries (including subsidiaries of B+L) pursuant to which such entities will agree to market, promote and sell our products in the territories in which we sell our products. Under the Distribution Agreements, we will appoint a subsidiary of BHC as a non-exclusive distributor of the products we sell in each territory, except for China (where we will distribute our products directly). The distributor will agree to use its commercially reasonable efforts to facilitate the sale of our products on the terms and conditions provided by us from time to time, and the distributors will also provide administrative support, including sales support and maintenance of warehouse facilities, and accounting and bookkeeping services.

We will supply all of a distributor’s requirements for the products to be sold under the applicable Distribution Agreement. In addition, we will provide each distributor a non-exclusive, royalty-free sublicense to use our intellectual property for the sole purpose of distributing the products under the Distribution Agreement, and will provide a warranty with respect to such products.

Under the terms of the Distribution Agreements, each distributor will purchase our products at the price charged by such distributor to its customers on an arm’s-length basis. In exchange, we will pay each distributor a service fee of no greater than 2.5% of the net revenue generated by the products sold under such agreement or a mutually agreed amount to be calculated on an arms’ length basis. If the Distribution Agreements were in place as of January 1, 2021, approximately 67% of our revenues for the first eight months of 2021 would have been attributable to the Distribution Agreements. We believe our cash flows from operations and available borrowings under our revolving credit facility will be sufficient to fund these additional expenses following the Separation.

The Distribution Agreements will contain customary indemnification provisions by each party. In general, the services under the Distribution Agreements will begin on the date of signing and will have an initial term that expires when Solta, in its sole discretion, determines that the Solta entity that is party to such agreement has received the employees and other services from BHC or B+L, as the case may be, necessary to permit such entity to conduct its business on a standalone basis. Once the Termination Condition has been satisfied, Solta may terminate a Distribution Agreement with immediate effect. If such Distribution Agreement is not terminated at such time, the Distribution Agreement will continue to be in effect until the end of the calendar year during which the Termination Condition is satisfied, with automatic monthly renewals, unless earlier terminated upon 30 days’ prior notice. The Distribution Agreements may also be terminated upon 10 days’ prior notice in the case (i) that either party is in material breach which remains uncured for 30 days, (ii) of certain bankruptcy-related events or (iii) as mutually agreed by the parties. Following the completion of this offering, we intend over time to migrate to our own distributors.

We have filed a form of the Distribution Agreement as an exhibit to the registration statement of which this prospectus forms a part. Each of the Distribution Agreements is expected to be on substantially the same terms.

Registration Rights Agreement

We intend to enter into the Registration Rights Agreement with BHC immediately prior to the completion of this offering pursuant to which we will agree that, upon the request of BHC and its affiliates, we will use our reasonable best efforts to effect the registration under applicable U.S. federal and state securities laws of any of our shares retained by BHC and its affiliates following the completion of this offering.

This Registration Rights Agreement includes customary demand and piggyback registration rights and provides for customary indemnification obligations between us and BHC. See “The Separation—Agreements with BHC—Registration Rights Agreement.”

Related Party Transactions

Following the completion of this offering, we will have a general policy that all material transactions with a related party, as well as all material transactions in which there is an actual, or in some cases, perceived, conflict of interest, will be subject to prior review and approval by our Audit and Risk Committee and its independent members, which will determined whether such transactions or proposals are fair and reasonable to us and our shareholders. In general, potential related party transactions will be identified by our management and discussed with our Audit and Risk Committee at its meetings. Detailed proposals including, where applicable, financial and legal analyses, alternatives and management recommendations, will be provided to our Audit and Risk Committee with respect to each issue under consideration, and decisions will be made by our Audit and Risk Committee with respect to the foregoing related party transactions after opportunity for discussion and review of materials. When applicable, our Audit and Risk Committee will request further information and, from time to time, will request guidance or confirmation from internal or external counsel or auditors.

DESCRIPTION OF SHARE CAPITAL

The following summary describes the material terms of our shares and is not complete. For a complete description of our shares, we refer you to our Articles, which are filed as an exhibit to the registration statement of which this prospectus is a part.

General

Upon completion of this offering, our authorized capital will consist of an unlimited number of common shares and preferred shares, issuable in series. Prior to this offering, there were                  common shares outstanding, all of which were held of record by one shareholder and no preferred shares outstanding. Upon the completion of this offering, there will be                common shares outstanding, assuming no exercise of outstanding options and no preferred shares outstanding. All outstanding shares are fully paid and non-assessable.

Common shares

Voting Rights

The holders of the common shares are entitled to receive notice of, attend and vote (in person or by proxy) at all general meetings of the shareholders of the Company (other than meetings at which only holders of another class or of a particular series have the right to vote). The holders of the common shares are entitled to one vote per share held at all such general meetings.

Dividends; Rights on Liquidation, Dissolution or Winding-Up Rights

The common shares shall be subject to and subordinate to the special rights or restrictions attached to the preferred shares and the shares of any other class ranking senior to the common shares. Holders of common shares shall, subject always to the rights of the holders of preferred shares and the shares of any other class ranking senior to the common shares, be entitled to receive (i) such dividends and any amount payable on any distribution of assets constituting a return of capital as the board of directors of the Company may determine from time to time in its absolute discretion, and (ii) in the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of assets of the Company among its shareholders for the purposes of winding up the its affairs, the remaining property and assets of the Company.

Forum for Adjudication of Certain Disputes

Unless the Company consents in writing to the selection of an alternative forum, the Supreme Court of British Columbia, Canada and the appellate courts therefrom, shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company; (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any director, officer, or other employee of the Company to the Company; (iii) any action or proceeding asserting a claim arising pursuant to any provision of the BCBCA or the Articles (as either may be amended from time to time); or (iv) any action or proceeding asserting a claim otherwise related to the relationships among the Company, its affiliates and their respective shareholders, directors and/or officers, but this paragraph (iv) does not include claims related to the business carried on by the Company or such affiliates. If any action or proceeding the subject matter of which is within the scope of the preceding sentence is filed in a court other than a court located within the Province of British Columbia (a “Foreign Action”) in the name of any shareholder, such shareholder shall be deemed to have consented to (i) the personal jurisdiction of the provincial and federal Courts located within the Province of British Columbia in connection with any action or proceeding brought in any such court to enforce the preceding sentence and (ii) having service of process made upon such shareholder in any such action or proceeding by service upon such shareholder’s counsel in the Foreign Action as agent for such shareholder.

The Canadian Forum Provision will not apply to any causes of action arising under the Securities Act, the Exchange Act or other federal securities laws for which there is exclusive federal or concurrent federal and state jurisdiction. Additionally, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. In addition, our Articles provide that any person or entity purchasing or otherwise acquiring any interest in our common shares is deemed to have notice of and consented to the Canadian Forum Provision and the U.S. Federal Forum Provision; provided, however, that shareholders cannot and will not be deemed to have waived our compliance with the U.S. federal securities laws and the rules and regulations thereunder. The Canadian Forum Provision and the U.S. Federal Forum Provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers or shareholders, which may discourage lawsuits with respect to such claims. See “Risk Factors—Risks Relating to this Offering and Ownership of Our Common Shares—Our Articles to be in effect prior to the completion of this offering designate specific courts in Canada and the federal district courts of the United States as the exclusive forum for certain litigation that may be initiated by our shareholders, which could limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us.”

Other Rights

The holders of common shares do not have any preemptive, subscription or redemption rights.

Transfer Agent and Registrar

The transfer agent and registrar for our common shares is American Stock Transfer & Trust Company, LLC. The transfer agent’s address is 6201 15th Ave, Brooklyn, NY 11219.

Listing

We intend to apply to list our common shares on NASDAQ under the symbol “SLTA.”

Preferred Shares

Each series of preferred shares ranks on parity with every other series of preferred shares with respect to dividends or a return of capital in the event of the dissolution of the Company or on the occurrence of any other event that entitles the shareholders holding the shares of all series of the preferred shares to a return of capital.

The preferred shares are entitled to a preference over the common shares and any other shares ranking junior to the preferred shares with respect to payment of dividends.

In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of the preferred shares will be entitled to preference over the common shares and any other shares ranking junior to the preferred shares with respect to the repayment of capital paid up on and the payment of unpaid dividends accrued on the preferred shares.

Advance Notice Procedures

We have included certain advance notice provisions with respect to the election of our directors and propose other business in the Articles (the ‘‘Advance Notice Provisions’’). The Advance Notice Provisions are intended to: (i) facilitate orderly and efficient annual general meetings or, where the need arises, special meetings and (ii) ensure that all shareholders receive adequate notice of board nominations or other business and sufficient information with respect to all nominees and other business. Only persons nominated or proposals for other business made in accordance with the Advance Notice Provisions will be eligible for consideration at any annual meeting of shareholders, or, in the case of a nomination, at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors.

Under these procedural requirements, in order to bring a nomination or other business before a meeting of shareholders, a shareholder must deliver timely notice of a proposal pertaining to a proper subject for presentation at the meeting to our corporate secretary along with the following:

•	a description of the business or nomination to be brought before the meeting and the reasons for conducting such business at the meeting;

•	the shareholder’s name, business and residential address;

•	any material interest of the shareholder in the proposal;

•

the number of shares beneficially owned, or controlled or directed, directly or indirectly, by the shareholder and/or any other person with who such shareholder is acting jointly or in concert with respect to the Company or any of its securities;

•

the names and addresses of all persons with whom the shareholder is acting in concert and a description of all arrangements and understandings with those persons, and the number of shares such persons beneficially own;

•

a description of any agreement or arrangement that has been entered into, the effect or intent of which is to create or mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, such shareholder with respect to the Company’s securities.

To be timely, a shareholder must generally deliver notice:

•

in connection with an annual meeting of shareholders, not less than 90 nor more than 120 days prior to the the first anniversary of the preceding year’s annual meeting of shareholders, but in the event that the date of the annual meeting is more than 30 days before or more than 90 days after the anniversary date of the preceding annual meeting of shareholders, then to be timely such notice must be received by the Company no earlier than 90 days prior to such annual meeting and no later than the later of 70 days prior to the date of the meeting or the 10th day following the day on which public announcement of the date of the meeting is first made by the Company, or

•

in the case of a special meeting of shareholders which is not also an annual meeting called for any purpose which includes the election of directors to the board, not later than the close of business on the 15th day following the day on which we first publicly announce the date of such special meeting.

In order to submit a nomination for our board of directors, a shareholder must also submit any information with respect to the nominee that we would be required to include in a proxy statement, as well as certain other information. If a shareholder fails to follow the required procedures, the shareholder’s proposal for other business or nominee will be deemed ineligible and will not be voted on by our shareholders.

Under the BCBCA, qualified shareholders and holding at least one percent (1%) of our issued common shares may make proposals for matters to be considered at the annual general meeting of shareholders. Such proposals must be sent to us in advance of any proposed meeting by delivering a timely written notice in proper form to our registered office in accordance with the requirements of the BCBCA. The notice must include information on the business the shareholder intends to bring before the meeting. To be a qualified shareholder, a shareholder must currently be and have been a registered or beneficial owner of at least one share of the company for at least two years before the date of signing the proposal.

References to shareholder in connection with the Advance Notice Provisions includes, where applicable, each beneficial owner of common shares, if any, on whose behalf the nomination or proposal is being made.

Restrictions on Share Ownership by Non-Canadians; Antitrust Regulation

There are no limitations under the laws of Canada or in our organizational documents on the right of foreigners to hold or vote securities of our Company, except that the Investment Canada Act (Canada) (the “Investment Canada Act”) may require review and approval by the Minister of Innovation, Science and Industry (Canada) (the “Minister”) of an acquisition of “control” of our Company by a “non-Canadian.”

Investment Canada Act

Under the Investment Canada Act, an acquisition of control of a Canadian business by a non-Canadian is either reviewable (a “Reviewable Transaction”), in which case it is subject to both a reporting obligation and an approval process, or notifiable, in which case it is subject to only a reporting obligation. In the case of a Reviewable Transaction, the non-Canadian acquirer must submit an application for review with the prescribed information. The Minister is then required to determine whether the Reviewable Transaction is likely to be of net benefit to Canada, taking into account the assessment factors specified in the Investment Canada Act and any written undertakings that may have been given by the non-Canadian acquirer.

The Investment Canada Act also provides that any investment by a non-Canadian in a Canadian business, even where control has not been acquired, can be reviewed on grounds of whether it may be injurious to national security. Where an investment is determined to be injurious to national security, Cabinet can prohibit closing or, if closed, can order the investor to divest control. Short of a prohibition or divestment order, Cabinet can impose terms or conditions on the investment or can require the investor to provide binding undertakings to remove the national security concern.

Competition Act

Part IX of the Competition Act (Canada) (the “Competition Act”) requires that a pre-merger notification filing be submitted to the Commissioner of Competition (the “Commissioner”) in respect of certain classes of merger transactions that exceed certain prescribed thresholds. If a proposed transaction exceeds such thresholds, subject to certain exceptions, the notification filing must be submitted to the Commissioner and the statutory waiting period must expire or be terminated early or waived by the Commissioner before the transaction can be completed.

All mergers, regardless of whether they are subject to Part IX of the Competition Act, are subject to the substantive mergers provisions under Section 92 of the Competition Act. In particular, the Commissioner may challenge a transaction before the Competition Tribunal where the transaction prevents or lessens, or is likely to prevent or lessen, competition substantially in a market. The Commissioner may not make an application to the Competition Tribunal under Section 92 of the Competition Act more than one year after the merger has been substantially completed.

Certain Other Considerations

For a description of certain other considerations with respect to ownership of our common shares following this offering, including with respect to amendments to our Articles, our Board of Directors, voting thresholds for certain matters and shareholder meetings and proposals, among others, see “Material Differences Between the BCBCA and the Delaware General Corporation Law.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common shares, and we cannot predict the effect, if any, that sales of common shares or availability of any common shares for sale will have on the market price of our common shares prevailing from time to time. Sales of substantial amounts of common shares (including shares issued on the exercise of options, warrants or convertible securities, if any) or the perception that such sales could occur, could adversely affect the market price of our common shares and our ability to raise additional capital through a future sale of securities.

Upon completion of this offering, we will have                 common shares issued and outstanding, assuming no exercise of outstanding options. All of the                common shares offered by BHC pursuant to this prospectus will be freely tradable without restriction or further registration under the Securities Act unless such shares are purchased by “affiliates” as that term is defined in Rule 144 under the Securities Act. Upon completion of this offering, approximately                % of our outstanding common shares will be held by BHC (or                % if the underwriters exercise their over-allotment option in full). These shares will be “restricted securities” as that phrase is defined in Rule 144. Subject to certain contractual restrictions, including the lock-up agreements described below, holders of restricted shares will be entitled to sell those shares in the public market if they qualify for an exemption from registration under Rule 144 or any other applicable exemption under the Securities Act. Subject to the lock-up agreements described below and the provisions of Rule 144, additional shares will be available for sale as set forth below. Upon completion of this offering, BHC will have, subject to certain conditions, registration rights with respect to all of our common shares that it owns.

Lock-Up Agreements

In connection with this offering, we, our directors, our executive officers, and BHC have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our common shares or securities convertible into or exercisable or exchangeable for our common shares, file or cause to be filed a registration statement covering common shares or any securities that are convertible into, exercisable or exchangeable for any of our common shares, or publicly disclose the intention to do any of the foregoing, during the period from the date of this prospectus continuing through the date                  days after the date of this prospectus, except with the prior written consent of each of                  and                 . For additional information, including regarding certain exceptions to which this agreement is subject, see “Underwriting.”

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who is not our affiliate and has not been our affiliate at any time during the preceding three months will be entitled to sell any of our common shares that such person has beneficially owned for at least six months, including the holding period of any prior owner other than one of our affiliates, without regard to volume limitations. Sales of our common shares by any such person would be subject to the availability of current public information about us if the common shares to be sold were beneficially owned by such person for less than one year. Beginning 90 days after the date of this prospectus, our affiliates who have beneficially owned common shares for at least six months, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell within any three-month period a number of common shares that does not exceed the greater of:

•	1% of the number of common shares then-outstanding, which will equal approximately common shares immediately after this offering; and

•

the average weekly trading volume in our common shares during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Registration Rights Agreement

Upon completion of this offering, BHC will hold                 common shares, and will be entitled to various rights with respect to the registration of these shares under the Securities Act. See “The Separation—Agreements with BHC—Registration Rights Agreement.” Registration of these common shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates.

BHC has informed us that, following the completion of the Separation and this offering, it may sell all or a portion of its remaining equity interest in us over time through one or more public offerings or private placements, but it does not intend to effect such a disposition by means of a stock dividend to BHC shareholders. BHC has no obligation to pursue or consummate any further dispositions of its ownership interest in us and it may retain its ownership interest in us indefinitely or dispose of all or a portion of its ownership interest in us in a sale or other transaction. BHC has agreed not to offer, sell, distribute or otherwise transfer or dispose of, directly or indirectly, any of our common shares for a period of                 days after the date of this prospectus. See “Underwriting.” We are unable to predict whether significant numbers of common shares will be sold in the open market or otherwise in anticipation of or following any exchange, distribution or sales of our common shares by BHC.

Registration Statement

We intend to file a registration statement on Form S-8 under the Securities Act covering all of our common shares reserved for future issuance under our incentive compensation and other equity plans. We expect to file this registration statement as soon as practicable after this offering. Upon effectiveness, the shares of common shares covered by that registration statement will be eligible for sale in the public market, subject to the lock-up agreements described herein.

MATERIAL DIFFERENCES BETWEEN THE BCBCA AND THE DELAWARE GENERAL CORPORATION LAW

We are governed by the BCBCA. The following is a summary of the material differences between the BCBCA and the DGCL, taking into account certain specific provisions in our proposed articles (the “Articles”) that will go into effect in connection with the closing of this offering. This summary is qualified in its entirety by reference to the DGCL, the BCBCA and our Articles.

Authorized Share Capital
As permitted by the BCBCA and our Articles, our authorized share capital will consist of an unlimited number of (i) common shares without par value, with special rights and restrictions attached; and (ii) preferred shares without par value, issuable in series, with special rights and restrictions attached.	Under the DGCL, a corporation’s certificate of incorporation must specify the number of shares of each class of stock and their par value, or include a statement that such shares are without par value. The certificate of incorporation must also set forth the designations, powers, preferences, rights, qualifications, limitations and restrictions of each class of shares, if any.

Amending of Governing Instrument
As permitted by the BCBCA, under our Articles, any amendment to the notice of articles or articles generally requires approval by a special resolution of the shareholders. A special resolution is a resolution passed by a special majority of the votes cast by shareholders. Under the Articles, a special majority is two-thirds of the votes cast on the relevant resolution. If the articles do not specify a threshold, a special majority is two-thirds of the votes cast on the relevant resolution. In the event that an amendment to the articles would prejudice or interfere with a right or special right attached to issued shares of a class or series of shares, such amendment must be approved separately by the holders of the class or series of shares being affected by a special resolution.

Amendment of Certificate of Incorporation. Generally, under the DGCL, the affirmative vote of the holders of a majority of the outstanding stock entitled to vote is required to approve a proposed amendment to the certificate of incorporation, following the adoption of the amendment by the board of directors of the corporation, provided that the certificate of incorporation may provide for a greater vote. Under the DGCL, holders of outstanding shares of a class or series are entitled to vote separately on an amendment to the certificate of incorporation if the amendment would have certain consequences, including changes that adversely affect the rights and preferences of such class or series.

Amendment of By-laws. Under the DGCL, after a corporation has received any payment for any of its stock, the power to adopt, amend or repeal by-laws shall be vested in the stockholders entitled to vote; provided, however, that any corporation may, in its certificate of incorporation, provide that by-laws may be adopted, amended or repealed by the board of directors. The fact that such power has been conferred upon the board of directors shall not divest the stockholders of the power nor limit their power to adopt, amend or repeal the by-laws.

Dividends
Under the BCBCA and our Articles, dividends may be declared at the sole discretion of the board of directors. Any dividends declared shall be subject to the rights, if any, of shareholders holding shares with special rights as to dividends. Dividends may not be declared if there are reasonable grounds for believing that the Company is insolvent or the payment of such dividends would render the Company insolvent.	The DGCL generally provides that, subject to certain restrictions, the directors of a corporation may declare and pay dividends upon the shares of its capital stock either out of the corporation’s surplus or, if there is no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. Further, the holders of preferred or special stock of any class or series may be entitled to receive dividends at such rates, on such conditions and at such times as stated in the certificate of incorporation.

Number and Election of Directors
Under the BCBCA, a company must have at least one director and, in the case of a public company, must have at least three directors. Our Articles permit our board of directors to set the number of directors. Succeeding directors must be elected and appointed in accordance with the BCBCA and the articles of the company.	Under the DGCL, the board of directors must consist of at least one person, and the number of directors is generally fixed by, or in the manner provided in, the by-laws of the corporation, unless the certificate of incorporation fixes the number of directors, in which case a change in the number of directors shall be made only by amendment of the certificate. The Board may be divided into three classes of directors, with one-third of each class subject to election by the stockholder each year after such classification becomes effective.

Term of Director Election
Under the BCBCA and the Articles, directors of the Company may only be elected for a term ending not later than the close of the next annual meeting of shareholders.	Under the DGCL, directors hold office until a successor is elected and qualified at the next annual meeting, except in the case of classified boards.

Removal of Directors
As permitted under the BCBCA, our Articles provide that a director may be removed before the expiration of the director’s term by a special resolution of shareholders. Our Articles also provide that the directors may remove any director before the expiration of such director’s term if the director is convicted of an indictable offence or if the director ceases to be qualified to act as a director.	Under the DGCL any director may be removed, with or without cause, by the affirmative vote of a majority of the shares then entitled to vote at an election of directors, unless the board is classified, cumulative voting is permitted by the certificate of incorporation or the certificate of incorporation provides otherwise.

Vacancies on the Board of Directors
Under the BCBCA, filling vacancies on the board of directors will depend on whether a director was removed or if there is a casual vacancy. If the director was removed, the position can be filled by the shareholders at the shareholder meeting where the director is removed. If there is a casual vacancy, such vacancy can be filled by the remaining directors.	Under the DGCL, vacancies and newly created directorships resulting from an increase in the authorized number of directors, may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.

Qualifications of Directors
Under the BCBCA, directors must (i) be 18 years of age or older, (ii) be capable of managing the director’s own affairs, (iii) have no undischarged bankruptcy and (iv) not be convicted of an offence in connection with the promotion, formation or management of a corporation or unincorporated business or of an offence involving fraud.	Under the DGCL, there are no similar qualifications requirements. See “Management” for director qualifications requirements under SEC and NASDAQ requirements.

Shareholder Proposals

Under the BCBCA, a person submitting a proposal must have been the registered or beneficial owner of one or more voting shares for an uninterrupted period of at least two years before the date of the signing of the proposal. In addition, the proposal must be signed by shareholders who, together with the submitter, are registered or beneficial owners of (i) at least 1% of the company’s voting shares, or (ii) shares with a fair market value exceeding an amount prescribed by regulation.

Our Articles will contain advance notice provisions respecting the nomination of directors and the proposal of other business.

Under the DGCL, the bylaws of a corporation may include provisions respecting the nomination of directors or proposals by stockholders, including requirements for advance notice to the corporation.

Required Vote for Certain Transactions
Under the BCBCA, certain extraordinary corporate actions, such as continuances, certain amalgamations, sales, leases or other dispositions of all, or substantially all of, the undertaking of a company (other than in the ordinary course of business), liquidations, dissolutions and certain arrangements, are required to be approved by a special resolution of shareholders.	Generally, under the DGCL, certain mergers, consolidation, sale, lease, exchange or other disposition of all, or substantially all, the property and assets of a corporation or dissolution of the corporation requires the approval of a majority of the outstanding voting stock of the corporation entitled to vote thereon.

Quorum of Shareholders
As permitted under the BCBCA, our Articles provide that a quorum for general meetings of shareholders is two persons who are, or who represent by proxy, shareholders who, in aggregate, hold at least 33 1⁄3% of the total number of issued and outstanding shares of the Company having voting rights at such meeting.	Under the DGCL, unless otherwise provided in the certificate of incorporation, with respect to any matter, a quorum for a meeting of stockholders requires the holders of a majority of the shares entitled to vote are represented at the meeting in person or by proxy.

Shareholder Access to Corporate Records
Under the BCBCA, specified books and records of the company must be available for inspection by any of our shareholders at the registered and records office.	Under the DGCL, a stockholder of record has the right to inspect the books and records of the corporation, provided that such inspection is for a proper purpose which is reasonably related to such stockholder’s interest as a stockholder.

Call and Notice of Stockholder Meetings

In accordance with the BCBCA, our Articles provide that an annual general meeting must be held at least once in each calendar year, and not more than 15 months after the last annual reference date, at such time and place as may be determined by the directors. An annual meeting of shareholders may be held at a location outside British Columbia if the location for the meeting is provided for in the articles or, if the articles do not restrict the company from holding a meeting outside of British Columbia, at a location approved as required by the articles (and if not so specified then as approved by ordinary resolution of the shareholders). Our Articles permit the directors to approve a location for the annual general meeting that is outside of British Columbia. We must provide notice of the annual general meeting to each shareholder entitled to attend the meeting, to each director and to the auditor of the company at least 21 days but not more than two months before the meeting date.

Under our Articles, our directors have the power at any time to call a meeting of shareholders. Under the BCBCA, the holders of not less than 5% of the issued shares of a company that carry the right to vote at a general meeting may requisition the directors to call a meeting of shareholders.

Under the DGCL, an annual or special stockholder meeting is held on such date, at such time and at such place as may be designated by the board of directors or any other person authorized to call such meeting under the corporation’s certificate of incorporation or by-laws.

If an annual meeting for election of directors is not held on the date designated or an action by written consent to elect directors in lieu of an annual meeting has not been taken within 30 days after the date designated for the annual meeting, or if no date has been designated, for a period of 13 months after the later of the last annual meeting or the last action by written consent to elect directors in lieu of an annual meeting, the Delaware Court of Chancery may summarily order a meeting to be held upon the application of any stockholder or director.

Interested Director Transactions
Under the BCBCA and our Articles, a director who holds a disclosable interest in a contract or transaction may not vote on any directors’ resolution to approve such contract or transaction unless all directors have a disclosable interest, in which case any or all of the directors may vote. Excluded directors will, however, count for the purposes of quorum. A director or senior officer is liable to account to the company for any profit that accrues to the director or senior officer under or as a result of the interested contract or transaction.	Under the DGCL, a transaction in which a director of the corporation has a conflict of interest is not void or voidable solely because of the director’s conflict, solely because the director is present at or participates in the meeting of the board of directors or committee which authorizes the transaction or solely because any such director’s vote is counted for such purpose, if (a) the material facts of the conflict of interest are known to or disclosed to the board of directors or the committee and the board of directors or committee in good faith authorizes the transaction by a majority of the votes of the disinterested directors, (b) the material facts of the conflict of interest are known or disclosed to the stockholders of the corporation and the transaction is approved in good faith by the stockholders, or (c) the board of directors can demonstrate that the transaction is fair as to the corporation as of the time it is approved by the board of directors, committee or stockholders.

Directors’ and Officers’ Liability and Indemnification
Our Articles provide that we must indemnify all eligible parties (which includes our current and former directors and officers), and such person’s heirs and legal personal representatives, as set out in the BCBCA, against all eligible penalties to which such person is or may be liable, and we must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each director is deemed to have contracted with us on the terms of indemnity contained in our Articles. In addition, we may indemnify any other person in accordance with the BCBCA.	Under the DGCL, a corporation has the power to indemnify any person who was, is or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, or any person who was, is or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor, in each case by reason of the fact that the person is or was a director, office, employee or agent of the corporation, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interest of the corporation, and subject to certain other limitations.

Derivative Actions
Under the BCBCA, a shareholder, defined for derivative actions to include a former shareholder, a beneficial shareholder and any other person whom a court considers to be an appropriate person to make an application under the BCBCA, or a director of a company may, with leave of the court, bring a legal proceeding in the name and on behalf of the company to enforce an obligation owed to the company that could be enforced by the company itself, or to obtain damages for any breach of such an obligation. An applicant may also, with leave of the court, defend a legal proceeding brought against a company.	Under the DGCL, a stockholder may bring a derivative action on behalf of a corporation to enforce the corporation’s rights if he or she was a stockholder at the time of the transaction which is the subject of the action. Additionally, under Delaware case law, a stockholder must have owned stock in the corporation continuously until and throughout the litigation to maintain a derivative action. Delaware law also requires that, before commencing a derivative action, a stockholder must make a demand on the directors of the corporation to assert the claim, unless such demand would be futile. A stockholder also may commence a class action suit on behalf of himself or herself and other similarly situated stockholders where the requirements for maintaining a class action have been met.

Oppression Remedy
The BCBCA provides an oppression remedy that enables a court to make any order, whether interim or final, to rectify matters that are oppressive or unfairly prejudicial to any shareholder, which includes a beneficial shareholder or any other person who, in the court’s discretion, is a proper person to make such an application. The oppression remedy provides the court with very broad and flexible powers to intervene in corporate affairs to protect shareholders and other applicants.	The DGCL does not expressly provide for a similar remedy.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a description of the material U.S. federal income tax consequences to U.S. Holders, as defined below, of owning and disposing of common shares. It does not set forth all tax considerations that may be relevant to a particular person’s decision to acquire common shares. This section is general in nature and does not address tax consequences arising under any U.S. federal tax laws other than U.S. federal income tax laws (such as estate and gift tax laws) or the laws of any state, local or non-U.S. taxing jurisdiction.

This section applies only to a U.S. Holder that holds common shares as capital assets for U.S. federal income tax purposes. In addition, it does not set forth all of the U.S. federal income tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including alternative minimum tax consequences, the potential application of the provisions of the Internal Revenue Code of 1986, as amended (the “Code”) known as the Medicare contribution tax and tax consequences applicable to U.S. Holders subject to special rules, such as:

•	certain financial institutions;

•	dealers or traders in securities who use a mark-to-market method of tax accounting;

•

persons holding common shares as part of a hedging transaction, straddle, wash sale, conversion transaction or other integrated transaction or persons entering into a constructive sale with respect to the common shares;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•

pass-through entities (e.g., S corporations, partnerships or entities classified as partnerships for U.S. federal income tax purposes) or investors who hold common shares through pass-through entities;

•	tax-exempt entities, including an “individual retirement account” or “Roth IRA;”

•	persons required for U.S. federal income tax purposes to conform the timing of income accruals with respect to the common shares to their financial statements under Section 451(b) of the Code;

•	persons that own or are deemed to own 10% or more of our shares (by vote or value); or

•	persons holding common shares in connection with a trade or business conducted outside of the United States.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds common shares, the U.S. federal income tax treatment of a partner will depend on the status of the partner and the activities of the partnership. Partnerships considering an investment in common shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of owning and disposing of the common shares.

This section is based on the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the income tax treaty between Canada and the United States (the “Treaty”) all as of the date hereof, any of which is subject to change or differing interpretations, possibly with retroactive effect.

As used herein, the term “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of common shares, is eligible for the benefits of the Treaty, and is:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized under the laws of the United States, any state thereof or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of common shares in their particular circumstances.

Taxation of Distributions

Subject to the passive foreign investment company rules described below, any distributions (which include any amounts withheld in respect of the distributions) paid on common shares, other than certain pro rata distributions of common shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles) and included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividend. Any distributions in excess of current and accumulated earnings and profits will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis in the common shares and then as capital gain. Because we do not maintain calculations of our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should assume that any distribution by us with respect to the common shares will constitute ordinary dividend income.

Subject to the passive foreign investment company rules described below and certain holding-period requirements, for so long as our common shares are listed on NASDAQ or another established securities market in the United States or we are eligible for benefits under the Treaty, any dividends paid to non-corporate U.S. Holders generally will be eligible for taxation as “qualified dividend income,” which is taxable at rates not in excess of the long-term capital gain rate applicable to such U.S. Holders. Any such dividends will not be eligible for the dividends-received deduction available to U.S. corporations under the Code. U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rate on dividends in their particular circumstances. For U.S. foreign tax credit purposes, any dividend generally will be treated as foreign-source dividend income and will generally constitute passive category income. U.S. Holders should consult their tax advisers regarding the availability of the U.S. foreign tax credit under their particular circumstances.

Sale or Other Disposition of Common Shares

Subject to the passive foreign investment company rules described below, any gain or loss realized on the sale or other disposition of common shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the common shares for more than one year. The amount of any such gain or loss will equal the difference, if any, between the U.S. Holder’s adjusted tax basis in such common shares and the amount realized on the disposition. Any long term capital gain recognized by a non-corporate U.S. Holder may be eligible for reduced rate of taxation. The deductibility of capital losses is subject to limitations. Any gain recognized by a U.S. Holder on the sale or other disposition of common shares generally will be treated as U.S. source gain for U.S. foreign tax credit purposes.

Passive Foreign Investment Company Rules

Under the Code, we will be a passive foreign investment company (a “PFIC”) for any taxable year in which, after the application of certain “look-through” rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of our assets consist of assets that produce, or are held for the production of, “passive income.” For purposes of the above calculations, we will be treated as if we hold our proportionate share of the assets of, and receive directly our proportionate share of the income of, any other corporation in which we directly or indirectly own at least 25%, by value, of the shares of such corporation. Passive income includes, among other things, interest, dividends, rents, certain non-active royalties and capital gains.

Based on our current operations, income, assets and certain estimates and projections, including as to the relative values of our assets, we do not expect to be a PFIC in the foreseeable future.

If we were a PFIC for any taxable year during which a U.S. Holder holds common shares, we would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds common shares, even if we ceased to meet the threshold requirements for PFIC status, unless the U.S. Holder makes a valid deemed sale or deemed dividend election under the applicable Treasury regulations with respect to its common shares.

If we were a PFIC for any taxable year during which a U.S. Holder held common shares, gain recognized by a U.S. Holder on a sale or other disposition (including certain pledges) of the common shares would be allocated ratably over the U.S. Holder’s holding period for the common shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate imposed on ordinary income in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the amount allocated to that taxable year. Further, to the extent that any distribution received by a U.S. Holder on its common shares exceeds 125% of the average of the annual distributions on the common shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above. Certain elections may be available to a U.S. Holder which would result in different tax consequences from those described above.

In addition, if we were a PFIC or, with respect to a particular U.S. Holder, were treated as a PFIC for the taxable year in which we paid a dividend or for the prior taxable year, the preferential dividend rates discussed above with respect to dividends paid to non-corporate U.S. Holders would not apply.

If a U.S. Holder owns common shares during any year in which we are a PFIC, the U.S. Holder generally must file annual reports, containing such information as the U.S. Treasury may require on IRS Form 8621 (or any successor form) with respect to us, with the U.S. Holder’s federal income tax return for that year, unless otherwise specified in the instructions with respect to such form.

U.S. Holders should consult their tax advisers concerning the application of the PFIC rules in their particular circumstances in the event that we are or become a PFIC.

Information Reporting and Backup Withholding

Payments of dividends and proceeds from sales or other dispositions of common shares that are made within the United States or through certain U.S.-related financial intermediaries are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

Reporting With Respect to Foreign Financial Assets

Certain U.S. Holders who are individuals and certain entities may be required to report information relating to an interest in our common shares by filing a Form 8398 with their U.S. federal income tax return, subject to certain exceptions (including an exception for common shares held in accounts maintained by certain U.S. financial institutions). Failure to file a Form 8398 where required can result in significant monetary penalties and the extension of the relevant statute of limitations with respect to all or a part of the relevant U.S. tax return. U.S. Holders should consult their tax advisers regarding this reporting requirement.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS FOR

UNITED STATES RESIDENTS

The following is, at the date of this prospectus, a summary of certain Canadian federal income tax considerations generally applicable to the holding and disposition of common shares acquired by a holder in this offering who, at all relevant times, (a) for the purposes of the Tax Act (i) is not resident, or deemed to be resident, in Canada, (ii) deals at “arm’s length” (as defined in the Tax Act) with the Company, BHC and the Underwriters, (iii) is not “affiliated” (as defined in the Tax Act) with the Company, BHC or the Underwriters, (iv) holds common shares as capital property, (v) does not use or hold common shares in the course of carrying on, or otherwise in connection with, a business carried on or deemed to be carried on in Canada, and (vi) is not an insurer that carries on an insurance business in Canada and elsewhere, an “authorized foreign bank” (as defined in the Tax Act), or other holder of special status, and (b) for the purposes of the Canada-U.S. Tax Convention (1980) (the “Tax Treaty”), is a resident of the United States, has never been a resident of Canada, does not have and has not had, at any time, a “permanent establishment” (as defined in the Tax Treaty) of any kind in Canada, and otherwise qualifies for the full benefits of the Tax Treaty. Holders who meet all the criteria in clauses (a) and (b) above are referred to herein as “United States Holders”, and this summary only addresses such United States Holders.

This summary does not deal with special situations, such as the particular circumstances of traders or dealers, tax exempt entities, insurers or financial institutions, or other holders of special status or in special circumstances. Certain U.S. resident entities that are fiscally transparent for United States federal income tax purposes (including limited liability companies) are generally not themselves entitled to the benefits of the Tax Treaty. However, members of, or United States Holders of, an interest in such entities that hold common shares may be entitled to the benefits of the Tax Treaty for income derived through such entities. Such holders, and all other holders who do not meet the criteria in clauses (a) and (b) above, should consult their own tax advisors.

This summary is based on the current provisions of the Tax Act, the regulations thereunder (the “Regulations”), the current provisions of the Tax Treaty (each as in force as of the date of this prospectus) and the Company’s understanding of the administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act and Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that such Proposed Amendments will be enacted in the form proposed. However, such Proposed Amendments might not be enacted in the form proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policies or assessing practices, whether by legislative, governmental or judicial decision or action, nor does it take into account tax laws of any province or territory of Canada or of any other jurisdiction outside Canada, which may differ significantly from those discussed in this summary.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular United States Holder, and no representation with respect to the Canadian federal income tax consequences to any particular United States Holder or prospective United States Holder is made. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, all prospective purchasers (including United States Holders as defined above) should consult with their own tax advisors for advice with respect to their own particular circumstances.

Currency Conversion

Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the common shares must be converted into Canadian dollars based on the exchange rates as determined in accordance with the Tax Act. The amount of dividends required to be included in the income of, and capital gains or capital losses realized by, a United States Holder may be affected by fluctuations in the Canadian / U.S. dollar exchange rate.

Withholding Tax on Dividends

Amounts paid or credited or deemed to be paid or credited as, on account or in lieu of payment of, or in satisfaction of, dividends on common shares to a United States Holder will be subject to Canadian withholding tax. Under the Tax Act, the rate of withholding is 25% of the gross amount of the dividend. Under the Tax Treaty, the rate of withholding on any such dividend beneficially owned by a United States Holder is generally reduced to 15%, or 5% if the United States Holder is a company that owns, directly or indirectly, at least 10% of the voting stock of the Company.

Dispositions of Common Shares

A United States Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a Common Share, nor will a capital loss arising therefrom be recognized under the Tax Act, unless such Common Share constitutes “taxable Canadian property” (as defined in the Tax Act) of the United States Holder at the time of disposition and the gain is not exempt from tax pursuant to the terms of the Tax Treaty.

Provided the common shares are listed on a “designated stock exchange” (as defined in the Tax Act) (which currently includes NASDAQ) at the time of disposition, the common shares generally will not constitute “taxable Canadian property” of a United States Holder at that time unless, at any time during the 60-month period immediately preceding the disposition, the following two conditions are met concurrently: (a) 25% or more of the issued shares of any class or series of shares of the Company were owned by one or any combination of (i) the United States Holder, (ii) persons with whom the United States Holder did not deal at “arm’s length” (within the meaning of the Tax Act), and (iii) partnerships in which the United States Holder or a person described in (ii) holds a membership interest directly or indirectly through one or more partnerships; and (b) more than 50% of the fair market value of the common shares was derived directly or indirectly from one or any combination of (i) real or immovable property situated in Canada, (ii) “Canadian resource properties” (as defined in the Tax Act), (iii)“timber resource properties” (as defined in the Tax Act), or (iv) options in respect of, interests in, or, for civil law purposes, a right in, any of the foregoing property, whether or not such property exists. Notwithstanding the foregoing, a Common Share may be deemed to be “taxable Canadian property” of a United States Holder in certain other circumstances.

United States Holders should consult their own tax advisors as to whether their common shares will constitute “taxable Canadian property”. United States Holders who may hold common shares as “taxable Canadian property” should consult their own tax advisors with respect to the application of Canadian capital gains taxation, any potential relief under the Tax Treaty, and special compliance procedures under the Tax Act, none of which is described in this summary.

SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE CANADIAN OR OTHER TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON SHARES, INCLUDING, IN PARTICULAR, THE EFFECT OF ANY NON-U.S., STATE OR LOCAL TAXES

UNDERWRITING

BHC is offering the shares described in this prospectus through a number of underwriters. Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC are acting as joint book running managers of the offering and as representatives of the underwriters. We and the selling shareholder have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, BHC has agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less underwriting commissions set forth on the front cover page of this prospectus, the number of shares listed next to its name in the following table:

Name	Number of shares
Goldman Sachs & Co. LLC
Morgan Stanley & Co. LLC

Total

The offering is being made in the United States and the shares will be offered through those underwriters or their U.S. affiliates who are registered to offer the shares for sale in the United States and such other registered dealers as may be designated by the underwriters. Subject to applicable law, the underwriters, or such other registered dealers as may be designated by the underwriters, may offer the shares outside of the United States.

The underwriters are committed to purchase all of the common shares offered if they purchase any common shares. The underwriting agreement also provides that, if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated in certain circumstances.

The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the front cover page of this prospectus and to certain dealers at that price less a concession not in excess of $                 per share. After the initial public offering of the common shares, the offering price and other selling terms may be changed by the underwriters. Sales of common shares made outside of the United States may be made by affiliates of the underwriters. The representatives have advised us that the underwriters do not intend to confirm discretionary sales in excess of 5% of our common shares offered in this offering.

BHC will pay an underwriting commission equal to $                 per share. The underwriters’ commission will be set-off against a portion of the purchase price payable to BHC in an amount equal to the underwriters’ commission, and payment by the underwriters to BHC of the purchase price net of the underwriters’ commission will be full satisfaction of the underwriters’ obligation to pay the purchase price for the common shares and of BHC’s obligation to pay the underwriters’ commission.

The following table shows the per share and total underwriting commissions.

	Per Common Share	Total
Underwriting commissions paid by BHC

We estimate that the total expenses of this offering, including registration, filing and listing fees, FINRA related-expenses printing fees and legal and accounting expenses, but excluding underwriting commissions, will be approximately $        , and will be paid by BHC.

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of common shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that, for a period of                  days after the date of this prospectus, we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any of our common shares or any securities convertible into or exercisable or exchangeable for any of our common shares, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our common shares or any such other securities (whether any such transaction described in clause (i) or (ii) above is to be settled by the delivery of our common shares or such other securities, in cash or otherwise), in each case without the prior written consent of                 and                , other than the common shares to be sold hereunder and any of our common shares issued upon the exercise of options granted under our incentive compensation and other equity plans.

Our directors, our executive officers, and BHC have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of                 days after the date of this prospectus, may not, without the prior written consent of                  (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any of our common shares or any securities convertible into or exercisable or exchangeable for our common shares (including, without limitation, shares or such other securities which may be deemed to be beneficially owned by such directors, executive officers and BHC in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or publicly disclose the intention to make any such offer, sale, pledge or disposition or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our common shares or such other securities (whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of our common shares or such other securities, in cash or otherwise) or (iii) make any demand for or exercise any right with respect to the registration of any of our common shares or any security convertible into or exercisable or exchangeable for our common shares.

We intend to apply to list our common shares on NASDAQ under the symbol “SLTA.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling common shares in the open market for the purpose of preventing or retarding a decline in the market price of our common shares while this offering is in progress. These stabilizing transactions may include making short sales of our common shares, which involves the sale by the underwriters of a greater number of our common shares than they are required to purchase in this offering, and purchasing our common shares on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ overallotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their overallotment option referred to above, in whole or in part, or by purchasing common shares in the open market. In making this determination, the underwriters will consider, among other things, the price of common shares available for purchase in the open market compared to the price at which the underwriters may purchase common shares through their overallotment option referred to above. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common shares in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase common shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of our common shares, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase our common shares in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those common shares as part of this offering to repay underwriting commissions received by them.

These activities may have the effect of raising or maintaining the market price of our common shares or preventing or retarding a decline in the market price of our common shares, and, as a result, the price of our common shares may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NASDAQ, in the over the counter market or otherwise.

Prior to this offering, there has been no public market for our common shares. The initial public offering price will be determined by negotiations between us, the selling shareholders and the representatives of the underwriters. In determining the initial public offering price, the selling shareholder and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

We cannot, and neither BHC, nor the underwriters can, assure investors that an active trading market will develop for our common shares, or that our common shares will trade in the public market at or above the initial public offering price.

Certain Relationships

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates, and may provide from time to time in the future, certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our equity securities or loans, and may do so in the future. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

Other than in the United States no action has been taken by us, the selling shareholder or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

European Economic Area

Neither this prospectus nor any related free-writing prospectus is a prospectus for the purposes of Regulation (EU) 2017/1129 (the “Prospectus Regulation”). This prospectus and any related free-writing prospectus and any offer if made subsequently is directed only at persons in Member States of the European Economic Area (the “EEA”) who are “qualified investors” within the meaning of Article 2(e) of the Prospectus Regulation. This prospectus and any related free-writing prospectus have been prepared on the basis that any offer of common shares in any Member State of the EEA will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of common shares. Accordingly any person making or intending to make an offer in that Member State of common shares which are the subject of the offering contemplated in this prospectus and any related free-writing prospectus may only do so in circumstances in which no obligation arises for Solta or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Regulation in relation to such offer. Neither Solta nor the underwriters have authorized, nor do they authorize, the making of any offer of common shares in circumstances in which an obligation arises for Solta or the underwriters to publish a prospectus for such offer.

In relation to each Member State of the EEA (each a “Relevant State”), no common shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the common shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that the common shares may be offered to the public in that Relevant State at any time:

(a)	to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the underwriter or underwriters for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of the common shares shall require Solta or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to the common shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any common shares to be offered so as to enable an investor to decide to purchase or subscribe for any common shares.

United Kingdom

In the United Kingdom, neither this prospectus nor any related free-writing prospectus is a prospectus for the purposes of Regulation (EU) 2017/1129 as it forms part of domestic law in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018, as amended by the European Union (Withdrawal Agreement) Act 2020 (the “UK Prospectus Regulation”). This prospectus and any related free-writing prospectus have been prepared on the basis that any offer if made subsequently is directed only at persons in the United Kingdom who are “qualified investors” within the meaning of Article 2(e) of the UK Prospectus Regulation. This prospectus and any related free-writing prospectus have been prepared on the basis that any offer of common shares in the United Kingdom will be made pursuant to an exemption under the UK Prospectus Regulation from the requirement to publish a prospectus for offers of common shares. Accordingly any person making or intending to make an offer in the United Kingdom of common shares which are the subject of the offering contemplated in this prospectus and any related free-writing prospectus may only do so in circumstances in which no obligation arises for Solta or any of the underwriters to publish a prospectus pursuant to Section 85 of the United Kingdom’s Financial Services and Markets Act 2000, as amended (the “FSMA”) in relation to such offer. Neither Solta nor the underwriters have authorized, nor do they authorize, the making of any offer of common shares in circumstances in which an obligation arises for Solta or the underwriters to publish a prospectus for such offer.

No common shares have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the common shares which has been approved by the Financial Conduct Authority, except that the common shares may be offered to the public in the United Kingdom at any time:

(a)	to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the underwriter or underwriters for any such offer; or

(c)	in any other circumstances falling within section 86 of the FSMA,

provided that no such offer of the common shares shall require Solta or any underwriter to publish a prospectus pursuant to Section 85 of the FSMA. For the purposes of this provision, the expression an “offer to the public” in relation to the common shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any common shares to be offered so as to enable an investor to decide to purchase or subscribe for any common shares.

This prospectus and any related free-writing prospectus may not be distributed or circulated to any person in the United Kingdom other than to (i) persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”); and (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This prospectus and any related free-writing prospectus is directed only at relevant persons. Other persons should not act on this prospectus and any related free-writing prospectus or any of their contents. This prospectus and any related free-writing prospectus is confidential and is being supplied to you solely for your information and may not be reproduced, redistributed or passed on to any other person or published, in whole or in part, for any other purpose.

Any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of the common shares may only be communicated or caused to be communicated in circumstances in which Section 21(1) of the FSMA does not apply to Solta.

All applicable provisions of the FSMA must be complied with in respect to anything done by any person in relation to the common shares in, from or otherwise involving the United Kingdom.

Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (1) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made under the SFO; or (2) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong (the “C(WUMP)O”) or which do not constitute an offer to the public within the meaning of the C(WUMP)O.

No advertisement, invitation or document, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) has been issued or will be issued in Hong Kong or elsewhere, other than with respect to the shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the SFO and any rules made under the SFO.

The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

Japan

The shares offered in this prospectus have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended, the “FIEA”) on the ground that the solicitation for subscription of the shares falls within the definition of “solicitation to qualified institutional investors” as defined un Article 2, paragraph 3, item 2 (I) of the FIEA. Such solicitation shall be subject to the condition that qualified institutional investors (as defined under the FIEA, “QIIs”) who desire to acquire the securities shall be made aware that they shall not transfer the notes to anyone other than other QIIs, and accordingly the shares have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan, except the private placement above pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEA and any other applicable laws, regulations and guidelines promulgated by the relevant Japanese governmental and regulatory authorities and in effect at the relevant time.

Singapore

This prospectus has not been and will not be registered as a prospectus under the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”) by the Monetary Authority of Singapore, and the offer of the shares in Singapore is made primarily pursuant to the exemptions under Sections 274 and 275 of the SFA. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to any person in Singapore other than (1) to an institutional investor (as defined in Section 4A of the SFA) (an “Institutional Investor”) pursuant to Section 274 of the SFA, (2) to an accredited investor (as defined in Section 4A of the SFA) (an “Accredited Investor”) or other relevant person (as defined in Section 275(2) of the SFA) (a “Relevant Person”) and pursuant to Section 275(1) of the SFA, or to any person pursuant to an offer referred to in Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA and (where applicable) Regulation 3 of the Securities and Futures (Classes of Investors) Regulations 2018, or (3) otherwise pursuant to, and in accordance with, the conditions of any other applicable exemption or provision of the SFA.

It is a condition of the offer that where the shares are subscribed for or acquired pursuant to an offer made in reliance on Section 275 of the SFA by a Relevant Person which is:

(a)

a corporation (which is not an Accredited Investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an Accredited Investor; or

(b)	a trust (where the trustee is not an Accredited Investor), the sole purpose of which is to hold investments and each beneficiary of the trust is an individual who is an Accredited Investor,

the securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation and the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has subscribed for or acquired the shares except:

(1)

to an Institutional Investor, an Accredited Investor, a Relevant Person, or which arises from an offer referred to in Section 275(1A) of the SFA (in the case of that corporation) or Section 276(4)(i)(B) of the SFA (in the case of that trust);

(2)	where no consideration is or will be given for the transfer;

(3)	where the transfer is by operation of law;

(4)	as specified in Section 276(7) of the SFA; or

(5)	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

United Arab Emirates

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Canada

The shares offered by this prospectus have not been qualified by prospectus for distribution in Canada, and may not be, directly or indirectly, offered or sold in Canada or to any residents of Canada, except in compliance with an exemption from Canadian prospectus requirements. Any sales of our shares in any province or territory of Canada will only be made by a securities dealer appropriately registered in that province or territory to make such sales, which may include a Canadian affiliate of one of the underwriters using a separate Canadian Offering Memorandum that will include a copy of this prospectus. Any shares acquired may not be sold in Canada, except in compliance with Canadian prospectus requirements or an exemption therefrom.

LEGAL MATTERS

Certain legal matters relating to this offering will be passed upon for us by Davis Polk & Wardwell LLP, New York, New York and will be passed upon for the underwriters by Sidley Austin LLP, New York, New York. Certain matters with respect to Canadian law, including the validity of the issuance of the shares offered hereby, will be passed upon for us by Osler, Hoskin & Harcourt LLP and will be passed upon for the underwriters by Davies Ward Phillips & Vineberg LLP.

EXPERTS

The financial statements as of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement, of which this prospectus is a part, on Form S-1 with the SEC relating to this offering. This prospectus does not contain all of the information in the registration statement and the exhibits and amendments to the registration statement. References in this prospectus to any of our contracts, agreements or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contracts, agreements or other documents. You may review a copy of the registration statement, including its exhibits and schedules, on the Internet website maintained by the SEC at http:\\www.sec.gov. Information contained on or connected to any website referenced in this prospectus is not incorporated into this prospectus or the registration statement of which this prospectus forms a part, or in any other filings with, or any information furnished or submitted to, the SEC.

Upon the completion of this offering, Solta will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, will file periodic reports, proxy statements and other information with the SEC. Our Internet address will be operational on or around the date of this offering and will be www.solta.com. We will post links on our website to the following filings as soon as reasonably practicable after they are electronically filed or furnished to the SEC: annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendment to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act. All such filings are available through our website will be free of charge. The information on our Internet website is not incorporated by reference into this prospectus or our other securities filings and is not a part of such filings. We have included our website address only as an inactive textual reference and do not intend it to be an active link to our website. The SEC also maintains an Internet website at www.sec.gov that contains reports, proxies and prospectuses, and other information regarding issuers, including us, that file electronically with the SEC.

We intend to furnish holders of our shares with annual reports containing consolidated financial statements prepared in accordance with GAAP and audited and reported on, with an opinion expressed, by an independent registered public accounting firm.

After the Separation, Solta shareholders who have questions relating to Solta or Solta’s business performance should contact Solta at:

Solta Medical Corporation

520 Applewood Crescent

Vaughan, Ontario, Canada L4K 5X3

Attention: Investors Relations Department

The Solta website and the information contained therein or connected thereto are not incorporated into this prospectus or the registration statement of which this prospectus forms a part, or in any other filings with, or any information furnished or submitted to, the SEC.

We are responsible for the information contained in this prospectus and in any related free-writing prospectus we may prepare or authorize to be delivered to you. We have not, and neither BHC nor the underwriters have, authorized anyone to give you any other information, and we, BHC and the underwriters take no responsibility for any other information that others may give you. We, BHC and the underwriters are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus, regardless of the time of delivery of this prospectus or any sale of our shares.

SOLTA MEDICAL

(a business of Bausch Health Companies Inc.)

SOLTA MEDICAL

COMBINED BALANCE SHEETS

(in thousands)

(Unaudited)

	September 30, 2021	December 31, 2020
Assets
Current assets:
Cash	$7,692	$1,000
Trade receivables, net	21,100	24,062
Inventories, net	32,713	29,517
Prepaid expenses and other current assets	5,744	5,964

Total current assets	67,249	60,543
Property, plant and equipment, net	7,378	8,259
Intangible assets, net	24,666	38,205
Goodwill	94,151	94,151
Deferred tax assets, net	17,061	16,954
Other non-current assets	16,312	13,703

Total assets	$226,817	$231,815

Liabilities
Current liabilities:
Accounts payable	$7,829	$7,793
Accrued and other current liabilities	29,432	29,239

Total current liabilities	37,261	37,032
Other non-current liabilities	11,265	11,549

Total liabilities	48,526	48,581

Commitments and contingencies (Note 10)
Equity
BHC investment	182,017	185,360
Accumulated other comprehensive loss	(3,726)	(2,126)

Net BHC investment	178,291	183,234

Total equity	178,291	183,234

Total liabilities and equity	$226,817	$231,815

The accompanying notes are an integral part of these combined financial statements.

SOLTA MEDICAL

COMBINED STATEMENTS OF INCOME

(in thousands)

(Unaudited)

	Nine Months Ended September 30,
	2021	2020
Revenues	$218,742	$165,518

Expenses
Cost of goods sold (excluding amortization of intangible assets) (Note 4)	49,058	42,816
Selling, general and administrative (Note 4)	54,692	42,439
Research and development (Note 4)	12,398	10,694
Amortization of intangible assets	13,539	14,007
Other expense, net	24	30

	129,711	109,986

Operating income	89,031	55,532
Foreign exchange and other	(43)	162

Income before income taxes	88,988	55,694
Income taxes	16,155	10,387

Net income	$72,833	$45,307

The accompanying notes are an integral part of these combined financial statements.

SOLTA MEDICAL

COMBINED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands)

(Unaudited)

	Nine Months Ended September 30,
	2021	2020
Net income	$72,833	$45,307

Other comprehensive loss
Foreign currency translation adjustment	(1,600)	(451)

Other comprehensive loss	(1,600)	(451)

Comprehensive income	$71,233	$44,856

The accompanying notes are an integral part of these combined financial statements.

SOLTA MEDICAL

COMBINED STATEMENTS OF EQUITY

(in thousands)

(Unaudited)

	BHC Investment	Accumulated Other Comprehensive Loss	Net BHC Investment
	Nine Months Ended September 30, 2021
Balance, January 1, 2021	$185,360	$(2,126)	$183,234
Net decrease in BHC investment	(76,176)	—	(76,176)
Net income	72,833	—	72,833
Other comprehensive loss	—	(1,600)	(1,600)

Balance, September 30, 2021	$182,017	$(3,726)	$178,291

	Nine Months Ended September 30, 2020
Balance, January 1, 2020	$201,792	$(3,515)	$198,277
Net decrease in BHC investment	(61,768)	—	(61,768)
Net income	45,307	—	45,307
Other comprehensive loss	—	(451)	(451)

Balance, September 30, 2020	$185,331	$(3,966)	$181,365

The accompanying notes are an integral part of these combined financial statements.

SOLTA MEDICAL

COMBINED STATEMENTS OF CASH FLOWS

(in thousands)

(Unaudited)

	Nine Months Ended September 30,
	2021	2020
Cash Flows From Operating Activities
Net income	$72,833	$45,307
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of intangible assets	15,185	15,271
Allowances for losses on trade receivables and inventories	311	1,183
Deferred income taxes	(107)	405
Share-based compensation	3,392	2,475
Foreign exchange loss (gain)	116	(194)
Other	(3,038)	335
Changes in operating assets and liabilities:
Trade receivables	1,960	4,617
Inventories	(4,120)	577
Prepaid expenses and other current assets	213	646
Accounts payable, accrued and other liabilities	992	(3,516)

Net cash provided by operating activities	87,737	67,106

Cash Flows From Investing Activities
Purchases of property, plant and equipment	(1,374)	(3,057)

Net cash used in investing activities	(1,374)	(3,057)

Cash Flows From Financing Activities
Net transfers to BHC	(79,684)	(64,049)

Net cash used in financing activities	(79,684)	(64,049)

Effect of exchange rate changes on cash	13	—

Net increase in cash	6,692	—
Cash, beginning of period	1,000	—

Cash, end of period	$7,692	$—

The accompanying notes are an integral part of these combined financial statements.

SOLTA MEDICAL

NOTES TO COMBINED FINANCIAL STATEMENTS

(In thousands of dollars, except share and per share amounts)

(Unaudited)

1.	DESCRIPTION OF BUSINESS

Management believes Solta Medical (a business of Bausch Health Companies Inc.) (“Solta” or the “Business”) is a leading global aesthetic medical device company focused on the development, manufacture and sale of innovative technologies that provide aesthetic and therapeutic benefits. The Solta portfolio of clinically proven energy-based aesthetic medical devices addresses a range of fast-growing treatment categories, including skin tightening, skin resurfacing, and body contouring, and the majority of our revenue from these technologies is derived from non- and minimally-invasive procedures. The Solta portfolio includes the brands Thermage®, Clear + Brilliant®, Fraxel® and VASER®, which collectively make up a comprehensive platform that addresses a range of aesthetic skin and body issues including skin tightening, skin resurfacing, and body contouring. The Business’s global customer base primarily includes dermatologists, plastic surgeons, aesthetic physicians and medical spa practitioners.

The Business was acquired in 2014 and remains wholly owned by Bausch Health Companies Inc. (“BHC” or “Parent”). On August 3, 2021, BHC announced its intentions to conduct an initial public offering (“IPO”) of its global aesthetic medical device business (the “Solta IPO”).

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Solta has historically operated as part of BHC; therefore, standalone financial statements have not historically been prepared. The accompanying unaudited Combined Financial Statements have been prepared from BHC’s historical accounting records and using BHC historical accounting policies and are presented on a standalone basis as if the Business’s operations had been conducted independently from BHC. These unaudited Combined Financial Statements have been prepared by the Business in United States (“U.S.”) dollars and in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial reporting, which do not conform in all respects to the requirements of U.S. GAAP for annual financial statements. Accordingly, these notes to the unaudited Combined Financial Statements should be read in conjunction with the audited Combined Financial Statements prepared in accordance with U.S. GAAP that are contained elsewhere in this registration statement. The unaudited Combined Financial Statements have been prepared using accounting policies that are consistent with the policies used in preparing the Business’ audited Combined Financial Statements for the year ended December 31, 2020, except for the new accounting guidance adopted during the period, as detailed below. The Combined Financial Statements of the Business include assets and liabilities that have been determined to be specifically identifiable or otherwise attributable to the Business. The unaudited Combined Financial Statements reflect all normal and recurring adjustments necessary for a fair statement of the Company’s financial position and results of operations for the interim periods. The operating results for the interim periods presented are not necessarily indicative of the results expected for the full year.

As the Business has historically operated as part of BHC, the Business relied on BHC’s corporate and other support functions. Therefore, certain corporate and shared costs have been allocated to the Business, including:

•

expenses related to BHC support functions that are provided on a centralized basis within BHC, including expenses for executive oversight, treasury, accounting, audit, legal, human resources, shared services, compliance, procurement, information technology and other corporate functions and services. The expenses associated with these services generally include all payroll and benefit costs, as well as overhead costs related to the support functions.

SOLTA MEDICAL

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(In thousands of dollars, except share and per share amounts)

(Unaudited)

•	certain share-based compensation expenses related to BHC’s long-term incentive program for BHC employees who are providing corporate services to the Business.

•

certain expenses associated with corporate insurance coverage and medical, pension, postretirement and other health plan costs for employees participating in BHC sponsored plans. These expenses allocated to the Business were not material for the periods presented.

•

certain income and expenses associated with derivative instruments, including foreign currency contracts, were entered into by BHC to economically hedge foreign currency exposures. This income and expense allocated to the Business was not material for the periods presented.

These expenses have been allocated to the Business using the same basis and methodologies used in preparing the Business’ audited Combined Financial Statements for the year ended December 31, 2020 that are contained elsewhere in this registration statement.

Impacts of COVID-19 Pandemic

The unprecedented nature of the COVID-19 pandemic has, and continues to, adversely impact the global economy. The COVID-19 pandemic and the reactions of governments, private sector participants and the public in an effort to contain the spread of the COVID-19 virus and/or address its impacts had significant direct and indirect effects on businesses and commerce. This includes, but is not limited to, disruption to supply chains, employee base and transactional activity, facility closures and production suspensions.

The extent to which these events may continue to impact the Business’s operations, financial condition, cash flows and results of operations, in particular, will depend on future developments which are highly uncertain and many of which are outside the Business’s control. Such developments include the availability and effectiveness of vaccines for the COVID-19 virus, COVID-19 vaccine immunization rates, the ultimate geographic spread and duration of the pandemic, the extent and duration of a resurgence of the COVID-19 virus and variant strains thereof, such as the delta variant, new information concerning the severity of the COVID-19 virus, the effectiveness and intensity of measures to contain the COVID-19 virus and the economic impact of the pandemic and the reactions to it. Such developments, among others, depending on their nature, duration and intensity, could have a significant adverse effect on Solta’s business, financial condition, cash flows and results of operations.

To date, the Business has been able to continue its operations with limited disruptions in supply and manufacturing. Although, it is difficult to predict the broad macroeconomic effects that the COVID-19 pandemic will have on industries or individual companies, the Business has assessed the possible effects and outcomes of the pandemic on, among other things, its supply chain, customers and distributors, discounts and rebates, employee base, product sustainability, research and development efforts, product pipeline and consumer demand and currently believes that its estimates are reasonable.

Use of Estimates

In preparing the Business’s Combined Financial Statements, management is required to make estimates and assumptions. This includes estimates and assumptions regarding the nature, timing and extent of the impacts that the COVID-19 pandemic will have on its operations and cash flows. The estimates and assumptions used by the Business affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant estimates made by management include: provisions for discounts

SOLTA MEDICAL

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(In thousands of dollars, except share and per share amounts)

(Unaudited)

and allowances; useful lives of finite-lived intangible assets and property, plant and equipment; expected future cash flows used in evaluating intangible assets for impairment, and making going concern assessments; reporting unit fair value for testing goodwill for impairment; provisions for loss contingencies; provisions for income taxes, uncertain tax positions and realizability of deferred tax assets.

All allocations and estimates in these Combined Financial Statements are based on assumptions that management believes are reasonable. On an ongoing basis, management reviews its allocations and estimates to ensure that these allocations and estimates appropriately reflect changes in the Business and new information as it becomes available. However, the Combined Financial Statements included herein may not be indicative of the financial position, results of operations and cash flows of the Business in the future, or if the Business had been a separate, standalone entity during the periods presented. If historical experience and other factors used by management to make these estimates do not reasonably reflect future activity, the Business’s Combined Financial Statements could be materially impacted.

Adoption of New Accounting Standards

In December 2019, the Financial Accounting Standards Board (“FASB”) issued guidance that simplifies the accounting for income taxes by eliminating certain exceptions to the guidance related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. The new guidance also simplifies aspects of the accounting for franchise taxes and enacted changes in tax laws or rates and clarifies the accounting for transactions that result in a step-up in the tax basis of goodwill. The guidance was effective for the Business beginning January 1, 2021. The application of this guidance did not have a material effect on the Business’ financial position, results of operations and cash flows.

3.	REVENUE RECOGNITION

Revenue Recognition

Product Sales

A contract with the Business’s customers exists for each product sale. Each contract contains a single performance obligation. The transaction price is adjusted for variable consideration as discussed below.

Revenues from sales of systems and sales of treatment tips and other consumables are recognized at a point in time when control transfers to the customer under the contracted delivery terms which vary by customer and geography. Generally, the Business utilizes a common carrier for shipments in the U.S. and control transfers to the customer upon shipment. In China, sales are done through a distributor who takes control and ownership of the goods upon delivery. The Business offers standard one or two-year warranties for systems sold in the U.S. and warranties of one-year or less elsewhere. Estimated costs to repair or replace products under the standard warranty are recorded as a current liability at the time of sale. See Note 7, “ACCRUED AND OTHER CURRENT LIABILITIES” for further details.

Other Revenues

Other revenue primarily consists of: (i) services for extended warranty contracts and (ii) fees for services and repairs not covered by a warranty contract. Amounts for extended warranty contracts are recorded as deferred revenue and are recognized on a straight-line basis over the extended warranty contract period, which reflects the pattern of service provided. Revenue from services and repairs not covered by warranty contracts is recognized at a point in time when the service or repair is delivered or performed.

SOLTA MEDICAL

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(In thousands of dollars, except share and per share amounts)

(Unaudited)

Disaggregated Revenue

The Business operates in one business segment, which encompasses developing, manufacturing and marketing of energy-based aesthetic devices. Management uses one measurement of profitability and does not segregate its business for internal reporting.

The following table summarizes revenue by category for the nine months ended September 30, 2021 and 2020:

	2021	2020
Systems	$56,864	$51,429
Tips and other consumables	156,031	109,990

Revenue from product sales	212,895	161,419
Other revenue	5,847	4,099

Total revenue	$218,742	$165,518

Thermage® franchise revenues represented approximately 78% and 84% of total revenues for the nine months ended September 30, 2021 and 2020, respectively.

Revenues are attributed to a geographic region based on the location of the customer. The following table summarizes revenue by geographic region for the nine months ended September 30, 2021 and 2020:

	2021	2020
Asia Pacific	$147,191	$116,559
North America	58,209	33,013
Europe/Middle East	11,477	15,107
Other	1,865	839

Total revenue	$218,742	$165,518

Included in Asia Pacific in the table above are revenues attributed to China of $72,899 and $41,073, South Korea of $21,923 and $13,959 and Taiwan of $19,065 and $17,360 for the nine months ended September 30, 2021 and 2020, respectively. Included in North America in the table above are revenues attributed to the U.S. of $51,191 and $29,112 for the nine months ended September 30, 2021 and 2020, respectively. Substantially all revenues attributed to China were from a single distributor. No other country or customer accounted for 10% of the Business’s revenues for any of the periods presented.

Product Sales Provisions

The transaction price for product sales is typically adjusted for variable consideration, which may be in the form of distributor discounts, returns and rebates. Provisions for variable consideration are established to reflect the Business’s best estimates of the amount of consideration to which it is entitled based on the terms of the contract. The amount of variable consideration included in the transaction price may be constrained, and is included in the net sales price only to the extent that it is probable that a significant reversal in the amount of the cumulative revenue recognized will not occur in the future period.

Provisions for these deductions are recorded concurrently with the recognition of gross product sales revenue. Returns provision balances are included in Accrued and other current liabilities. Discounts and rebates are included in Trade receivables, net, and Accrued and other current liabilities.

SOLTA MEDICAL

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(In thousands of dollars, except share and per share amounts)

(Unaudited)

The following table presents the activity and ending balances of the Business’s variable consideration provisions for the nine months ended September 30, 2021 and 2020:

	Discounts	Returns	Rebates	Total
Reserve balance, January 1, 2021	$8,448	$731	$177	$9,356
Current period provision	10,369	688	(101)	10,956
Payments and credits	(9,499)	(760)	22	(10,237)

Reserve balance, September 30, 2021	$9,318	$659	$98	$10,075

Reserve balance, January 1, 2020	$4,695	$813	$348	$5,856
Current period provision	8,587	1,218	184	9,989
Payments and credits	(4,986)	(1,187)	(362)	(6,535)

Reserve balance, September 30, 2020	$8,296	$844	$170	$9,310

Contract Assets and Contract Liabilities

There are no contract assets for any period presented. Contract liabilities represent the remaining performance obligation of extended warranty contracts. Amounts for extended warranty contracts are recorded as deferred revenue and are recognized as revenues on a straight-line basis over the extended warranty contract period, which reflects the pattern of service provided. The current portion of deferred revenue is included in Accrued and other current liabilities in the Combined Balance Sheets and was $2,078 and $2,762 as of September 30, 2021 and December 31, 2020, respectively. The non-current portion of deferred revenue is not material.

Allowance for Credit Losses

An allowance is maintained for potential credit losses. The Business estimates the current expected credit loss on its receivables based on various factors, including historical credit loss experience, customer creditworthiness, value of collaterals (if any), and any relevant current and reasonably supportable future economic factors. Additionally, the Business generally estimates the expected credit loss on a pool basis when customers are deemed to have similar risk characteristics. The Business has not experienced any material losses from uncollectible accounts in excess of the established reserves. Trade receivable balances are written off against the allowance when it is deemed probable that the trade receivable will not be collected. Trade receivables, net are stated net of certain sales provisions and the allowance for credit losses.

The activity in the allowance for credit losses for trade receivables for the nine months ended September 30, 2021 and 2020 is as follows:

	2021	2020
Balance, beginning of period	$2,410	$1,745
Provision	155	916
Recoveries	(380)	—
Foreign exchange and other	(275)	(205)

Balance, end of period	$1,910	$2,456

SOLTA MEDICAL

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(In thousands of dollars, except share and per share amounts)

(Unaudited)

4.	RELATED PARTIES

Allocated Centralized Costs

Historically, Solta has been managed and operated in the ordinary course of business with other affiliates of BHC. Accordingly, certain shared costs have been allocated to the Business and reflected as expenses in the Combined Financial Statements. See Note 2, “SIGNIFICANT ACCOUNTING POLICIES” for additional information on the allocation of functional service expenses and general corporate expenses.

The allocated functional service expenses and general corporate expenses for the nine months ended September 30, 2021 and 2020 were $27,301 and $22,360, respectively, and are included in Cost of goods sold (excluding amortization of intangible assets), Selling, general and administrative and Research and development in the Combined Statements of Income.

Net Transfers to BHC

The total effect of the settlement of related party transactions is reflected as a financing activity in the Combined Statements of Cash Flows. The components of the Net transfers to BHC for the nine months ended September 30, 2021 and 2020 are as follows:

	2021	2020
Cash pooling and general financing activities	$(105,358)	$(79,899)
Corporate allocations	27,301	22,360
Income taxes	1,881	(4,229)

Total net transfers to BHC	(76,176)	(61,768)
Share-based compensation	(3,392)	(2,475)
Other, net	(116)	194

Net transfers to BHC per Combined Statements of Cash Flows	$(79,684)	$(64,049)

5.	INVENTORIES

Inventories, net as of September 30, 2021 and December 31, 2020 consist of:

	September 30, 2021	December 31, 2020
Raw materials	$15,139	$13,100
Work in process	248	226
Finished goods	17,326	16,191

	$32,713	$29,517

SOLTA MEDICAL

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(In thousands of dollars, except share and per share amounts)

(Unaudited)

6.	INTANGIBLE ASSETS

The major components of intangible assets as of September 30, 2021 and December 31, 2020 consist of:

	September 30, 2021			December 31, 2020
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Finite-lived intangible assets:
Product brands	$87,017	$(72,620)	$14,397	$87,017	$(65,261)	$21,756
Corporate brand	16,175	(8,267)	7,908	16,175	(7,459)	8,716
Product rights/patents	65,749	(63,388)	2,361	65,749	(58,016)	7,733

Total finite-lived intangible assets	$168,941	$(144,275)	$24,666	$168,941	$(130,736)	$38,205

Long-lived assets with finite lives are tested for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. The Business continues to monitor the recoverability of its finite-lived intangible assets and tests the intangible assets for impairment if indicators of impairment are present.

Estimated amortization expense of finite-lived intangible assets for the remainder of 2021 and the five succeeding years ending December 31 and thereafter are as follows:

	Remainder of 2021	2022	2023	2024	2025	2026	Thereafter	Total
Amortization	$4,494	$10,132	$3,329	$2,309	$1,078	$1,078	$2,246	$24,666

7.	ACCRUED AND OTHER CURRENT LIABILITIES

Accrued and other current liabilities as of September 30, 2021 and December 31, 2020 consist of:

	September 30, 2021	December 31, 2020
Discounts and allowances	$9,310	$8,433
Employee costs	6,375	7,892
Warranties	2,446	2,090
Advertising and promotion	2,286	1,175
Deferred revenue	2,078	2,762
Lease liabilities	1,435	1,509
Other	5,502	5,378

	$29,432	$29,239

SOLTA MEDICAL

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(In thousands of dollars, except share and per share amounts)

(Unaudited)

Warranties

The Business offers standard one or two-year warranties for systems sold in the U.S. and warranties of one-year or less elsewhere. Estimated costs to repair or replace products under the standard warranty are recorded as a current liability at the time of sale. The following table presents the activity and ending balances of the Business’s warranty provisions for the nine months ended September 30, 2021 and 2020:

	2021	2020
Warranty liability balance, beginning of period	$2,090	$3,375
Current period provision	2,607	711
Settlements	(2,251)	(2,201)

Warranty liability balance, end of period	$2,446	$1,885

8.	SHARE-BASED COMPENSATION

The Business participates in BHC’s long-term incentive program. Accordingly, the following disclosures represent share-based compensation expense attributable to Solta based on the awards and terms previously granted under BHC’s share-based compensation plans. Share-based compensation expense attributable to Solta is derived from: (i) the specific identification of Solta employees and (ii) an allocation of charges from BHC, related to BHC employees providing corporate services to Solta. Accordingly, the amounts presented are not necessarily indicative of future awards and do not necessarily reflect the results that the Business would have experienced as an independent company for the periods presented.

Approximately 11,241,000 of BHC’s common shares were available for future grants as of September 30, 2021. BHC uses reserved and unissued common shares to satisfy its obligation under its share-based compensation plans.

The components and classification of share-based compensation expense related to stock options and RSUs directly attributable to those employees specifically identified as Solta employees for the nine months ended September 30, 2021 and 2020 were as follows:

	2021	2020
Stock options	$63	$106
RSUs	1,928	1,452

Share-based compensation expense	$1,991	$1,558

Research and development expenses	$647	$549
Selling, general and administrative expenses	1,344	1,009

Share-based compensation expense	$1,991	$1,558

In addition to share-based compensation expense attributable to employees that are specific to the Solta business, share-based compensation expense also includes $1,401 and $917 for the nine months ended September 30, 2021 and 2020 respectively, of allocated charges from BHC, based on revenues, related to BHC employees providing corporate services to Solta.

SOLTA MEDICAL

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(In thousands of dollars, except share and per share amounts)

(Unaudited)

9.	INCOME TAXES

For interim financial statement purposes, U.S. GAAP income tax expense/benefit related to ordinary income is determined by applying an estimated annual effective income tax rate against a company’s ordinary income, subject to certain limitations on the benefit of losses. Income tax expense/benefit related to items not characterized as ordinary income is recognized as a discrete item when incurred. The estimation of the Business’ income tax provision requires the use of management forecasts and other estimates, application of statutory income tax rates, and an evaluation of valuation allowances. The Business’ estimated annual effective income tax rate may be revised, if necessary, in each interim period.

Provision for income taxes for the nine months ended September 30, 2021 and 2020 was $16,155 and $10,387, respectively. The difference between the statutory tax rate and the effective tax rate was primarily attributable to jurisdictional mix of earnings.

10.	LEGAL PROCEEDINGS

From time to time, in the ordinary course of business, the Business becomes involved in various legal and administrative proceedings covering a range of matters, which include, but are not limited to, product liability, intellectual property, governmental and regulatory investigations, employment-related claims and commercial disputes. From time to time, the Business also initiates actions or files counterclaims. The Business could be subject to counterclaims or other suits in response to actions it may initiate. The Business believes that the prosecution of these actions and counterclaims is important to preserve and protect the Business, its reputation and its assets.

The Business evaluates developments in legal proceedings, potential settlements and other matters that could increase or decrease the amount of the liability accrued. As of September 30, 2021, there are no such matters which the Business believes a potential resolution or settlement is both probable and reasonably estimable. Furthermore, as of September 30, 2021, there are no legal proceedings, potential settlements and other matters that the Business believes are material to its business or combined financial statements or for which the outcome is reasonably possible of having a material adverse impact on its combined balance sheets, combined statements of income or combined statements of cash flows.

11.	SUBSEQUENT EVENTS

On November 1, 2021 the Business entered into a binding letter of intent with Pharmaceutical Innovations, Inc. (“PI”). Under the terms of the binding letter of intent, the Business expects to acquire a certain formulation used with its Thermage® products, that is currently manufactured by PI for the Business, together with related intellectual property. Under the terms of the binding letter of intent, the Business will pay an initial purchase price of $3,000 to PI upon the completion of certain closing conditions, which is expected to occur in 2022, and may be obligated to make future payments of up to $1,000 upon the achievement by PI of certain supply-related milestones, the first of which is anticipated in 2021 with the remainder in 2022. In addition, as part of the binding letter of intent, the Business has committed to purchasing approximately $3,600 of inventory from PI, of which the Business has prepaid approximately $1,800 in November 2021 and the remaining amount will be purchased during 2022.

The Business has evaluated for subsequent events through November 19, 2021, the date the unaudited Combined Financial Statements were available to be issued, and determined that there have been no other events that have occurred that would require recognition or adjustment to the Business’ disclosures.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Bausch Health Companies Inc.

Opinion on the Financial Statements

We have audited the accompanying combined balance sheets of Solta Medical (a Business of Bausch Health Companies Inc.) (the “Company”) as of December 31, 2020 and December 31, 2019, and the related combined statements of income, of comprehensive income, of equity and of cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “combined financial statements”). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s combined financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these combined financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Florham Park, NJ

September 3, 2021

We have served as the Company’s auditor since 2021.

SOLTA MEDICAL

COMBINED BALANCE SHEETS

(in thousands)

	December 31,
	2020	2019
Assets
Current assets:
Cash	$1,000	$—
Trade receivables, net (Note 3)	24,062	26,204
Inventories, net	29,517	28,656
Prepaid expenses and other current assets	5,964	5,407

Total current assets	60,543	60,267
Property, plant and equipment, net	8,259	6,968
Intangible assets, net	38,205	56,882
Goodwill	94,151	94,151
Deferred tax assets, net	16,954	17,553
Other non-current assets	13,703	11,105

Total assets	$231,815	$246,926

Liabilities
Current liabilities:
Accounts payable	$7,793	$14,759
Accrued and other current liabilities	29,239	23,821

Total current liabilities	37,032	38,580
Other non-current liabilities	11,549	10,069

Total liabilities	48,581	48,649

Commitments and contingencies (Note 15)
Equity
BHC investment	185,360	201,792
Accumulated other comprehensive loss	(2,126)	(3,515)

Net BHC investment	183,234	198,277

Total equity	183,234	198,277

Total liabilities and equity	$231,815	$246,926

The accompanying notes are an integral part of these combined financial statements.

SOLTA MEDICAL

COMBINED STATEMENTS OF INCOME

(in thousands)

	Years Ended December 31,
	2020	2019	2018
Revenues	$252,646	$193,893	$135,204

Expenses
Cost of goods sold (excluding amortization of intangible assets) (Note 3)	62,876	52,329	40,830
Selling, general and administrative (Note 3)	62,663	58,482	50,247
Research and development (Note 3)	15,400	12,743	10,579
Amortization of intangible assets	18,677	18,677	18,677
Asset impairments	—	3,641	—
Other expense (income), net	30	794	(595)

	159,646	146,666	119,738

Operating income	93,000	47,227	15,466
Foreign exchange and other	590	(501)	(619)

Income before income taxes	93,590	46,726	14,847
Income taxes	17,536	5,827	1,167

Net income	$76,054	$40,899	$13,680

The accompanying notes are an integral part of these combined financial statements.

SOLTA MEDICAL

COMBINED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands)

	Years Ended December 31,
	2020	2019	2018
Net income	$76,054	$40,899	$13,680

Other comprehensive income (loss)
Foreign currency translation adjustment	1,389	920	(858)

Other comprehensive income (loss)	1,389	920	(858)

Comprehensive income	$77,443	$41,819	$12,822

The accompanying notes are an integral part of these combined financial statements.

SOLTA MEDICAL

COMBINED STATEMENTS OF EQUITY

(in thousands)

	BHC Investment	Accumulated Other Comprehensive Loss	Net BHC Investment
Balance, January 1, 2018	$224,676	$(3,577)	$221,099
Effect of application of new accounting standard: Income taxes	17,713		17,713
Net decrease in BHC investment	(31,808)	—	(31,808)
Net income	13,680	—	13,680
Other comprehensive loss	—	(858)	(858)

Balance, December 31, 2018	224,261	(4,435)	219,826
Net decrease in BHC investment	(63,368)	—	(63,368)
Net income	40,899	—	40,899
Other comprehensive income	—	920	920

Balance, December 31, 2019	201,792	(3,515)	198,277
Net decrease in BHC investment	(92,486)	—	(92,486)
Net income	76,054	—	76,054
Other comprehensive income	—	1,389	1,389

Balance, December 31, 2020	$185,360	$(2,126)	$183,234

The accompanying notes are an integral part of these combined financial statements.

SOLTA MEDICAL

COMBINED STATEMENTS OF CASH FLOWS

(in thousands)

	Years Ended December 31,
	2020	2019	2018
Cash Flows From Operating Activities
Net income	$76,054	$40,899	$13,680
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of intangible assets	20,493	20,243	20,983
Asset impairments	—	3,641	—
Acquisition-related contingent consideration	—	(139)	(682)
Allowances for losses on trade receivables and inventories	1,015	394	1,606
Deferred income taxes	599	1,344	(677)
Share-based compensation	3,456	2,462	1,690
Foreign exchange (gain) loss	(729)	74	707
Other	328	741	1,253
Changes in operating assets and liabilities:
Trade receivables	2,069	(1,583)	(7,815)
Inventories	296	(10,678)	3,108
Prepaid expenses and other current assets	(500)	(2,652)	369
Accounts payable, accrued and other liabilities	(2,371)	13,848	1,663

Net cash provided by operating activities	100,710	68,594	35,885

Cash Flows From Investing Activities
Purchases of property, plant and equipment	(4,551)	(2,385)	(1,680)

Net cash used in investing activities	(4,551)	(2,385)	(1,680)

Cash Flows From Financing Activities
Payments of acquisition-related contingent consideration	—	(305)	—
Net transfers to BHC	(95,213)	(65,904)	(34,205)

Net cash used in financing activities	(95,213)	(66,209)	(34,205)

Effect of exchange rate changes on cash	54	—	—

Net increase in cash	1,000	—	—
Cash, beginning of year	—	—	—

Cash, end of year	$1,000	$—	$—

Supplemental cash flow information:
Interest paid	$—	$—	$—

Income taxes paid	$—	$—	$—

The accompanying notes are an integral part of these combined financial statements.

SOLTA MEDICAL

NOTES TO COMBINED FINANCIAL STATEMENTS

(In thousands of dollars, except share and per share amounts)

1.	DESCRIPTION OF BUSINESS

Solta Medical (a business of Bausch Health Companies Inc.) (“Solta” or the “Business”) is a leading global aesthetic medical device company focused on the development, manufacture and sale of innovative technologies that provide aesthetic and therapeutic benefits. The Solta portfolio of clinically proven energy-based aesthetic medical devices addresses a range of fast-growing treatment categories, including skin tightening, skin resurfacing, and body contouring, and the majority of our revenue from these technologies is derived from non- and minimally-invasive procedures. The Solta portfolio includes the brands Thermage®, Clear + Brilliant®, Fraxel® and VASER®, which collectively make up a comprehensive platform that addresses a range of aesthetic skin and body issues including skin tightening, skin resurfacing, and body contouring. The Business’s global customer base primarily includes dermatologists, plastic surgeons, aesthetic physicians and medical spa practitioners.

The Business was acquired in 2014 and remains wholly owned by Bausch Health Companies Inc. (“BHC” or “Parent”). On August 3, 2021, BHC announced its intentions to conduct an initial public offering (“IPO”) of its global aesthetic medical device business (the “Solta IPO”).

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Solta has historically operated as part of BHC; therefore, standalone financial statements have not historically been prepared. The accompanying Combined Financial Statements have been prepared from BHC’s historical accounting records and using BHC historical accounting policies and are presented on a standalone basis as if the Business’s operations had been conducted independently from BHC. These Combined Financial Statements have been prepared by the Business in United States (“U.S.”) dollars and in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”), applied on a consistent basis. The Combined Financial Statements of the Business include assets and liabilities that have been determined to be specifically identifiable or otherwise attributable to the Business.

As the Business has historically operated as part of BHC, the Business relied on BHC’s corporate and other support functions. Therefore, certain corporate and shared costs have been allocated to the Business, including:

•

expenses related to BHC support functions that are provided on a centralized basis within BHC, including expenses for executive oversight, treasury, accounting, audit, legal, human resources, shared services, compliance, procurement, information technology and other corporate functions and services. The expenses associated with these services generally include all payroll and benefit costs, as well as overhead costs related to the support functions. These expenses have been allocated to the Business based on a specific identification basis or, when specific identification is not practicable, a proportional cost allocation method. Allocations are based on direct usage where identifiable as well as a number of other utilization measures including headcount and relative revenues.

•

certain share-based compensation expenses related to BHC’s long-term incentive program for BHC employees who are providing corporate services to the Business. These expenses have been allocated to the Business based on a specific identification basis or, when specific identification is not practicable, a proportional cost allocation method. Allocations are based on relative revenues.

•

certain expenses associated with corporate insurance coverage and medical, pension, postretirement and other health plan costs for employees participating in BHC sponsored plans. These expenses have been allocated to the Business based on a proportional cost allocation method. Allocations are based on direct usage where identifiable as well a number of other utilization measures including headcount, proportionate usage and relative revenues. These expenses were not material for the periods presented.

•

certain income and expenses associated with derivative instruments, including foreign currency contracts, were entered into by BHC to economically hedge foreign currency exposures. These expenses were not material in the periods presented in the financial statements.

In the opinion of management of BHC and the Business, the expense and cost allocations have been determined on a basis considered to be a reasonable reflection of the utilization of services provided or the benefit received by the Business during the periods presented, though the allocations may not be indicative of the actual costs that would have been incurred had the Business operated as a standalone public company. Actual costs that may have been incurred if the Business had been a standalone company would depend on a number of factors, including the chosen organizational structure, whether functions were outsourced or performed by the Business’s employees, and strategic decisions made in areas such as research and development, information technology and infrastructure. The amounts that would have been, or will be incurred, on a standalone basis could also differ from the amounts allocated due to economies of scale, difference in management judgment, a requirement for more or fewer employees or other factors. Management does not believe, however, that it is practicable to estimate what these expenses would have been had the Business operated as an independent entity, including any expenses associated with obtaining any of these services from unaffiliated entities. In addition, the future results of operations, financial position and cash flows could differ materially from the historical results presented herein.

The Business’s Combined Statements of Income include all revenues and expenses directly attributable to Solta, including costs for facilities, functions and services used by Solta. All charges and allocations for facilities, functions and services performed by BHC have been deemed to be settled in cash by Solta to BHC in the period in which the cost was recorded in the Combined Statements of Income. Current and deferred income taxes in the combined financial statements have been calculated on a separate return basis. However, because the Business filed as part of BHC’s tax group in certain jurisdictions, the Business’s actual tax balances may differ from those reported. The Business’s portion of its domestic and certain income taxes for jurisdictions outside the U.S. are deemed to have been settled in the period the related tax expense was recorded.

BHC utilizes a centralized approach to cash management and the financing of its operations. Cash generated by the Business is routinely transferred into accounts managed by BHC’s centralized treasury function and cash disbursements for the Business’s operations are funded as needed by BHC. Cash of the Business are reflected in the Business’s Combined Balance Sheets, all other cash and transfers between BHC and the Business are generally held centrally through accounts controlled and maintained by BHC and are not specifically identifiable to the Business. Accordingly, such balances have been accounted for through BHC investment. Transactions between BHC and Solta are deemed to have been settled immediately through BHC’s net investment, other than those transactions which have historically been cash-settled and which are reflected in the Combined Balance Sheets within Trade receivables, net. The net effect of the deemed settled transactions is reflected in the Combined Statements of Cash Flows as Net transfers to BHC within financing activities and in the Combined Balance Sheets as BHC investment. See “BHC investment” discussed in this Note 2 and Note 3, “RELATED PARTIES” for additional details.

BHC’s third-party debt and related interest expense have not been attributed to the Business because the borrowings are not specifically identifiable to the Business.

All intercompany accounts and transactions within the Business have been eliminated in the preparation of the Combined Financial Statements. In all periods presented, the Business provided net cash flows to BHC.

Impacts of COVID-19 Pandemic

The unprecedented nature of the COVID-19 pandemic has adversely impacted the global economy. The COVID-19 pandemic and the reactions of governments, private sector participants and the public in an effort to contain the spread of the COVID-19 virus and/or address its impacts had significant direct and indirect effects on businesses and commerce. This includes, but is not limited to, disruption to supply chains, employee base and transactional activity, facilities closures and production suspensions.

The extent to which these events may continue to impact the Business’s operations, financial condition, cash flows and results of operations, in particular, will depend on future developments which are highly uncertain and many of which are outside the Business’s control. Such developments include the availability and effectiveness of vaccines for the COVID-19 virus, COVID-19 vaccine immunization rates, the ultimate geographic spread and duration of the pandemic, the extent and duration of a resurgence of the COVID-19 virus and variant strains such as the delta variant, new information concerning the severity of the COVID-19 virus, the effectiveness and intensity of measures to contain the COVID-19 virus and the economic impact of the pandemic and the reactions to it. Such developments, among others, depending on their nature, duration and intensity, could have a significant adverse effect on Solta’s business, financial condition, cash flows and results of operations.

In response to the COVID-19 pandemic, the Business has taken actions to protect its employees, customers and other stakeholders and mitigate the negative impact of the COVID-19 pandemic on its operations and operating results. These and additional actions can increase the costs of doing business during the pandemic and in the periods that follow. Further, social restrictions and other precautionary measures taken by many dermatologists, plastic surgeons, aesthetic physicians and medical spa practitioners and their customers in response to the pandemic are expected to impact the timing and amount of revenues during the COVID-19 pandemic.

To date, the Business has been able to continue its operations with limited disruptions in supply and manufacturing. Although, it is difficult to predict the broad macroeconomic effects that the COVID-19 pandemic will have on industries or individual companies, the Business has assessed the possible effects and outcomes of the pandemic on, among other things, its supply chain, customers and distributors, discounts and rebates, employee base, product sustainability, research and development efforts, product pipeline and consumer demand.

Use of Estimates

In preparing the Business’s Combined Financial Statements, management is required to make estimates and assumptions. This includes estimates and assumptions regarding the nature, timing and extent of the impacts that the COVID-19 pandemic will have on its operations and cash flows. The estimates and assumptions used by the Business affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant estimates made by management include: provisions for discounts and allowances; useful lives of finite-lived intangible assets and property, plant and equipment; expected future cash flows used in evaluating intangible assets for impairment, and making going concern assessments; reporting unit fair value for testing goodwill for impairment; provisions for loss contingencies; provisions for income taxes, uncertain tax positions and realizability of deferred tax assets.

All allocations and estimates in these Combined Financial Statements are based on assumptions that management believes are reasonable. On an ongoing basis, management reviews its allocations and estimates to ensure that these allocations and estimates appropriately reflect changes in the Business and new information as it becomes available. However, the Combined Financial Statements included herein may not be indicative of the financial position, results of operations and cash flows of the Business in the future, or if the Business had been a separate, standalone entity during the years presented. If historical experience and other factors used by management to make these estimates do not reasonably reflect future activity, the Business’s Combined Financial Statements could be materially impacted.

Segment Reporting

Operating segments are defined as components of an entity where discrete financial information is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The Business’s CODM reviews financial information presented on a consolidated basis for the purposes of making operating decisions, allocating resources and evaluating financial performance. As such, the Business has determined it operates in one operating and reportable segment, which encompasses the development, manufacturing and marketing of aesthetic medical devices.

Fair Value of Financial Instruments

The estimated fair values of cash, trade receivables, accounts payable and accrued liabilities approximate their carrying values due to their short maturity periods.

Cash

Cash consist of cash in bank accounts that is legally owned by the Business. These balances are not participating in BHC’s cash pooling system.

Concentrations of Credit Risk

Concentration of credit risk with respect to trade accounts receivable is considered to be limited due to the diversity of the Business’s customer base and geographic sales areas. The Business performs ongoing credit evaluations of its customers and maintains reserves for potential accounts receivable write-offs.

Allowance for Credit Losses

An allowance is maintained for potential credit losses. The Business estimates the current expected credit loss on its receivables based on various factors, including historical credit loss experience, customer creditworthiness, value of collaterals (if any), and any relevant current and reasonably supportable future economic factors. Additionally, the Business generally estimates the expected credit loss on a pool basis when customers are deemed to have similar risk characteristics. Over the three-year period ended December 31, 2020, the Business has not experienced any material losses from uncollectible accounts in excess of the established reserves. Trade receivable balances are written off against the allowance when it is deemed probable that the trade receivable will not be collected. Trade receivables, net are stated net of certain sales provisions and the allowance for credit losses.

The activity in the allowance for credit losses for trade receivables for the years 2020, 2019 and 2018 is as follows:

	2020	2019	2018
Balance, beginning of period	$1,745	$1,764	$1,042
Provision	823	(74)	509
Foreign exchange and other	(158)	55	213

Balance, end of period	$2,410	$1,745	$1,764

Inventories

Inventories comprise raw materials, work in process and finished goods, which are valued at the lower of cost or net realizable value, on a first-in, first-out basis. The cost value for work in process and finished goods inventories includes materials, direct labor and an allocation of overheads.

The Business evaluates the carrying value of inventories on a regular basis, taking into account such factors as historical and anticipated future sales compared with quantities on hand, the price the Business expects to obtain for products in their respective markets compared with historical cost.

Property, Plant and Equipment

Property, plant and equipment are reported at cost, less accumulated depreciation. Costs incurred on assets under construction are capitalized as construction in progress. Depreciation is calculated using the straight-line method, commencing when the assets become available for productive use, based on the following estimated useful lives:

Buildings and improvements	Up to 40 years
Machinery and equipment	Up to 20 years
Other equipment	3 - 10 years
Leasehold improvements	Lesser of term of lease or 10 years

Intangible Assets

Intangible assets are reported at cost, less accumulated amortization. Intangible assets with finite lives are amortized over their estimated useful lives. Amortization is calculated primarily using the straight-line method based on the following estimated useful lives:

Product brands	8 - 9 years
Corporate brand	15 years
Product rights	7 - 8 years

Acquired In-Process Research and Development

In-process research and development (“IPR&D”) acquired through a business combination is capitalized as an indefinite-lived intangible asset until the completion or abandonment of the related research and development activities.

Impairment of Long-Lived Assets

Long-lived assets with finite lives are tested for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If indicators of impairment are present, the asset group is tested for recoverability by comparing the carrying value of the asset group to the related estimated undiscounted future cash flows expected to be derived from the asset group. If the expected undiscounted cash flows are less than the carrying value of the asset, then the asset is considered to be impaired and its carrying value is written down to fair value, based on the related estimated discounted future cash flows.

Goodwill

Goodwill is recorded with the acquisition of a business and is calculated as the difference between the acquisition date fair value of the consideration transferred and the values assigned to the assets acquired and liabilities assumed. Goodwill is not amortized but is tested for impairment at least annually as of October 1st at the reporting unit level. Effective January 1, 2018, the Business elected to early adopt guidance issued by the Financial Accounting Standards Board (“FASB”) which simplified the subsequent measurement of goodwill by eliminating “Step 2” from the goodwill impairment test. Under this guidance, goodwill impairment is measured as the amount by which a reporting unit’s carrying value exceeds its fair value. A reporting unit is the same as, or one level below, an operating segment. An entity is permitted to first assess qualitatively whether it is necessary to perform a quantitative impairment test for any of its reporting units. The quantitative impairment test is required only when the Business concludes that it is more likely than not that a reporting unit’s fair value is less than its carrying amount. In evaluating whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the Business considers the totality of all relevant events or circumstances that affect the fair value or carrying amount of a reporting unit.

An interim goodwill impairment test in advance of the annual impairment assessment may be required if events occur that indicate an impairment might be present. For example, changes in reportable segments, unexpected adverse business conditions, economic factors and unanticipated competitive activities may signal that an interim impairment test is needed.

Foreign Currency Translation

The assets and liabilities of the Business’s foreign operations having a functional currency other than the U.S. dollar are translated into U.S. dollars at the exchange rate prevailing at the balance sheet date, and at the average exchange rate for the reporting period for revenue and expense accounts. The cumulative foreign currency translation adjustment is recorded as a component of accumulated other comprehensive loss in equity.

Foreign currency exchange gains and losses on transactions occurring in a currency other than an operation’s functional currency are recognized as a component of Foreign exchange and other in the Combined Statements of Income.

Revenue Recognition

In May 2014, the FASB issued guidance on recognizing revenue from contracts with customers. The core principle of the revenue model is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In applying the revenue model to contracts within its scope, an entity will: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. In addition to these provisions, the new standard provides implementation guidance on several other topics, including the accounting for certain revenue-related costs, as well as enhanced disclosure requirements. The Business adopted this guidance effective January 1, 2018 using the modified retrospective approach. Based upon review of customer contracts, the Business concluded the implementation of the new guidance did not have a material quantitative impact on its 2018 Combined Financial Statements as the timing of revenue recognition did not significantly change. The new guidance did however result in additional disclosures as to the nature, amounts, and concentrations of revenue. The development and application of the critical accounting policies associated with the current revenue recognition guidance, including the policies associated with each of our product sales provisions and the table showing the activity and ending balances for our sales provisions, are discussed in more detail below.

Product Sales

A contract with the Business’s customers exists for each product sale. Each contract contains a single performance obligation. The transaction price is adjusted for variable consideration as discussed below. Revenues from sales of systems and sales of treatment tips and other consumables are recognized at a point in time when control transfers to the customer under the contracted delivery terms which vary by customer and geography. Generally, the Business utilizes a common carrier for shipments in the U.S. and control transfers to the customer upon shipment. In China, sales are done through a distributor who takes control and ownership of the goods upon delivery. The Business offers standard one or two-year warranties for systems sold in the U.S. and warranties of one-year or less elsewhere. Estimated costs to repair or replace products under the standard warranty are recorded as a current liability at the time of sale. See Note 8 – “Accrued and Other Current Liabilities” for further details.

Other Revenues

Other revenue primarily consists of: (i) services for extended warranty contracts and (ii) fees for services and repairs not covered by a warranty contract. Amounts for extended warranty contracts are recorded as deferred revenue and are recognized on a straight-line basis over the extended warranty contract period, which reflects the pattern of service provided. Revenue from services and repairs not covered by warranty contracts is recognized at a point in time when the service or repair is delivered or performed.

Disaggregated Revenue

The Business operates in one business segment, which encompasses developing, manufacturing and marketing of energy-based aesthetic medical devices. Management uses one measurement of profitability and does not segregate its business for internal reporting.

The following table summarizes revenue by category:

	2020	2019	2018
Systems	$78,267	$61,121	$43,359
Tips and other consumables	168,274	126,880	85,922

Revenue from product sales	246,541	188,001	129,281
Other revenue	6,105	5,892	5,923

Total revenue	$252,646	$193,893	$135,204

Thermage® franchise revenues represented approximately 84%, 74% and 63% of total revenues for the years 2020, 2019 and 2018 respectively.

Revenues are attributed to a geographic region based on the location of the customer. The following table summarizes revenue by geographic region:

	2020	2019	2018
Asia Pacific	$171,082	$115,739	$69,790
North America	57,746	62,536	52,884
Europe/Middle East	22,186	13,299	10,342
Other	1,632	2,319	2,188

Total revenue	$252,646	$193,893	$135,204

Included in Asia Pacific in the table above are revenues attributed to China of $61,049, $23,278 and $10,549, which includes sales to a distributor of $60,083, $22,297 and $10,159 for the years 2020, 2019 and 2018, respectively. Included in North America in the table above are revenues attributed to the U.S. of $50,186, $56,361 and $47,885 for the years 2020, 2019 and 2018, respectively. No other country or customer accounted for 10% of the Business’s revenues for any of the periods presented.

Product Sales Provisions

The transaction price for product sales is typically adjusted for variable consideration, which may be in the form of distributor discounts, returns, and rebates. Provisions for variable consideration are established to reflect the Business’s best estimates of the amount of consideration to which it is entitled based on the terms of the contract. The amount of variable consideration included in the transaction price may be constrained, and is included in the net sales price only to the extent that it is probable that a significant reversal in the amount of the cumulative revenue recognized will not occur in the future period.

Provisions for these deductions are recorded concurrently with the recognition of gross product sales revenue. Returns provision balances are included in Accrued and other current liabilities. Discounts and rebates are included in Trade receivables, net, and Accrued and other current liabilities.

The following table presents the activity and ending balances of the Business’s variable consideration provisions for the years 2020, 2019 and 2018:

	Discounts	Returns	Rebates	Total
Reserve balance, January 1, 2018	$363	$498	$4	$865
Current period provision	3,791	1,440	106	5,337
Payments and credits	(2,394)	(1,351)	86	(3,659)

Reserve balance, December 31, 2018	1,760	587	196	2,543
Current period provision	6,865	2,089	483	9,437
Payments and credits	(3,930)	(1,863)	(331)	(6,124)

Reserve balance, December 31, 2019	4,695	813	348	5,856
Current period provision	9,636	2,106	195	11,937
Payments and credits	(5,883)	(2,188)	(366)	(8,437)

Reserve balance, December 31, 2020	$8,448	$731	$177	$9,356

The Business continually monitors its variable consideration provisions and evaluates the estimates used as additional information becomes available. Adjustments will be made to these provisions periodically to reflect new facts and circumstances that may indicate that historical experience may not be indicative of current and/or future results. The Business is required to make subjective judgments based primarily on its evaluation of current market conditions and trade inventory levels related to the Business products. These judgments include the potential impact of the COVID-19 pandemic on customer behaviors. This evaluation may result in an increase or decrease in the experience rate that is applied to current and future sales, or require an adjustment related to past sales, or both. If the trend in actual amounts of variable consideration varies from the Business’s prior estimates, the Business adjusts these estimates when such trend is believed to be sustainable. At that time, the Business would record the necessary adjustments which would affect net product revenue and earnings reported in the current period. During the periods presented, no material adjustments were provided.

Contract Assets and Contract Liabilities

There are no contract assets for any period presented. Contract liabilities represent the remaining performance obligation of extended warranty contracts. Amounts for extended warranty contracts are recorded as deferred revenue and are recognized as revenues on a straight-line basis over the extended warranty contract period, which reflects the pattern of service provided. The current portion of deferred revenue is included in Accrued and other current liabilities in the Combined Balance Sheets and was $2,762, $2,343 and $2,444 as of December 31, 2020, 2019 and 2018, respectively. The non-current portion of deferred revenue is not material.

Sales Commissions

Sales commissions are attributed to periods shorter than one year and therefore are expensed when incurred. Sales commissions are included in selling, general and administrative expenses.

Financing Component

The Business has elected not to adjust consideration for the effects of a significant financing component when the period between the transfer of a promised good or service to the customer and when the customer pays for that good or service will be one year or less. The Business’s global payment terms are generally between thirty to ninety days.

Leases

The Business leases certain facilities and vehicles principally under multi-year agreements generally having a lease term of one to twenty years, some of which include termination options and options to extend the lease term from one to five years or on a month-to-month basis. The Business includes options that are reasonably certain to be exercised as part of the lease term. The Business may negotiate termination clauses in anticipation of changes in market conditions but generally, these termination options are not exercised. Certain lease agreements also include variable payments that are dependent on usage or may vary month-to-month such as insurance, taxes and maintenance costs. None of the Business’s lease agreements contain material residual value guarantees or material restrictive covenants.

Effective January 1, 2019, the Business adopted a new standard revising the accounting for leases, using the modified retrospective approach. Upon adoption, the Business elected the available practical expedients, including: (i) the package of practical expedients as defined in the accounting guidance, which among other things, allowed the carry forward of historical lease classifications, (ii) the election to use hindsight in determining the lease terms for all leases, (iii) the transition method, which does not require the restatement of prior periods, (iv) the election to aggregate lease components with non-lease components and account for these payments as a single lease component and (v) the short-term lease exemption, which does not require recognition on the balance sheet for leases with an initial term of 12 months or less. The Business has updated its systems, processes and controls to track, record and account for its lease portfolio, including implementation of a third-party software tool to assist in complying with the new standard. Upon adoption of the new standard, the Business recognized a right-of-use asset of $5,992 and a corresponding lease liability of $6,805. The adoption of the standard did not have a material impact on the Combined Statements of Income, Comprehensive Income, Equity and Cash Flows for any of the periods presented. See Note 10, “LEASES” for additional details and application of this standard.

The Business is required to record a right-of-use asset and corresponding lease liability, equal to the present value of the lease payments at the commencement date of each lease. For all asset classes, in determining future lease payments, the Business has elected to aggregate lease components, such as payments for rent, taxes and insurance costs with non-lease components such as maintenance costs, and account for these payments as a single lease component. In limited circumstances, when the information necessary to determine the rate implicit in a lease is available, the present value of the lease payments is determined using the rate implicit in that lease. If the information necessary to determine the rate implicit in a lease is not available, the Business uses its incremental borrowing rate at the commencement of the lease, which represents the rate of interest that the Business would incur to borrow on a collateralized basis over a similar term.

All leases must be classified as either an operating lease or finance lease. The classification is determined based on whether substantive control has been transferred to the lessee. The classification governs the pattern of lease expense recognition. For leases classified as operating leases, total lease expense over the term of the lease is equal to the undiscounted payments due in accordance with the lease arrangement. Fixed lease expense is recognized periodically on a straight-line basis over the term of each lease and includes: (i) imputed interest during the period on the lease liability determined using the effective interest rate method plus (ii) amortization of the right-of-use asset for that period. Amortization of the right-of-use asset during the period is calculated as the difference between the straight-line expense and the imputed interest on the lease liability for that period. Variable lease expense is recognized when the achievement of the specific target is considered probable.

Research and Development Expenses

Costs related to internal research and development programs are expensed as goods are delivered or services are performed.

Legal Costs

Legal fees and other costs related to litigation and other legal proceedings or services are expensed as incurred and are included in Selling, general and administrative expenses.

Advertising Costs

Advertising costs comprise print media, promotional materials and television advertising and are expensed on the first use of the advertisement. Included in Selling, general and administrative expenses are advertising costs of $8,119, $8,054 and $6,777, for the years 2020, 2019 and 2018, respectively.

Share-Based Compensation

The Business participates in BHC’s long-term incentive program. The share-based awards granted under this long-term incentive program consist of time-based stock options, time-based restricted share units (“RSUs”) and performance-based RSUs. BHC’s performance-based RSUs are comprised of: (i) awards that vest upon achievement of certain share price appreciation conditions that are based on BHC total shareholder return (“TSR”) and (ii) awards that vest upon attainment of certain performance targets that are based on BHC’s return on tangible capital (“ROTC”). Stock-based compensation expense reflected in the accompanying Combined Financial Statements relates to stock plan awards of BHC awarded to Solta employees and not stock awards of Solta as Solta does not grant stock awards. Accordingly, the amounts presented are not necessarily indicative of future awards and do not necessarily reflect the results that Solta would have experienced as an independent company for the periods presented.

The Business recognizes all share-based payments to employees of the Business, including grants of employee stock options and RSUs, at estimated fair value. Such amounts are subject to change or true-up once the employees remaining with the Business are finalized. The Business amortizes the fair value of stock option or RSU grants on a straight-line basis over the requisite service period of the individual stock option or RSU grant, which generally equals the vesting period. Stock option and RSU forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Share-based compensation is recorded in Research and development expenses and Selling, general and administrative expenses, as appropriate.

Acquisition-Related Contingent Consideration

Acquisition-related contingent consideration, which primarily consists of potential milestone payments and royalty obligations, is recorded in the Combined Balance Sheets at its acquisition date estimated fair value, in accordance with the acquisition method of accounting. The fair value of the acquisition-related contingent consideration is remeasured each reporting period, with changes in fair value recorded in the Combined Statements of Income. The fair value measurement is based on significant inputs not observable in the market and thus represents a Level 3 measurement as defined in fair value measurement accounting.

Income Taxes

Income tax expense and deferred tax balances in the Combined Financial Statements have been calculated on a separate tax return basis. The Business’s operations are included in the tax returns of certain respective BHC entities of which the Business is a part. In the future, as a standalone entity, the Business will file tax returns on its own behalf, and its deferred taxes and effective income tax rate may differ from those in the historical periods.

Income taxes are accounted for under the liability method. Deferred tax assets and liabilities are recognized for the temporary differences between the financial statement and income tax bases of assets and liabilities, and for operating losses and tax credit carryforwards. A valuation allowance is provided for the portion of deferred tax assets that is more likely than not to remain unrealized. Deferred tax assets and liabilities are measured using enacted tax rates and laws. Deferred tax assets for outside basis differences in investments in subsidiaries are only recognized if the difference will be realized in the foreseeable future.

In October 2016, the FASB issued guidance requiring an entity to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs, rather than when the asset has been sold to an outside party. This guidance was effective for the Business January 1, 2018 and was applied using a modified retrospective approach through a cumulative-effect adjustment to accumulated deficit and deferred income taxes as of the effective date. The Business recorded a net cumulative-effect adjustment of $17,713 to increase deferred income tax assets and decrease the opening balance of BHC investment for the income tax consequences deferred from past intra-entity transfers involving assets other than inventory.

The tax benefit from an uncertain tax position is recognized only if it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority, based on the technical merits of the position. The tax benefits recognized from such positions are measured based on the amount for which there is a greater than 50% likelihood of being realized upon settlement. Liabilities associated with uncertain tax positions are classified as long-term unless expected to be paid within one year. Interest and penalties related to uncertain tax positions, if any, are recorded in the income taxes and classified with the related liability on the Combined Balance Sheets. Income taxes payable are accounted for within BHC investment on the Combined Balance Sheets.

Comprehensive Income

Comprehensive income comprises Net income and Other comprehensive income (loss). Other comprehensive income (loss) consists of foreign currency translation adjustments. Accumulated other comprehensive loss consists of foreign currency translation adjustments and is recorded as a component of equity.

Income taxes are not provided for foreign currency translation adjustments arising on the translation of the Business’s operations having a functional currency other than the U.S. dollar, except to the extent of translation adjustments related to the Business’s retained earnings for foreign jurisdictions in which the Business is not considered to be permanently reinvested.

Contingencies

In the normal course of business, the Business is subject to loss contingencies, such as claims and assessments arising from litigation and other legal proceedings, contractual indemnities, product and environmental liabilities, and tax matters. Accruals for loss contingencies are recorded when the Business determines that it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. If the estimate of the amount of the loss is a range and some amount within the range appears to be a better estimate than any other amount within the range, that amount is accrued as a liability. If no amount within the range is a better estimate than any other amount, the minimum amount of the range is accrued as a liability. These accruals are adjusted periodically as assessments change or additional information becomes available.

If no accrual is made for a loss contingency because the amount of loss cannot be reasonably estimated, the Business will disclose contingent liabilities when there is at least a reasonable possibility that a loss or an additional loss may have been incurred.

Employee Benefit Plans

BHC offers certain of its defined benefit plans, a participatory defined benefit postretirement medical and life insurance plans and defined contribution plan to be shared amongst its businesses, including Solta, and the participation of its employees and retirees in these plans is reflected as though Solta participated in a multiemployer plan with BHC. A proportionate share of the cost associated with the multiemployer plan is reflected in the Combined Financial Statements, while any assets and liabilities associated with the multiemployer plan are retained by BHC and recorded on BHC’s balance sheet.

BHC Investment

BHC’s cumulative interest in the assets and liabilities of the Business, inclusive of operating results, is presented as BHC investment on the Combined Balance Sheets. The Combined Statements of Equity include net cash transfers and other transfers between BHC and the Business as well as related party receivables and payables between the Business and other BHC affiliates that were settled on a current basis. BHC performs cash management and other treasury-related functions on a centralized basis for certain of its legal entities and, therefore, substantially all of the net cash generated by the Business is transferred to BHC through the intercompany accounts.

Adoption of New Accounting Standards

In June 2016, the FASB issued guidance on the impairment of financial instruments requiring an impairment model based on expected losses rather than incurred losses. Under this guidance, an entity recognizes as an allowance its estimate of expected credit losses. The guidance was effective for the Business beginning January 1, 2020 and did not have a material effect on BHC’s investment in the Business or on the Business’s results of operations and cash flows.

In August 2018, the FASB issued guidance modifying the disclosure requirements for fair value measurement. The guidance was effective for the Business beginning January 1, 2020. The application of this guidance did not have a material effect on the Business’s disclosures.

In March 2020, the FASB issued guidance providing optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships, and other transactions that reference LIBOR or a reference rate that is expected to be discontinued as a result of reference rate reform. Optional expedients are provided for contract modification accounting within the areas of receivables, debt, leases, derivatives and hedging. The optional amendments are effective for all entities as of March 12, 2020, through December 31, 2022. During 2020, the Business has not entered into any contract modifications in which the optional expedients were applied. However, if prior to December 31, 2022 the Business enters into a contract modification in which the optional expedients are applied, the Business will evaluate the impact of adoption of this guidance on its financial position, results of operations and cash flows.

In August 2018, the FASB issued guidance modifying the disclosure requirements for employers that sponsor defined benefit pension or other postretirement plans. The guidance was effective for annual periods ending after December 15, 2020. The application of this guidance did not have a material effect on the Business’s disclosures.

Recently Issued Accounting Standards, Not Adopted as of December 31, 2020

In December 2019, the FASB issued guidance that simplifies the accounting for income taxes by eliminating certain exceptions to the guidance related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. The new guidance also simplifies aspects of the accounting for franchise taxes and enacted changes in tax laws or rates and clarifies the accounting for transactions that result in a step-up in the tax basis of goodwill. The guidance is effective for annual periods beginning after December 15, 2020. The application of this guidance is not expected to have a material effect on the Business’s financial position, results of operations and cash flows.

3.	RELATED PARTIES

Allocated Centralized Costs

Historically, Solta has been managed and operated in the ordinary course of business with other affiliates of BHC. Accordingly, certain shared costs have been allocated to the Business and reflected as expenses in the Combined Financial Statements. See Note 2, “SIGNIFICANT ACCOUNTING POLICIES” for additional information on the allocation of functional service expenses and general corporate expenses.

The allocated functional service expenses and general corporate expenses for the years 2020, 2019 and 2018 were $32,256, $25,159 and $18,812, respectively, and are included in Cost of goods sold (excluding amortization of intangible assets), Research and development and Selling, general and administrative in the Combined Statements of Income.

Net Transfers to BHC

The total effect of the settlement of related party transactions is reflected as a financing activity in the Combined Statements of Cash Flows. The components of the Net transfers to BHC for the years 2020, 2019 and 2018 are as follows:

	2020	2019	2018
Cash pooling and general financing activities	$(112,949)	$(82,880)	$(47,296)
Corporate allocations	32,256	25,159	18,812
Income taxes	(11,793)	(5,647)	(3,324)

Total net transfers to BHC	(92,486)	(63,368)	(31,808)
Share-based compensation	(3,456)	(2,462)	(1,690)
Other, net	729	(74)	(707)

Net transfers to BHC per Combined Statements of Cash Flows	$(95,213)	$(65,904)	$(34,205)

4.	FAIR VALUE MEASUREMENTS

Fair value measurements are estimated based on valuation techniques and inputs categorized as follows:

•	Level 1 — Quoted prices in active markets for identical assets or liabilities;

•

Level 2 — Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; and

•

Level 3 — Unobservable inputs that are supported by little or no market activity and that are financial instruments whose values are determined using discounted cash flow methodologies, pricing models, or similar techniques, as well as instruments for which the determination of fair value requires significant judgment or estimation.

If the inputs used to measure the financial assets and liabilities fall within more than one level described above, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

Acquisition-related Contingent Consideration Obligations

The fair value measurement of contingent consideration obligations arising from business combinations is determined via a probability-weighted discounted cash flow analysis, using unobservable (Level 3) inputs. These inputs may include: (i) the estimated amount and timing of projected cash flows, (ii) the probability of the achievement of the factor(s) on which the contingency is based and (iii) the risk-adjusted discount rate used to present value the probability-weighted cash flows. Significant increases or decreases in any of those inputs in isolation could result in a significantly higher or lower fair value measurement.

There were no contingent consideration obligations during 2020. The following table presents a reconciliation of contingent consideration obligations measured on a recurring basis using significant unobservable inputs (Level 3) for the year 2019:

Balance, January 1, 2019		$444
Adjustments to Acquisition-related contingent consideration:
Accretion for the time value of money	$5
Fair value adjustments due to changes in estimates of other future payments	(144)

Acquisition-related contingent consideration		(139)
Payments		(305)

Balance, December 31, 2019		$—

5.	INVENTORIES

Inventories, net as of December 31, 2020 and 2019 consist of:

	2020	2019
Raw materials	$13,100	$12,348
Work in process	226	266
Finished goods	16,191	16,042

	$29,517	$28,656

6.	PROPERTY, PLANT AND EQUIPMENT

The major components of property, plant and equipment as of December 31, 2020 and 2019 consist of:

	2020	2019
Buildings	$2,719	$2,719
Machinery and equipment	9,361	10,320
Other equipment and leasehold improvements	8,438	5,676
Construction in progress	1,276	1,663

	21,794	20,378
Less accumulated depreciation	(13,535)	(13,410)

	$8,259	$6,968

Depreciation expense was $1,816, $1,566 and $2,306 for the years 2020, 2019 and 2018, respectively.

Property, plant and equipment, net of accumulated depreciation, are attributed to geographic regions based on their physical location as of December 31, 2020 and 2019 as follows:

	2020	2019
North America	$6,753	$5,713
Asia Pacific	1,475	1,205
Europe/Middle East	31	50

	$8,259	$6,968

7.	INTANGIBLE ASSETS AND GOODWILL

Intangible Assets

The major components of intangible assets as of December 31, 2020 and 2019 consist of:

	Weighted- Average Remaining Useful Lives (Years)	2020			2019
		Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Finite-lived intangible assets:
Product brands	3	$87,017	$(65,261)	$21,756	$87,017	$(55,449)	$31,568
Corporate brand	8	16,175	(7,459)	8,716	16,175	(6,380)	9,795
Product rights/patents	1	65,749	(58,016)	7,733	65,749	(50,230)	15,519

Total finite-lived intangible assets		$168,941	$(130,736)	$38,205	$168,941	$(112,059)	$56,882

Long-lived assets with finite lives are tested for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Impairment charges associated with these assets are included in Asset impairments in the Combined Statements of Income. The Business continues to monitor the recoverability of its finite-lived intangible assets and tests the intangible assets for impairment if indicators of impairment are present.

There were no asset impairments in 2020 or 2018. Asset impairments in 2019 of $3,641 represents the full impairment of certain acquired IPR&D.

Estimated amortization expense of finite-lived intangible assets for the five years ending December 31 and thereafter are as follows:

	2021	2022	2023	2024	2025	Thereafter	Total
Amortization	$18,033	$10,132	$3,329	$2,309	$1,078	$3,324	$38,205

Goodwill

The carrying amounts of goodwill as of December 31, 2020, 2019 and 2018 were $94,151.

Goodwill is not amortized but is tested for impairment at least annually on October 1st at the reporting unit level. A reporting unit is the same as, or one level below, an operating segment. The Business performs its annual impairment test by first assessing qualitative factors. Where the qualitative assessment suggests that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, a quantitative fair value test is performed for that reporting unit (Step 1).

The fair value of a reporting unit refers to the price that would be received to sell the unit as a whole in an orderly transaction between market participants. The Business estimates the fair values of a reporting unit using a discounted cash flow model which utilizes Level 3 unobservable inputs. The discounted cash flow model relies on assumptions regarding revenue growth rates, gross profit, projected working capital needs, selling, general and administrative expenses, research and development expenses, capital expenditures, income tax rates, discount rates and terminal growth rates. To estimate fair value, the Business discounts the forecasted cash flows of each reporting unit. The discount rate the Business uses represents the estimated weighted average cost of capital, which reflects the overall level of inherent risk involved in its reporting unit operations and the rate of return a market participant would expect to earn. The quantitative fair value test is performed utilizing long-term growth rates and discount rates applied to the estimated cash flows in estimation of fair value. To estimate cash flows beyond the final year of its model, the Business estimates a terminal value by applying an in-perpetuity growth assumption and discount factor to determine the reporting unit’s terminal value.

To forecast a reporting unit’s cash flows, the Business takes into consideration economic conditions and trends, estimated future operating results, management’s and a market participant’s view of growth rates and product lives, and anticipates future economic conditions. Revenue growth rates inherent in these forecasts are based on input from internal and external market research that compare factors such as growth in global economies, recent industry trends and product life-cycles. Macroeconomic factors such as changes in economies, changes in the competitive landscape to the Business’s product portfolio, changes in government legislation, product life-cycles, industry consolidations and other changes beyond the Business’s control could have a positive or negative impact on achieving its targets. Accordingly, if market conditions deteriorate, or if the Business is unable to execute its strategies, it may be necessary to record impairment charges in the future.

Goodwill Impairment Testing

The Business conducted quantitative fair value testing of goodwill for impairment as of October 1, 2018, utilizing a long-term growth rate of 2% and a discount rate of 14%, in estimation of the fair value of its reporting unit. Based on the quantitative fair value test, the fair value of the reporting unit exceeded its carrying value by more than 40% and, as a result there was no impairment to goodwill.

The Business conducted its annual goodwill impairment tests as of October 1, 2020, 2019 and 2018 by first assessing qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. In management’s assessment, no qualitative factors were identified which suggested that it was more likely than not that the carrying amount of its reporting unit exceeded its fair value, and therefore there was no impairment to goodwill for the years 2020, 2019 and 2018.

If market conditions deteriorate, or if the Business is unable to execute its strategies, it may be necessary to record impairment charges in the future.

Accumulated goodwill impairment charges through December 31, 2020 was $0.

8.	ACCRUED AND OTHER CURRENT LIABILITIES

Accrued and other current liabilities as of December 31, 2020 and 2019 consist of:

	2020	2019
Discounts and allowances	$8,433	$4,675
Employee costs	7,892	6,156
Deferred revenue	2,762	2,343
Warranties	2,090	3,375
Lease liabilities	1,509	1,168
Advertising and promotion	1,175	970
Product returns	731	813
Other	4,647	4,321

	$29,239	$23,821

Warranties

The Business offers standard one or two-year warranties for systems sold. Estimated costs to repair or replace products under the standard warranty are recorded as a current liability at the time of sale. The following table presents the activity and ending balances of the Business’s warranty provisions for the years 2020, 2019 and 2018:

	2020	2019	2018
Warranty liability balance, beginning of year	$3,375	$2,450	$2,646
Current period provision	1,810	4,678	2,722
Settlements	(3,095)	(3,753)	(2,918)

Warranty liability balance, end of year	$2,090	$3,375	$2,450

9.	PENSION AND POSTRETIREMENT EMPLOYEE BENEFIT PLANS

Defined Contribution Plans

BHC sponsors defined contribution plans in the U.S., Ireland and certain other countries. Under these plans, employees are allowed to contribute a portion of their salaries to the plans, and the Business matches a portion of the employee contributions. The Business contributed $735, $639 and $527 to these plans during the years 2020, 2019, and 2018, respectively.

Multiemployer Plans

BHC offers its defined benefit plans, a participatory defined benefit postretirement medical and life insurance plans and defined contribution plan to be shared amongst its businesses, including Solta, and the participation of its employees and retirees in these plans is reflected as though Solta participated in a multiemployer plan with BHC. A proportionate share of the costs associated with the multiemployer plan of $110, $48, and $37 is reflected in the Combined Financial Statements for the years 2020, 2019, and 2018, respectively. Assets and liabilities associated with the multiemployer plan are retained by BHC and recorded on BHC’s balance sheet.

10.	LEASES

Lessor

The Business has contractual obligations as a lessor with respect to sales-type and operating equipment leases to customers. For U.S. customers, the consideration in a contract that contains both lease and non-lease components is allocated based on the standalone selling price.

Contractual obligations for sales-type leases tend to have fixed terms and can include purchase options. The Business utilizes the reasonably certain threshold criteria in determining which options our customers will exercise.

Lease payments are primarily fixed in nature and are captured in the lease receivable. Lease income is included in Revenues in the Combined Statements of Income and was not material for the years 2020, 2019 and 2018. Lease receivables are included in Other non-current assets on the Combined Balance Sheets and were not material as of December 31, 2020 and 2019. There were no short term lease receivable balances as of December 31, 2020 and 2019.

Lessee

Right-of-use assets and lease liabilities associated with the Business’s operating leases are included in the Combined Balance Sheet as of December 31, 2020 and 2019 as follows:

	2020	2019
Right-of-use assets included in:
Other non-current assets	$11,776	$10,335

Lease liabilities included in:
Accrued and other current liabilities	$1,509	$1,168
Other non-current liabilities	11,277	9,983

Total lease liabilities	$12,786	$11,151

Lease expense for the years 2020 and 2019 includes:

	2020	2019
Operating lease costs	$3,613	$2,542
Variable operating lease costs	$636	$620
Short term lease expense	$27	$32

Other information related to operating leases for the years 2020 and 2019 is as follows:

	2020	2019
Cash paid from operating cash flows for amounts included in the measurement of lease liabilities	$1,968	$1,100
Right-of-use assets obtained in exchange for new operating lease liabilities	$2,771	$5,375
Weighted-average remaining lease term	8.5 years	8.9 years
Weighted-average discount rate	6.3%	6.3%

Right-of-use assets obtained in exchange for new operating lease liabilities during 2019 of $5,375 in the table above does not include $5,992 of right-of-use assets recognized upon adoption of the new standard for accounting for leases on January 1, 2019. See Note 2, “SIGNIFICANT ACCOUNTING POLICIES” for further details regarding the impact of the adoption of the new standard for accounting for leases.

As of December 31, 2020, future payments under noncancelable operating leases for each of the five succeeding years ending December 31 and thereafter are as follows:

2021	$2,279
2022	1,906
2023	1,635
2024	1,676
2025	1,712
Thereafter	7,524

Total	16,732
Less: Imputed interest	3,946

Present value of remaining lease payments	12,786
Less: Current portion	1,509

Non-current portion	$11,277

Upon adopting the new lease guidance, the Business elected the modified retrospective approach without revising prior periods. Rental expense related to operating lease agreements was $2,214 in 2018.

11.	SHARE-BASED COMPENSATION

The Business participates in BHC’s long-term incentive program. Accordingly, the following disclosures represent share-based compensation expense attributable to Solta based on the awards and terms previously granted under BHC’s share-based compensation plans. Share-based compensation expense attributable to Solta is derived from: (i) the specific identification of Solta employees, and (ii) an allocation of charges from BHC, related to BHC employees providing corporate services to Solta. Accordingly, the amounts presented are not necessarily indicative of future awards and do not necessarily reflect the results that the Business would have experienced as an independent company for the periods presented.

In May 2014, BHC shareholders approved BHC’s 2014 Omnibus Incentive Plan (the “2014 Plan”) which replaced the BHC’s 2011 Omnibus Incentive Plan (the “2011 Plan”) for future equity awards granted by BHC. BHC transferred the common shares available under the 2011 Plan to the 2014 Plan. The maximum number of common shares that may be issued to participants under the 2014 Plan is equal to 18,000,000 common shares, plus the number of common shares under the 2011 Plan reserved but unissued and not underlying outstanding awards and the number of common shares becoming available for reuse after awards are terminated, forfeited, cancelled, exchanged or surrendered under the 2011 Plan and the BHC’s 2007 Equity Compensation Plan. BHC registered 20,000,000 common shares for issuance under the 2014 Plan.

Effective April 30, 2018, BHC amended and restated its 2014 Plan (the “Amended and Restated 2014 Plan”). The Amended and Restated 2014 Plan includes the following amendments: (i) the number of common shares authorized for issuance under the Amended and Restated 2014 Plan has been increased by an additional 11,900,000 common shares, as approved by the requisite number of BHC shareholders at BHC’s annual general meeting held on April 30, 2018, (ii) introduction of a $750,000 aggregate fair market value limit on awards (in either equity, cash or other compensation) that can be granted in any calendar year to a participant who is a non-employee director, (iii) housekeeping changes to address recent changes to Section 162(m) of the Internal Revenue Code, (iv) awards are expressly subject to the BHC’s clawback policy and (v) awards not assumed or substituted in connection with a Change of Control (as defined in the Amended and Restated 2014 Plan) will only vest on a pro rata basis.

Effective April 28, 2020, BHC further amended and restated the Amended and Restated 2014 Plan (the “Further Amended and Restated 2014 Plan”). The Further Amended and Restated 2014 Plan includes the following amendments: (i) the number of common shares authorized for issuance under the Further Amended and Restated 2014 Plan has been increased by an additional 13,500,000 common shares, as approved by the requisite number of BHC shareholders at BHC’s annual general meeting held on April 28, 2020, (ii) the exercise price of stock options and share appreciation rights (“SARs”) will be based on the closing price of the underlying common shares on the date such stock options or SARs are granted (rather than on the last preceding trading date), (iii) additional provisions clarifying that: (a) stock options and SARs will not be eligible for the payment of dividend or dividend equivalents and (b) the Talent and Compensation Committee of the Board of Directors of BHC cannot, without BHC shareholder approval, seek to effect any repricing of any previously granted “underwater” stock option or SAR and (iv) other housekeeping and/or clerical changes.

BHC has a long-term incentive program with the objective of realigning the share-based awards granted to senior management with BHC’s focus on improving its tangible capital usage and allocation while maintaining focus on improving BHC total shareholder return over the long-term. The share-based awards granted under this long-term incentive program consist of time-based stock options, time-based RSUs and performance-based RSUs. Performance-based RSUs are comprised of: (i) awards that vest upon achievement of certain share price appreciation conditions that are based on BHC TSR and (ii) awards that vest upon attainment of certain performance targets that are based on the BHC’s ROTC.

Approximately 16,902,000 of BHC’s common shares were available for future grants as of December 31, 2020. BHC uses reserved and unissued common shares to satisfy its obligation under its share-based compensation plans.

The components and classification of share-based compensation expense related to stock options and RSUs directly attributable to those employees specifically identified as Solta employees for the years 2020, 2019 and 2018 were as follows:

	2020	2019	2018
Stock options	$127	$23	$13
RSUs	1,994	1,340	913

Share-based compensation expense	$2,121	$1,363	$926

Research and development expenses	$760	$479	$317
Selling, general and administrative expenses	1,361	884	609

Share-based compensation expense	$2,121	$1,363	$926

In addition to share-based compensation expense attributable to employees that are specific to the Business, share-based compensation expense also includes $1,335, $1,099 and $764 for the years 2020, 2019 and 2018 respectively, of allocated charges from BHC, based on revenues, related to BHC employees providing corporate services to Solta.

Stock Options

Stock options granted under the 2011 Plan and the Amended and Restated 2014 Plan generally expire on the fifth or tenth anniversary of the grant date. The exercise price of any stock option granted under the 2011 Plan and the Amended and Restated 2014 Plan will not be less than the closing price per common share preceding the date of grant. Stock options generally vest 33% and 25% each year over a three-year and four-year period, respectively, on the anniversary of the date of grant.

During 2018, there were no stock options granted to employees specifically identified as Solta employees. The fair values of all stock options granted for the years 2020 and 2019 were estimated as of the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2020	2019
Expected stock option life (years)	3	3
Expected volatility	38.6%	46.5%
Risk-free interest rate	1.2%	2.5%
Expected dividend yield	—%	—%

The expected stock option life was determined based on historical exercise and forfeiture patterns associated with historical BHC stock option grants. The expected volatility was determined based on implied volatility in the market traded options of the BHC’s common shares. The risk-free interest rate was determined based on the rate at the time of grant for zero-coupon U.S. government bonds with maturity dates equal to the expected life of the stock option. The expected dividend yield was determined based on the stock option’s exercise price and expected BHC annual dividend rate at the time of grant.

The Black-Scholes option-pricing model used by BHC to calculate stock option values was developed to estimate the fair value of freely tradable, fully transferable stock options without vesting restrictions, which significantly differ from BHC’s stock option awards. This model also requires highly subjective assumptions, including future stock price volatility and expected time until exercise.

The weighted-average fair values of stock options granted to Solta employees in 2020 and 2019 were $6.60 and $8.47, respectively. The total intrinsic values of, and proceeds received from, stock options exercised in 2020, 2019, and 2018, by employees specifically identified as Solta employees, were not material.

As of December 31, 2020, the total remaining unrecognized compensation expense related to non-vested stock options of employees specifically identified as Solta employees amounted to $14, which will be amortized over the weighted-average remaining requisite service period of approximately 0.2 years. The total fair value of stock options vested in 2020, 2019 and 2018 were $28, $0, and $152, respectively.

RSUs

RSUs generally vest on the first or third anniversary date from the date of grant or 33% a year over a three-year period. Pursuant to the applicable unit agreement, certain RSUs may be subject to the attainment of any applicable performance goals specified by the Board of Directors. If the vesting of the RSUs is conditional upon the attainment of performance goals, any RSUs that do not vest as a result of a determination that the prescribed performance goals failed to be attained will be forfeited immediately upon such determination. RSUs are credited with dividend equivalents, in the form of additional RSUs, when dividends are paid on the BHC’s common shares. Such additional RSUs will have the same vesting dates and will vest under the same terms as the RSUs in respect of which such additional RSUs are credited.

To the extent provided for in a RSU agreement, BHC may, in lieu of all or a portion of the common shares which would otherwise be provided to a holder, elect to pay a cash amount equivalent to the market price of the BHC’s common shares on the vesting date for each vested RSU. The amount of cash payment will be determined based on the average market price of BHC’s common shares on the vesting date. BHC’s current intent is to settle vested RSUs through the issuance of common shares.

Time-Based RSUs

Each vested time-based RSU represents the right of a holder to receive one of BHC’s common shares. The fair value of each RSU granted is estimated based on the trading price of BHC’s common shares on the date of grant.

As of December 31, 2020, the total remaining unrecognized compensation expense related to non-vested time-based RSUs of those employees specifically identified as Solta employees amounted to $1,292, which will be amortized over the weighted-average remaining requisite service period of approximately 1.3 years. The total fair value of time-based RSUs vested in 2020, 2019 and 2018 were $1,282, $547, and $342, respectively.

Performance-Based RSUs

Each vested performance-based RSU represents the right of a holder to receive a number of BHC’s common shares up to a specified maximum. Performance-based RSUs vest upon achievement of certain BHC share price appreciation conditions or attainment of certain BHC performance targets. If BHC’s performance is below a specified performance level, no common shares will be paid.

The fair value of each TSR performance-based RSU granted during 2020, 2019 and 2018 was estimated using a Monte Carlo Simulation model, which utilizes multiple input variables to estimate the probability that the performance condition will be achieved. The fair value of the ROTC performance-based RSUs is estimated based on the trading price of BHC’s common shares on the date of grant. Expense recognized for the ROTC performance-based RSUs in each reporting period reflects BHC’s latest estimate of the number of ROTC performance-based RSUs that are expected to vest. If the ROTC performance-based RSUs do not ultimately vest due to the ROTC targets not being met, no compensation expense is recognized and any previously recognized compensation expense is reversed.

During 2018, there were no performance-based RSUs granted to employees specifically identified as Solta employees. The fair values of TSR performance-based RSUs granted during 2020 and 2019 were estimated with the following assumptions:

	2020	2019
Contractual term (years)	3	3
Expected volatility	38.6%	46.5%
Risk-free interest rate	1.2%	2.5%

The expected volatility was determined based on implied volatility in the market traded options of BHC’s common shares. The risk-free interest rate was determined based on the rate at the time of grant for zero-coupon U.S. government bonds with maturity dates equal to the contractual term of the performance-based RSUs.

During 2020, approximately 3,000 performance-based RSUs, consisting of approximately 2,000 units of TSR performance-based RSUs with an average grant date fair value of $26.13 per RSU and approximately 1,000 units of ROTC performance-based RSUs with a weighted-average grant date fair value of $26.46 per RSU were granted to employees specifically identified as Solta employees.

As of December 31, 2020, the total remaining unrecognized compensation expense related to non-vested performance-based RSUs of employees specifically identified as Solta employees amounted to $95, which will be amortized over the weighted-average remaining requisite service period of approximately 1.6 years. A maximum of approximately 10,000 common shares could be issued upon vesting of the performance-based RSUs outstanding as of December 31, 2020.

12.	RESEARCH AND DEVELOPMENT

Included in Research and development are costs related to product development and quality assurance programs. Quality assurance are the costs incurred to meet evolving customer and regulatory standards. Research and development costs for the years 2020, 2019 and 2018 consists of:

	2020	2019	2018
Product related research and development	$14,972	$12,541	$9,675
Quality assurance	428	202	904

Research and development	$15,400	$12,743	$10,579

13.	OTHER EXPENSE (INCOME), NET

Other expense (income), net for the years 2020, 2019 and 2018 consists of:

	2020	2019	2018
Litigation and other matters	$25	$933	$85
Restructuring and integration costs	5	—	—
Acquisition-related contingent consideration	—	(139)	(682)
Other, net	—	—	2

Other expense (income), net	$30	$794	$(595)

14.	INCOME TAXES

The components of Income before income taxes for the years 2020, 2019 and 2018 consist of:

	2020	2019	2018
Domestic	$14,068	$1,499	$250
Foreign	79,522	45,227	14,597

	$93,590	$46,726	$14,847

The components of Income taxes for the years 2020, 2019 and 2018 consist of:

	2020	2019	2018
Current:
Domestic	$3,764	$402	$—
Foreign	13,162	4,242	1,788

	16,926	4,644	1,788

Deferred:
Foreign	610	1,183	(621)

	$17,536	$5,827	$1,167

The Income taxes differ from the expected amount calculated by applying the Business’s Canadian statutory rate of 26.9% to Income before income taxes for the years 2020, 2019 and 2018 as follows:

	2020	2019	2018
Income before income taxes	$93,590	$46,726	$14,847

Income taxes
Expected income taxes at Canadian statutory rate	$25,045	$12,569	$3,994
Adjustments to tax attributes	(272)	(224)	(180)
Foreign tax rate differences	(7,237)	(6,518)	(2,647)

	$17,536	$5,827	$1,167

Deferred tax assets and liabilities as of December 31, 2020 and 2019 consist of:

	2020	2019
Deferred tax assets:
Intangible assets	$7,236	$4,572
Net operating losses	6,157	8,744
Tax credits	6,426	6,426
Lease liability	2,491	2,040
Fixed assets	370	382
Other	1,423	1,656

Total deferred tax assets	24,103	23,820
Less valuation allowance	(3,695)	(3,706)

Net deferred tax assets	20,408	20,114

Deferred tax liabilities:
Lease asset	(2,722)	(2,226)
Outside basis differences	(732)	(335)

Total deferred tax liabilities	(3,454)	(2,561)

Net deferred tax asset	$16,954	$17,553

The realization of deferred tax assets is dependent on the Business generating sufficient domestic and foreign taxable income in the years that the temporary differences become deductible. A valuation allowance has been provided for the portion of the deferred tax assets that the Business determined is more likely than not to remain unrealized based on estimated future taxable income and tax planning strategies. There has been no change in valuation allowance between the two years.

As of December 31, 2020, the Business had accumulated taxable losses available to offset future years’ federal taxable income in the U.S. of approximately $26,500 and expire from 2023 to 2026. These taxable losses are subject to annual loss limitations as a result of previous ownership changes. As of December 31, 2020, U.S. research and development credits available to offset future years’ federal income taxes in the U.S. were approximately $6,400, which expire from 2020 to 2032 and the use of which is subject to annual limitation as a result of previous ownership changes.

The Business provides for Canadian tax on the unremitted earnings of its direct foreign affiliates except for its direct U.S. subsidiaries. The Business continues to assert that the unremitted earnings of its U.S. subsidiaries will be permanently reinvested and not repatriated. As of December 31, 2020, the Business estimates there is no material tax liability attributable to the permanently reinvested U.S. earnings.

As of December 31, 2020, unrecognized tax benefits (including interest and penalties) were $3,400, of which $3,300 would affect the Business’s effective income tax rate. In 2020, the remaining unrecognized tax benefits would not impact the effective tax rate as the tax positions are offset against existing tax attributes or are timing in nature.

The Business provides for interest and penalties related to unrecognized tax benefits in its provision for income taxes. During the years presented, the Business did not provide for additional interest or penalties. The Business believes that the total amount of unrecognized tax benefits as of December 31, 2020 would not change during the next twelve months.

The following table presents a reconciliation of the unrecognized tax benefits for the years 2020, 2019 and 2018:

	2020	2019	2018
Balance, beginning of year	$3,438	$3,438	$3,438
Additions based on tax positions related to the current year	—	—	—
Additions (reductions) for tax positions of prior years	—	—	—
Lapse of statute of limitations	—	—	—

Balance, end of year	$3,438	$3,438	$3,438

The Business files federal income tax returns in Canada, the U.S., and other foreign jurisdictions, as well as various provinces and states in Canada and the U.S. The Business and its subsidiaries have open tax years, primarily from 2015 to 2020, with significant taxing jurisdictions listed in the table below, respectively, including Canada and the U.S. These open years contain certain matters that could be subject to differing interpretations of applicable tax laws and regulations and tax treaties, as they relate to the amount, timing, or inclusion of revenues and expenses, or the sustainability of income tax positions of the Business and its subsidiaries. Certain of these tax years are expected to remain open indefinitely.

Jurisdiction:	Open Years
United States - Federal	2015 - 2020
Canada	2015 - 2020
Ireland	2016 - 2020

15.	LEGAL PROCEEDINGS

From time to time, in the ordinary course of business, the Business becomes involved in various legal and administrative proceedings covering a range of matters, which include, but are not limited to, product liability, intellectual property, governmental and regulatory investigations, employment-related claims and commercial disputes. From time to time, the Business also initiates actions or files counterclaims. The Business could be subject to counterclaims or other suits in response to actions it may initiate. The Business believes that the prosecution of these actions and counterclaims is important to preserve and protect the Business, its reputation and its assets.

The Business evaluates developments in legal proceedings, potential settlements and other matters that could increase or decrease the amount of the liability accrued. As of December 31, 2020, there are no such matters which the Business believes a potential resolution or settlement is both probable and reasonably estimable. Furthermore, as of December 31, 2020, there are no legal proceedings, potential settlements and other matters that the Business believes are material to its business or combined financial statements or for which the outcome is reasonably possible of having a material adverse impact on its combined balance sheets, combined statements of income or combined statements of cash flow.

16.	SUBSEQUENT EVENTS

The Business has evaluated for subsequent events through September 3, 2021, the date the Combined Financial Statements were available to be issued, and determined that there have been no events that have occurred that would require recognition or adjustment to the Business’ disclosures.

Common Shares

Solta Medical Corporation

PRELIMINARY PROSPECTUS

Goldman Sachs & Co. LLC

Morgan Stanley

             , 2021

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

Amount to Be Paid
SEC registration fee	$	*
FINRA filing fee		*
NASDAQ listing fee		*
Transfer agent’s fees		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue Sky fees and expenses		*
Miscellaneous		*

Total	$	*

Each of the amounts set forth above, other than the registration fee, the FINRA filing fee, NASDAQ listing fee is an estimate.

*	To be completed by amendment.

Item 14.	Indemnification of Directors and Officers

Under Section 160 of the British Columbia Business Corporations Act (“BCBCA”), we may indemnify an individual, which we refer to as an eligible party, who is or was a director or officer of the Company, is or was a director or officer of another corporation at a time when the corporation is or was an affiliate of the Company, is or was a director or officer of another corporation at the request of the Company, or at the request of the Company, is or was, or holds or held a position equivalent to that of, a director or officer of a partnership, trust, joint venture or other unincorporated entity, as well as the heirs and personal or other legal representatives of the eligible party, against all judgments, penalties or fines awarded or imposed in, or amounts paid in settlement of, a proceeding in which the eligible party, or any of the heirs and personal or other legal representatives of the eligible party, by reason of the eligible party being or having been a director or officer of, or holding or having held a position equivalent to that of a director or officer of, the Company or an associated corporation, is or may be joined as a party, or is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding. After the final disposition of the proceeding, we may pay the expenses actually and reasonably incurred by the eligible party and the heirs and personal or other legal representatives of the eligible party, and we must pay such amounts if the eligible party has not been reimbursed for those expenses and is wholly successful, on the merits or otherwise, in the outcome of the proceeding or is substantially successful on the merits in the outcome of the proceeding. Under section 162 of the BCBCA, we may also pay, as they are incurred in advance of the final disposition of the proceeding, the expenses actually and reasonably incurred by the eligible party and the heirs and personal or other legal representatives of the eligible party in respect of that proceeding provided that we have first received a written undertaking from the relevant individual to repay the amounts advanced if it is ultimately determined that payment is prohibited under the BCBCA.

We may not indemnify or pay the expenses of an eligible party if (a) the indemnity or payment is made under an earlier agreement to indemnify or pay expenses and, at the time that the agreement to indemnify or pay expenses was made, the Company was prohibited from giving the indemnity or paying the expenses by its memorandum or articles, (b) indemnity or payment is made otherwise than under an earlier agreement to indemnify or pay expenses and, at the time that the indemnity or payment is made, the Company is prohibited from giving the indemnity or paying the expenses by its memorandum or articles, (c) the eligible party, in relation to the subject matter of the eligible proceeding, did not act honestly and in good faith with a view to the best interests of the Company or the associated corporation, as the case may be, and (d) in the case of a proceeding other than a civil proceeding, if the eligible party did not have reasonable grounds for believing that the eligible party’s conduct in respect of which the proceeding was brought was lawful. We also may not indemnify or pay the expenses of an eligible party if the proceeding is brought against the eligible party by or on behalf of the Company or by or on behalf of an associated corporation.

Notwithstanding the foregoing, and whether or not payment of expenses or indemnification has been sought, authorized or declined, on the application of the Company or an eligible party or the heirs and personal or other legal representatives of the eligible party, a court may do one or more of the following: (a) order the Company to indemnify the person against any liability incurred by the eligible party in respect of an eligible proceeding, (b) order the Company to pay some or all of the expenses incurred by an eligible party in respect of an eligible proceeding, (c) order the enforcement of, or any payment under, an agreement of indemnification entered into by the Company, (d) order the Company to pay some or all of the expenses actually and reasonably incurred by any person in obtaining an order under this section, and (e) make any other order the court considers appropriate.

The Articles provide that, subject to the BCBCA, we must indemnify an eligible party and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and we must indemnify, and pay expenses in advance of the final disposition of an eligible proceeding in accordance with, and to the fullest extent and in all circumstances permitted by, the BCBCA. The Articles also provide that, subject to any restrictions in the BCBCA, we may indemnify any person. The Articles further provide that, subject to the limitations contained in the BCBCA, we may purchase and maintain insurance for the benefit of any person eligible for indemnification under the Articles.

We maintain insurance for certain liabilities incurred by its directors and officers in their capacity with the Company or its subsidiaries.

In addition, we have entered, or will enter, into separate indemnity agreements with each of our directors and officers pursuant to which we agree to indemnify and hold harmless our directors and officers against any and all liability, loss, damage, cost or expense in accordance with the terms and conditions of the BCBCA and our Articles.

Item 15.	Recent Sales of Unregistered Securities

We have not sold any securities, registered or otherwise, within the past three years, except as follows: On July 16, 2021, we issued one share to our sole shareholder, BHC, which was made pursuant to the exemption from registration in Section 4(a)(2) of the Securities Act because the offer and issuance of the share did not, or will not, involve a public offering. We have not otherwise sold any securities, registered or otherwise, within the past three years.

Item 16.	Exhibits and Financial Statement Schedules

(a) The list of exhibits set forth under “Exhibit Index” at the end of this Registration Statement is incorporated by reference herein.

(b) Schedules are omitted because they are not required or because the information is provided elsewhere in the financial statements included in this registration statement.

Item 17.	Undertakings

The undersigned registrant hereby undertakes:

(a)

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b)

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this registration statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)	The undersigned registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number	Description

1.1*	Form of Underwriting Agreement

3.1	Form of Articles of Solta to be effective at closing

5.1*	Opinion of Osler, Hoskin & Hancourt LLP

10.1*	Master Separation Agreement

10.2*	Transition Services Agreement

10.3	Form of Tax Matters Agreement

10.4	Form of Registration Rights Agreement

10.5*	Employee Matters Agreement

10.6*	Form of Distribution Agreement

10.7*	Form of Solta Medical Corporation Incentive Compensation and Stock Plan

10.8*	Form of Stock Option Grant Agreement under the Solta Medical Corporation Incentive Compensation and Stock Plan

10.9*	Form of Restricted Share Unit Award Agreement under the Solta Medical Corporation Incentive Compensation and Stock Plan

10.10*	Form of Performance Restricted Share Unit Award Agreement under the Solta Medical Corporation Incentive Compensation and Stock Plan

10.11*	Form of Indemnification Agreement

10.12*	Senior Credit Facility Agreement

10.13*	Individual Employment Agreement between Bausch & Lomb (New Zealand) Limited and Thomas Hart, dated as of , 2021

10.14*	Employment Agreement between Solta Medical Corporation and Scott Hirsch, dated as of , 2021

21.1*	Subsidiaries of the registrant

23.1*	Consent of PricewaterhouseCoopers LLP, an Independent Registered Public Accounting Firm

23.2*	Consent of Osler, Hoskin & Hancourt LLP (included in Exhibit 5.1)

24.1*	Power of Attorney (included on signature page)

*	To be filed by amendment.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in                ,                 of                , on the     day of                 , 2021.

SOLTA MEDICAL CORPORATION

By:
Name: Scott Hirsch
Title: Chief Executive Officer

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Scott A. Hirsch and                 and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agents full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or their or his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Scott A. Hirsch	Chief Executive Officer and Director (principal executive officer and principal financial officer)	, 2021

Paul S. Herendeen	Chairman of the Board of Directors	, 2021

Thomas W. Ross, Sr.	Lead Independent Director	, 2021

Robert N. Power	Director	, 2021

Amy B. Wechsler, M.D.	Director	, 2021

Thomas J. Appio	Director	, 2021

Sophia J. Langlois	Director	, 2021